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INDEX TO FINANCIAL STATEMENTS

Exhibit 99.1

Dear Huntsman Corporation Stockholder:

        I am pleased to inform you that on                        , the board of directors of Huntsman Corporation ("Huntsman") approved the spin-off of our Pigments & Additives segment as a separate, publicly traded company, which we have named Venator Materials Corporation ("Venator"). We believe that this separation of Venator to form a new publicly traded company is in the best interests of Huntsman, its stockholders and Venator.

        After the spin-off, Venator will have outstanding two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be the same, other than with regard to voting. Each share of Class A common stock is entitled to                    votes. Each share of Class B common stock is entitled to                    votes.

        The spin-off will be completed by way of a pro rata distribution on                    of all of Venator's outstanding shares of Class B common stock to Huntsman stockholders of record as of the close of business on                    , the spin-off record date. Following the distribution, (i) the holders of Venator's Class B common stock will hold 60% of all of Venator's outstanding common stock and 80.1% of the voting power of all of Venator's outstanding common stock and (ii) Huntsman (through one or more of its subsidiaries) will retain all of Venator's Class A common stock, representing 40% of all of Venator's outstanding common stock and 19.9% of the voting power of all of Venator's outstanding common stock. Each Huntsman stockholder will receive                    shares of Venator Class B common stock for each share of Huntsman common stock held on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, stockholders may request that their shares of Venator Class B common stock be transferred to a brokerage or other account at any time. No fractional shares of Venator Class B common stock will be issued. If you would otherwise have been entitled to a fractional share of Class B common stock in the distribution, you will receive the net cash proceeds of the sale of such fractional share instead.

        Huntsman stockholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Venator Class B common stock.

        Immediately following the spin-off, you will own common stock in Huntsman and Class B common stock in Venator. Huntsman's common stock will continue to trade on the New York Stock Exchange under the symbol "HUN." Venator's Class B common stock will trade on the New York Stock Exchange under the symbol "VNTR."

        The spin-off is conditioned on Huntsman's receipt of an opinion from its tax advisor that Huntsman's pro rata distribution of all outstanding Venator Class B common stock to its stockholders qualifies as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of Internal Revenue Code of 1986, as amended (the "Code") and that certain elements of the restructuring transactions undertaken as part of the spin-off will also qualify for tax-free treatment under Sections 355, 361 and/or 368(a)(1)(D) of the Code. Tax advisor's opinion will, in part, be based upon a private letter ruling received from the U.S. Internal Revenue Service ("IRS") by Huntsman to the effect that the retention of Class A common stock will not be in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax, that certain post spin-off exchanges of Class A common stock for Huntsman indebtedness will be treated as distributions that are part of a plan of reorganization for purposes of sections 361(c)(1) and 361(c)(3), and that certain payments or transfers of assets and liabilities that may occur following the spin-off will be treated as part of the spin-off transaction.

        However, any cash that you receive in lieu of fractional shares generally will be taxable to you. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws. The spin-off is also subject to other conditions, as described in the enclosed information statement.

        The enclosed information statement, which is being mailed to all Huntsman stockholders, describes the spin-off in detail and contains important information about Venator, including its financial statements. We urge you to read this information statement carefully.

        I want to thank you for your continued support of Huntsman. We look forward to your support of Venator in the future.

Yours sincerely,

Peter R. Huntsman
 President and Chief Executive Officer
Huntsman Corporation

Dear Venator Materials Corporation Stockholder:

        It is our pleasure to welcome you as a stockholder of our company, Venator Materials Corporation. We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future.

        As a separate, publicly-traded company, we believe we can more effectively focus on our objectives and satisfy the capital needs of our company, and thus bring more value to you as a stockholder.

        Upon completion of our spin-off from Huntsman Corporation, our Class B common stock will trade on the New York Stock Exchange under the ticker symbol "VNTR."

        We invite you to learn more about Venator by reviewing the enclosed information statement. We look forward to our future as a separate, publicly-traded company and to your support as our stockholder.

Very truly yours,

Simon Turner
 President and Chief Executive Officer
Venator Materials Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY INFORMATION STATEMENT
(Subject to Completion, Dated March 14, 2017)

INFORMATION STATEMENT

Venator Materials Corporation

Class B Common Stock

(par value $0.01 per share)

         This information statement is being sent to you in connection with the separation of Venator Materials Corporation ("Venator") from Huntsman Corporation ("Huntsman"), following which Venator will be a separate, publicly traded company. We have named the company Venator Materials Corporation. After the spin-off, Venator will have outstanding two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be the same, other than with regard to voting. Each share of Class A common stock is entitled to                    votes. Each share of Class B common stock is entitled to                    votes. As part of the separation, Huntsman will distribute all of the outstanding shares of Venator Class B common stock on a pro rata basis to the holders of Huntsman's common stock. Following the distribution, (i) the holders of Venator's Class B common stock will hold 60% of all of our outstanding common stock and 80.1% of the voting power of all of our common stock outstanding and (ii) Huntsman (through one or more of its subsidiaries) will retain all of our Class A common stock, representing 40% of all of our outstanding common stock and 19.9% of the voting power of all of our outstanding common stock. We refer to the pro rata distribution of our Class B common stock as the "distribution" and we refer to the separation, including the restructuring transactions (which will precede the separation) and the distribution, as the "spin-off." We expect that the spin-off will be tax-free to Huntsman stockholders for United States ("U.S.") federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Each Huntsman stockholder will receive                    shares of Venator Class B common stock for each share of Huntsman common stock held as of the close of business on                    , the record date for the distribution. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. Huntsman will not distribute any fractional shares of Venator Class B common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. See "The Spin-Off—Treatment of Fractional Shares." As discussed under "The Spin-Off—Trading Prior to the Distribution Date," if you sell your Huntsman common stock in the "regular-way" market after the record date and before the distribution date, you also will be selling your right to receive shares of Venator Class B common stock in connection with the spin-off. If you sell your Huntsman common stock in the "ex-distribution" market after the record date and before the distribution date, you will still receive shares of our Class B common stock in the spin-off. The distribution will be effective as of 11:59 p.m., Eastern Time, on                        . Immediately after the distribution becomes effective, Venator will be a separate, publicly traded company.

         No vote or further action of Huntsman stockholders is required in connection with the spin-off. We are not asking you for a proxy. Huntsman stockholders will not be required to pay any consideration for the shares of Venator Class B common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Huntsman common stock or take any other action in connection with the spin-off.

         All of the outstanding shares of Venator's common stock are currently owned by Huntsman. Accordingly, there currently is no public trading market for Venator common stock. We expect, however, that a limited trading market for Venator Class B common stock, commonly known as a "when-issued" trading market, will develop on or shortly before the record date for the distribution, and we expect "regular-way" trading of Venator Class B common stock will begin the first trading day after the distribution date. Venator Class B common stock will trade on the New York Stock Exchange (the "NYSE") under the ticker symbol "VNTR."

         In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 29 of this information statement.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

         This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                        .

This information statement, or a Notice of Internet Availability of Information Statement Materials, was first mailed to Huntsman stockholders on or about                        .

        This information statement is being furnished solely to provide information to Huntsman stockholders who will receive shares of Class B common stock of Venator in connection with the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

 INDUSTRY AND MARKET DATA

        The market data and certain other statistical information used in this information statement includes industry data and forecasts that are based on independent industry publications such as (i) TiO2 Pigment Price Forecast to 2020 Q2/Q3/Q4, (ii) TiO2 Pigment Supply/Demand Q2/Q3/Q4 2016, (iii) Global TiO2 Pigment Producers—Comparative Cost & Profitability Study 2016, (iv) Feedstock Price Forecast Q3 2016 and (v) TiO2 Market Insight, February 2017, each published by TZ Mineral International Pty Ltd., government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this information statement entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

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SUMMARY

        This summary highlights information contained in this information statement and provides an overview of our company, our separation from Huntsman and the distribution of our Class B common stock by Huntsman to its stockholders. You should read this entire information statement carefully, including the risks discussed under "Risk Factors," our audited historical combined financial statements and the notes thereto and our unaudited pro forma combined financial statements and the notes thereto included elsewhere in this information statement. Some of the statements in this summary constitute forward-looking statements. See "Forward-Looking Statements."

        Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials Corporation and its subsidiaries, or, as the context requires, the Pigments & Additives business, and assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution, (2) all references to the "Titanium Dioxide" segment or business refer to the TiO2 business of the Pigments & Additives segment of Huntsman and the related operations and assets, liabilities and obligations, which we will assume in connection with the spin-off, (3) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and water treatment businesses of the Pigments & Additives segment and the related operations and assets, liabilities and obligations, which we will assume in connection with the spin-off, (4) all references to "other businesses" refer to certain other businesses of Huntsman that will not be assumed in connection with the spin-off, (5) all references to "Huntsman International" refer to Huntsman International LLC, a wholly-owned subsidiary of Huntsman and the entity through which Huntsman operates all of its businesses and (6) all references to "Huntsman" refer to Huntsman Corporation, our parent company prior to the spin-off, and its subsidiaries, other than us. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of certain internal restructuring transactions and the spin-off and distribution described below.

Overview

        Following its spin-off from Huntsman, Venator will be a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide and Performance Additives. We are a leading global producer in many of our key product lines, including titanium dioxide ("TiO2"), color pigments, functional additives, timber treatment and water treatment products. We operate 27 facilities, employ approximately 4,500 associates worldwide and sell our products in more than 110 countries. For the twelve months ended December 31, 2016, we had total pro forma revenues of $2,139 million.

        We operate in a variety of end markets, including industrial and architectural coatings, construction materials, plastics, paper, printing inks, pharmaceuticals, food, cosmetics, fibers and films and personal care. Within these end markets, our products serve more than 8,500 customers globally. Our production capabilities allow us to manufacture a broad range of functional TiO2 products as well as specialty TiO2 products that provide critical performance for our customers and sell at a premium for certain end-use applications. We are a leading global manufacturer of color pigments and functional additives products and a leading North American producer of timber treatment products. These products provide essential properties for our customers' end-use applications by enhancing the color and appearance of construction materials and delivering performance benefits in other applications such as corrosion and fade resistance, water repellence and flame suppression. We believe that our global footprint and broad product offering differentiates us from our competitors and allows us to better meet our customers' needs.

        We have substantially transformed our Titanium Dioxide and Performance Additives segments in recent years and have firmly established ourselves as a market leader in each of the industries in which we operate. Our Titanium Dioxide and Performance Additives segments spent $1.3 billion from January 1, 2014 to December 31, 2016 on acquisitions, restructuring and integration. We have recently identified plans for additional business improvements in our Titanium Dioxide and Performance Additives businesses, which are expected to be completed by the end of 2018. These plans will deliver additional adjusted EBITDA through general cost reductions, volume growth (primarily via the launch of new products) and further optimization of our manufacturing network including the closure of certain facilities. As a result of these efforts, we believe we are well-positioned to capitalize on market recovery and growth opportunities, and maximize profitability as demand and prices increase.

        The table below summarizes the key products, end markets and applications, representative customers, revenues and sales information by segment:

Our Business

        We manufacture TiO2, functional additives, color pigments, timber treatment and water treatment products. Our broad product range, coupled with our ability to develop and supply specialized products into technically exacting end-use applications, has positioned us as a leader in the markets we serve. In 2014, Huntsman acquired the performance additives and TiO2 businesses of Rockwood Holdings, Inc. ("Rockwood"), broadening our specialty TiO2 product offerings and adding significant scale and capacity to our TiO2 facilities. The Rockwood acquisition positioned us as a leader in the specialty and differentiated TiO2 industry segments, which includes products that sell at a premium and have more stable margins. The Rockwood acquisition also provided us with complementary functional additives, color pigments, timber treatment and water treatment businesses. We have 27 manufacturing facilities operating in 10 countries with a total production capacity of approximately 1.3 million metric tons per year. We operate eight TiO2 manufacturing facilities in Europe, North America and Asia and 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia. For the twelve months ended December 31, 2016, our revenues were $2,139 million. We believe recovery in TiO2 margins to historic normalized levels would result in a substantial increase in our profitability and cash flow. If the 2014 acquisition of Rockwood were to have occurred on January 1, 2010, during the period 2010 through 2016 our combined annual adjusted EBITDA would have averaged $316 million with a high of $818 million and low of $61 million.

  Titanium Dioxide Segment

        TiO2 is derived from titanium bearing ores and is a white inert pigment that provides whiteness, opacity and brightness to thousands of everyday items, including coatings, plastics, paper, printing inks, fibers, food and personal care products. We are one of the six major producers of TiO2 that collectively account for approximately 60% of global TiO2 production capacity according to TZ Mineral International Pty Ltd. ("TZMI"), an independent consulting company that reports market data for the chemicals sector. Producers of the remaining 40% are primarily single-plant producers that focus on regional sales. We are among the three largest global TiO2 producers, with nameplate production capacity of approximately 782,000 metric tons per year, accounting for approximately 11% of global TiO2 production capacity. We are able to manufacture a broad range of TiO2 products from functional to specialty. Our specialty products sell at a premium into specialized applications such as fibers, catalysts, food, pharmaceuticals and cosmetics. Our production capabilities are distinguished from some of our competitors because of our ability to manufacture TiO2 using both sulfate and chloride manufacturing processes, which gives us the flexibility to tailor our products to meet our customers' needs. By operating both sulfate and chloride processes, we also have the ability to use a wide range of titanium feedstocks, which enhances the competitiveness of our manufacturing operations, by providing flexibility in the selection of raw materials. This helps insulate us from price fluctuations for any particular feedstock and allows us to reduce our raw material costs.

        On January 30, 2017, our titanium dioxide manufacturing facility in Pori, Finland experienced fire damage and is currently not operational. The fire brigade responded quickly to extinguish the fire and there were no injuries. We have notified applicable customers and suppliers of this force majeure event. We are committed to repairing the facility as quickly as possible and anticipate that some level of production will have resumed prior to completion of the spin-off, but we do not yet have an estimated time frame for how long until the facility's full capacity will be available. The Pori facility has a nameplate capacity of up to 130,000 metric tons, which represents approximately 16% of our total TiO2 nameplate capacity and approximately 10% of total European TiO2 demand. The site is insured for property damage as well as business interruption losses.

  Performance Additives Segment

        Functional Additives.    Functional additives are barium and zinc based inorganic chemicals used to make colors more brilliant, coatings shine, plastic more stable and protect products from fading. We believe we are the leading global manufacturer of zinc and barium functional additives. The demand dynamics of functional additives are closely aligned with those of functional TiO2 given the overlap in applications served, including coatings, plastics and pharmaceuticals.

        Color Pigments.    We are a leading global producer of colored inorganic pigments for the construction, coating, plastics and specialty markets. We are one of three global leaders in the manufacture and processing of liquid, powder and granulated forms of iron oxide color pigments. We also sell natural and synthetic inorganic pigments and metal carboxylate driers. The cost effectiveness, weather resistance, chemical and thermal stability and coloring strength of iron oxide make it an ideal colorant for construction materials, such as concrete, brick and roof tile, and for coatings and plastics. We produce a wide range of color pigments and are the world's second largest manufacturer of technical grade ultramarine blue pigments, which have a unique blue shade and are widely used to correct colors, giving them a desirable clean, blue undertone. These attributes have resulted in ultramarine blue being used world-wide for polymeric applications such as construction plastics, food packaging, automotive polymers, consumer plastics, coatings and cosmetics.

        Timber Treatment and Water Treatment.    We manufacture wood protection chemicals used primarily in residential and commercial applications to prolong the service life of wood through protection from decay and fungal or insect attack. Wood that has been treated with our products is sold to consumers through major branded retail outlets such as Lowe's. We also manufacture water treatment chemicals that are used to improve water purity in industrial, commercial and municipal applications. Our key markets are municipal and industrial waste water treatment and the paper industry.

Industry Overview and Market Outlook

        Global TiO2 sales in 2016 exceeded 6.0 million metric tons, generating approximately $12.6 billion in industry-wide revenues according to TZMI. The global TiO2 market is highly competitive, and competition is based primarily on product price, quality and technical service. We face competition from producers using the chloride process as well as those using the sulfate process. Due to the ease of transporting TiO2, there is also competition between producers with facilities in different geographies. Over the last decade, there has been substantial growth in TiO2 demand in emerging economies, notably Asia. The growing demand in Asia has consumed the majority of Chinese production. We operate primarily in markets where our product quality and service is valued or preferred by our customers and differentiate us from Chinese TiO2 competitors. Cost advantages are typically driven by the scale of the plant, type of feedstock, source of energy and cost of local labor. We are able to reduce production costs by finding innovative solutions to convert the by-products arising from our sulfate process into value-adding co-products. Today, approximately 60% of all by-products of our sulfate processes are sold as co-products, and we are one of the largest producers of sulfate co-products in the world, including gypsum, copperas and other iron salts. The profitability of a plant is not solely related to its cost structure, but also importantly to its slate of manufactured products. Our differentiated and specialty products, along with our ability to profitably commercialize the associated co-products, significantly enhance our plants' overall profitability. With our competitive cost structure, and our slate of differentiated and specialty products, we believe we are well positioned to compete in a cyclical market.

        The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, titanium slag (chloride slag and sulfate slag) and synthetic rutile. According to TZMI, the world market for titanium-bearing ores has a diverse range of suppliers with the four largest accounting for approximately 40% of global supply. The majority of the titanium-bearing ores market is transacted on short-term contracts, or longer-term volume contracts with market-based pricing re-negotiated several times per year. This form of market-based ore contract provides flexibility and responsiveness in terms of pricing and quantity obligations.

        Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization, resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers' requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as energy and feedstock.

        Profitability for TiO2 reached a peak in 2011, with significantly higher demand, prices and margins. Following the peak, utilization rates dropped in 2012 as demand fell due to weaker economic conditions, industry de-stocking and the addition of new TiO2 capacity. There was an associated decline in prices and margins. Over the following three years, demand recovered slowly; however, this modest demand improvement did not result in any significant increase in operating rates, and TiO2 prices consequently declined throughout the period. After reaching a trough in the first quarter of 2016, supply/demand fundamentals began improving in 2016 primarily due to strong global demand growth and some capacity rationalizations. Though the TiO2 market has shown signs of recovery, prices and margins remain below normalized historical levels. With the expectation of global capacity utilization rate improvements and further price increases, TiO2 margins are expected to increase to more historically normalized values. With approximately 70% of Venator's revenue being derived from TiO2 sales during the twelve months ended December 31, 2016, we believe recovery in TiO2 margins to historic normalized levels will result in a substantial increase in our profitability and cash flow.

        Global demand for iron oxide pigments is approximately 1.3 million metric tons per year. Approximately 45% of this demand is generated from Asia, with Europe representing approximately 23% of demand and North America representing approximately 21% of demand. The construction industry consumes approximately 45% of colored iron oxide pigments, where the products are used for the coloring of manufactured concrete products such as paving tiles and precast roof tiles as well as for coloring cast in place concrete such as ready-mix, stucco and mortar. Industrial and architectural coatings represent the second largest segment for iron oxides (approximately 30% of total demand), where these pigments bring color, opacity and fade resistance to a variety of solvent and water-borne coating systems. Growth in the demand for iron oxide pigments is therefore closely linked to demand in the construction and coatings industries.

        More than 90% of functional additives are sold into coatings, plastics and pharmaceuticals end markets. The demand dynamics for functional additives are therefore similar to those of TiO2. Over the last five years, there has been strong growth in demand for functional additives in specific applications such as white BOPET films. Final applications of these films include flat panel displays for televisions, labels and medical diagnostic devices. The demand for ultramarine blue pigments is primarily driven by the plastics industry, with approximately two-thirds of all ultramarine pigments used as colorants in polymeric materials such as packaging, automotive components and consumer plastics.

Our Core Strengths

        Venator is committed to continued value creation for its customers and stockholders by focusing on its competitive strengths, including the following:

Well-Positioned to Capitalize on Market Recovery and Growth Opportunities

        We believe that our Titanium Dioxide segment is well-positioned to take advantage of an improvement in the TiO2 industry cycle. TZMI estimates that global TiO2 demand grew by approximately 8.5% in 2016 while production capacity grew by approximately 1%, creating an environment favorable for

TiO2 price increases. We successfully negotiated consecutive TiO2 price increases which took effect in the second, third and fourth quarters of 2016, and TZMI estimates that the market price of global high quality TiO2 will grow by approximately $500 per metric ton from December 31, 2016 through the end of 2017. With approximately 782,000 metric tons of annual nameplate production capacity, we are poised to capitalize on recovering TiO2 demand and prices. According to TZMI, most North American plants are currently running at full operating rates and long delivery lead times and in Europe, several plants are running at full operating rates. With the expectation of further price increases beyond 2017, and as capacity utilization increases globally, TiO2 margins are expected to increase to more historically normalized levels. Additionally, with specialty and differentiated products accounting for approximately half of our 2015 TiO2 sales, we believe we are well-positioned to benefit from our attractive market positioning throughout the cycle.

Successful Implementation of Business Transformations

        We have a strong track record of successfully implementing business transformations and have been optimizing our Titanium Dioxide and Performance Additives segments for the past several years. We spent $1.3 billion from January 1, 2014 to December 31, 2016 on acquisitions, restructuring and integration. With these projects, we have positioned ourselves to take advantage of increased demand and product prices during the industry's recovery cycle. Specifically, our Rockwood acquisition provided us the ability to (i) target more specialty and differentiated end markets that yield higher and more stable margins and (ii) deliver more than $200 million of annual cost synergies. We believe our investment in restructuring and acquisitions has materially improved our competitive position and operational profile relative to our competitors, which has positioned us to capitalize on growth opportunities. We have recently identified plans for additional business improvements in our Titanium Dioxide and Performance Additives businesses, which are expected to be completed by the end of 2018 and deliver additional adjusted EBITDA to our business.

Global Producer with Leading Market Positions

        Venator is a leading global producer in many of its key product lines. We are one of the six major producers of TiO2, and we are among the three largest TiO2 producers, with nameplate production capacity of approximately 782,000 metric tons per year, accounting for approximately 11% of global TiO2 production capacity. We believe we are the leader in the specialty TiO2 industry segment, which includes products that sell at a premium and have more stable margins. We believe we are the TiO2 market leader in the fibers and films, cosmetics and food end markets, and are at the forefront of innovation in these applications, with an exciting pipeline of new products and developments that we believe will further enhance our competitive position. We have a leading position in differentiated markets, including performance plastics and printing inks, as well as in a variety of niche market segments where innovation and specialization are high. We believe the differentiation of our products allows us to generate greater growth prospects and stronger customer relationships.

        We believe we are the leading global manufacturer of zinc and barium functional additives, including the only producer of zinc sulfide and the largest global supplier of synthetic barium sulfate, with nameplate capacity to produce 100,000 metric tons of functional additives per year. We are a leading global producer of colored inorganic pigments for the construction materials, coating, plastics and specialty markets. We are one of three global leaders in the manufacture and processing of liquid, powder and granulated forms of iron oxide color pigments, producing approximately 95,000 metric tons per year. We also sell natural and synthetic inorganic pigments and metal carboxylate driers, and are the world's second largest manufacturer of technical grade ultramarine blue pigments.

High Degree of Diversification Across End Markets, Geographies and Customers

        We operate a highly diversified, global business serving a variety of end markets, which provides us with the balance to withstand weakness in any particular market segment. We have total production capacity of approximately 1.3 million metric tons per year through 27 manufacturing facilities operating in 10 countries around the world, which allows us to service the needs of both local and global customers. We have exposure to more than 10 end markets, including architectural coatings, industrial coatings, construction materials, plastics, paper, printing inks, fibers and films, pharmaceuticals, food, cosmetics, wood protection and water purification.

        While our customers include some of the most recognizable names in their respective industries, during the year ended December 31, 2016, no single customer accounted for more than 10% of our Titanium Dioxide segment revenues or more than 10% of Performance Additives segment revenues. We have exposure to both emerging and mature markets, and we believe our geographic mix positions us to take advantage of significant growth opportunities while maintaining a steady stream of cash flows.

Broad Manufacturing Network Enhances Relationships with Global Customers

        We maintain a global manufacturing and distribution network that enables us to serve customers worldwide in a timely and efficient manner. Our Titanium Dioxide segment operates eight TiO2 manufacturing facilities in Europe, North America and Asia and our Performance Additives segment operates 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia. The location of our facilities allows us to be closer to our customers, which enables us to service our customers with greater speed, while reducing tariffs and transportation costs and maximizing our cost competitiveness. Approximately 85% of our TiO2 sales are made directly to customers through our own global sales and technical services network, enabling us to work directly with our customers.

Product Innovation and Technical Services to Grow Our Business

        We maintain a vibrant pipeline of new product developments that are closely aligned with the needs of our customers. Approximately 7% of the 2016 revenues generated by TiO2 originate from products launched in the last five years. In the specialty markets, which have demanding requirements, more than 20% of revenues are generated from products commercialized in the last five years. Our technical expertise and knowledge of our customers' applications is a source of significant competitive advantage, particularly in specialty applications. We believe our business is recognized by customers as the leading innovator in many applications. Our innovations pipeline is focused on differentiated and more specialized product offers for printing inks, industrial coatings, performance plastics, cosmetics, food and fibers. Although TiO2 is primarily known for its opacifying properties, our expertise has also enabled us to unlock additional functionality from the TiO2 crystal and our teams are at the leading edge of innovations in UV absorption technology, solar reflectance and catalytic applications. As an example, our UV technology is critical to the development of sunscreens, and our catalyst technology has enabled us to produce TiO2 particles that strip pollutants from exhaust gases and help to remove nitrogen and sulfur contaminants from refinery process streams.

Strong Management Team Driving Results

        We have a strong executive management team that combines deep industry experience with proven leadership. Simon Turner, our President and Chief Executive Officer, previously served as President of the Pigments & Additives segment of Huntsman. He has been employed in the Pigments division for 27 years and his wealth of experience brings an immediate, demonstrated track record of success to Venator. Mr. Turner led the successful business transformation of our business, where we spent $1.3 billion on acquisitions, restructuring and integration positioning us to take advantage of increased demand and product prices during the industry's recovery cycle. Mr. Turner also led the successful integration of our Rockwood acquisition, providing us the ability to (i) target more specialty and differentiated end markets that yield higher and more stable margins and (ii) deliver more than $200 million of annual cost synergies.

        Kurt Ogden, our Senior Vice President and Chief Financial Officer, previously served as Huntsman's Vice President, Investor Relations and Finance, and Russ Stolle, our Senior Vice President, General Counsel and Chief Compliance Officer, previously served as Huntsman's Senior Vice President and Deputy General Counsel. Together, they bring more than 45 years of experience in the chemicals industry, strong relationships with financial markets and a history of success as part of Huntsman's senior management team.

Our Strategy

        As a separate company, we intend to leverage our strengths to accelerate growth and improve profitability by implementing the following strategies:

Focus on Cash Flow Generation and Solid Balance Sheet

        We will focus on cash flow generation by optimizing our cost structure, working capital and capital allocation, including capital expenditures.

        We spent $1.3 billion from January 1, 2014 to December 31, 2016 on acquisitions, restructuring and integration. These restructuring and integration initiatives were substantially completed by the end of 2016. We believe we are now well positioned to reap the benefits of these initiatives. In addition, we have recently identified plans for business improvements in our Titanium Dioxide and Performance Additives businesses, which are expected to be completed by the end of 2018 and deliver additional adjusted EBITDA to our business.

        We will continue to focus on managing fixed costs, increasing productivity and optimizing our manufacturing footprint in each of our segments. We expect that Venator will have a moderate amount of leverage as of the distribution date and will not assume any environmental or legal liabilities from Huntsman which are not directly related to our Titanium Dioxide and Performance Additives businesses. As the TiO2 industry cycle continues to improve and we realize the benefits of our identified business improvements, generating higher EBITDA and cash flow, we expect that Venator's leverage ratios will also improve, providing a solid balance sheet, financial flexibility and the sustainable cash flow to support and further develop our business.

Continue to Drive Operational Excellence and Efficiency Using Innovative and Sustainable Practices

        We will pursue profitable growth for our stockholders and operational excellence and efficiency for our customers while continuing our commitment to safety, sustainability and innovation. We will continue to improve our operational efficiency by moderating our capacity and managing our cash and working capital demands. We have effectively restructured our facilities to adapt to market dynamics and maximize asset efficiency, closed plants as necessary to adjust for changing demand and expanded into new geographies when growth opportunities arose. We continue to exceed industry standards for sustainable practices and are committed to ensuring that our actions are environmentally conscious, which is critical to our future success and vision.

        In our Titanium Dioxide segment, we have developed an asset portfolio that has positioned us as the leading differentiated TiO2 producer in the world, with the ability to flexibly meet customers' demands for both sulfate and chloride TiO2. This has allowed us to reduce our exposure to more commoditized TiO2 applications, while growing our position in the higher value differentiated applications where there is a greater need for technical expertise and client service. We have positioned ourselves to benefit from a return to normalized demand and prices, and we will continue to evaluate industry dynamics to ensure that our strategic position remains flexible and adaptable. We believe our specialty business is three times larger than our next closest competitor.

        In our Performance Additives segment, we have reviewed and rationalized our asset and product portfolio to position us as a competitive, high quality additives supplier into construction materials, coatings and plastics end applications. We continue to optimize our global manufacturing network to reduce operational costs and improve service. We have strong positions in barium and zinc products, ultramarine blue, iron oxides and timber treatment and our customers value our ability to tailor colors and products to meet their exacting specifications.

        Through the restructuring and integration of the Rockwood businesses, including work force reductions, variable and fixed cost optimization and facility closures, we have delivered more than $200 million of annual cost synergies and we will continue to seek opportunities to further optimize our business.

Leverage Leadership and Innovation to Drive Growth

        We plan to leverage management's experience in prior business optimization, restructuring and integration to continue creating leaner business segments that will allow us to more effectively manage costs and drive profitability. We have experienced success in recent cost management programs and plan to continue careful oversight of our cost structure and revenue selections in order to further growth.

        We continue to focus on using our industry leading technology, innovation and sustainability practices to develop differentiated cutting edge products that meet the needs of our global customers.

        In addition, we benefit from our technical expertise and our ability to provide end-to-end solutions to our customers. We provide our customers with a range of support that includes guidance on the selection of the appropriate products, advice on regulatory aspects and recommendations on the testing of products in final applications. We plan to continue to leverage our technical expertise and knowledge in order to provide an optimal customer platform that is conducive to future growth.

Other Information

        On October 19, 2016 we were incorporated under the laws of the State of Delaware. Our principal executive offices are located at 10001 Woodloch Forest Drive, The Woodlands, Texas 77380. Our telephone number is (281) 719-4610. Our website address is www.venatorcorp.com, and it will be completed and become fully functional in connection with the completion of the spin-off. Information contained on our website is not incorporated by reference into this information statement or the registration statement on Form 10 of which this information statement is a part, and you should not consider information on our website as part of this information statement or such registration statement on Form 10.

The Spin-Off

        On September 7, 2016, Huntsman's board of directors authorized management to pursue the spin-off of its Pigments & Additives segment into a separate, publicly traded company. Following the distribution, (i) the holders of Venator's Class B common stock will hold 60% of all of our outstanding common stock and 80.1% of the voting power of all our outstanding common stock and (ii) Huntsman will retain all Venator's Class A common stock, representing 40% of all of our outstanding common stock and 19.9% of the voting power of all our outstanding common stock.

        Before our separation from Huntsman, we and Huntsman will enter into a Separation and Distribution Agreement and ancillary agreements to effect the spin-off. These agreements will provide for the allocation between us and Huntsman of Huntsman's assets, liabilities and obligations, and we will generally be allocated those assets, liabilities and obligations relating to the Titanium Dioxide and Performance Additives business. The agreement is expected to include provisions to address the impact, if any, of Huntsman's pending lawsuit against Rockwood, which is described in further detail in "Arrangements Between Huntsman and Our Company—Separation and Distribution Agreement" and the

insurance proceeds and reconstruction costs relating to the January 2017 Pori facility fire, which is described in further detail in "Risk Factors—Risks Related to Our Business." These agreements will also govern certain interactions between us and Huntsman after the separation (including with respect to employee matters, tax matters and intellectual property matters). We and Huntsman will also enter into a Transition Services Agreement which will provide for, among other matters, assistance to us or Huntsman as needed after the spin-off and a Master Lease Agreement, pursuant to which we will agree to terms with Huntsman regarding leasing space at certain shared facilities. We and Huntsman will also enter a Stockholder's and Registration Rights Agreement, pursuant to which we will agree, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our common stock retained by Huntsman and to list the Class A common stock on the NYSE and Huntsman will grant us a proxy to vote all of our Class A common stock immediately after the distribution in proportion to the votes cast by our Class B common stockholders as long as Huntsman owns the Class A shares. For more information regarding these agreements, see "Arrangements Between Huntsman and Our Company" and the historical and pro forma financial statements and the notes thereto included elsewhere in this information statement. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors—Risks Related to the Spin-Off." Our entry into the Separation and Distribution Agreement and the ancillary agreements, the internal reorganization, the amendment and restatement of our certificate of incorporation and bylaws and other related transactions are collectively referred to as our "restructuring transactions" throughout this information statement.

  Reasons for the Spin-Off

        The spin-off is expected to provide each company with a number of material opportunities and benefits, including the following:

  •
  creating two separate businesses that will be industry leaders in their respective areas of operations;

  •
  enhancing the ability of each company to focus on their respective businesses and unique opportunities for long-term growth and profitability and to allocate capital and corporate resources in a manner that focuses on achieving each company's own strategic priorities;

  •
  providing each company with increased flexibility to pursue strategic alternatives, including acquisitions, without having to consider the potential impact on the businesses of the other company, including funding such acquisitions using their respective common equity;

  •
  creating two separate capital structures that will afford each company direct access to the debt and equity capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs;

  •
  improving each company's ability to attract and retain individuals with the appropriate skill sets as well as to better align compensation and incentives, including equity compensation, with the performance of these different businesses; and

  •
  allowing investors to evaluate the separate investment identities of each company, including the distinct merits, performance and future prospects of their respective businesses.

        The distribution is subject to the satisfaction or waiver, in the sole discretion of Huntsman, of certain conditions. In addition, Huntsman has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Huntsman determines, in its sole discretion, that the spin-off is not in the best interests of Huntsman or its stockholders or market conditions do not warrant completing the separation at that time. See "The Spin-Off—Conditions to the Spin-Off."

Questions and Answers About the Spin-Off

        The following provides answers only to certain key questions we expect you may have regarding the spin-off. For a more detailed description of the terms of the spin-off, see "The Spin-Off."

Q:
What is the spin-off?

A:
In this information statement, when we refer to the "spin-off," we are referring to the separation of Huntsman's Pigments & Additives segment from the remaining business of Huntsman through a series of transactions, including the restructuring transactions, that will result in the Titanium Dioxide and Performance Additives business being owned by us, and Huntsman's pro rata distribution of all of our outstanding Class B common stock to its stockholders. Following the distribution, the holders of our Class B common stock will hold 60% of all of our outstanding common stock and 80.1% of the voting power of all of our outstanding common stock. The number of shares of Huntsman common stock you own will not change as a result of the spin-off. Your proportionate direct economic interest in us, however, will be lower than your proportionate direct interest in Huntsman, due to the fact that Huntsman will retain all of our Class A common stock, representing 40% of all of our outstanding common stock and 19.9% of the voting power of all of our outstanding common stock (the "Retained Securities").

Q:
What will I receive in the spin-off?

A:
As a holder of Huntsman stock, you will retain your Huntsman shares and will receive            shares of Venator Class B common stock for each share of Huntsman common stock you hold as of the record date. Your proportionate interest in Huntsman will not change as a result of the spin-off.

Q:
What is Venator?

A:
Venator is currently a wholly-owned subsidiary of Huntsman whose Class B common stock will be distributed to Huntsman stockholders if the spin-off is completed. After the spin-off is completed, Venator will be a separate, publicly traded company and will own and operate the Titanium Dioxide and Performance Additives business. Venator will have outstanding two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be the same, other than with regard to voting. Each share of Class A common stock is entitled to            votes. Each share of Class B common stock is entitled to             votes.

Q:
When is the record date for the distribution, and when will the distribution occur?

A:
The record date for determining Huntsman stockholders entitled to receive shares of our Class B common stock in the distribution will be the close of business of the NYSE on            . The distribution will occur on            .

Q:
What are the reasons for and benefits of separating from Huntsman?

A:
Our separation from Huntsman and the distribution of our Class B common stock will provide you with equity investments in two separate companies that are intended to be leaders in their respective areas of operations. The spin-off will enable each company to pursue strategies tailored to the needs of their businesses. For a more detailed discussion of the reasons for and benefits of the spin-off, see "The Spin-Off—Reasons for the Spin-Off."

Q:
What are the risks associated with the spin-off?

A:
There are a number of risks associated with the spin-off and resultant ownership of our common stock. These risks are discussed under "Risk Factors" beginning on page 29.

Q:
Why is the separation of Venator structured as a spin-off as opposed to a sale?

A:
Huntsman believes that a tax-free distribution of our Class B common stock is an efficient way to separate us from Huntsman in a manner that will improve flexibility, benefit both Huntsman and Venator and create long-term value for stockholders of both Huntsman and Venator.

Q:
What is being distributed in the spin-off?

A:
Upon completion of the spin-off, we estimate that we will have an aggregate of approximately             million shares of Class A common stock outstanding and             million shares of Class B common stock outstanding based on approximately             million shares of Huntsman common stock outstanding as of             , 2016, assuming that Huntsman distributes to its stockholders all of our Class B common stock (representing 60% of all of our common stock and 80.1% of the voting power of all of our common stock) and that each Huntsman stockholder will receive            shares of Class B common stock for each share of Huntsman common stock. All of our outstanding Class A common stock (representing 40% of all of our common stock and 19.9% of the voting power of all of our common stock) will be retained and held by Huntsman. The actual number of shares of our Class B common stock to be distributed to stockholders of Huntsman and Class A common stock retained by Huntsman will be calculated on            , the record date. For more information on the shares being distributed in the spin-off, see "Description of Capital Stock—Common Stock."

Q:
What will the relationship be between Huntsman and Venator after the spin-off?

A:
Following the spin-off, Venator will be a separate, publicly traded company, and Huntsman will hold the Retained Securities for a maximum of five years. In connection with the spin-off, we will enter into a Separation and Distribution Agreement and ancillary agreements with Huntsman for the purpose of allocating between us and Huntsman various assets, liabilities and obligations relating to the Titanium Dioxide and Performance Additives business of Huntsman. These agreements will also provide arrangements for employee matters, tax matters and some other liabilities and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements with respect to transition services, leased space at shared facilities and registration rights for certain securities. Huntsman will determine the principal terms of these agreements and the allocation between us and Huntsman of Huntsman's assets, liabilities and obligations, with the assets, liabilities and obligations relating to the Titanium Dioxide and Performance Additives business generally allocated to us.

Q:
What will Huntsman do with the Retained Securities?

A:
Huntsman will dispose of the Retained Securities within five years after the spin-off. Pursuant to an IRS private letter ruling received by Huntsman, under certain circumstances Huntsman may dispose of some or all of the Retained Securities in a tax-advantaged manner by distributing such shares of Class A common stock within 12 months after the spin-off to its creditors in payment of outstanding third-party debt. If market conditions and sound business judgment permit, Huntsman intends to engage in such exchanges. To the extent Huntsman does not exchange the Retained Securities for third-party debt, Huntsman will sell the Retained Securities. Huntsman anticipates that the proceeds of such sales will be used to repay third-party debt.

Q:
How will equity-based and other long-term incentive compensation awards held by Huntsman employees be affected as a result of the spin-off?

A:
The treatment of outstanding Huntsman equity-based and other long-term incentive compensation awards has not been finally determined, and we will include information regarding the treatment in an amendment to this information statement. For more information on Huntsman's current anticipated treatment of equity-based and other long-term incentive compensation awards that may be held by our named executive officers as of the spin-off, see "The Spin-Off—Treatment of Long-Term Incentive Awards for Current and Former Employees."

Q:
What do I have to do to participate in the spin-off?

A:
You are not required to take any action, although we urge you to read this entire document carefully. No Huntsman stockholder approval of the spin-off is required and none is being sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Class B common stock. You will neither be required to pay anything for shares of Class B common stock nor to surrender any shares of Huntsman common stock to participate in the spin-off.

Q:
How will fractional shares be treated in the spin-off?

A:
Fractional shares of Class B common stock will not be distributed. Fractional shares of Class B common stock to which Huntsman stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Class B common stock. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder's particular circumstances. The tax consequences of the distribution are described in more detail under "The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off."

Q:
What are the U.S. federal income tax consequences of the spin-off?

A:
The spin-off is conditioned on Huntsman receiving an opinion from its tax advisor that (i) Huntsman's pro rata distribution of all of our outstanding Class B common stock to its stockholders qualifies as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) certain elements of the restructuring transactions undertaken as part of the spin-off will also qualify for tax-free treatment under Sections 355, 361 and/or 368(a)(1)(D) of the Code. See "The Spin-Off—Conditions to the Spin-Off." Tax advisor's opinion will, in part, be based upon an IRS private letter ruling received by Huntsman to the effect that the retention of Class A common stock will not be in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax, that certain post spin-off exchanges of Class A common stock for Huntsman indebtedness will be treated as distributions that are part of a plan of reorganization for purposes of Sections 361(c)(1) and 361(c)(3) of the Code, and that certain payments or transfers of assets and liabilities that may occur following the spin-off will be treated as part of the spin-off transaction. Assuming that the distribution will qualify as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, except for gain realized on the receipt of cash paid in lieu of fractional shares, no gain or loss will be recognized by a Huntsman stockholder, and no amount generally will be included in such Huntsman stockholder's taxable income, as a result of the spin-off. You should, however, consult your own tax advisor as to the particular consequences of the spin-off to you. The U.S. federal income tax consequences of the distribution are described in more detail under "The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off."

Q:
Will our Class B common stock be listed on a stock exchange?

A:
Yes. Although there is currently no public market for our Class B common stock, our Class B common stock will trade on the NYSE under the symbol "VNTR."

It is anticipated that trading of our Class B common stock will commence on a "when-issued" basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to our Class B common stock will end and "regular-way" trading will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See "Trading Market."

Q:
Will my shares of Huntsman common stock continue to trade?

A:
Yes. Huntsman common stock will continue to be listed and traded on the NYSE under the symbol "HUN."

Q:
If I sell, on or before the distribution date, shares of Huntsman common stock that I held on the record date, am I still entitled to receive shares of Venator Class B common stock distributable with respect to the shares of Huntsman common stock I sold?

A:
Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Huntsman's common stock will begin to trade in two markets on the NYSE: a "regular-way" market and an "ex-distribution" market. If you are a holder of record of shares of Huntsman common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and before the distribution date, you also will be selling the right to receive shares of Class B common stock in connection with the spin-off. However, if you are a holder of record of shares of Huntsman common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and before the distribution date, you will still receive shares of Class B common stock in the spin-off.

Q:
Will the spin-off affect the market price of my Huntsman stock?

A:
Yes, the market price of shares of Huntsman common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because of the dividend to Huntsman common stockholders in the form of our Class B common stock and the fact that the Huntsman common stock trading price will no longer reflect the value of the Titanium Dioxide and Performance Additives business of Huntsman, partially offset by the cash distribution we will pay to, and the debt we will assume from, Huntsman International. We cannot provide you with any assurance as to the price at which shares of Huntsman common stock will trade following the spin-off.

Q:
What indebtedness will Venator have following the spin-off?

A:
We intend to enter into new financing arrangements in anticipation of the spin-off. We expect to incur up to $         million in new debt, which may include the issuance of senior notes, term loans, borrowings under an asset-based lending facility or a revolving credit facility or a combination thereof. After we have entered into our new financing arrangements but immediately prior to the separation, we intend to make a cash distribution of $         million to Huntsman International, and, at separation, we intend to assume approximately $         million of debt from Huntsman International. We intend to fund such cash distribution and repay such assumed indebtedness with the proceeds of our new financing arrangements. We expect that our asset-based lending facility or revolving credit facility will be available for our immediate working capital needs and for general corporate purposes, including issuance of letters of credit. See "Description of Material Indebtedness."

  Following the spin-off, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from Huntsman's other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us. Our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. We will have $         million of indebtedness following the spin-off, a portion of which will be subject to variable interest rates. Higher levels of indebtedness may make us more vulnerable to economic downturns and may limit our ability to respond to market conditions, to obtain additional financing or to refinance our debt. See "Risk Factors—Risks Related to the Spin-Off."

Q:
What will our dividend policy be after the spin-off?

A:
Initially following the spin-off, we do not expect to pay dividends. However, we anticipate that our board of directors will consider the payment of dividends from time to time to return a portion of our profits to our stockholders when we experience adequate levels of profitability and associated reduced debt leverage. If our board of directors determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

For more information, see "Dividend Policy."

Q:
What are the anti-takeover effects of the spin-off?

A:
Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws, among other things, could prevent or delay an acquisition of Venator. See "Risk Factors—Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our stockholders to sell their shares for a premium." and "Description of Capital Stock—Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law."

In addition, under the Tax Matters Agreement we will enter into with Huntsman in connection with the spin-off, we will agree to take certain actions and refrain from taking certain actions, including agreeing to refrain from entering into certain strategic and corporate transactions. The purpose of these covenants is to help ensure the tax-free status of the spin-off. These restrictions and our related tax indemnification obligations in the Tax Matters Agreement may have the effect, for a period of time following the spin-off, of making it more difficult and less desirable for us to enter into certain transactions, including those that may result in a change of control. See "Arrangements Between Huntsman and Our Company—Tax Matters Agreement" for more information.

Q:
Where can I get more information?

A:
If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Before the spin-off, if you have any questions relating to the spin-off, you should contact Huntsman at:

Huntsman Corporation
Attn: Investor Relations
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Phone: (281) 719-4610
www.huntsman.com

After the spin-off, if you have any questions relating to Venator, you should contact Venator at:

Venator Materials Corporation
Attn:
Address:
Phone:
www.venatorcorp.com

Summary of the Spin-Off

Distributing Company	Huntsman Corporation, a Delaware corporation. After the distribution, Huntsman will hold the Retained Securities.
Distributed Company	Venator Materials Corporation, a Delaware corporation and a wholly-owned subsidiary of Huntsman. After the spin-off, we will be a separate, publicly traded company.
Distributed Securities (Class B common stock)

Huntsman will distribute all of our outstanding shares of Class B common stock on a pro rata basis to the holders of Huntsman's common stock. Following the distribution, (i) the holders of Venator's Class B common stock will hold 60% of all of our outstanding common stock and 80.1% of the voting power of all of our outstanding common stock. Approximately            shares of our Class B common stock will be distributed in the spin-off, based on the number of shares of Huntsman common stock outstanding as of the record date of            2016. Assuming distribution of all of our Class B common stock to Huntsman stockholders, each Huntsman stockholder will receive            shares of our Class B common stock for each share of Huntsman common stock held.

Retained Securities (Class A common stock)

Huntsman will retain all of our Class A common stock, representing 40% of all of our outstanding common stock and 19.9% of the voting power of all of our outstanding common stock. Huntsman will dispose of the Retained Securities within five years after the spin-off. Pursuant to an IRS private letter ruling received by Huntsman, under certain circumstances Huntsman may dispose of some or all of the Retained Securities in a tax-advantaged manner by distributing such shares of Class A common stock within 12 months after the spin-off to its creditors in payment of outstanding third-party debt. If market conditions and sound business judgment permit, Huntsman intends to engage in such exchanges. To the extent Huntsman does not exchange the Retained Securities for third-party debt, Huntsman will sell the Retained Securities. Huntsman anticipates that the proceeds of such sales will be used to repay third-party debt.

Record Date	The record date for the distribution is the close of business of the NYSE on .
Distribution Date	The distribution date is .
Internal Reorganization

As part of the separation, and prior to the distribution, Huntsman expects to complete an internal reorganization, which we refer to as the "internal reorganization," in order to transfer to Venator the entities, assets, liabilities and obligations that Venator will hold following the separation.

Restructuring Transactions

As part of the spin-off, we will enter into the Separation and Distribution Agreement and ancillary agreements, conduct the internal reorganization, amend and restate our certificate of incorporation and bylaws and complete other related transactions.

Distribution Ratio	Each Huntsman stockholder will receive shares of our Class B common stock for each share of Huntsman common stock held on the record date.

Distribution Method

Our Class B common stock will be issued only by direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper certificates are issued to stockholders, as is the case in this distribution.

Fractional Shares

The distribution agent will not distribute any fractional shares of Class B common stock to Huntsman stockholders. Fractional shares of Class B common stock to which Huntsman stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Class B common stock. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder's particular circumstances. The tax consequences of the distribution are described in more detail under "The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off."

Conditions to the Spin-Off

The spin-off is subject to the satisfaction or waiver by Huntsman, in its sole discretion, of the following conditions, as well as other conditions described in this information statement in "The Spin-Off—Conditions to the Spin-Off":

•

the Securities and Exchange Commission ("SEC") shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act of 1934, as amended (the "Exchange Act"); no stop order suspending the effectiveness of the registration statement shall be in effect; and no proceedings for such purpose shall be pending before or threatened by the SEC;

•

any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) shall have been taken and, where applicable, have become effective or been accepted;

• our Class B common stock shall have been authorized for listing on the NYSE, or another national securities exchange approved by Huntsman, subject to official notice of issuance;

•

the IRS private letter ruling received by Huntsman shall not have been revoked or modified in any material respect (the IRS private letter ruling includes rulings to the effect that the retention of Class A common stock will not be in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax, that certain post-spin-off exchanges of Class A common stock for Huntsman indebtedness will be treated as distributions that are part of a plan of reorganization for purposes of Sections 361(c)(1) and 361(c)(3) of the Code, and that certain payments or transfers of assets and liabilities that may occur following the spin-off will be treated as part of the spin-off transaction);

•

Huntsman shall have received an opinion of its tax advisor, in form and substance acceptable to Huntsman and which shall remain in full force and effect, that (i) Huntsman's pro rata distribution of all of our outstanding Class B common stock to its stockholders qualifies as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of the Code and (ii) certain elements of the restructuring transactions undertaken as part of the spin-off will also qualify for tax-free treatment under Sections 355, 361 and/or 368(a)(1)(D) of the Code;

• the completion of the internal reorganization;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution will be in effect;

• the completion of our new financing arrangements;

•

one or more nationally recognized investment banking firms or other firms acceptable to Huntsman, in its sole and absolute discretion, shall have delivered one or more solvency opinions to the board of directors of Huntsman and our board of directors, in form and substance acceptable to Huntsman in its sole discretion, regarding the effect of the distribution and related transactions;

• each of the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;
• any government approvals and other material consents necessary to consummate the distribution will have been obtained and remain in full force and effect; and

•

no other events or developments shall have occurred or exist that, in the judgment of the board of directors of Huntsman, in its sole discretion, makes it inadvisable to effect the distribution or other transactions contemplated by the Separation and Distribution Agreement.

The fulfillment of the foregoing conditions does not create any obligations on Huntsman's part to effect the spin-off, and the Huntsman board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the spin-off, including by waiving any conditions to the spin-off or accelerating or delaying the timing of the consummation of all or part of the spin-off, at any time prior to the distribution date.

Trading Market and Symbol

Our Class B common stock will trade on the NYSE under the ticker symbol "VNTR." We anticipate that, on or shortly before the record date, trading of shares of our Class B common stock will begin on a "when-issued" basis and will continue up to and including the distribution date, and we expect "regular-way" trading of shares of our Class B common stock will begin the first trading day after the distribution date. We also anticipate that, on or shortly before the record date, there will be two markets in Huntsman common stock: a "regular-way" market on which shares of Huntsman common stock will trade with an entitlement to shares of our Class B common stock to be distributed pursuant to the distribution, and an "ex-distribution" market on which shares of Huntsman common stock will trade without an entitlement to our shares of Class B common stock. Initially, we do not anticipate any trading market to develop for the shares of our Class A common stock held by Huntsman. For more information, see "Trading Market."

Tax Consequences

The spin-off is conditioned on Huntsman receiving an opinion from its tax advisor that (i) Huntsman's pro rata distribution of all of our outstanding Class B common stock to its stockholders qualifies as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of the Code, and (ii) certain elements of the restructuring transactions undertaken as part of the spin-off will also qualify for tax-free treatment under Sections 355, 361 and/or 368(a)(1)(D) of the Code. Tax advisor's opinion will, in part, be based upon an IRS private letter ruling received by Huntsman to the effect that the retention of Class A common stock will not be in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax, that certain post spin-off exchanges of Class A common stock for Huntsman indebtedness will be treated as distributions that are part of a plan of reorganization for purposes of Sections 361(c)(1) and 361(c)(3) of the Code, and that certain payments or transfers of assets and liabilities that may occur following the spin-off will be treated as part of the spin-off transaction. See "The Spin-Off—Conditions to the Spin-Off."

Assuming that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes, except for gains realized on the receipt of cash paid in lieu of fractional shares, no gain or loss will be recognized by a Huntsman stockholder, and no amount generally will be included in such Huntsman stockholder's taxable income, as a result of the spin-off.

For a more detailed description of the U.S. federal income tax consequences of the spin-off, see "The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off."

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Huntsman after the Spin-Off

Following the distribution, Huntsman will retain all of our Class A common stock, representing 40% of all of our outstanding common stock and 19.9% of the voting power of all of our outstanding common stock. We will enter into a Separation and Distribution Agreement and other ancillary agreements with Huntsman related to the spin-off. These agreements will provide for the allocation between us and Huntsman of Huntsman's assets, liabilities and obligations, and we will generally be allocated those assets, liabilities and obligations relating to the Titanium Dioxide and Performance Additives business. These agreements will also govern certain interactions between us and Huntsman after the separation (including with respect to employee matters, tax matters, matters relating to our Retained Securities and intellectual property matters). We and Huntsman will also enter into a Transition Services Agreement that will provide for, among other matters, assistance to us or Huntsman as needed and a Master Lease Agreement, pursuant to which we will agree to terms with Huntsman regarding leasing space at certain shared facilities. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between Huntsman and us concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with Huntsman regarding the respective rights, responsibilities, and obligations of Huntsman and us with respect to the payment of taxes, filing of tax returns, reimbursements of taxes, control of audits and other tax proceedings, liability for taxes that may be triggered as a result of the spin-off and other matters regarding taxes. We and Huntsman will also enter a Stockholder's and Registration Rights Agreement, pursuant to which we will agree, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our common stock retained by Huntsman and to list the Class A common stock on the NYSE and Huntsman will grant us a proxy to vote all of our Class A common stock held by Huntsman in proportion to the votes cast by our Class B common stockholders as long as Huntsman owns the Class A shares. Huntsman will determine the principal terms of these agreements. We describe these and other arrangements in greater detail under "Arrangements Between Huntsman and Our Company," and describe some of the risks of these arrangements under "Risk Factors—Risks Related to the Spin-Off."

Indemnities

Under certain circumstances, we may be required to indemnify Huntsman under the Tax Matters Agreement for certain taxes incurred as a result of the failure of the spin-off or certain transactions undertaken in preparation for, or in connection with, the spin-off, to qualify as tax-free transactions under the relevant provisions of the Code. See "Arrangements Between Huntsman and our Company—Tax Matters Agreement." In addition, under the Separation and Distribution Agreement, we and Huntsman will indemnify each other and certain of our respective subsidiaries against claims and liabilities relating to the past operation of our business. See "Arrangements Between Huntsman and Our Company."

Dividend Policy

Initially following the spin-off, we do not expect to pay dividends. However, we anticipate that our board of directors will consider the payment of dividends from time to time to return a portion of our profits to our stockholders when we experience adequate levels of profitability and associated reduced debt leverage. If our board of directors determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. For more information, see "Dividend Policy."

Transfer Agent	will be the transfer agent and registrar for the shares of our Class B common stock.

Summary Risk Factors

        We face both general and specific risks and uncertainties relating to our business and our being a separate, publicly traded company. We also are subject to risks related to the spin-off. Below is a summary of certain key risk factors that you should consider. Please read the full discussion of these risks and the other risks described under "Risk Factors" beginning on page 29 of this information statement and "Forward-Looking Statements."

Risks Related to our Business

  •
  Our industry is affected by global economic factors including risks associated with volatile economic conditions.

  •
  The market for many of our TiO2 products is cyclical and volatile, and we may experience depressed market conditions for such products.

  •
  The industries in which we compete are highly competitive, and we may not be able to compete effectively with our competitors that have greater financial resources or those that are vertically integrated, which could have a material adverse effect on our business, results of operations and financial condition.

  •
  The proposal in the European Union to classify TiO2 as potentially carcinogenic could decrease demand for our products and subject us to manufacturing regulations that could significantly increase costs.

  •
  Disruptions in production at our manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition.

  •
  Significant price volatility or interruptions in supply of our raw materials may result in increased costs that we may be unable to pass on to our customers, which could reduce our profitability.

  •
  Our pension and postretirement benefit plan obligations are currently underfunded, and under certain circumstances we may have to significantly increase the level of cash funding to some or all of these plans, which would reduce the cash available for our business.

  •
  Our results of operations may be adversely affected by international business risks, including fluctuations in currency exchange rates, legal restrictions and taxes.

  •
  We will have $             million of indebtedness following the spin-off, a portion of which will be subject to variable interest rates. Our indebtedness may make us more vulnerable to economic downturns and may limit our ability to respond to market conditions, to obtain additional financing or to refinance our debt.

  •
  We are subject to many environmental, health and safety regulations that may result in unanticipated costs or liabilities, which could reduce our profitability.

  •
  Our operations involve risks that may increase our operating costs, which could reduce our profitability.

  •
  Our business is dependent on our intellectual property. If our intellectual property rights cannot be enforced or our trade secrets become known to our competitors, our ability to compete may be adversely affected.

  •
  Our flexibility in managing our labor force may be adversely affected by existing or new labor and employment laws and policies in the jurisdictions in which we operate, many of which are more onerous than those of the U.S.; and some of our labor force has substantial workers' council or trade union participation, which creates a risk of disruption from labor disputes.

Risks Related to the Spin-Off

  •
  We may not realize the anticipated benefits from our separation from Huntsman.

  •
  The combined market value of Huntsman and our shares after the spin-off may not equal or exceed the market value of Huntsman shares prior to the spin-off.

  •
  Our historical and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

  •
  In connection with our separation from Huntsman, we will indemnify Huntsman for certain liabilities, including those related to the operation of our business while it was still owned by Huntsman, and while Huntsman will indemnify us for certain liabilities, such indemnities may not be adequate.

  •
  Our costs may increase as a result of operating as a stand-alone public company, and our management will be required to devote substantial time to complying with public company regulations.

  •
  Following the separation, Huntsman will provide us with certain transitional services that may not be sufficient to meet our needs. We may have difficulty finding supplemental or, ultimately, replacement services or be required to pay increased costs to supplement or, ultimately, replace these services.

  •
  The agreements between us and Huntsman will not be made on an arm's length basis.

  •
  Our Tax Matters Agreement with Huntsman will limit our ability to take certain actions, including strategic transactions, and will require us to indemnify Huntsman for certain potentially significant tax liabilities.

  •
  We could have significant tax liabilities for periods during which Huntsman operated our business.

  •
  The amount of tax for which we are liable for taxable periods preceding the spin-off may be impacted by elections or decisions Huntsman makes on our behalf.

  •
  Huntsman, its stockholders, or we could have significant tax liabilities if the separation, and certain transactions in preparation therefor are not tax-free.

  •
  Following the spin-off, certain members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of Huntsman and the expected overlap of                        of our Board with the board of directors of Huntsman.

  •
  The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

Risks Related to our Class B Common Stock

  •
  No market currently exists for our Class B common stock. We cannot assure you that an active trading market will develop for our Class B common stock.

  •
  The market price and trading volume of our Class B common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our Class B common stock following the spin-off.

  •
  A number of our shares are or will be eligible for future sale, which may cause the market price of our Class B common stock to decline.

  •
  Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our stockholders to sell their shares for a premium.

  •
  Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which will limit our stockholders' ability to obtain an alternative judicial forum for disputes with us or our directors, officers, employees or agents.

 SUMMARY HISTORICAL COMBINED AND
PRO FORMA COMBINED FINANCIAL INFORMATION

        Set forth below is a summary of our historical combined and pro forma combined financial information for the periods indicated. The historical combined financial information as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014 has been derived from our audited combined financial statements included elsewhere in this information statement.

        The Titanium Dioxide, Performance Additives and other businesses have historically been included in Huntsman's financial results in different legal forms, including, but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide, Performance Additives and other businesses are the primary beneficiaries. Because our historical combined financial information for the periods indicated reflect the combination of these legal entities under common control, the financial information includes the results of operations of other Huntsman businesses that will not be a part of Venator's operations following the distribution. In addition, our historical combined financial information has been derived from Huntsman's historical accounting records and is presented on a stand-alone basis as if the operations of the Titanium Dioxide, Performance Additives and other businesses had been conducted separately from Huntsman. However, the Titanium Dioxide, Performance Additives and other businesses did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the financial position, results of operations and cash flows had the Titanium Dioxide, Performance Additives and other businesses been a stand-alone company.

        The unaudited pro forma combined financial information has been derived from the combined financial statements included in this information statement. The pro forma financial information eliminates the results of operations of other Huntsman businesses that will not be a part of Venator's operations following the distribution and otherwise gives effect to the separation of the Titanium Dioxide and Performance Additives businesses into a stand-alone, publicly traded company in the spin-off. The pro forma adjustments are based on available information and assumptions that are factually supportable and that we believe are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the spin-off and the related separation and distribution agreements, as well as our expected financing. Actual expenses could vary from this estimate and such variations could be material. The pro forma adjustments, including related tax effects, to reflect the spin-off are expected to include the following:

  •
  the exclusion of operations, assets and liabilities of businesses that are not part of the Titanium Dioxide or Performance Additives businesses and will not be contributed to Venator in connection with the spin-off;

  •
  the inclusion of accounts receivable previously sold into the accounts receivable securitization programs (the "A/R Programs") sponsored by Huntsman International by one of the legal entities comprising the Titanium Dioxide and Performance Additives segments;

  •
  the assumption of $             million of indebtedness from Huntsman International, the cash distribution of $             million to Huntsman International, the incurrence of $             million of new indebtedness by Venator, the application of the proceeds from the new financing arrangements to repay the assumed indebtedness and to fund the cash distribution to Huntsman International, and an increase in interest expense resulting from the incurrence of the new indebtedness;

  •
  the elimination of Huntsman's net investment in, and advances to, us and adjustments to additional paid-in capital;

  •
  the issuance of                    shares of Venator Class B common stock at a par value of $0.01 per share and                    shares of Venator Class A common stock at a value of $0.01 per share; and

  •
  decreases in overhead costs we expect to realize operating as a stand-alone company relative to the allocation of estimated overhead costs from Huntsman included in our financial statements.

        The separation and distribution, tax sharing, transition services, master lease, employee matters, indemnification, stockholder's and registration rights, and intellectual property agreements have not been finalized, and the pro forma financial information will be revised in future amendments to reflect the effects of those agreements, to the extent material.

        You should read the following summary financial information in conjunction with "Selected Historical Combined Financial Data," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited combined financial statements and the notes to those statements included in this information statement.

        The financial information presented below is not necessarily indicative of our future performance or what our financial position and results of operations would have been had we operated as a stand-alone public company during the periods presented, or in the case of the unaudited pro forma information, had the transactions reflected in the pro forma adjustments actually occurred as of the dates assumed. The unaudited pro forma combined financial information is for illustrative purposes only. The unaudited pro forma combined financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Forward-Looking Statements."

	Year Ended December 31,			Pro Forma Year Ended December 31,
	2016	2015	2014	2016		2015
	(in millions)
Statement of Operations Data:
Revenues:
Titanium Dioxide	$1,554	$1,583	$1,411		$1,554		$1,583
Performance Additives	585	577	138		585		577
Other businesses	1,137	1,246	1,496		—		—

Total	$3,276	$3,406	$3,045		$2,139		$2,160
Net loss	$(47)	$(241)	$(47)	$	[ ]	$	[ ]
Balance Sheet Data (at period end):
Total assets					$3,055
Total long-term liabilities					[ ]
Other Financial Data:
Segment Adjusted EBITDA(1):
Titanium Dioxide(2)	$61	$(8)	$62		$61		$(8)
Performance Additives(2)	69	69	14		69		69

(1)
Adjusted EBITDA, as presented on a segment basis, is the measure of profit or loss reported to the chief operating decision maker for purposes of making decisions about allocating resources to each segment and assessing its performance. Segment adjusted EBITDA excludes certain corporate overhead costs that will be incurred by Venator as a standalone company. We estimate these additional costs will be between $       million and $       million on an annual basis. For further discussion of the non-GAAP financial measure adjusted EBITDA, as well as a reconciliation of total adjusted EBITDA to total net loss, its most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the U.S. ("GAAP" or "U.S. GAAP"), please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," as well as note "24. Operating Segment Information" to our combined financial statements.

(2)
On October 1, 2014, Huntsman completed the acquisition of the performance additives and TiO2 businesses of Rockwood. Huntsman paid $1.02 billion in cash and assumed certain unfunded pension liabilities in connection with the Rockwood acquisition and subsequently contributed these businesses to our Titanium Dioxide and Performance Additives segments.

RISK FACTORS

        You should carefully consider the information included in this information statement, including the matters addressed under "Forward-Looking Statements," and the following risks.

        We are subject to certain risks and hazards due to the nature of the business activities we conduct. The risks discussed below, any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and stock price, are not the only risks we face. We may experience additional risks and uncertainties not currently known to us or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may ultimately materially and adversely affect our business, financial condition, cash flows, results of operations and stock price.

Risks Related to Our Business

Our industry is affected by global economic factors including risks associated with volatile economic conditions.

        Our financial results are substantially dependent on overall economic conditions in the U.S., Europe and Asia. Declining economic conditions in all or any of these locations—or negative perceptions about economic conditions—could result in a substantial decrease in demand for our products and could adversely affect our business. The timing and extent of any changes to currently prevailing market conditions is uncertain, and supply and demand may be unbalanced at any time. Uncertain economic conditions and market instability make it particularly difficult for us to forecast demand trends. As a consequence, we may not be able to accurately predict future economic conditions or the effect of such conditions on our financial condition or results of operations. We can give no assurances as to the timing, extent or duration of the current or future economic cycles impacting the industries in which we operate.

        In addition, a large portion of our revenue and profitability is largely dependent on the TiO2 industry. TiO2 is used in many "quality of life" products for which demand historically has been linked to global, regional and local GDP and discretionary spending, which can be negatively impacted by regional and world events or economic conditions. Such events are likely to cause a decrease in demand for our products and, as a result, may have an adverse effect on our results of operations and financial condition. The future profitability of our operations, and cash flows generated by those operations, will also be affected by the available supply of our products in the market.

The market for many of our TiO2 products is cyclical and volatile, and we may experience depressed market conditions for such products.

        Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers' requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as energy and feedstock. Demand for TiO2 depends in part on the housing and construction industries. These industries are cyclical in nature and have historically been impacted by downturns in the economy. Relative changes in the selling prices for our products are one of the main factors that affect the level of our profitability. In addition, pricing may affect customer inventory levels as customers may from time to time accelerate purchases of TiO2 in advance of anticipated price increases or defer purchases of TiO2 in advance of anticipated price decreases.

        The cyclicality and volatility of the TiO2 industry results in significant fluctuations in profits and cash flow from period to period and over the business cycle. Primarily as a result of oversupply in the market, global prices for TiO2 declined throughout 2015 before reaching a trough in the first quarter of 2016.

Although we have recently successfully implemented price increases, any decline in selling prices in 2017 could negatively impact our business, results of operations and/or financial condition.

The industries in which we compete are highly competitive, and we may not be able to compete effectively with our competitors that have greater financial resources or those that are vertically integrated, which could have a material adverse effect on our business, results of operations and financial condition.

        The industries in which we operate are highly competitive. Among our competitors are larger companies with more financial resources and companies that are vertically-integrated (those that have their own raw material resources). Changes in the competitive landscape could make it difficult for us to retain our competitive position in various products and markets throughout the world. Our competitors with their own raw material resources may have a competitive advantage during periods of higher raw material prices. In addition, some of the companies with whom we compete may be able to produce products more economically than we can. Furthermore, some of our competitors have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development.

        The global TiO2 market is highly competitive with the top six producers accounting for approximately 60% of the world's production capacity according to TZMI. Competition is based on a number of factors, such as price, product quality and service. Some of our competitors may be able to drive down prices for our products if their costs are lower than our costs. In addition, our TiO2 business competes with numerous regional producers, including producers in China, who have significantly expanded their sulfate production capacity during the past five years and commenced the commercial production of TiO2 via chloride technology. The risk of our customers substituting Venator's products with those made by Chinese producers could increase as the Chinese producers expand their use of chloride production technology. Further, consolidation of our competitors or customers may result in reduced demand for our products or make it more difficult for us to compete with our competitors. The occurrence of any of these events could result in reduced earnings or operating losses.

        While we are engaged in a range of research and development programs to develop new products and processes, to improve and refine existing products and processes, and to develop new applications for existing products, the failure to develop new products, processes or applications could make us less competitive. Moreover, if any of our current or future competitors develops proprietary technology that enables them to produce products at a significantly lower cost, our technology could be rendered uneconomical or obsolete.

        Further, it is possible that we could abandon certain products, processes, or applications due to potential infringement of third-party intellectual property rights or that we could be named in future litigation for the infringement or misappropriation of a competitor's or other third party's intellectual property rights, which could include a claim for injunctive relief and damages, and, if so, such adverse results could have a material adverse effect on our business, results of operations and financial position. In addition, certain of our competitors in various countries in which we do business, including China, may be owned by or affiliated with members of local governments and political entities. These competitors may get special treatment with respect to regulatory compliance and product registration, while certain of our products, including those based on new technologies, may be delayed or even prevented from entering into the local market.

        Certain of our businesses use technology that is widely available. Accordingly, barriers to entry, apart from capital availability, may be low in certain product segments of our business. The entrance of new competitors into the industry may reduce our ability to maintain margins or capture improving margins in circumstances where capacity utilization in the industry is increasing. Increased competition in any of our businesses could compel us to reduce the prices of our products, which could result in reduced margins and loss of market share and have a material adverse effect on our business, results of operations, financial condition and liquidity.

The proposal in the European Union to classify TiO2 as potentially carcinogenic could decrease demand for our products and subject us to manufacturing regulations that could significantly increase costs.

        The European Union ("EU") adopted the Globally Harmonised System ("GHS") of the United Nations for a uniform system for the classification, labelling and packaging of chemical substances in Regulation (EC) No 1272/2008, the Classification, Labelling and Packaging Regulation ("CLP"). Pursuant to the CLP, an EU Member State can propose a classification for a substance to the European Chemicals Agency ("ECHA"), which upon review by ECHA's Committee for Risk Assessment ("RAC"), can be submitted to the European Commission for adoption by regulation. On May 31, 2016, the French Agency for Food, Environmental and Occupational Health and Safety ("ANSES") submitted a proposal to ECHA that would classify TiO2 as a Category 1B Carcinogen presumed to have carcinogenic potential for humans by inhalation. Potential outcomes before both the RAC and the Commission is a final classification as a Category 1B Carcinogen (described by the EU regulation as "presumed to have carcinogenic potential for humans, classification is largely based on human evidence"), a Category 2 Carcinogen classification (described by the EU regulation as "suspected human carcinogens", classification on the basis of evidence obtained from human and/or animal studies, but which is not sufficiently convincing to place the substance in category 1A or 1B), or a decision of no classification, with the Commission making the final decision. Huntsman, together with other companies, relevant trade associations and the European Chemical Industry Council ("Cefic"), submitted comments opposing any classification of TiO2 as carcinogenic, based on evidence from multiple epidemiological studies covering more than 24,000 production workers at 18 TiO2 manufacturing sites over several decades that found no increased incidence of lung cancer as a result of workplace exposure to TiO2 and other scientific studies that concluded that the response to lung overload studies with poorly soluble particles upon which the ANSES proposed classification is based is unique to the rat and is not seen in other animal species or humans. If ECHA were to recommend, and the European Commission were to subsequently adopt, either a Category 1B or Category 2 Carcinogen classification, it could require that many end-use products manufactured with TiO2 be classified as containing a potential carcinogenic component, which could negatively impact public perception of products containing TiO2, limit the marketability of and demand for TiO2 or products containing TiO2 and potentially have spill-over, restrictive effects under other EU laws, e.g., those affecting medical and pharmaceutical applications, cosmetics, food packaging and food additives. Such classifications would also affect manufacturing operations by subjecting us to new work place requirements that could significantly increase costs. The resulting restrictions in the market place and impact on operations and profitability would be less significant in the event of a Category 2 classification for TiO2 compared to the Category 1B classification proposed by ANSES. In addition, under the Separation and Distribution Agreement, we are required to indemnify Huntsman for any liabilities relating to our TiO2 operations.

        Sales of TiO2 in the European Union represented approximately 45% of our revenues for the twelve months ended December 31, 2016.

Disruptions in production at our manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition.

        Manufacturing facilities in our industry are subject to planned and unplanned production shutdowns, turnarounds, outages and other disruptions. Any serious disruption at any of our facilities could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. Alternative facilities with sufficient capacity may not be available, may cost substantially more or may take a significant time to increase production or qualify with our customers, any of which could negatively impact our business, results of operations and/or financial condition. Long-term production disruptions may cause our customers to seek alternative supply which could further adversely affect our profitability.

        Unplanned production disruptions may occur for external reasons including natural disasters, weather, disease, strikes, transportation interruption, government regulation, political unrest or terrorism, or internal reasons, such as fire, unplanned maintenance or other manufacturing problems. Any such production disruption could have a material impact on our operations, operating results and financial condition. For example, a January 2017 fire at our TiO2 manufacturing facility in Pori, Finland has halted production at the facility. We are committed to repairing the facility as quickly as possible and anticipate that some level of production will have resumed prior to completion of the spin-off, but we do not yet have an estimated time frame for how long until the facility's full capacity will be available. The full extent of the damage and resulting financial statement impact are not known at the time of this filing. Huntsman maintains property and business interruption insurance coverage and the Separation and Distribution Agreement will provide that Venator will have the benefit of the insurance proceeds related to covered costs incurred in connection with repairs or covered lost profits incurred following the distribution date. If we are not able from our other facilities to adequately service customers that are normally served by production from our Pori facility and they transfer their business to one of our competitors, there is no certainty that we will recapture that business when the Pori facility resumes production.

        In addition, we rely on a number of vendors, suppliers and, in some cases, sole-source suppliers, service providers, toll manufacturers and collaborations with other industry participants to provide us with chemicals, feedstocks and other raw materials, along with energy sources and, in certain cases, facilities that we need to operate our business. If the business of these third parties is disrupted, some of these companies could be forced to reduce their output, shut down their operations or file for bankruptcy protection. If this were to occur, it could adversely affect their ability to provide us with the raw materials, energy sources or facilities that we need, which could materially disrupt our operations, including the production of certain of our products. Moreover, it could be difficult to find replacements for certain of our business partners without incurring significant delays or cost increases. All of these risks could have a material adverse effect on our business, results of operations, financial condition and liquidity.

        While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that could disrupt our business, we cannot provide assurances that our plans would fully protect us from the effects of all such disasters or from events that might increase in frequency or intensity due to climate change. In addition, insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. In areas prone to frequent natural or other disasters, insurance may become increasingly expensive or not available at all. Furthermore, some potential climate-driven losses, particularly inundation due to sea-level rise, may pose long-term risks to our physical facilities such that operations cannot be restored in their current locations.

Significant price volatility or interruptions in supply of our raw materials may result in increased costs that we may be unable to pass on to our customers, which could reduce our profitability.

        We purchase a substantial portion of our raw materials from third-party suppliers and the cost of these raw materials represents a substantial portion of our operating expenses. The prices of the raw materials that we purchase from third parties are cyclical and volatile. For example, according to TZMI, the prices of all feedstocks used for the production of TiO2 increased 200% to 300% above historical averages in 2011 and 2012. Our supply agreements with our TiO2 feedstock suppliers provide us only limited protection against price volatility as they are entered into either on a short-term basis or are longer-term volume contracts, which provide for market-based pricing. While we attempt to match cost increases with corresponding product price increases, we are not always able to raise product prices immediately or at all. Timing differences between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, have had and may continue to have a negative effect on our cash flow. Any cost increase that we are not able to pass on to our customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.

        There are several raw materials for which there are only a limited number of suppliers or a single supplier. For example, titanium-containing feedstocks suitable for use in our TiO2 facilities are available from a limited number of suppliers around the world. To mitigate potential supply constraints, we enter into supply agreements with particular suppliers, evaluate alternative sources of supply and evaluate alternative technologies to avoid reliance on limited or sole-source suppliers. Where supply relationships are concentrated, particular attention is paid by the parties to ensure strategic intentions are aligned to facilitate long term planning. If certain of our suppliers are unable to meet their obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials from other sources and we may not be able to increase prices for our finished products to recoup the higher raw materials costs. Any interruption in the supply of raw materials could increase our costs or decrease our revenues, which could reduce our cash flow. The inability of a supplier to meet our raw material needs could have a material adverse effect on our financial statements and results of operations.

        The number of sources for and availability of certain raw materials is also specific to the particular geographical region in which a facility is located. Political and economic instability in the countries from which we purchase our raw material supplies could adversely affect their availability. In addition, if raw materials become unavailable within a geographic area from which they are now sourced, then we may not be able to obtain suitable or cost effective substitutes. We may also experience higher operating costs such as energy costs, which could affect our profitability. We may not always be able to increase our selling prices to offset the impact of any higher productions costs or reduced production levels, which could reduce our earnings and decrease our liquidity.

Our pension and postretirement benefit plan obligations are currently underfunded, and under certain circumstances we may have to significantly increase the level of cash funding to some or all of these plans, which would reduce the cash available for our business.

        We have underfunded obligations of $266 million as of December 31, 2016 under some of our domestic and foreign pension and postretirement benefit plans. The funded status of our pension plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates and the discount rates used to determine pension obligations. Unfavorable returns on the plan assets or unfavorable changes in applicable laws or regulations could materially change the timing and amount of required plan funding, which would reduce the cash available for our business. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of pension obligations, which could affect the reported funding status of our pension plans and future contributions, as well as the periodic pension cost in subsequent fiscal years.

        With respect to our domestic pension and postretirement benefit plans, the Pension Benefit Guaranty Corporation ("PBGC") has the authority to terminate an underfunded tax-qualified pension plan under limited circumstances in accordance with the Employee Retirement Income Security Act of 1974, as amended. In the event our tax-qualified pension plans are terminated by the PBGC, we could be liable to the PBGC for the entire amount of the underfunding and, under certain circumstances, the liability could be senior to our notes.

        With respect to our foreign pension and postretirement benefit plans, the effects of underfunding depend on the country in which the pension and postretirement benefit plan is established. For example, in the United Kingdom and Germany semi-public pension protection programs have the authority in certain circumstances to assume responsibility for underfunded pension schemes, including the right to recover the amount of the underfunding from us.

Our results of operations may be adversely affected by international business risks, including fluctuations in currency exchange rates, legal restrictions and taxes.

        Our headquarters operations are conducted across two of our administrative offices: The Woodlands, Texas and Wynyard, U.K. We conduct a majority of our business operations outside the U.S. Sales to customers outside the U.S. contributed approximately 75% of our revenue in 2016. Our operations are subject to international business risks, including the need to convert currencies received for our products into currencies in which we purchase raw materials or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. We transact business in many foreign currencies, including the euro, the British pound sterling and the Chinese renminbi. We translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during the reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, our reported international sales and earnings may be reduced because the local currency may translate into fewer U.S. dollars. Because we currently have significant operations located outside the U.S., we are exposed to fluctuations in global currency rates which may result in gains or losses on our financial statements.

        Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks and required compliance with a variety of U.S. and foreign laws, including tax laws, the Foreign Corrupt Practices Act (and foreign equivalents), export controls and regulations administered by the Office of Foreign Assets Control. Any changes in tariffs or trade barriers could make our products less competitive compared to other producers not subject to the same tariffs or trade barriers. In addition, although we maintain an anti-corruption compliance program throughout our Company, violations of our compliance program may result in criminal or civil sanctions, including material monetary fines, penalties and other costs against us or our employees, and may have a material adverse effect on our business. Furthermore, in foreign jurisdictions where legal processes may vary from country to country, we may experience difficulty in enforcing agreements. In jurisdictions where bankruptcy laws and practices vary, we may experience difficulty collecting foreign receivables through foreign legal systems. The occurrence of these risks, among others, could disrupt the businesses of our international subsidiaries, which could significantly affect their ability to make distributions to us.

        We operate in a significant number of jurisdictions, which contributes to the volatility of our effective tax rate. Changes in tax laws or the interpretation of tax laws in the jurisdictions in which we operate may affect our effective tax rate. In addition, GAAP has required us to place valuation allowances against our net operating losses and other deferred tax assets in a significant number of tax jurisdictions. These valuation allowances result from analysis of positive and negative evidence supporting the realization of tax benefits. Negative evidence includes a cumulative history of pre-tax operating losses in specific tax jurisdictions. Changes in valuation allowances have resulted in material fluctuations in our effective tax rate. Economic conditions may dictate the continued imposition of current valuation allowances and, potentially, the establishment of new valuation allowances. While significant valuation allowances remain, our effective tax rate will likely continue to experience significant fluctuations. Furthermore, certain foreign jurisdictions may take actions to delay our ability to collect value-added tax refunds.

Our efforts to transform our businesses may require significant investments; if our strategies are unsuccessful, our business, results of operations and/or financial condition may be materially adversely affected.

        We intend to continuously evaluate opportunities for growth and change. These initiatives may involve making acquisitions, entering into partnerships and joint ventures, divesting assets, restructuring our existing assets and operations, creating new financial structures and building new facilities—any of which could require a significant investment and subject us to new kinds of risks. We may incur indebtedness to finance these opportunities. We could also issue shares of stock of our Company or our subsidiaries to finance such initiatives. If our strategies for growth and change are not successful, we could face increased financial pressure, such as increased cash flow demands, reduced liquidity and diminished access to financial markets, and the equity value of our businesses could be diluted.

        The implementation of strategies for growth and change may create additional risks, including:

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  diversion of management time and attention away from existing operations;

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  requiring capital investment that could otherwise be used for the operation and growth of our existing businesses;

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  disruptions to important business relationships;

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  increased operating costs;

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  limitations imposed by various governmental entities;

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  use of limited investment and other baskets under our debt covenants;

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  difficulties realizing projected synergies;

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  difficulties due to lack of or limited prior experience in any new markets we may enter; and

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  difficulty integrating acquired businesses or products with our existing businesses.

        Our inability to mitigate these risks or other problems encountered in connection with our strategies for growth and change could have a material adverse effect on our business, results of operations and financial condition. In addition, we may fail to fully achieve the savings or growth projected for current or future initiatives notwithstanding the expenditure of substantial resources in pursuit thereof.

Construction projects are subject to numerous regulatory, environmental, legal and economic risks. We cannot assure you that any such project will be completed in a timely fashion or at all or that we will realize the anticipated benefits of any such project.

        Additions to or modifications of our existing facilities and the construction of new facilities involve numerous regulatory, environmental, legal and economic uncertainties, many of which are beyond our control. Expansion and construction projects may require the expenditure of significant amounts of capital. These projects may not be completed on schedule, at the budgeted cost or at all. If our projects are delayed materially or our capital expenditures for such projects increase significantly, our results of operations and cash flows could be adversely affected.

        Even if these projects are completed, there can be no assurance that we will realize the anticipated benefits of such projects. For example, we are now commissioning a new production facility in Augusta, Georgia for the synthesis of iron oxide pigments, which we purchased from Rockwood. During commissioning, the facility has experienced delays producing products at the expected specifications and quantities, causing us to question the capabilities of the Augusta technology. Based on the facility's performance during the commissioning process, we have concluded that production capacity at our Augusta facility will be substantially lower than originally anticipated.

We will have $             million of indebtedness following the spin-off, a portion of which will be subject to variable interest rates. Our indebtedness may make us more vulnerable to economic downturns and may limit our ability to respond to market conditions, to obtain additional financing or to refinance our debt.

        In connection with the spin-off, we expect to incur up to approximately $             million of new debt, which may include issuances of senior notes, term loans, borrowings under an asset-based lending facility or a revolving credit facility or a combination thereof. After we have entered into our new financing arrangements but immediately prior to the separation, we intend to make a cash distribution of $             million to Huntsman International, and, at separation, we intend to assume approximately

$             million of debt from Huntsman International. We intend to fund such cash distribution and repay such assumed indebtedness with the proceeds of our new financing arrangements. Our anticipated debt level and the fact that a significant percentage of our cash flow will be required to make payments on our debt, could have important consequences for our business, including but not limited to the following:

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  we may be more vulnerable to business, industry or economic downturns, making it more difficult to respond to market conditions;

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  cash flow available for other purposes, including the growth of our business, may be reduced;

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  our ability to refinance or obtain additional financing may be constrained, particularly during periods when the capital markets are unsettled;

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  our competitors with lower debt levels may have a competitive advantage relative to us; and

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  part of our debt is subject to variable interest rates, which makes us more vulnerable to increases in interest rates (for example, a 1% increase in interest rates, without giving effect to interest rate hedges or other offsetting items, would increase our annual interest rate expense by approximately $             million).

        In addition, our separation from Huntsman's other business may increase the overall cost of debt funding and decrease the overall capacity and commercial credit available to us. Our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally.

We are subject to many environmental, health and safety regulations that may result in unanticipated costs or liabilities, which could reduce our profitability.

        We operate global manufacturing facilities that are subject to a broad array of environmental laws and regulations. There has been a global upward trend in the amount and complexity of current and proposed environmental and chemical regulations. The costs to comply with complex environmental laws and regulations, as well as internal voluntary programs and goals, are significant and will continue to be significant for the foreseeable future.

        We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment and human health and safety, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. Our facilities are dependent on environmental permits to operate, the loss or modification of which could have a material adverse effect on our operations and our financial condition. These operating permits are subject to modification, renewal and revocation. In addition, third parties may contest our ability to receive or renew certain permits that we need to operate, which can lengthen the application process or even prevent us from obtaining necessary permits.

        Actual or alleged violations of environmental, health and safety, or EHS, laws or permit requirements could result in restrictions or prohibitions on plant operations and substantial administrative, civil or criminal sanctions, as well as, under some EHS laws, the assessment of strict liability and/or joint and several liability. In addition, certain of our facilities are in close proximity to other industrial manufacturing sites. In these locations, the source of contamination resulting from discharges into the environment may not be clear and we could potentially be held responsible for such liabilities even if not originating from our sites or may have to incur significant costs to respond to any remedies imposed or defend any action initiated by environmental agencies.

        We could incur significant capital expenditures and operating costs in order to comply with existing or future EHS laws. Capital expenditures and operating costs relating to EHS matters will be subject to evolving regulatory requirements and will depend on the timing of the promulgation and enforcement of specific standards which impose requirements on our operations and our products. Furthermore, we may be liable for the costs of investigating and cleaning up environmental contamination on or from our properties or at third-party locations where we may be held liable for the disposal or treatment of hazardous materials. We may therefore incur additional costs beyond those currently anticipated to address all known and presently unknown environmental matters under existing and future EHS laws.

Many of our products and operations are subject to the chemical control laws of the countries in which they are located.

        We are subject to a wide array of laws governing chemicals, including the regulation of chemical substances and inventories under the Toxic Substances Control Act ("TSCA") in the U.S. and the Registration, Evaluation and Authorization of Chemicals ("REACH") regulation in Europe. Analogous regimes exist in other parts of the world, including China, South Korea, and Taiwan. In addition, a number of countries where we operate, including the United Kingdom, have adopted rules to conform chemical labeling in accordance with the globally harmonized system. Many of these foreign regulatory regimes are in the process of a multi-year implementation period for these rules.

        Additional new laws and regulations may be enacted or adopted by various regulatory agencies globally. For example, the United States Environmental Protection Agency ("EPA") finalized revisions to its Risk Management Program in January 2017. The revisions impose new requirements for certain facilities to perform hazard analysis, third-party auditing, incident investigations and root cause analyses, emergency response exercises, and to publically share chemical and process information. Compliance for many of rule's new requirements will be required beginning in 2021. In January 2017, the EPA temporarily delayed the rule's effect until March 21, 2017, and has indicated that it may further delay the rule's implementation. The U.S. Occupational Safety and Health Administration is likewise considering changes to its Process Safety Management standards. In addition, TSCA reform legislation was enacted in June 2016, and the EPA has begun the process of issuing new chemical control regulations. The costs of compliance with any new laws or regulations cannot be estimated until the manner in which they will be implemented has been more precisely defined.

        Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. In addition, these concerns could influence public perceptions regarding our products and operations, the viability of certain products, our reputation, the cost to comply with regulations, and the ability to attract and retain employees. Moreover, changes in EHS regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities, which could reduce our profitability. For example, several of our products are being evaluated under REACH regulations and their classification could negatively impact sales.

Our operations are increasingly subject to climate change regulations that seek to reduce emissions of greenhouse gases.

        Our operations are increasingly subject to regulations that seek to reduce emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, which may be contributing to changes in the Earth's climate. There are existing efforts to address GHG emissions at the international, national, and regional levels. For example, the 2015 Paris climate summit agreement resulted in voluntary commitments by numerous countries to reduce their GHG emissions. The agreement entered into force on November 4, 2016 and could result in additional firm commitments by various nations with respect to future GHG emissions. The EU also regulates GHGs under the EU Emissions Trading Scheme. China has begun pilot programs for carbon taxes and trading of GHG emissions in selected areas. Domestically, the EPA issued its final Clean Power Plan rules that establish carbon pollution standards for power plants, called CO2 emission performance rates in 2015. In February 2016, the U.S. Supreme Court granted a stay of the implementation of the Clean Power Plan. This stay will remain in effect until the conclusion of the appeals process. It is not yet clear how the courts will rule on the legality of the Clean Power Plan. If the rules are upheld at the conclusion of this appellate process, and depending on how states decide to implement these rules, they may result in national or regional credit trading schemes. Collectively, these rules and agreements may affect the long-term price and supply of electricity and natural gas and demand for products that contribute to energy efficiency and renewable energy. These various regulations and agreements are likely to result in increased costs to purchased energy, additional capital costs for installation or modification of GHG emitting equipment, and additional costs associated directly with GHG emissions (such as cap and trade systems or carbon taxes), which are primarily related to energy use. Compliance with these regulations and any more stringent restrictions in the future may increase our operational costs.

        In addition, some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such effects were to occur in areas where we or our clients operate, they could have an adverse effect on our assets and operations.

We may need additional capital in the future and may not be able to obtain it on favorable terms.

        Our Titanium Dioxide businesses are capital intensive, and our success depends to a significant degree on our ability to develop and market innovative products and to update our facilities and process technology. We may require additional capital in the future to finance our growth and development, implement further marketing and sales activities, fund ongoing research and development activities, and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of, and demand for, our products, the extent to which we invest in new technology and research and development projects, and the status and timing of these developments, as well as general availability of capital from debt and/or equity markets. Additional financing may not be available when needed on terms favorable to us, or at all. Further, the terms of our debt may limit our ability to incur additional indebtedness or issue additional equity. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business.

The markets for many of our products have seasonally affected sales patterns.

        The demand for TiO2 and certain of our other products during a given year is subject to seasonal fluctuations. Because TiO2 is widely used in paint and other coatings, demand is higher in the painting seasons of spring and summer in the Northern Hemisphere. We may be adversely affected by anticipated or unanticipated changes in regional weather conditions. For example, poor weather conditions in a region can lead to an abbreviated painting season, which can depress consumer sales of paint products that use TiO2, which could have a negative effect on our cash position.

Our operations involve risks that may increase our operating costs, which could reduce our profitability.

        Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations are subject to hazards inherent in the manufacturing and marketing of chemical and other products. These hazards include: chemical spills, pipeline leaks and ruptures, storage tank leaks, discharges or releases of toxic or hazardous substances or gases and other hazards incident to the manufacturing, processing, handling, transportation and storage of dangerous chemicals. We are also potentially subject to other hazards, including natural disasters and severe weather; explosions and fires; transportation problems, including interruptions, spills and leaks; mechanical failures; unscheduled downtimes; labor difficulties; remediation complications; and other risks. In addition, some equipment and operations at our facilities are owned or controlled by third parties who may not be fully integrated into our safety programs and over whom we are able to exercise limited control. Many potential hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities. Furthermore, we are subject to present and future claims with respect to workplace exposure, exposure of contractors on our premises as well as other persons located nearby, workers' compensation and other matters.

        We maintain property, business interruption, products liability and casualty insurance policies which we believe are in accordance with customary industry practices, as well as insurance policies covering other types of risks, including pollution legal liability insurance, but we are not fully insured against all potential hazards and risks incident to our business. Each of these insurance policies is subject to customary exclusions, deductibles and coverage limits, in accordance with industry standards and practices. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, results of operations, financial condition and liquidity.

        In addition, we are subject to various claims and litigation in the ordinary course of business. We are a party to various pending lawsuits and proceedings. For more information, see "Legal Proceedings" below.

Our operations, financial condition and liquidity could be adversely affected by legal claims against us, including antitrust claims.

        We face risks arising from various legal actions, including matters relating to antitrust, product liability, intellectual property and environmental claims. It is possible that judgments could be rendered against us in these cases or others for which we could be uninsured or not covered by indemnity, or which may be beyond the amounts that we currently have reserved or anticipate incurring for such matters. Over the past few years, antitrust claims have been made against TiO2 companies, including Huntsman. In this type of litigation, the plaintiffs generally seek treble damages, which may be significant. An adverse outcome in any claim could be material and significantly impact our operations, financial condition and liquidity. For more information, see "Legal Proceedings" below.

Differences in views with our joint venture participants may cause our joint ventures not to operate according to their business plans, which may adversely affect our results of operations.

        We currently participate in a number of joint ventures, including our joint venture in Lake Charles, Louisiana with Kronos Worldwide, Inc. ("Kronos") and our Harrisburg, North Carolina joint venture with Dow Chemical, and may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. Differences in views among joint venture participants may result in delayed decisions or failure to agree on major decisions. If these differences cause the joint ventures to deviate from their business plans or to fail to achieve their desired operating performance, our results of operations could be adversely affected.

We are subject to risks relating to our information technology systems, and any failure to adequately protect our critical information technology systems could materially affect our operations.

        We rely on information technology systems across our operations, including for management, supply chain and financial information and various other processes and transactions. Our ability to effectively manage our business depends on the security, reliability and capacity of these systems. Information technology system failures, network disruptions or breaches of security could disrupt our operations, cause delays or cancellations of customer orders or impede the manufacture or shipment of products, processing of transactions or reporting of financial results. An attack or other problem with our systems could also result in the disclosure of proprietary information about our business or confidential information concerning our customers or employees, which could result in significant damage to our business and our reputation.

        We have put in place security measures designed to protect against the misappropriation or corruption of our systems, intentional or unintentional disclosure of confidential information, or disruption of our operations. Current employees have, and former employees may have, access to a significant amount of information regarding our operations which could be disclosed to our competitors or otherwise used to harm us. Moreover, our operations in certain locations, such as China, may be particularly vulnerable to security attacks or other problems. Any breach of our security measures could result in unauthorized access to and misappropriation of our information, corruption of data or disruption of operations or transactions, any of which could have a material adverse effect on our business.

        In addition, we could be required to expend significant additional amounts to respond to information technology issues or to protect against threatened or actual security breaches. We may not be able to implement measures that will protect against all of the significant risks to our information technology systems.

Economic conditions and regulatory changes following the United Kingdom's likely exit from the European Union could adversely impact our operations, operating results and financial condition.

        Following a referendum in June 2016 in which voters in the U.K. approved an exit from the EU, it is expected that the U.K. government will initiate a process to leave the EU (often referred to as Brexit). The referendum triggered short-term financial volatility, including a decline in the value of the British pound sterling in comparison to both the U.S. dollar and euro. The future effects of Brexit will depend on any agreements the U.K. makes to retain access to the EU or other markets either during a transitional period or more permanently. Given the lack of comparable precedent and the uncertainty around when the U.K. government will initiate the process to leave the EU, it is unclear what financial, trade and legal implications the withdrawal of the U.K. from the EU would have and how such withdrawal would affect our Company.

        We derive a significant portion of our revenues from sales outside the U.S., including 40% from Europe and 5% from the U.K. in 2016. The consequences of Brexit, together with what may be protracted negotiations around the terms of Brexit, could introduce significant uncertainties into global financial markets and adversely impact the markets in which we and our customers operate. Brexit could also create uncertainty with respect to the legal and regulatory requirements to which we and our customers in the U.K. are subject and lead to divergent national laws and regulations as the U.K. government determines which EU laws to replace or replicate.

        While we are not experiencing any immediate adverse impact on our financial condition as a result of Brexit, adverse consequences such as deterioration in economic conditions, volatility in currency exchange rates or adverse changes in regulation could have a negative impact on our future operations, operating results and financial condition. All of these potential consequences could be further magnified if additional countries were to exit the EU.

Failure to maintain effective internal controls could adversely affect our ability to meet our reporting requirements.

        The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. One key aspect of the Sarbanes-Oxley Act is that we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2018. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to penalties or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

        Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our operating results could be harmed. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the effectiveness of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on our stock price.

        The process of implementing internal controls in connection with our operation as a stand-alone company requires significant attention from management and we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Difficulties encountered in their implementation could harm our results of operations or cause us to fail to meet our reporting obligations. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected.

Our results of operations could be adversely affected by our indemnification of Huntsman and other commitments and contingencies.

        In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations, including those related to divested businesses, and issue guarantees of third-party obligations. Additionally, we are required to indemnify Huntsman for uncapped amounts with regard to liabilities allocated to, or assumed by us under each of the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement and the Intellectual Property License Agreement that we expect to execute prior to the spin-off. These indemnification obligations to date have included defense costs associated with certain litigation matters as well as certain damages awards, settlements, and penalties. As we are required to make payments, such payments could be significant and could exceed the amounts we have accrued with respect thereto, adversely affecting our results of operations. In addition, in the event that Huntsman seeks indemnification for adverse trial rulings or outcomes, these indemnification claims could materially adversely affect our financial condition. Disputes between Huntsman and our Company may also arise with respect to indemnification matters including disputes based on matters of law or contract interpretation. If and to the extent these disputes arise, they could materially adversely affect us.

Financial difficulties and related problems experienced by our customers, vendors, suppliers and other business partners could have a material adverse effect on our business.

        During periods of economic disruption, more of our customers than normal may experience financial difficulties, including bankruptcies, restructurings and liquidations, which could affect our business by reducing sales, increasing our risk in extending trade credit to customers and reducing our profitability. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables or limit our ability to collect accounts receivable from that customer.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability is sufficient to satisfy their requirements for doing or continuing to do business with them.

        Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is dependent on our intellectual property. If our intellectual property rights cannot be enforced or our trade secrets become known to our competitors, our ability to compete may be adversely affected.

        Proprietary protection of our processes, apparatuses and other technology is important to our business. While a presumption of validity exists with respect to patents issued to us in the U.S., there can be no assurance that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, if any pending patent application filed by us does not result in an issued patent, or if patents are issued to us, but such patents do not provide meaningful protection of our intellectual property, then our ability to compete may be adversely affected. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.

        We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into agreements imposing confidentiality obligations upon our employees and third parties to protect our intellectual property, these confidentiality obligations may be breached, may not provide meaningful protection for our trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized access, use or disclosure of our trade secrets and know-how. In addition, others could obtain knowledge of our trade secrets through independent development or other access by legal means.

        We may have to rely on judicial enforcement of our patents and other proprietary rights. We may not be able to effectively protect our intellectual property rights from misappropriation or infringement in countries where effective patent, trademark, trade secret and other intellectual property laws and judicial systems may be unavailable, or may not protect our proprietary rights to the same extent as U.S. law.

        The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how or the failure of adequate legal remedies for related actions could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our flexibility in managing our labor force may be adversely affected by existing or new labor and employment laws and policies in the jurisdictions in which we operate, many of which are more onerous than those of the United States; and some of our labor force has substantial workers' council or trade union participation, which creates a risk of disruption from labor disputes.

        The majority of our employees are located outside the U.S. In many of these countries, including the U.K., Italy, Germany, France, Spain, Finland and Malaysia, labor and employment laws may be more onerous than in the U.S. and, in many cases, grant significant job protection to employees, including rights on termination of employment.

        We are required to consult with, and seek the consent or advice of, various employee groups or works councils that represent our employees for any changes to our activities or employee benefits. This requirement could have a significant impact on our flexibility in managing costs and responding to market changes.

Conflicts, military actions, terrorist attacks and general instability, particularly in certain energy-producing nations, along with increased security regulations related to our industry, could adversely affect our business.

        Conflicts, military actions and terrorist attacks have precipitated economic instability and turmoil in financial markets. Instability and turmoil, particularly in energy-producing nations, may result in raw material cost increases. The uncertainty and economic disruption resulting from hostilities, military action or acts of terrorism may impact any or all of our facilities and operations or those of our suppliers or customers. Accordingly, any conflict, military action or terrorist attack that impacts us or any of our suppliers or customers, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

        In addition, a number of governments have instituted regulations attempting to increase the security of chemical plants and the transportation of hazardous chemicals, which could result in higher operating costs and could have a material adverse effect on our financial condition and liquidity.

Risks Related to the Spin-Off

We may not realize the anticipated benefits from our separation from Huntsman.

        We may not realize the benefits that we anticipate from our separation from Huntsman. These benefits include the following:

  •
  creating two separate businesses that will be industry leaders in their respective areas of operations;

  •
  enhancing the ability of each company to focus on their respective businesses and unique opportunities for long-term growth and profitability and to allocate capital and corporate resources in a manner that focuses on achieving each company's own strategic priorities;

  •
  providing each company with increased flexibility to pursue strategic alternatives, including acquisitions, without having to consider the potential impact on the businesses of the other company, including funding such acquisitions using their respective common equity;

  •
  creating two separate capital structures that will afford each company direct access to the debt and equity capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs;

  •
  improving each company's ability to attract and retain individuals with the appropriate skill sets as well as to better align compensation and incentives, including equity compensation, with the performance of these different businesses; and

  •
  allowing investors to evaluate the separate investment identities of each company, including the distinct merits, performance and future prospects of their respective businesses.

        We may not achieve the anticipated benefits from our separation for a variety of reasons. For example, the process of separating our business from Huntsman and operating as a separate, public company may distract our management from focusing on our business and strategic priorities. In addition, we may not generate sufficient cash flow to fund our growth plans and to generate acceptable returns. Moreover, even with equity compensation tied to our business, we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits from our separation if any of the other matters identified as risks in this "Risk Factors" section were to occur.

The combined market value of Huntsman and our shares after the spin-off may not equal or exceed the market value of Huntsman shares prior to the spin-off.

        We cannot assure you that the combined trading prices of Huntsman's common stock and our common stock after the spin-off, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the market price of Huntsman common stock prior to the spin-off. Until the market has fully evaluated the business of Huntsman without its Pigments & Additives segment, the price at which Huntsman common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our company, the price at which our common stock trades may fluctuate significantly.

Our historical and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

        The historical and pro forma financial information included in this information statement has been derived from Huntsman's accounting records and may not reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity during the periods presented or those that we will achieve in the future. However, Huntsman did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. The costs to operate our business as a separate public entity are expected to differ from the historical cost allocations, including corporate and administrative charges from Huntsman reflected in the accompanying combined financial statements presented elsewhere in this information statement. We expect our recurring selling, general and administrative expenses to operate as a stand-alone public company will be lower by between approximately $             million and $             million than the costs reported in the historical combined financial statements due to lower expected overhead costs for Venator relative to the allocation from Huntsman included in our combined financial statements with respect to (i) finance, accounting, compliance, investor relations, treasury, internal audit and legal personnel, (ii) information technology costs (iii) professional fees associated with legal and other services, and (iv) executive compensation. Actual expenses could vary from this estimate and such variations could be material. However, these estimates may not prove to be accurate. Our capital expenditure requirements, including acquisitions, historically have been satisfied as part of Huntsman's companywide cash management practices. Following the spin-off, we will no longer have access to Huntsman's working capital, and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements if our cash flow from operations is not sufficient to fund our capital expenditure requirements.

        For additional information about our past financial performance and the basis of presentation of our financial statements, see "Selected Historical Combined Financial Data," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this information statement.

If we are unable to generate sufficient cash flow from our operations, our business, financial condition and results of operations may be materially and adversely affected.

        After the distribution, we will not be able to rely on Huntsman's earnings, assets or cash flow, and we will be responsible for obtaining and maintaining sufficient working capital and servicing our own debt. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. Our ability to generate cash is subject in part to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash or repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including reducing spending on marketing and new product innovation, reducing financing in the future for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired.

In connection with our separation from Huntsman, we will indemnify Huntsman for certain liabilities, including those related to the operation of our business while it was still owned by Huntsman, and while Huntsman will indemnify us for certain liabilities, such indemnities may not be adequate.

        Pursuant to the Separation and Distribution Agreement and other agreements with Huntsman, Huntsman will agree to indemnify us for certain liabilities, and we will agree to indemnify Huntsman for certain liabilities, in each case for uncapped amounts, as discussed further in "Arrangements Between Huntsman and Our Company." Indemnity payments that we may be required to provide Huntsman may be significant and could negatively impact our business, particularly indemnity payments relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for liabilities that Huntsman has agreed to retain. Further, there can be no assurance that the indemnity from Huntsman will be sufficient to protect us against the full amount of such liabilities, or that Huntsman will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Huntsman any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves.

Our costs may increase as a result of operating as a stand-alone public company, and our management will be required to devote substantial time to complying with public company regulations.

        Historically, our operations have been fully integrated within Huntsman, and we have relied on Huntsman to provide certain corporate functions. As a stand-alone public company, we may incur additional expenses for executive oversight, accounting, finance, risk management, treasury, tax, financial reporting, internal audit, legal, information technology, governmental relations, public relations, investor relations, human resources, procurement, operations, ethics and compliance, marketing and certain other services that we have not incurred historically. As part of Huntsman, we have been able to enjoy certain benefits from Huntsman's scale and purchasing power. As a separate, publicly traded company, we will not have similar negotiating leverage.

        In addition, after the spin-off, we will become obligated to file with the SEC annual and quarterly information and other reports. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including certain requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which will impose significant compliance obligations and costs upon us.

Following the separation, Huntsman will provide us with certain transitional services that may not be sufficient to meet our needs. We may have difficulty finding supplemental or, ultimately, replacement services or be required to pay increased costs to supplement or, ultimately, replace these services.

        Certain administrative services required by us for the operation of our business are currently provided by Huntsman and its subsidiaries, including, administrative, payroll, human resources, data processing, EHS, financial audit support, financial transaction support, other support services, information technology systems and various other corporate services. Prior to the completion of the separation, we will enter into agreements with Huntsman related to the separation of our business operations from Huntsman, including a Transition Services Agreement. We believe it is helpful for Huntsman to provide transitional assistance for us under the Transition Services Agreement to facilitate the efficient operation of our business as we transition to becoming a stand-alone public company. While these services are being provided to us by Huntsman, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them will be limited. After the expiration or termination of the Transition Services

Agreement, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from Huntsman under the Transition Services Agreement. Although we intend to replace portions of the services currently provided by Huntsman, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. For those services currently provided to us by Huntsman but that will not be provided under the Transition Services Agreement after the spin-off, there can be no assurance that we will be as effective performing these services on a stand-alone basis. See "Arrangements Between Huntsman and Our Company—Transition Services Agreement."

        Furthermore, we will rely in some case on facilities shared with Huntsman pursuant to the Master Lease Agreement, and some of the facilities we will share are leased by Huntsman. We may experience unplanned disruptions to our operations in these facilities as a result of actions beyond our control. In some cases, we may share control with Huntsman and differences in views between us and Huntsman may result in delays and may cause us to fail to achieve our planned operating performance. As a result, our results of operations could be adversely affected.

The agreements between us and Huntsman will not be made on an arm's length basis.

        The agreements we will enter into with Huntsman in connection with the spin-off, including, but not limited to, the Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement, Master Lease Agreement, Intellectual Property License Agreement, Stockholder's and Registration Rights Agreement and Transition Services Agreement, will have been negotiated in the context of the spin-off while we were still a wholly-owned subsidiary of Huntsman. Accordingly, during the period in which the terms of those agreements will have been negotiated, we will not have had an independent board of directors or a management team independent of Huntsman. As a result, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. The terms relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Huntsman and us. See "Arrangements Between Huntsman and Our Company" for a description of these obligations and the allocation of liabilities between Huntsman and us.

Our Tax Matters Agreement with Huntsman will limit our ability to take certain actions, including strategic transactions, and will require us to indemnify Huntsman for certain potentially significant tax liabilities.

        Under the Tax Matters Agreement, we will agree to take certain actions or refrain from taking certain actions to ensure that the separation and certain transactions taken in preparation for, or in connection with, the separation, qualify for tax-free status under the relevant provisions of the Code. We will also make various other covenants in the Tax Matters Agreement intended to ensure the tax-free status of the separation. These covenants (which may be waived by Huntsman) restrict our ability to sell assets outside the ordinary course of business and, during the first two years following the spin-off (or, if any Retained Securities are exchanged for Huntsman's third-party debt within 12 months following the spin-off, then during the first two years following the last such exchange), will prohibit (other than with respect to equity-based compensation plans) us from issuing or selling any additional common stock or other securities (including securities convertible into our common stock), or to enter into certain other corporate transactions.

        In addition, in connection with the request for the IRS private letter ruling addressing certain aspects of the spin-off, representations were made to the IRS to the effect that (i) during the period ending 12 months (subject to shortening under certain circumstances) after the spin-off (the "Initial Period"), no action will be taken (including the adoption of any plan or policy), that would (if implemented) actually or effectively result in the elimination of the disparate voting rights associated with our classes of common stock, and (ii) during the 24-month period after the Initial Period, no such action will be taken other than in connection with a transaction with one or more persons unrelated to the Company (for example, our merger with another corporation) with respect to which there was no agreement, understanding, arrangement, or substantial negotiations or discussions at any time during the 24-months prior to the end of the Initial Period. Covenants in the Tax Matters Agreement will restrict our ability to take actions that are inconsistent with these representations and compliance with such covenants may limit our ability to engage in certain transactions. See "Arrangements Between Huntsman and Our Company—Tax Matters Agreement."

        Further, under certain circumstances, we may be required to indemnify Huntsman under the Tax Matters Agreement for certain taxes incurred as a result of the failure of the spin-off or certain transactions undertaken in preparation for, or in connection with, the spin-off, to qualify as tax-free transactions under the relevant provisions of the Code.

We could have significant tax liabilities for periods during which Huntsman operated our business.

        For any tax periods (or portions thereof) prior to the spin-off, we and one or more of our subsidiaries will be included in consolidated, combined, unitary or similar tax reporting groups with Huntsman (including Huntsman's consolidated group for U.S. federal income tax purposes). Applicable laws (include U.S. federal income tax laws) often provide that each member of such a tax reporting group is liable for the group's entire tax obligation. Thus, to the extent Huntsman or other members of a tax reporting group of which we or one of our subsidiaries was a member fails to make any tax payments required by law, we could be liable for the shortfall. Huntsman is expected to indemnify us for any taxes attributable to Huntsman that we are required to pay as a result of our membership in such a tax reporting group with Huntsman. We expect we will also be responsible for any increase in Huntsman's tax liability for any period in which we or any of our subsidiaries are combined or consolidated with Huntsman if such increase results from audit adjustments attributable to our business.

        Further, by virtue of Huntsman's controlling ownership and the Tax Matters Agreement, Huntsman will effectively control all of our tax decisions in connection with any tax reporting group tax returns in which we (or any of our subsidiaries) are included. The Tax Matters Agreement is expected to provide that Huntsman will have sole authority to respond to and conduct all tax proceedings (including tax audits) and to prepare and file all such reporting group tax returns in which we are included on our behalf (including the making of any tax elections). This arrangement may result in conflicts of interest between Huntsman and us. See "Arrangements Between Huntsman and Our Company—Tax Matters Agreement."

        See note "18. Income Taxes" to our combined financial statements for the amount of our known contingent tax liabilities. We currently have no reason to believe that we have any unrecorded outstanding tax liabilities from prior years; however, due to the inherent complexity of tax law, the many countries in which we operate, and the unpredictable nature of tax authorities, we believe there is inherent uncertainty.

The amount of tax for which we are liable for taxable periods preceding the spin-off may be impacted by elections Huntsman makes on our behalf.

        Under the Tax Matters Agreement, Huntsman is expected to have the right to make all elections for taxable periods preceding the spin-off. As a result, the amount of tax for which we are liable for taxable periods preceding the spin-off may be impacted by elections Huntsman makes on our behalf.

Huntsman, its stockholders, or we could have significant tax liabilities if the separation, and certain transactions in preparation therefor, are not tax-free.

        The separation is conditioned on Huntsman receiving an opinion from its tax advisor that (i) Huntsman's pro rata distribution of all of our outstanding Class B common stock to its stockholders qualifies as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of the Code, and (ii) certain elements of the restructuring transactions undertaken as part of the spin-off will also qualify for tax-free treatment under Sections 355, 361 and/or 368(a)(1)(D) of the Code. Tax advisor's opinion will, in part, be based upon an IRS private letter ruling received by Huntsman to the effect that the retention of Class A common stock will not be in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax, that certain post spin-off exchanges of Class A common stock for Huntsman indebtedness will be treated as distributions that are part of a plan of reorganization for purposes of Section 361(c)(1) and 361(c)(3) of the Code, and that certain payments or transfers of assets and liabilities that may occur following the spin-off will be treated as part of the spin-off transaction. The IRS private letter ruling was issued in reliance on, and the tax opinion will rely on, facts, assumptions, representations and undertakings from Huntsman and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are, or become, incorrect or not otherwise satisfied, Huntsman may not be able to rely on the private letter ruling or the tax opinion and could be subject to significant tax liabilities. In addition, an advisor's opinion is not binding upon the IRS, so, notwithstanding the opinion of Huntsman's tax advisor, the IRS could conclude upon audit that the separation is taxable in full or in part. The IRS may determine that the separation is taxable for other reasons, including as a result of certain significant changes in the stock ownership of Huntsman or us after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Huntsman or its stockholders could incur significant income tax liabilities, and we could incur significant liabilities. For a discussion of the potential tax consequences to Huntsman stockholders if the separation is determined to be taxable, see "The Spin-Off—U.S. Federal Income Tax Consequences of the Spin-Off." For a description of the sharing of such liabilities between Huntsman and us, see "Arrangements Between Huntsman and Our Company—Tax Matters Agreement."

Following the spin-off, certain members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of shares of common stock of Huntsman and the expected overlap of            of our Board with the board of directors of Huntsman.

        Following the spin-off,            of our board of directors and certain members of management will initially own common stock of Huntsman or options to purchase common stock of Huntsman because of their current or prior relationships with Huntsman, which could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for Huntsman and us. In addition, we expect the board of directors of each of Venator and Huntsman will have            in common after the separation, which could create actual or potential conflicts of interest.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

        The separation is subject to review under various state and federal fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or an entity vested with the power of such creditor (including a trustee or debtor-in-possession in a bankruptcy by us or Huntsman or any of our respective subsidiaries) were to determine that Huntsman or any of its subsidiaries did not receive fair consideration or reasonably equivalent value for distributing our common stock or taking other action as part of the separation, or that we or any of our subsidiaries did not receive fair consideration or reasonably equivalent value for incurring indebtedness, including the new debt incurred by us in connection with the separation, transferring assets or taking other action as part of the separation and, at the time of such action, we, Huntsman or any of our respective subsidiaries (i) was insolvent or would be rendered insolvent, (ii) had reasonably small capital with which to carry on its business and all business in which it intended to engage or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could void the separation as a constructive fraudulent transfer. The court could impose a number of different remedies, including voiding our liens and claims against Huntsman, or providing Huntsman with a claim for money damages against us in an amount equal to the difference between the consideration received by Huntsman and the fair market value of our company at the time of the separation.

        The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities) or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that we, Huntsman or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

        Under the Separation and Distribution Agreement, from and after the separation, each of Huntsman and we will be responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the separation, and each of Huntsman and we will assume or retain certain liabilities for the operation of our respective businesses prior to the spin-off and certain liabilities related to the spin-off. Although we do not expect to be liable for any such obligations not expressly assumed by us pursuant to the Separation and Distribution Agreement, it is possible that a court would disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Huntsman, particularly if Huntsman were to refuse or were unable to pay or perform the subject allocated obligations. See "Arrangements Between Huntsman and Our Company—Separation and Distribution Agreement."

We may not be able to transfer certain entities that are part of the separation from Huntsman prior to the spin-off.

        We may not be able to transfer certain entities that are part of the separation from Huntsman prior to the spin-off because the entities may be subject to foreign government legal approvals that we may not receive prior to the spin-off. Such approvals may include, but not be limited to, approvals to demerge, to form new legal entities and to transfer assets. Following the completion of the spin-off, if receipt of foreign government legal approvals is further delayed or if we are unable to receive any requisite government approvals, we may not realize all of the anticipated benefits of our separation from Huntsman.

Risks Related to Our Class B Common Stock

No market currently exists for our Class B common stock. We cannot assure you that an active trading market will develop for our Class B common stock.

        Prior to the completion of the spin-off, there has been no public market for shares of our Class B common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our Class B common stock that you receive in the spin-off.

The market price and trading volume of our Class B common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our Class B common stock following the spin-off.

        The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above in "—Risks Related to Our Business" and the following:

  •
  the failure of securities analysts to cover our Class B common stock after the spin-off or changes in financial estimates by analysts;

  •
  our inability to meet the financial estimates of analysts who follow our Class B common stock;

  •
  our strategic actions;

  •
  our announcements of significant contracts, acquisitions, joint ventures or capital commitments;

  •
  general economic and stock market conditions;

  •
  changes in conditions or trends in our industry, markets or customers;

  •
  future sales of our Class B common stock or other securities; and

  •
  investor perceptions of the investment opportunity associated with our Class B common stock relative to other investment alternatives.

        As a result of these factors, holders of our Class B common stock may not be able to resell their shares at or above the initial market price following the spin-off or may not be able to resell them at all. In addition, price volatility may be greater if trading volume of our Class B common stock is low.

A number of our shares are or will be eligible for future sale, which may cause the market price of our Class B common stock to decline.

        Any sales of substantial amounts of our shares of Class B common stock or Class A common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our Class B common stock to decline. Upon completion of the distribution, we expect that there will be approximately             million shares of our Class B common stock issued and outstanding. These shares will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"), unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act. We cannot predict whether large amounts of our shares of Class B common stock will be sold in the open market following the distribution. We also cannot predict whether a sufficient number of buyers will be in the market at that time.

        In addition, following the distribution, Huntsman will retain our Class A common stock which will entitle it to 19.9% of our voting power and 40% of our value. Huntsman will dispose of the Retained Securities within five years after the spin-off. Pursuant to an IRS private letter ruling received by Huntsman, under certain circumstances Huntsman may dispose of some or all of the Retained Securities in a tax-advantaged manner by distributing such shares of Class A common stock within 12 months after the spin-off to its creditors in payment of outstanding third-party debt. If market conditions and sound business judgment permit, Huntsman intends to engage in such exchanges. To the extent Huntsman does not exchange the Retained Securities for third-party debt, Huntsman will sell the Retained Securities. Huntsman anticipates that the proceeds of such sales will be used to repay third-party debt. In connection with the spin-off, we and Huntsman will enter a Stockholder's and Registration Rights Agreement, pursuant to which we will agree, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our common stock retained by Huntsman and to list the Class A common stock on the NYSE and Huntsman will grant us a proxy to vote all of our Class A common stock owned by Huntsman in proportion to the votes cast by our Class B common stockholders as long as Huntsman owns the Class A shares. Any disposition by Huntsman of shares of Class A common stock, or the perception that such dispositions may occur, could adversely affect prevailing market prices for our Class B common stock. In addition, because of the difference in voting rights, it is likely that the market price of the Class A common stock and Class B common stock will fluctuate relative to each other.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our stockholders to sell their shares for a premium.

        Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board through 2020, limitations on stockholder proposals at meetings of stockholders and limitations on stockholder action by written consent. These provisions could make it more difficult for a third party to acquire control of our company. Our amended and restated certificate of incorporation will also authorize our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could increase the difficulty for a third party to acquire control of our company, which may reduce or eliminate our stockholders' ability to sell their shares of our Class B common stock at a premium. See "Description of Capital Stock—Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which will limit our stockholders' ability to obtain an alternative judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

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  any derivative action or proceeding brought on our behalf;

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  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders;

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  any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the Delaware General Corporation Law ("DGCL") or our amended and restated certificate of incorporation or our amended and restated bylaws; or

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  any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine.

        Any person or entity purchasing or otherwise holding any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

FORWARD-LOOKING STATEMENTS

        Certain information set forth in this information statement contains "forward-looking statements" within the meaning the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management's plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions, divestitures, spin-offs, or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

        Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. Important factors that may materially affect such forward-looking statements and projections include:

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  volatile global economic conditions;

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  cyclical and volatile products markets;

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  highly competitive industries;

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  changes in laws and regulations or political conditions;

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  disruptions in production at our manufacturing facilities;

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  fluctuations in currency exchange rates, legal restrictions and taxes;

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  high levels of indebtedness;

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  environmental, health and safety regulations;

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  ability to obtain future capital on favorable terms;

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  seasonal sales patterns in our product markets;

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  legal claims against us, including antitrust claims;

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  differences in views with our joint venture participants;

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  failure to adequately protect our critical information technology systems;

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  economic conditions and regulatory changes following the U.K.'s likely exit from the EU;

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  failure to maintain effective internal controls over financial reporting and disclosure;

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  our indemnification of Huntsman and other commitments and contingencies;

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  financial difficulties at our customers, vendors, suppliers and other business partners;

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  loss of Huntsman name recognition;

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  failure to enforce our intellectual property rights;

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  our flexibility in managing our labor force;

  •
  conflicts, military actions, terrorist attacks and general instability; and

  •
  our ability to realize the expected benefits of the spin-off.

        All forward-looking statements, including without limitation management's examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements whether because of new information, future events or otherwise, except as required by securities and other applicable law.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this information statement. Any forward-looking statements should be considered in light of the risks set forth in the section "Risk Factors" and elsewhere in this information statement.

        This information statement includes information with respect to market share, industry conditions and forecasts that we obtained from internal industry research, publicly available information (including industry publications and surveys), and surveys and market research provided by consultants. The publicly available information and the reports, forecasts and other research provided by consultants generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, our internal research and forecasts are based upon our management's understanding of industry conditions, and such information has not been verified by any independent sources.

 THE SPIN-OFF

Background

        As part of a strategic review to streamline and focus operations, Huntsman's board of directors reviewed the possibility and advisability of separating its Titanium Dioxide and Performance Additives business from Huntsman's other businesses. On September 7, 2016, Huntsman's board of directors authorized management to pursue the spin-off of its Titanium Dioxide and Performance Additives into a separate, publicly traded company. On                    , Huntsman announced that its board of directors had unanimously approved the spin-off and the distribution of all of the Class B stock of the new company to Huntsman's stockholders as of the record date of                            . This authorization is subject to the satisfaction or waiver by Huntsman, in its sole discretion, of the conditions described below under "—Conditions to the Spin-Off." Following our spin-off from Huntsman, we will be a separate, publicly traded company.

        To complete the spin-off on the Closing Date, Huntsman will, following the restructuring transactions, distribute to its stockholders all outstanding shares of our Class B common stock. Following the distribution, (i) the holders of Venator's Class B common stock will hold 60% of all of our outstanding common stock and 80.1% of the voting power of all of our outstanding common stock and (ii) Huntsman will retain all of our Class A common stock, representing 40% of all of our outstanding common stock and 19.9% of the voting power of all of our outstanding common stock. The distribution will occur on the distribution date, which is                    . Each holder of Huntsman common stock will receive                    shares of Class B common stock for each share of Huntsman common stock held at the close of business on                    , the record date. After completion of the spin-off, we will own and operate the Titanium Dioxide and Performance Additives business as a separate, publicly traded company.

        Each holder of Huntsman common stock will continue to hold his, her or its shares in Huntsman. No vote of Huntsman stockholders is required or is being sought in connection with the spin-off, and Huntsman stockholders will not have any appraisal rights in connection with the spin-off.

        The distribution of our Class B common stock as described in this information statement is subject to the satisfaction, or waiver by Huntsman, of certain conditions. In addition, Huntsman has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Huntsman determines, in its sole discretion, that the spin-off is not in the best interests of Huntsman or its stockholders or market conditions do not warrant completing the separation at that time. For a more detailed description, see "—Conditions to the Spin-Off."

Reasons for the Spin-Off

        The spin-off is expected to provide each company with a number of material opportunities and benefits, including the following:

  •
  creating two separate businesses that will be industry leaders in their respective areas of operations;

  •
  enhancing the ability of each company to focus on their respective businesses and unique opportunities for long-term growth and profitability and to allocate capital and corporate resources in a manner that focuses on achieving each company's own strategic priorities;

  •
  providing each company with increased flexibility to pursue strategic alternatives, including acquisitions, without having to consider the potential impact on the businesses of the other company, including funding such acquisitions using their respective common equity;

  •
  creating two separate capital structures that will afford each company direct access to the debt and equity capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs;

  •
  improving each company's ability to attract and retain individuals with the appropriate skill sets as well as to better align compensation and incentives, including equity compensation, with the performance of these different businesses; and

  •
  allowing investors to evaluate the separate investment identities of each company, including the distinct merits, performance and future prospects of their respective businesses.

Manner of Effecting the Spin-Off

        The general terms and conditions relating to the spin-off will be set forth in a Separation and Distribution Agreement between us and Huntsman. Under the Separation and Distribution Agreement, the distribution will be effective as of                    , Eastern Time, on                    , the distribution date. As a result of the spin-off, on the distribution date, each holder of Huntsman common stock will receive                    shares of our Class B common stock for each share of Huntsman common stock held. In order to receive shares of our Class B common stock in the spin-off, a Huntsman stockholder must be a stockholder at the close of business of the NYSE on                    , the record date. Huntsman will retain all of our outstanding shares of Class A common stock.

        On the distribution date, Huntsman will release the shares of our Class B common stock to our distribution agent to distribute to Huntsman stockholders. For Huntsman stockholders of record, our distribution agent will credit their shares of our Class B common stock to book-entry accounts established to hold their shares of Class B common stock. Our distribution agent will send these stockholders, including any Huntsman stockholder that holds physical share certificates of Huntsman common stock and is the registered holder of such shares of Huntsman common stock represented by those certificates on the record date, a statement reflecting their ownership of our Class B common stock. Book-entry refers to a method of recording stock ownership in records in which no physical certificates are used. Shares of our Class B common stock will be credited by the broker or other nominee for stockholders who hold Huntsman common stock through a broker or other nominee. We expect that it will take the distribution agent one to two weeks to electronically issue shares of our Class B common stock to Huntsman stockholders or their bank or brokerage firm by way of direct registration in book-entry form. Trading of our Class B common stock will not be affected by this delay in issuance by the distribution agent. Following the spin-off, stockholders whose shares are held in book-entry form may request that their shares of our Class B common stock be transferred to a brokerage or other account at any time.

        Huntsman stockholders will not be required to make any payment or surrender or exchange their shares of Huntsman common stock or take any other action to receive their shares of our Class B common stock. No vote of Huntsman stockholders is required or sought in connection with the spin-off, including the restructuring transactions, and Huntsman stockholders have no appraisal rights in connection with the spin-off.

Huntsman Retained Class A Common Stock

        Huntsman will dispose of the Retained Securities within five years after the spin-off. Pursuant to an IRS private letter ruling received by Huntsman, under certain circumstances Huntsman may dispose of some or all of the Retained Securities in a tax-advantaged manner by distributing such shares of Class A common stock within 12 months after the spin-off to its creditors in payment of outstanding third-party debt. If market conditions and sound business judgment permit, Huntsman intends to engage in such exchanges. To the extent Huntsman does not exchange the Retained Securities for third-party debt, Huntsman will sell the Retained Securities. Huntsman anticipates that the proceeds of such sales will be used to repay third-party debt.

Treatment of Fractional Shares

        The distribution agent will not distribute any fractional shares of Class B common stock to Huntsman stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our Class B common stock attributable to holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate net sale proceeds ratably to Huntsman stockholders who would otherwise have been entitled to receive fractional shares of Class B common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of Class B common stock in the open market shortly after the distribution date. We will be responsible for paying any brokerage fees, which we do not expect to be material. The receipt of cash in lieu of fractional shares of Class B common stock will generally result in a taxable gain or loss to the recipient stockholder. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder's particular circumstances. The tax consequences of the distribution are described in more detail under "—U.S. Federal Income Tax Consequences of the Spin-Off."

U.S. Federal Income Tax Consequences of the Spin-Off

        The following is a summary of the material U.S. federal income tax considerations relating to holders of Huntsman common stock as a result of the distribution. This summary is based on the Code, the applicable U.S. Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations that may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

        Except as specifically described below, this summary is limited to holders of Huntsman common stock that are U.S. holders (as described below). For purposes of this summary, a U.S. holder is a beneficial owner of Huntsman common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if (1) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

        A non-U.S. holder is a beneficial owner (other than an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) of shares of Huntsman common stock that is not a U.S. holder.

        This summary does not discuss all tax considerations that may be relevant to Huntsman stockholders in light of their particular circumstances, nor does it address the consequences to Huntsman stockholders subject to special treatment under the U.S. federal income tax laws, such as:

  •
  dealers or traders in securities or currencies;

  •
  banks, financial institutions, or insurance companies;

  •
  regulated investment companies, real estate investment trusts, or grantor trusts;

  •
  former U.S. citizens or long-term residents of the U.S.;

  •
  entities that are tax-exempt for U.S. federal income tax purposes;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities;

  •
  holders who own our Class B common stock as part of a hedging, integrated, or conversion transaction or a straddle or holders deemed to sell our Class B common stock under the constructive sale provisions of the Code;

  •
  holders who acquired our Class B common stock pursuant to the exercise of employee stock options or otherwise as compensation;

  •
  U.S. holders whose "functional currency" is not the U.S. dollar;

  •
  holders subject to the alternative minimum tax; or

  •
  partnerships or other pass-through entities and investors in such entities.

        This summary does not address the U.S. federal income tax consequences to Huntsman stockholders who do not hold Huntsman common stock as capital assets. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of Huntsman common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Huntsman common stock, you should consult your tax advisor.

HOLDERS OF HUNTSMAN COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN.

Tax-free Status of the Distribution

        The spin-off is conditioned upon Huntsman receiving an opinion from its tax advisor to the effect that (i) Huntsman's pro rata distribution of all of our outstanding Class B common stock to its stockholders qualifies as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of the Code and (ii) certain elements of the restructuring transactions undertaken as part of the spin-off will also qualify for tax-free treatment under Sections 355, 361 and/or 368(a)(1)(D) of the Code. Assuming that the distribution qualifies as a tax-free distribution,

  •
  no gain or loss will be recognized by, and no amount will be included in the income of, Huntsman stockholders upon their receipt of our Class B common stock in the distribution;

  •
  the basis of a Huntsman stockholder in Huntsman common stock immediately before the distribution will be allocated between the Huntsman common stock held by such holder and our Class B common stock received by such holder in the distribution, in proportion to their relative fair market values at the time of the distribution;

  •
  the holding period of our Class B common stock received by each Huntsman stockholder will include the period during which the stockholder held the Huntsman common stock on which the distribution is made, provided that the Huntsman common stock is held as a capital asset on the distribution date;

  •
  a Huntsman stockholder that receives cash in lieu of a fractional Class B common stock generally should recognize taxable gain or loss equal to the difference between the amount of cash received for such fractional Class B common stock and the tax basis allocable to such fractional interests in our Class B common stock (determined as described above) and such gain will be capital gain or loss if the Huntsman common stock on which the distribution is made is held as a capital asset on the distribution date; and

  •
  no gain or loss will be recognized by Huntsman upon the distribution of our Class B common stock.

        Tax advisor's opinion will, in part, be based upon an IRS private letter ruling received by Huntsman to the effect that the retention of Class A common stock will not be in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax, that certain post spin-off exchanges of Class A common stock for Huntsman indebtedness will be treated as distributions that are part of a plan of reorganization for purposes of sections 361(c)(1) and 361(c)(3) of the Code, and that certain payments or transfers of assets and liabilities that may occur following the spin-off will be treated as part of the spin-off transaction. The private letter ruling was issued in reliance on, and the advisor's opinion will rely on, certain facts, assumptions, representations and undertakings from Huntsman and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are, or become, incorrect or not otherwise satisfied, Huntsman may not be able to rely on the private letter ruling or the opinion of its tax advisor. In addition, an advisor's opinion is not binding on the IRS, so, notwithstanding the opinion of Huntsman's tax advisor, the IRS could conclude upon audit that the distribution is taxable if it disagrees with the conclusions in the opinion or for other reasons. There can be no assurance that the IRS or the courts will not challenge the qualification of the distribution as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of the Code or that such challenge would not prevail.

        Even if the distribution otherwise qualifies as tax-free, Huntsman or its affiliates may recognize taxable gain under Section 355(e) of the Code if there are one or more acquisitions (including issuances) of either our stock or the stock of Huntsman, representing 50% or more, measured by vote or value, of the then-outstanding stock of either corporation, and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of our stock within two years before the initial distribution or two years after the final disposition of the Retained Securities (with exceptions, including public trading by less-than 5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless Huntsman can rebut that presumption. If Huntsman recognizes gain under Section 355(e), it would result in a significant U.S. federal income tax liability to Huntsman (although the distribution would generally be tax-free to Huntsman stockholders), and, under some circumstances, the Tax Matters Agreement would require us to indemnify Huntsman for such tax liability. See "—Indemnification" and "Arrangements Between Huntsman and Our Company—Tax Matters Agreement."

Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders

  Distribution of Venator Class B Common Stock

        The discussion above under "—Tax-free Status of the Distribution" applies to U.S. holders if the distribution qualifies as tax-free under Section 355 of the Code.

        If the distribution of our Class B common stock does not qualify under Section 355, then each U.S. holder of Huntsman receiving Class B common stock in the distribution generally would be treated as receiving a distribution in an amount equal to the fair market value of such shares (including fractional shares in lieu of which such holder receives cash) of our Class B common stock. This generally would result in the following consequences to the U.S. holder:

  •
  first, a taxable dividend to the extent of such U.S. holder's pro rata share of Huntsman's current and accumulated earnings and profits;

  •
  second, any amount that exceeds Huntsman's earnings and profits would be treated as a nontaxable return of capital to the extent of such U.S. holder's tax basis in its shares of Huntsman's common stock; and

  •
  third, any remaining amount would be taxed as capital gain.

        In addition, Huntsman would recognize a taxable gain equal to the excess of the fair market value of our Class B common stock distributed over Huntsman's adjusted tax basis in such stock, and, under certain circumstances, the Tax Matters Agreement would require us to indemnify Huntsman for such tax liability. See "—Indemnification" and "Arrangements Between Huntsman and Our Company—Tax Matters Agreement."

  Cash in Lieu of Fractional Shares

        Assuming the distribution qualifies as a tax-free distribution for U.S. federal income tax purposes, a U.S. holder who receives cash in lieu of our Class B common stock in connection with the distribution generally will recognize capital gain or loss measured by the difference between the cash received for such fractional Class B common stock and the holder's tax basis that would be allocated to such fractional share. Any such capital gain or loss would be long-term capital gain or loss, assuming that the U.S. holder has held all of its Huntsman common stock for more than one year. If the distribution does not qualify as a tax-free distribution, then the same rule will apply, but the U.S. holder's basis in the fractional share of our stock will be its fair market value at the time of the distribution.

  Information Reporting and Backup Withholding

        A U.S. holder that receives a taxable distribution of our Class B common stock or payment of cash in lieu of a fractional Class B common stock made in connection with the distribution may be subject to information reporting and backup withholding. A U.S. holder may avoid backup withholding if such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder's U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Material U.S. Federal Income Tax Consequences of the Distribution to Non-U.S. Holders

  Distribution of Venator Class B Common Stock

        Provided that the distribution qualifies as a tax-free distribution for U.S. federal income tax purposes, non-U.S. holders receiving stock in the distribution will not be subject to U.S. federal income tax on any gain realized on the receipt of our Class B common stock so long as (1) Huntsman's common stock is considered regularly traded on an established securities market and (2) such non-U.S. holder beneficially owns 5% or less of Huntsman's common stock at all times during the shorter of the five-year period ending on the distribution date or the non-U.S. holder's holding period, taking into account both actual and constructive ownership under the applicable ownership attribution rules of the Code. Huntsman believes that its common stock has been and is regularly traded on an established securities market for U.S. federal income tax purposes.

        Any non-U.S. holder that beneficially owns more than 5% of Huntsman common stock under the rules described above and receives our Class B common stock will be subject to U.S. federal income tax on any gain realized with respect to its existing Huntsman common stock as a result of the distribution if (1) Huntsman is treated as a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the distribution date or the period during which the non-U.S. holder held such Huntsman common stock and (2) we are not a USRPHC immediately following the distribution. In general, either Huntsman or we will be a USRPHC at any relevant time described above if 50% or more of the fair market value of the respective company's assets constitute "United States real property interests" within the meaning of the Code. We do not believe that Huntsman is or has been a USRPHC at any time during the five year period ending on the distribution date. Further, we do not expect to be a USRPHC immediately after the distribution. However, because the determination of whether we or Huntsman are a USRPHC turns on the relative fair market value of Huntsman and our United States real property interests and other assets, and because the USRPHC rules are complex, we can give no assurance Huntsman was not a USRPHC prior to the distribution or that we will not be a USRPHC after the distribution. Any non-U.S. holder that beneficially owns more than 5% of Huntsman common stock under the rules described above and receives our Class B common stock will not be subject to U.S. federal income tax on any gain realized with respect to its existing Huntsman common stock as a result of the distribution if (a) both we and Huntsman are USRPHCs and (b) such non-U.S. holders meet certain procedural and substantive requirements described in Treasury regulations. Non-U.S. holders should consult their tax advisors to determine if they are more than 5% beneficial owners of Huntsman's common stock, or may be more than 5% owners of our Class B common stock, under the applicable rules.

        If the distribution does not qualify as a tax-free distribution for U.S. federal income tax purposes, then each non-U.S. holder receiving our Class B common stock in the distribution (including fractional shares in lieu of which such holder receives cash) would be subject to U.S. federal income tax at a rate of 30% of the gross amount of any such distribution that is treated as a dividend, unless:

  (1)
  such dividend was effectively connected with the conduct of a U.S. trade or business, and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the U.S.; or

  (2)
  the non-U.S. holder is entitled to a reduced tax rate with respect to dividends pursuant to an applicable income tax treaty.

        Under the first exception, regular graduated U.S. federal income tax rates applicable to U.S. persons would apply to the dividend, and, in the case of a corporate non-U.S. holder, a branch profits tax may also apply, as described below. Unless one of these exceptions applies and the non-U.S. holder provides Huntsman with an appropriate IRS Form (or Forms) W-8 to claim an exemption from or reduction in the rate of withholding under such exception, Huntsman may be required to withhold 30% of any distribution of our Class B common stock treated as a dividend to satisfy the non-U.S. holder's U.S. federal income tax liability.

        A distribution of our Class B common stock that is not tax-free for U.S. federal income tax purposes could also be treated as a nontaxable return of capital or could trigger capital gain or loss for U.S. federal income tax purposes. A distribution of our Class B common stock that is treated as a nontaxable return of capital is generally not subject to U.S. income tax. Furthermore, such distribution generally is not subject to U.S. withholding tax so long as the common stock of Huntsman is regularly traded on an established securities market, which Huntsman believes to be the case, and the non-U.S. holder does not beneficially own more than 5% of Huntsman's common stock at any time during the shorter of the five year period ending on the distribution date or the period during which the non-U.S. Holder held such Huntsman common stock, taking into account the attribution rules described above. A distribution of our Class B common stock triggering capital gain is generally not subject to U.S. federal income taxation subject to the same exceptions described below under "—Cash In Lieu of Fractional Shares," and generally is not subject to U.S. withholding tax subject to the same exception described above for a nontaxable return of capital.

  Cash In Lieu of Fractional Shares

        Assuming the distribution qualifies as a tax-free distribution, non-U.S. holders generally will not be subject to regular U.S. federal income or withholding tax on gain realized on the receipt of cash in lieu of fractional Class B common stock received in the distribution, unless:

  (1)
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the U.S.;

  (2)
  the non-U.S. holder is a nonresident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the distribution occurs and certain other conditions are met; or

  (3)
  we are treated as a USRPHC immediately after the distribution, and (i) our Class B common stock is not regularly traded on an established securities market (which we do not believe will be the case), or (ii) if our Class B common stock was regularly traded on an established securities market, the non-U.S. holder beneficially owned more than 5% of our Class B common stock under the rules described above.

        If one of the above clauses (1) through (3) applies, the non-U.S. holder generally will recognize capital gain or loss measured by the difference between the cash received for the fractional Class B common stock and the holder's tax basis that would be allocated to such fractional share. Gains realized by a non-U.S. holder described in clause (1) above that are effectively connected with the conduct of a trade or business, and, if required by an applicable income tax treaty, are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S. generally will be taxed on a net income basis at the graduated rates that are applicable to U.S. persons. In the case of a non-U.S. holder that is a corporation, such income may also be subject to the U.S. federal branch profits tax, which generally is imposed on a foreign corporation upon the deemed repatriation from the U.S. of effectively connected earnings and profits, currently at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the non-U.S. holder is a qualified resident of the treaty country. Gains realized by a non-U.S. holder described in clause (2) above generally will be subject to a 30% tax from the receipt of cash in lieu of fractional shares (or a lower treaty rate, if applicable), with such gains eligible to be offset by certain U.S.-source capital losses recognized in the same taxable year of the distribution. Non-U.S. holders that meet the circumstances in clause (3) should consult their tax advisors regarding the determination of the amount of gain (if any) that would be subject to U.S. federal income tax. If the distribution does not qualify as a tax-free distribution, then the same rule will apply, but the non-U.S. holder's basis in the fractional share of our stock will be its fair market value at the time of the distribution.

  Information Reporting and Backup Withholding

        Payments made to non-U.S. holders in the distribution may be subject to information reporting and backup withholding. Non-U.S. holders generally may avoid backup withholding by furnishing a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the non-U.S. holder's non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Rather, non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely and duly filing a claim for refund with the IRS.

Information Reporting for Significant Stockholders

        Current Treasury regulations require a "significant" stockholder (one who immediately before the distribution owns 5% or more (by vote or value) of the total outstanding Huntsman common stock) who receives our Class B common stock pursuant to the distribution to attach to such stockholder's U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the distribution of Section 355 of the Code.

Indemnification

        Under certain circumstances, we may be required to indemnify Huntsman under the Tax Matters Agreement for certain taxes incurred as a result of the failure of the spin-off or certain transactions undertaken in preparation for, or in connection with, the spin-off to qualify as tax-free transactions under the relevant provisions of the Code. See "Arrangements Between Huntsman and Our Company—Tax Matters Agreement."

Internal Reorganization

        As part of the separation, and prior to the distribution, Huntsman and its subsidiaries expect to complete an internal reorganization, which we refer to as the "internal reorganization," in order to transfer to Venator the entities, assets, liabilities and obligations that Venator will hold following the separation. Such internal reorganization may take the form of asset transfers, mergers, demergers, divisions, dividends, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the Titanium Dioxide and Performance Additives business in such jurisdictions. Among other things and subject to limited exceptions, the internal reorganization is expected to result in Venator owning, directly or indirectly, the operations comprising, and the entities that conduct, the Titanium Dioxide and Performance Additives business.

Results of the Spin-Off

        After the spin-off, we will be a separate, publicly traded company. Immediately following the spin-off, we expect to have approximately                     registered holders of our Class B common stock, based on the number of registered holders of Huntsman common stock as of                    , and one holder of our Class A common stock. Upon completion of the spin-off, we estimate that we will have an aggregate of approximately                 million shares of Class A common stock outstanding and                  million shares of Class B common stock outstanding based on approximately                 million shares of Huntsman common stock outstanding as of                     , 2016, assuming that Huntsman distributes to its stockholders all of the shares of our Class B common stock, representing 60% of all of our common stock and 80.1% of the voting power of all of our common stock, and that each Huntsman stockholder will receive                    shares of Class B common stock for each share of Huntsman common stock. All of our outstanding shares of Class A common stock representing 40% of all of our common stock and 19.9% of the voting power of all of our common stock will be retained and held by Huntsman. The actual number of shares of our Class B common stock to be distributed to stockholders of Huntsman and shares of our Class A common stock retained by Huntsman will be calculated on                    , the record date. For more information on the shares being distributed in the spin-off, see "Description of Capital Stock—Common Stock."

        For information regarding options to purchase shares of our Class B common stock or issuance of other stock awards that will be outstanding after the distribution, see "Capitalization," "Management" and "Arrangements Between Huntsman and Our Company—Employee Matters Agreement."

        Before our separation from Huntsman, we and Huntsman will enter into a Separation and Distribution Agreement and ancillary agreements to effect the spin-off. These agreements will provide for the allocation between us and Huntsman of Huntsman's assets, liabilities and obligations, and we will generally be allocated those assets, liabilities and obligations relating to the Titanium Dioxide and Performance Additives business. These agreements will also govern certain interactions between us and Huntsman after the separation (including with respect to employee matters, tax matters and intellectual property matters). We and Huntsman will also enter a Stockholder's and Registration Rights Agreement, pursuant to which we will agree, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our common stock retained by Huntsman and to list the Class A common stock on the NYSE. Huntsman will grant us a proxy to vote all of our Class A common stock owned by Huntsman in proportion to the votes cast by our Class B common stockholders as long as Huntsman owns the Class A shares. We and Huntsman will also enter into a Transition Services Agreement that will provide for, among other matters, assistance to us or Huntsman as needed and a Master Lease Agreement, pursuant to which we will agree to terms with Huntsman regarding leasing space at certain shared facilities. For a more detailed description of these agreements, see "Arrangements Between Huntsman and Our Company."

Trading Prior to the Distribution Date

        It is anticipated that, on or shortly before the record date and continuing up to and including the distribution date, there will be a "when-issued" market in our Class B common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our Class B common stock that will be distributed to Huntsman stockholders on the distribution date. Any Huntsman stockholder that owns shares of Huntsman common stock at the close of business on the record date will be entitled to shares of our Class B common stock distributed in the spin-off. Huntsman stockholders may trade this entitlement to shares of our Class B common stock, without the shares of Huntsman common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our Class B common stock will end and "regular-way" trading will begin. See "Trading Market."

        Following the distribution date, our Class B common stock will trade on the NYSE under the ticker symbol "VNTR." We will announce the when-issued ticker symbol when and if it becomes available.

        It is also anticipated that, on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in Huntsman common stock: a "regular-way" market and an "ex-distribution" market. Shares of Huntsman common stock that trade on the regular-way market will trade with an entitlement to shares of our Class B common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to our Class B common stock distributed pursuant to the distribution. Therefore, if shares of Huntsman common stock are sold in the regular-way market up to and including the distribution date, the selling stockholder's right to receive Class B common stock in the distribution will be sold as well. However, if Huntsman stockholders own shares of Huntsman common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling stockholders will still receive the Class B common stock that they would otherwise receive pursuant to the distribution. See "Trading Market."

Treatment of Long-Term Incentive Awards for Current and Former Employees

        We currently anticipate that outstanding equity-based and long-term incentive compensation awards from Huntsman held by individuals who will be employed by us and our subsidiaries following the spin-off and employees who will stay with Huntsman following the spin-off will be treated in one of the following ways: (1) the awards will be converted into awards based on our Class B common stock, (2) the award holders will retain awards based on Huntsman common stock that are adjusted to reflect the spin-off, or (3) the award holders will receive a combination of converted and adjusted awards. If all or any portion of the awards are converted into awards with respect to our Class B common stock under our equity and long-term incentive compensation programs, the number of such awards will generally be determined based upon the relative trading prices of our Class B common stock and Huntsman common stock in a manner intended to preserve the value of such awards. For any awards that will remain outstanding pursuant to the applicable plans maintained by Huntsman but adjusted, the awards will receive corresponding adjustments made to the number of shares of Huntsman common stock subject to the awards and the reference price of such awards based upon the relative pre-spin-off and post-spin-off trading prices of Huntsman common stock in a manner that is intended to preserve the value of such awards. The compensation committees of the respective entities will make the appropriate determination of the type and form of awards that the employees will be granted or retain in connection with the spin-off.

Conditions to the Spin-Off

        Huntsman expects that the spin-off will be effective as of                    , Eastern Time, on                    , the distribution date, provided that the following conditions shall have been satisfied or waived by Huntsman in its sole discretion:

  •
  the SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act; no stop order suspending the effectiveness of the registration statement shall be in effect; and no proceedings for such purpose shall be pending before or threatened by the SEC;

  •
  any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, have become effective or been accepted;

  •
  our Class B common stock will have been authorized for listing on the NYSE, or another national securities exchange approved by Huntsman, subject to official notice of issuance;

  •
  The IRS private letter ruling received by Huntsman shall not have been revoked or modified in any material respect (the IRS private letter ruling includes rulings to the effect that the retention of Class A common stock will not be in pursuance of a plan having as one of its principal purposes the avoidance of federal income tax, that certain post-spin-off exchanges of Class A common stock for Huntsman indebtedness will be treated as distributions that are part of a plan of reorganization for purposes of sections 361(c)(1) and 361(c)(3) of the Code, and that certain payments or transfers of assets and liabilities that may occur following the spin-off will be treated as part of the spin-off transaction);

  •
  Huntsman shall have received an opinion of its tax advisor, in form and substance acceptable to Huntsman and which shall remain in full force and effect, that (i) Huntsman's pro rata distribution of all of our outstanding Class B common stock to its stockholders qualifies as a tax-free transaction under Sections 355, 361 and/or 368(a)(1)(D) of the Code and (ii) certain elements of the restructuring transactions undertaken as part of the spin-off will also qualify for tax-free treatment under Sections 355, 361 and/or 368(a)(1)(D) of the Code;

  •
  the completion of the internal reorganization;

  •
  no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution will be in effect;

  •
  the completion of our new financing arrangements;

  •
  one or more nationally recognized investment banking firms or other firms acceptable to Huntsman, in its sole and absolute discretion, shall have delivered one or more solvency opinions to the board of directors of Huntsman and our board of directors, in form and substance acceptable to Huntsman in its sole discretion, regarding the effect of the distribution and related transactions;

  •
  each of the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

  •
  any government approvals and other material consents necessary to consummate the distribution will have been obtained and remain in full force and effect; and

  •
  no other events or developments shall have occurred or exist that, in the judgment of the board of directors of Huntsman, in its sole discretion, makes it inadvisable to effect the distribution or other transactions contemplated by the Separation and Distribution Agreement.

        The fulfillment of the foregoing conditions does not create any obligations on Huntsman's part to effect the spin-off, and the Huntsman board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the spin-off, including by waiving any conditions to the spin-off or accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Reasons for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to Huntsman stockholders who will receive shares of our Class B common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Huntsman nor we undertake any obligation to update the information, except to the extent applicable securities laws require us to do so.

TRADING MARKET

Market for Our Common Stock

Class B Common Stock

        There has been no public market for our Class B common stock. Following the distribution, our Class B common stock will trade on the NYSE under the ticker symbol "VNTR." An active trading market may not develop or may not be sustained. We anticipate that trading of our Class B common stock will commence on a "when-issued" basis on or shortly before the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Huntsman common stock at the close of business on the record date, you will be entitled to shares of our Class B common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our Class B common stock, without the shares of Huntsman common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our Class B common stock will end and "regular-way" trading will begin. We will announce our when-issued trading symbol when and if it becomes available.

        It is also anticipated that, on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in Huntsman common stock: a "regular-way" market and an "ex-distribution" market. Shares of Huntsman common stock that trade on the regular-way market will trade with an entitlement to shares of our Class B common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our Class B common stock distributed pursuant to the distribution. Therefore, if you sell shares of Huntsman common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive Class B common stock in the distribution. However, if you own shares of Huntsman common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our Class B common stock that you would otherwise receive pursuant to the distribution.

        We cannot predict the prices at which our Class B common stock may trade before the spin-off on a "when-issued" basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our Class B stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the energy industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our Class B common stock. See "Risk Factors—Risks Related to Our Class B Common Stock."

Class A Common Stock

        Following the distribution, Huntsman will retain all of the shares of our Class A common stock, representing 40% of all of our outstanding common stock and 19.9% of the voting power of all of our outstanding common stock. Initially, we do not (i) intend to list our Class A common stock on a national securities exchange and (ii) anticipate any trading market to develop for Class A common stock held by Huntsman. We and Huntsman will enter a Stockholder's and Registration Rights Agreement, pursuant to which we will agree, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our common stock retained by Huntsman and to list the Class A common stock on the NYSE.

        Huntsman will dispose of the Retained Securities within five years after the spin-off. Pursuant to an IRS private letter ruling received by Huntsman, under certain circumstances Huntsman may dispose of some or all of the Retained Securities in a tax-advantaged manner by distributing such shares of Class A common stock within 12 months after the spin-off to its creditors in payment of outstanding third-party debt. If market conditions and sound business judgment permit, Huntsman intends to engage in such exchanges. To the extent Huntsman does not exchange the Retained Securities for third-party debt, Huntsman will sell the Retained Securities. Huntsman anticipates that the proceeds of such sales will be used to repay third-party debt.

Transferability of Our Common Stock

        The shares of our Class B common stock that you will receive in the distribution will be freely transferable, unless you are considered an "affiliate" of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Huntsman on the distribution date may be deemed to be affiliates of ours. We estimate that our directors and executive officers, who may be considered "affiliates," will beneficially own approximately                    shares of our Class B common stock (excluding restricted stock) immediately following the distribution. Jon M. Huntsman, Executive Chairman of Huntsman, beneficially owns approximately                    % of Huntsman's common stock. Upon completion of the spin-off, Mr. Huntsman will beneficially own approximately                    % of the shares our Class B common stock, representing approximately                    % of all of our outstanding common stock and approximately                    % of the voting power of all of our outstanding common stock. Huntsman may also be considered our affiliate because immediately following the distribution it will retain all of the shares of our Class A common stock, which will entitle Huntsman to 19.9% of the voting power and 40% of the value of Venator. See "Security Ownership of Certain Beneficial Owners and Management" included elsewhere in this information statement for more information. As discussed under "Other Related Party Transactions," we and Huntsman will enter a Stockholder's and Registration Rights Agreement, pursuant to which we will agree, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our common stock retained by Huntsman and to list the Class A common stock on the NYSE. Huntsman will grant us a proxy to vote all of our Class A common stock owned by Huntsman in proportion to the votes cast by our Class B common stockholders as long as Huntsman owns the Class A shares. See "Arrangements Between Huntsman and Our Company—Stockholder's and Registration Rights Agreement" included elsewhere in this information statement. Our affiliates may sell shares of our Class B common stock received in the distribution only:

  •
  under a registration statement that the SEC has declared effective under the Securities Act; or

  •
  under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

        In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the registration statement, of which this information statement is a part, is declared effective, a number of shares of our Class B common stock that does not exceed the greater of:

  •
  1.0% of our Class B common stock then outstanding; or

  •
  the average weekly trading volume of our Class B common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Rule 144 also includes notice requirements and restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

        In the future, we may adopt new stock option and other equity-based award plans and issue options to purchase shares of our Class B common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these equity compensation plans. Shares issued pursuant to awards after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

        Except for our Class B common stock distributed in the distribution and the Retained Securities, none of our equity securities will be outstanding immediately after the spin-off and, except for the Stockholder's and Registration Rights Agreement with Huntsman with respect to the Retained Securities, there are no registration rights agreements existing with respect to our common stock.

 DIVIDEND POLICY

        Initially following the spin-off, we do not expect to pay dividends. However, we anticipate that our board of directors will consider the payment of dividends from time to time to return a portion of our profits to our stockholders when we experience adequate levels of profitability and associated reduced debt leverage. If our board of directors determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. For more information please see "Risk Factors—Risk Related to Our Class B Common."

 CAPITALIZATION

        The following table sets forth (i) our historical capitalization as of December 31, 2016 and (ii) our pro forma capitalization assuming the distribution, the incurrence of debt and other matters (as discussed in "The Spin-Off") were effective as of December 31, 2016. The table below should be read in conjunction with "Summary Historical Combined and Pro Forma Combined Financial Information," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited combined financial statements and the notes to those statements included elsewhere in this information statement.

As of December 31, 2016
	Historical		Pro Forma
(Unaudited)
(in millions)
Cash and Cash Equivalents
Debt Outstanding
Short-term debt	$		$
Long-term debt:
Credit facility(1)
Senior notes(2)
Other debt

Net Investment / Stockholders' Equity
Class A common stock, $0.01 par value: no shares authorized, issued or outstanding, historical; shares authorized, shares issued and outstanding, as adjusted		—
Class B common stock, $0.01 par value: no shares authorized, issued or outstanding, historical; shares authorized, shares issued and outstanding, as adjusted		—
Additional paid-in capital		—
Net investment
Accumulated other comprehensive income

Net investment/stockholders' equity

Total Capitalization	$		$

(1)
We expect to borrow $            under either senior notes, term loans, asset-based lending facilities, revolving credit facilities, or a combination thereof, to repay debt assumed from Huntsman International in connection with our separation from Huntsman and to make a cash distribution of $             million to Huntsman International.

(2)
We expect net proceeds of $            from the issuance of senior notes.

 SELECTED HISTORICAL COMBINED FINANCIAL DATA

        The following tables set forth selected historical combined financial data for the periods indicated. Our selected historical combined financial data as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014 have been derived from our audited historical combined financial statements included elsewhere in this information statement. Our selected historical combined financial data as of December 31, 2014 and for the fiscal year ended December 31, 2013 have been derived from our audited historical combined financial statements not included in this information statement. Our selected historical combined financial data as of December 31, 2013 and 2012 and for the fiscal year ended December 31, 2012 have been derived from our unaudited accounting records not included in this information statement.

        The Titanium Dioxide, Performance Additives and other businesses have historically been included in Huntsman's financial results in different legal forms, including, but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide, Performance Additives and other businesses are the primary beneficiaries. Because our historical combined financial information for the periods indicated reflect the combination of these legal entities under common control, the financial information includes the results of operations of other Huntsman businesses that will not be a part of Venator's operations following the distribution. In addition, our historical combined financial information has been derived from Huntsman's historical accounting records and is presented on a stand-alone basis as if the operations of the Titanium Dioxide, Performance Additives and other businesses had been conducted separately from Huntsman. However, the Titanium Dioxide, Performance Additives and other businesses did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the financial position, results of operations and cash flows had the Titanium Dioxide, Performance Additives and other businesses been a stand-alone company.

        The financial statements included elsewhere in this information statement may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

        The following selected historical combined financial data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Arrangements Between Huntsman and Our Company" and our historical combined financial statements and related notes thereto appearing elsewhere in this information statement.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions)
Statement of Operations Data:
Revenues	$3,276	$3,406	$3,045	$2,796	$2,832
Net (loss) income from continuing operations	(47)	(241)	(47)	(25)	129
Balance Sheet Data (at period end):
Total assets	$3,464	$4,209	$5,292	$3,886	$3,869
Total long-term liabilities	839	875	1,166	1,031	2,199

 UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The unaudited pro forma combined financial information set forth below has been derived from the combined financial statements of the Huntsman Titanium Dioxide, Performance Additives and other businesses including the audited combined balance sheet as of December 31, 2016 and the audited combined statement of operations for the year ended December 31, 2016 included elsewhere in this Information Statement. The unaudited pro forma combined financial statements reflect certain known impacts of the spin-off from Huntsman. The unaudited pro forma combined financial statements also reflect certain assumptions that we believe are reasonable given the information currently available. The unaudited pro forma combined financial statements have been prepared giving effect to the spin-off as if the transaction had occurred as of January 1, 2014 for the unaudited pro forma combined statement of operations for the fiscal year ended December 31, 2016, and as of December 31, 2016 for the unaudited pro forma combined balance sheet. The unaudited pro forma combined financial statements presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and corresponding notes included elsewhere in this Information Statement.

        The combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to the Titanium Dioxide, Performance Additives and other businesses, as well as allocations of direct and indirect corporate expenses, which are based upon an allocation method that in the opinion of management is reasonable. For purposes of these unaudited pro forma combined financial statements, all significant transactions with Huntsman International have been included in group equity. All intercompany transactions within the combined Titanium Dioxide, Performance Additives and other businesses have been eliminated.

        The combined financial statements have been prepared from Huntsman's historical accounting records and are presented on a stand-alone basis as if the Titanium Dioxide, Performance Additives and other businesses had been conducted separately from Huntsman; however, the Titanium Dioxide, Performance Additives and other businesses did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the financial position, results of operations and cash flows had the Titanium Dioxide, Performance Additives and other businesses been a stand-alone company. The Titanium Dioxide, Performance Additives and other businesses operations were included in Huntsman's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives segments were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide, Performance Additives and other businesses are the primary beneficiaries. Accordingly, the accompanying combined financial statements include amounts from the other businesses discussed above that will not ultimately be part of Venator after the spin-off. The other businesses will be transferred to Huntsman in connection with the spin-off. Because the other businesses will not be included in the spin-off and are expected to be treated as discontinued operations upon completion of the legal restructuring prior to the effective date of the spin-off, we have included unaudited pro forma combined statements of operations for the three years ended December 31, 2016 that exclude the operations, assets and liabilities of other businesses that are not part of the Titanium Dioxide or Performance Additives businesses and will not be contributed to Venator in connection with the spin-off. Please note that the pro forma combined statements of operations for the years ended December 31, 2015 and 2014 only reflect adjustments to reflect these excluded businesses and are not otherwise adjusted to reflect the spin-off transactions or the acquisition of the Rockwood business in 2014.

        The unaudited pro forma combined financial information has been included for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the Huntsman Titanium Dioxide, Performance Additives and other businesses operated historically as a company separate from Huntsman or if the spin-off had occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future combined financial condition or combined results of operations.

Venator Materials Corporation
(Combined Divisions of Huntsman Corporation)
PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2016
(Dollars in millions)

	Historical	Legal Entities Adjustment (a)	Subtotal		Other Pro Forma Adjustments			Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$54	$(25)	$29			$—			$29
Restricted cash	1	(1)	—			—			—
Accounts receivable, net	372	(123)	249			92	b		341
Accounts receivable from affiliates	436	(127)	309			—			309	g
Inventories	576	(150)	426			—			426
Prepaid expenses	14	(3)	11			—			11
Other current assets	75	(14)	61			—			61

Total current assets	1,528	(443)	1,085			92			1,177
Property, plant and equipment, net	1,337	(167)	1,170			—			1,170
Intangible assets, net	33	(10)	23			—			23
Goodwill	49	(49)	—			—			—
Investment in unconsolidated affiliates	102	125	227			—			227
Deferred income taxes	217	(56)	161			—			161
Notes receivable from affiliates	148	113	261			—			261	g
Other noncurrent assets	50	(14)	36			—			36

Total assets	$3,464	$(501)	$2,963			$92			$3,055

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$372	$(74)	$298			$—			$298
Accounts payable to affiliates	1,646	14	1,660			—			1,660	g
Accrued liabilities	205	(60)	145	f		—			145
Current portion of debt	11	(1)	10			—			10

Total current liabilities	2,234	(121)	2,113			—			2,113
Long-term debt	14	(1)	13			[ ]	c		[ ]
Long-term debt to affiliates	309	(6)	303			—			303	g
Deferred income taxes	12	(12)	—			—			—
Other noncurrent liabilities	504	(179)	325	f		—			325

Total liabilities	3,073	(319)	2,754			[ ]			[ ]

Equity
Parent's net investment and advances	889	(222)	667			(667)	d		—
Accumulated other comprehensive loss	(571)	101	(470)			—			(470)
Common stock—Class A	—	—	—			[ ]	d, e		[ ]
Common stock—Class B	—	—	—			[ ]	d, e		[ ]
Additional paid-in capital	—	—	—			[ ]	d		[ ]

Total Venator equity	318	(121)	197			[ ]			[ ]
Noncontrolling interest in subsidiaries	73	(61)	12			—			12

Total equity	391	(182)	209			[ ]			[ ]

Total liabilities and equity	$3,464	$(501)	$2,963		$	[ ]		$	[ ]

See accompanying notes to unaudited pro forma combined financial statements.

Venator Materials Corporation
(Combined Divisions of Huntsman Corporation)
PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2016
(Dollars and shares in millions, except per share amounts)

	Historical	Legal Entities Adjustment (a)	Subtotal	Other Pro Forma Adjustments			Pro Forma
Revenues:
Trade sales, services and fees, net	$3,153	$(1,014)	$2,139		$—			$2,139
Related party sales	123	(123)	—		—			—

Total revenues	3,276	(1,137)	2,139		—			2,139
Cost of goods sold	2,857	(870)	1,987		—			1,987
Operating expenses:
Selling, general and administrative	442	(217)	225		—			225	b
Restructuring, impairment and plant closing costs	34	—	34		—			34
Other income	(33)	1	(32)		—			(32)

Total expenses	443	(216)	227		[ ]			[ ]

Operating loss	(24)	(51)	(75)		[ ]			[ ]
Interest expense	(45)	1	(44)		[ ]	c		[ ]
Interest income	24	3	27		—			27
Other income	1	5	6		—			6

Loss before income taxes	(44)	(42)	(86)		[ ]			[ ]
Income tax (expense) benefit	(3)	18	15		[ ]	e		[ ]

Net loss	(47)	(24)	(71)		[ ]			[ ]
Net income attributable to noncontrolling interests	(13)	3	(10)		—			(10)

Net loss attributable to Venator	$(60)	$(21)	$(81)	$	[ ]		$	[ ]

Basic and diluted loss per Class A and Class B share:
Net loss attributable to Venator							$	[ ]
Weighted average shares					[ ]	d		[ ]

See accompanying notes to unaudited pro forma combined financial statements.

 Venator Materials Corporation
(Combined Divisions of Huntsman Corporation)
PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2015
(Dollars and shares in millions, except per share amounts)

	Historical	Legal Entities Adjustment (a)	Pro Forma
Revenues:
Trade sales, services and fees, net	$3,272	$(1,112)		$2,160
Related party sales	134	(134)		—

Total revenues	3,406	(1,246)		2,160
Cost of goods sold	2,994	(948)		2,046
Operating expenses:
Selling, general and administrative	449	(188)		261	b
Restructuring, impairment and plant closing costs	229	(9)		220
Other expense (income)	5	(11)		(6)

Total expenses	683	(208)		475

Operating loss	(271)	(90)		(361)
Interest expense	(40)	2		(38)
Interest income	40	4		44
Other loss	—	(9)		(9)

Loss before income taxes	(271)	(93)		(364)
Income tax benefit	30	12		42

Net loss	(241)	(81)		(322)
Net income attributable to noncontrolling interests	(18)	11		(7)

Net loss attributable to Venator	$(259)	$(70)		$(329)

Basic and diluted loss per Class A and Class B share:
Net loss attributable to Venator			$	[ ]
Weighted average shares				[ ]

See accompanying notes to unaudited pro forma combined financial statements.

 Venator Materials Corporation
(Combined Divisions of Huntsman Corporation)
PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2014
(Dollars and shares in millions, except per share amounts)

	Historical	Legal Entities Adjustment (a)	Pro Forma
Revenues:
Trade sales, services and fees, net	$2,856	$(1,307)		$1,549
Related party sales	189	(189)		—

Total revenues	3,045	(1,496)		1,549
Cost of goods sold	2,682	(1,199)		1,483
Operating expenses:
Selling, general and administrative	407	(226)		181	b
Restructuring, impairment and plant closing costs	67	(6)		61
Other income	(26)	(2)		(28)

Total expenses	448	(234)		214

Operating loss	(85)	(63)		(148)
Interest expense	(43)	7		(36)
Interest income	46	5		51
Other loss	—	(2)		(2)

Loss before income taxes	(82)	(53)		(135)
Income tax benefit	35	8		43

Net loss	(47)	(45)		(92)
Net income attributable to noncontrolling interests	(14)	13		(1)

Net loss attributable to Venator	$(61)	$(32)		$(93)

Basic and diluted loss per Class A and Class B share:
Net loss attributable to Venator			$	[ ]
Weighted average shares				[ ]

See accompanying notes to unaudited pro forma combined financial statements.

Venator Materials Corporation
Notes to Unaudited Pro Forma Combined Financial Statements

NOTE 1—ADJUSTMENTS TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(a)
The Titanium Dioxide and Performance Additives segments' operations were included in Huntsman's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives segments were the sole businesses, components of legal entities in which the Titanium Dioxide and Performance Additives segments operated in conjunction with other Huntsman businesses and variable interest entities in which the Titanium Dioxide and Performance Additives segments are the primary beneficiaries. As such, the accompanying combined financial statements include amounts from certain businesses that will ultimately not be part of Venator after the spin-off. These adjustments reflect the exclusion of amounts from certain businesses that will not ultimately be part of Venator after the spin-off.

(b)
Certain legal entities comprising the Titanium Dioxide and Performance Additives segments participate in A/R Programs. Under the A/R Programs, these entities sell certain of their trade receivables to Huntsman International. Huntsman International grants an undivided interest in these receivables to a special purpose entity, which serves as security for the issuance of debt of Huntsman International. These entities continue to service the securities receivables. This adjustment reflects the inclusion of accounts receivable previously sold into the A/R Programs by one of the legal entities comprising the Titanium Dioxide and Performance Additives segments.

(c)
In anticipation of the spin-off, we intend to enter into new financing arrangements. After we have entered into our new financing arrangements but immediately prior to the separation, we intend to make a cash distribution of $             million to Huntsman International, and, at separation, we intend to assume approximately $             million of debt from Huntsman International. We intend to fund such cash distribution and repay such assumed indebtedness with the proceeds of our new financing arrangements. This adjustment reflects the incurrence of $             million of new indebtedness by us, the assumption of $             million of indebtedness from Huntsman International and the application of the proceeds from the new financing arrangements to fund the cash distribution and repay the assumed indebtedness.

(d)
These adjustments reflect the elimination of Huntsman's net investment in, and advances to, us and adjustments to additional paid-in capital resulting from the following:

Reclassification of parent's net investment and advances		$889
Exclusion of amounts of certain businesses that will ultimately not be part of Venator		(222)
Contribution by parent of accounts receivable previously sold into the A/R Programs		92
Inclusion of debt		[ ]
Issuance of common stock		[ ]

Additional paid-in capital	$	[ ]

(e)
This adjustment reflects the issuance of                shares of Venator Class B common stock at a par value of $0.01 per share and                shares of Venator Class A common stock at a value of $0.01 per share.

(f)
Includes net unfunded pension and postretirement obligations of approximately $266 million.

(g)
Prior to the effective date of the spin-off, all outstanding balances with affiliates will be repaid, capitalized or otherwise eliminated.

NOTE 2—ADJUSTMENTS TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(a)
The Titanium Dioxide and Performance Additives segments' operations were included in Huntsman's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives segments were the sole businesses, components of legal entities in which the Titanium Dioxide and Performance Additives segments operated in conjunction with other Huntsman businesses and variable interest entities in which the Titanium Dioxide and Performance Additives segments are the primary beneficiaries. As such, the accompanying combined financial statements include amounts from certain businesses that will ultimately not be part of Venator after the spin-off. These adjustments reflect the exclusion of amounts from certain businesses that will not ultimately be part of Venator after the spin-off.

(b)
Our selling, general and administrative expenses include corporate and administrative charges from Huntsman of approximately $147 million, $132 million and $136 million for the years ended December 31, 2016, 2015 and 2014 respectively, reflected in the accompanying combined financial statements presented elsewhere in this Information Statement. We expect our recurring costs to operate our business as a separate public entity will be lower than expenses historically allocated to us from Huntsman by between approximately $                 million and $                 million, which is not reflected in our pro forma financial statements. The reduction in costs principally relate to lower expected overhead costs for Venator relative to the allocation from Huntsman included in our combined financial statements with respect to (i) finance, accounting, compliance, investor relations, treasury, internal audit and legal personnel, (ii) information technology costs, (iii) professional fees associated with legal and other services, and (iv) executive compensation. Actual expenses could vary from this estimate and such variations could be material.

(c)
This adjustment reflects the following increase in interest expense resulting from the assumed incurrence of $           million of indebtedness in connection with the spin-off:

Year ended December 31, 2016
(in millions)
Interest expense on $ million of newly incurred indebtedness	$
Amortization of debt issuance costs
Commitment fee on credit facility

Total pro forma adjustment	$

  Pro forma interest expense was calculated based on an assumed blended interest rate of        % using market rates on an assumed borrowing amount of $             million. Interest expense also includes estimated amortization on approximately $             million of debt issuance costs related to our anticipated debt, including the asset-based lending facility or revolving credit facility. Such costs are amortized over the terms of the associated debt. Interest expense also includes an estimated        % commitment fee on the anticipated new $             million asset-based lending facility or revolving credit facility. Actual interest expense may be higher or lower depending on fluctuations in interest rates. A one-eighth percent change in interest rates would result in a $             million change in annual interest expense.

(d)
This adjustment reflects the issuance of                shares of Venator Class B common stock at a par value of $0.01 per share and                shares of Venator Class A common stock at a value of $0.01 per share.

(e)
This adjustment represents the tax effect of the exclusion of amounts from certain businesses that will not ultimately be part of Venator after the spin-off, including the currently anticipated restructuring of intercompany liabilities and receivables, presented on a stand-alone basis as if the Titanium Dioxide and Performance Additives segments' operations had been conducted separately from Huntsman; however, the Titanium Dioxide and Performance Additives segments did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the income tax expense or benefit, and income tax related assets and liabilities had the Titanium Dioxide and Performance Additives segments been a stand-alone company. The adjustment also represents the tax effect of pro-forma adjustments to income before income taxes based upon our current assumptions of the impacted tax jurisdiction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of financial condition and results of operations (MD&A) should be read in conjunction with the information under the headings "Risk Factors," "Selected Historical Combined Financial Data," "Unaudited Pro Forma Combined Financial Information" and "Business," as well as the audited combined financial statements and the related notes thereto, all appearing elsewhere in this Information Statement.

        Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials Corporation and its subsidiaries, or, as the context requires, the Titanium Dioxide, Performance Additives and other businesses, (2) all references to the "Titanium Dioxide" segment or business refer to the TiO2 business of the Pigments & Additives segment of Huntsman and the related operations and assets, liabilities, and obligations, which we will assume in connection with the spin-off, (3) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and water treatment businesses of the Pigments & Additives segment and the related operations and assets, liabilities and obligations, which we will assume in connection with the spin-off, (4) all references to "other businesses" refer to certain other businesses of Huntsman that will not be assumed in connection with the spin-off, (5) all references to "Huntsman International" refer to Huntsman International LLC, a wholly-owned subsidiary of Huntsman and the entity through which Huntsman operates all of its businesses and (6) all references to "Huntsman" refer to Huntsman Corporation, our parent company prior to the spin-off, and its subsidiaries, other than us.

        This MD&A contains forward-looking statements concerning trends or events potentially affecting our business or future performance, including, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions. The words "aim," "anticipate," "believe," "budget," "continue," "could," "effort," "estimate," "expect," "forecast," "goal," "guidance," "intend," "likely," "may," "might," "objective," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target, "will" or "would" and similar expressions identify forward-looking statements. We do not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this information statement. See "Forward-Looking Statements" and "Risk Factors."

The Separation and Spin-Off

        On September 7, 2016, Huntsman's board of directors authorized management to pursue the spin-off of its Titanium Dioxide and Performance Additives businesses into a separate, publicly traded company. The spin-off is being executed in accordance with a Separation and Distribution Agreement between us and Huntsman. The spin-off is intended to be tax-free to the stockholders of Huntsman and to Huntsman and us for U.S. federal income tax purposes. Huntsman intends to distribute, on a pro rata basis, all of our Class B common stock to the Huntsman stockholders as of the record date for the spin-off. Venator's Class B common stock will be entitled on an aggregate basis to 80.1% of the voting power and 60% of the value of Venator. Huntsman will retain all of our Class A common stock, which will entitle Huntsman to 19.9% of the voting power and 40% of the value of Venator. Upon completion of the spin-off, we and Huntsman will each be separate, publicly traded companies and will have separate public ownership, boards of directors and management. The spin-off is, among other things, subject to final approval by Huntsman's board of directors and the satisfaction or waiver by Huntsman, in its sole discretion, of certain conditions to the spin-off, including the continued effectiveness of the IRS private letter ruling and an opinion of a tax advisor, with respect to the tax-free nature of the spin-off for U.S. federal income tax purposes.

        We were incorporated in Delaware as a wholly-owned subsidiary of Huntsman on October 19, 2016. We will be a diversified global supplier of pigments and additives. See the discussion under the heading "The Spin-Off" included in this information statement for further details.

Basis of Presentation

        The Titanium Dioxide, Performance Additives and other businesses have historically been included in Huntsman's financial results in different legal forms, including, but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and/or Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide, Performance Additives and other businesses are the primary beneficiaries. Because our combined historical financial information for the periods indicated reflect the combination of these legal entities under common control, our financial statements include the results of operations of other Huntsman businesses that will not be a part of Venator's operations following the distribution.

        Our historical financial information has been derived from Huntsman's historical accounting records and is presented on a stand-alone basis as if the operations of the Titanium Dioxide, Performance Additives and other businesses had been conducted separately from Huntsman. However, the Titanium Dioxide, Performance Additives and other businesses did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the financial position, results of operations and cash flows had the Titanium Dioxide, Performance Additives and other businesses been a stand-alone company.

        The combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to the Titanium Dioxide, Performance Additives and other businesses, as well as allocations of direct and indirect corporate expenses, which are based upon an allocation method that in the opinion of management is reasonable. For purposes of the combined financial statements, all significant transactions with Huntsman International have been included in group equity. All intercompany transactions within the combined Venator have been eliminated.

Overview

        Following its spin-off from Huntsman, Venator will be a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide and Performance Additives. We are a leading global producer in many of our key product lines, including TiO2, color pigments, functional additives, timber treatment and water treatment products. We operate 27 facilities, employ approximately 4,500 associates worldwide and sell our products in more than 110 countries.

Factors Affecting Comparability of Our Historical Financial Results of Operations to our Future Financial Results of Operations

        Following the distribution, we will operate Venator as a stand-alone company and, as a result, the future results of operations will not be comparable to the historical results of operations for the periods presented, primarily because:

  •
  The results of operations from the businesses that will remain with Huntsman that are included in our historical financial statements will not be included in our results of operations after the distribution, affecting the comparability of our historical results to our future results of operation. See "Unaudited Pro Forma Combined Financial Information."

  •
  The combined statements of income also include expense allocations for certain functions and centrally-located activities historically performed by Huntsman. These functions include executive oversight, accounting, procurement, operations, marketing, internal audit, legal, risk management, finance, tax, treasury, information technology, government relations, investor relations, public relations, financial reporting, human resources, ethics and compliance, and certain other shared services. These allocations are based primarily on specific identification of time or activities associated with us, employee headcount or our relative size compared to Huntsman. Our management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating expenses from Huntsman, are reasonable. However, the combined financial statements may not include all of the actual expenses that would have been incurred, may include duplicative costs and may not reflect our combined results of operations, financial position and cash flows had we operated as a stand-alone public company during the periods presented. We have attempted to include recurring costs of operating as a stand-alone company in our unaudited pro forma combined financial statements, although only the additional costs we have determined to be factually supportable are included as pro forma adjustments, and there could be incremental costs not reflected in the unaudited pro forma combined financial statements. We currently expect the costs of operating as a stand-alone public company, other than debt-related costs, will be lower than the costs reported in the historical combined financial statements due to lower expected overhead costs at Venator relative to the allocation of overhead costs from Huntsman and included in our combined financial statements. These estimates may not prove to be accurate. Actual costs that would have been incurred if we had been a stand-alone public company would depend on multiple factors, including organizational structure and strategic and operating decisions. Subject to the terms of the Separation and Distribution Agreement, nonrecurring third-party costs and expenses that are related to the separation, other than the debt-related costs, and incurred prior to the separation date will generally be paid by Huntsman. We expect such nonrecurring amounts to include costs to separate and/or duplicate information technology systems, outside legal and accounting fees, and similar costs. See "Unaudited Pro Forma Combined Financial Information."

  •
  We have historically participated in Huntsman's corporate treasury management program and have not incurred any debt. Excess cash generated by our business has been distributed to Huntsman, and likewise our cash needs have been provided by Huntsman, in the form of an investment. Accordingly, we have not included debt or related interest expense in our combined financial statements because there was no specifically identifiable debt associated with our operations. We intend to enter into new financing arrangements in connection with the spin-off. We expect to incur up to $             million in new debt, which may include the issuance of senior notes, term loans, borrowings under an asset-based lending facility or a revolving credit facility or a combination thereof and use the proceeds therefrom to make a cash distribution of $             million to Huntsman International immediately prior to the spin-off and to repay approximately $             million of indebtedness we will assume from Huntsman International in connection with the spin-off. As a result, the capitalization for our business will be different and we will incur cash interest expenses as well as amortization of financing costs.

  •
  Venator is comprised of operations in various tax jurisdictions. Venator's operations were included in Huntsman's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which Venator was the sole business, components of legal entities in which Venator operated in conjunction with other Huntsman Corporation businesses and variable interest entities in which Venator is the primary beneficiary.

    Similarly, Venator's tax obligations and filings were included in different legal forms, including, but not limited to, legal entities in certain countries where fiscal unity or consolidation is allowed or required with other Huntsman businesses, components of legal entities in which Venator operated in conjunction with other Huntsman businesses, and legal entities which file separate tax returns in their respective tax jurisdictions.

    The combined financial statements have been prepared from Huntsman's historical accounting records and are presented on a stand-alone basis as if Venator's operations had been conducted separately from Huntsman; however, Venator did not operate as a separate, stand-alone entity for the periods presented and, as such, the tax results and attributes presented in these combined financial statements would not be indicative of the income tax expense or benefit, income tax related assets and liabilities and cash taxes had Venator been a stand-alone company.

    The combined financial statements have been prepared under the currently anticipated legal structure of Venator such that the historical results of legal entities are presented as follows: The historical tax results of legal entities which file separate tax returns in their respective tax jurisdictions and which need no restructuring before being contributed to Venator are included without adjustment, including the inclusion of any currently held subsidiaries. The historical tax results of legal entities in which Venator operated in conjunction with other Huntsman businesses for which new legal entities will be formed for Venator operations are presented on a stand-alone basis as if their operations had been conducted separately from Huntsman and any adjustments to current taxes payable have been treated as adjustments to parent's net investment and advances. The historical tax results of legal entities in which Venator operated in conjunction with other Huntsman businesses for which the Huntsman business will be transferred out have been presented without adjustment, including the historical results of the Huntsman businesses which are unrelated to Venator operating businesses.

    Pursuant to tax-sharing agreements, subsidiaries of Huntsman are charged or credited, in general, with an amount of income taxes as if they filed separate income tax returns. Adjustments to current income taxes payable by Venator have been treated as adjustments to parent's net investment and advances.

    Venator includes the U.S. Titanium Dioxide and Performance Additives subsidiaries of Huntsman International which are treated for U.S. tax purposes as divisions of Huntsman International. Huntsman International is included in the U.S. consolidated tax return of its parent, Huntsman. A 2% U.S. state income tax rate (net of federal benefit) was estimated for Venator based upon the estimated apportionment factors and actual income tax rates in state tax jurisdictions where it has nexus. U.S. foreign tax credits relating to taxes paid by non-U.S. business entities have been generated and utilized by Huntsman. On a separate entity basis, these foreign tax credits would not have been generated or utilized, therefore, no additional allocation of Huntsman foreign tax credits was necessary. Additionally, Huntsman had no U.S. net operating loss carryforward amounts ("NOLs") or similar attributes to allocate. Venator believes this methodology is reasonable and complies with Staff Accounting Bulletin Topic 1B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.

        In addition, there were acquisitions, dispositions and restructuring initiatives completed in the periods presented that will impact the comparability of the historical results of operations for the periods presented and to future periods, primarily comprising the following:

  •
  On October 1, 2014, Huntsman completed the acquisition of the performance additives and TiO2 businesses of Rockwood. Huntsman paid $1.02 billion in cash and assumed certain unfunded pension liabilities in connection with the Rockwood acquisition and subsequently contributed these businesses to our Titanium Dioxide and Performance Additives segments. In connection with securing certain regulatory approvals required to complete the Rockwood acquisition, Huntsman sold our TiO2 TR52 product line used in printing inks to Henan Billions Chemicals Co., Ltd. ("Henan") in December 2014.

  •
  In 2014, our Titanium Dioxide and Performance Additives businesses began taking significant action to improve its global competitiveness and implemented a comprehensive restructuring program. In connection with this restructuring program, during 2016 and 2015, the Titanium Dioxide and Performance Additives segments recorded significant charges relating to workforce reductions, pension related charges and other restructuring costs that impact comparability of our historical financial statements as well as future financial statements. Huntsman expects, and we expect following the spin-off, to incur charges related to this restructuring program. As of December 31, 2016, we had approximately $21 million of reserves accrued for our remaining Titanium Dioxide and Performance Additives segments restructuring liabilities, approximately $14 million of which was classified as current. We are now positioned to reap the benefits of these initiatives.

  •
  In February 2015, Huntsman announced a plan to close the 'black end' manufacturing operations and ancillary activities at our Calais, France site, which will reduce our TiO2 capacity by approximately 100,000 metric tons, or 13%, of our European TiO2 capacity. In 2015, the Titanium Dioxide segment began to accelerate depreciation on the affected assets and recorded accelerated depreciation in 2015 of $68 million as restructuring, impairment and plant closing costs. In addition, during 2015, the Titanium Dioxide segment recorded charges of $30 million primarily for workforce reductions and non-cash charges of $17 million and, in the first quarter of 2016, recorded further restructuring charges of $1 million. All expected charges have been incurred as of the end of 2016.

  •
  During the fourth quarter of 2015, we determined that our South African asset group was impaired and recorded an impairment charge of $19 million. On July 6, 2016, we announced plans to close our South African TiO2 manufacturing facility. We recorded restructuring expenses of approximately $6 million in the twelve months ended December 31, 2016. Additionally, we recorded an impairment charge of $1 million during the second quarter of 2016. The majority of the long-lived assets associated with this manufacturing facility were impaired in the fourth quarter of 2015. Huntsman expects, and we expect following the spin-off, to incur charges related to this restructuring program. For more information, please see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

  •
  Finally, in January 2017, a fire started at our TiO2 manufacturing facility in Pori, Finland which has halted production at the facility and may significantly impact our financial results. The full extent of the damage and resulting financial statement impact are not known at the time of this filing. Huntsman maintains property and business interruption insurance coverage and the Separation and Distribution Agreement will provide that Venator will have the benefit of the insurance proceeds related to covered costs incurred in connection with repairs or covered lost profits incurred following the distribution date. While we and Huntsman are committed to (i) repairing the facility as quickly as possible, and we anticipate that some level of production will have resumed prior to completion of the spin-off, and (ii) working with our insurer to recoup losses incurred as a result of the fire, until full repairs are made, we will lose access to TiO2 nameplate capacity of up to 130,000 metric tons, which represents approximately 16% of our total TiO2 nameplate capacity.

Business Environment and Industry Outlook

        Global TiO2 demand growth rates tend to track Global GDP growth rates over the medium term; however, this varies by region. Developed markets such as the U.S. and Western Europe exhibit higher consumption per person but lower demand growth rates, while emerging markets such as Asia exhibit much higher demand growth rates. The TiO2 industry experiences some seasonality in sales reflecting the high exposure to seasonal coatings end-use markets. Coating sales generally peak during the spring and summer months in the northern hemisphere, resulting in greater sales volumes during the second and third quarters of the year.

        Our Company is one of the six major producers of TiO2 in the world that collectively account for approximately 60% of global TiO2 production capacity according to TZMI. Producers of the remaining 40% are primarily single-plant producers that focus on regional sales. TiO2 supply has historically kept pace with increases in demand as producers increased capacity through low cost incremental debottlenecks, efficiency improvements and, more recently, new capacity additions mainly in China. During periods of low TiO2 demand, the industry experiences high stock levels and consequently reduces production to manage working capital. Pricing in the industry is driven primarily by the supply/demand balance.

        Global TiO2 sales in 2016 exceeded 6.0 million metric tons, generating approximately $12.6 billion in industry-wide revenues according to TZMI. The global TiO2 market is highly competitive, and competition is based primarily on product price, quality and technical service. We face competition from producers using the chloride process as well as those using the sulfate process. Due to the ease of transporting TiO2, there is also competition between producers with facilities in different geographies. Over the last decade, there has been substantial growth in TiO2 demand in emerging economies, notably Asia. The growing demand in Asia has consumed the majority of Chinese production. We operate primarily in markets where our product quality and service is valued or preferred by our customers and differentiate us from Chinese TiO2 competitors. Cost advantages are typically driven by the scale of the plant, type of feedstock, source of energy and cost of local labor. We are able to reduce production costs by finding innovative solutions to convert the by-products arising from our sulfate process into value-adding co-products. Today, approximately 60% of all by-products of our sulfate processes are sold as co-products, and we are one of the largest producers of sulfate co-products in the world, including gypsum, copperas and other iron salts. The profitability of a plant is not solely related to its cost structure, but also importantly to its slate of manufactured products. Our differentiated and specialty products, along with our ability to profitably commercialize the associated co-products, significantly enhance our plants' overall profitability. With our competitive cost structure, and our slate of differentiated and specialty products, we believe we are well positioned to compete in a cyclical market.

        Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization, resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers' requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as energy and feedstock.

        Profitability for TiO2 reached a peak in 2011, with significantly higher demand, prices and margins. Following the peak, utilization rates dropped in 2012 as demand fell due to weaker economic conditions, industry de-stocking and the addition of new TiO2 capacity. There was an associated decline in prices and margins. Over the following three years, demand recovered slowly; however, this modest demand improvement did not result in any significant increase in operating rates, and TiO2 prices consequently declined throughout the period. After reaching a trough in the first quarter of 2016, supply/demand fundamentals began improving in 2016 primarily due to strong global demand growth and some capacity rationalizations. Though the TiO2 market has shown signs of recovery, prices and margins remain below normalized historical levels. With the expectation of global capacity utilization rate improvements and further price increases, TiO2 margins are expected to increase to more historically normalized values. With approximately 70% of Venator's revenue being derived from TiO2 sales during the twelve months ended December 31, 2016, we believe recovery in TiO2 margins to historic normalized levels will result in a substantial increase in our profitability and cash flow.

        Global demand for iron oxide pigments is approximately 1.3 million metric tons per year. Approximately 45% of this demand is generated from Asia, with Europe representing approximately 23% of demand and North America representing approximately 21% of demand. The construction industry consumes approximately 45% of colored iron oxide pigments, where the products are used for the coloring of manufactured concrete products such as paving tiles and precast roof tiles as well as for coloring cast in place concrete such as ready-mix, stucco and mortar. Industrial and architectural coatings represent the second largest segment for iron oxides (approximately 30% of total demand), where these pigments bring color, opacity and fade resistance to a variety of solvent and water-borne coating systems. Growth in the demand for iron oxide pigments is therefore closely linked to demand in the construction and coatings industries.

        More than 90% of functional additives are sold into coatings, plastics and pharmaceuticals end markets. The demand dynamics for functional additives are therefore similar to those of TiO2. Over the last five years, there has been strong growth in demand for functional additives in specific applications such as white BOPET films. Final applications of these films include flat panel displays for televisions, labels and medical diagnostic devices. The demand for ultramarine blue pigments is primarily driven by the plastics industry, with approximately two-thirds of all ultramarine pigments used as colorants in polymeric materials such as packaging, automotive components and consumer plastics.

Exchange Rate Movements

        Our earnings are subject to fluctuations due to exchange rate movements. Our revenues and expenses are denominated in various currencies, including the primary European currencies, which have recently been volatile, while our reporting currency is the U.S. dollar. Generally, a decline in the value of the euro relative to the U.S. dollar will reduce our reported profitability. A decline in the value of the British pound sterling or Malaysian ringgit relative to the U.S. dollar will increase our reported profitability.

Results of Operations

        The following table sets forth our combined results of operations for the years ended December 31, 2016, 2015 and 2014 (dollars in millions).

				Percent Change
	Year Ended December 31,
				2016 vs. 2015	2015 vs. 2014
	2016	2015	2014
Revenues	$3,276	$3,406	$3,045	(4)%	12%
Cost of goods sold	2,857	2,994	2,682	(5)%	12%
Operating expenses	409	454	381	(10)%	19%
Restructuring, impairment and plant closing costs	34	229	67	(85)%	242%

Operating loss	(24)	(271)	(85)	(91)%	219%
Interest (expense) income, net	(21)	—	3	NM	(100)%
Other income	1	—	—	NM	—

Loss before income taxes	(44)	(271)	(82)	(84)%	230%
Income tax (expense) benefit	(3)	30	35	NM	(14)%

Net loss	(47)	(241)	(47)	(80)%	413%
Reconciliation of net loss to adjusted EBITDA:
Net income attributable to noncontrolling interests	(13)	(18)	(14)	(28)%	29%
Interest expense (income), net	21	—	(3)	NM	(100)%
Income tax expense (benefit)	3	(30)	(35)	NM	(14)%
Depreciation and amortization	140	126	121	11%	4%
Other adjustments:
Acquisition and integration expenses	11	44	45
Purchase accounting adjustments	—	—	13
(Gain) loss on disposition of business/assets	(22)	2	(1)
Certain legal settlements and related expenses	2	3	3
Amortization of pension and postretirement actuarial losses	15	14	13
Net plant incident remediation costs	1	4	—
Restructuring, impairment and plant closing and transition costs	34	229	67

Adjusted EBITDA(1)	$145	$133	$162

Net cash provided by operating activities	$144	$229	$140	(37)%	64%
Net cash used in investing activities	(104)	(206)	(63)	(50)%	227%
Net cash used in financing activities	(37)	(36)	(53)	3%	(32)%
Capital expenditures	(118)	(218)	(150)	(46)%	45%

NM—Not meaningful

(1)
Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income (loss) before interest, income tax, depreciation and amortization, net income attributable to noncontrolling interests and certain corporate and other items, as well as eliminating the following adjustments: (a) acquisition and integration expenses; (b) purchase accounting adjustments; (c) (gain) loss on disposition of businesses/assets; (d) certain legal settlements and related expenses; (e) amortization of pension and postretirement actuarial losses; (f) net plant incident remediation costs; and (g) restructuring, impairment, plant closing and transition costs. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

  Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of our Company as compared to net income of Venator. Our management compensates for the limitations of using adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

  In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results. For example, while EBITDA from discontinued operations is a recurring item, it is not indicative of ongoing operating results and trends or future results.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

        For the year ended December 31, 2016, net loss was $47 million on revenues of $3,276 million, compared with net loss of $241 million on revenues of $3,406 million. The decrease of $194 million in net loss was the result of the following items:

  •
  Revenues for the year ended December 31, 2016 decreased by $130 million, or 4%, as compared with 2015. The decrease was primarily due to lower average selling prices in all of our segments, partially offset by higher sales volumes in all of our segments. See "—Segment Analysis" below.

  •
  Our operating expenses for the year ended December 31, 2016 decreased by $45 million, or 10%, as compared with 2015, primarily related to a $33 million decrease in acquisition expenses, a $22 million gain on sale of businesses, an $11 million impact of translating foreign currency amounts to the U.S. dollar as a result of a strong U.S. dollar and a $9 million decrease in other selling, general and administrative expenses as a result of cost savings from restructuring programs, partially offset by an increase of $25 million of allocated charges from Huntsman to businesses that will not ultimately be part of Venator after the spin-off.

  •
  Restructuring, impairment and plant closing costs for the year ended December 31, 2016 decreased to $34 million from $229 million in 2015. For more information concerning restructuring activities, see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

  •
  Our interest (expense) income, net for the year ended December 31, 2016 increased to interest expense of $21 million from nil in 2015 primarily due to a $16 million decrease in interest income for the year ended December 31, 2016 as compared with 2015 resulting from a significant decrease in notes receivable from affiliates during 2016 as compared to 2015.

  •
  Our income tax (expense) benefit for the year ended December 31, 2016 decreased to $3 million of expense from $30 million of benefit in 2015. Our tax (expense) benefit is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see note "18. Income Taxes" to our combined financial statements.

Segment Analysis

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year Ended December 31,
			Percent Change Favorable (Unfavorable)
	2016	2015
	(in millions)
Revenues
Titanium Dioxide	$1,554	$1,583	(2)%
Performance Additives	585	577	1%
Other businesses	1,137	1,246	(9)%

Total	$3,276	$3,406	(4)%

Segment Adjusted EBITDA
Titanium Dioxide	$61	$(8)	NM
Performance Additives	69	69	—
Other businesses	15	72	(79)%

Total	$145	$133	(9)%

	Year Ended December 31, 2016 vs. 2015
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other(2)	Sales Volumes(3)
Period-Over-Period (Decrease) Increase
Titanium Dioxide	(6)%	(1)%	1%	4%
Performance Additives	—	(1)%	(2)%	4%

  NM—Not meaningful

(1)
Excludes revenues from tolling arrangements, by-products and raw materials.

(2)
Includes the impact from the Rockwood acquisition.

(3)
Excludes sales volumes of by-products and raw materials.

  Titanium Dioxide

        The decrease in revenues of $29 million, or 2%, in our Titanium Dioxide segment for the year ended December 31, 2016 compared to the same period of 2015 was due to a 7% decrease in average selling prices, partially offset by a 4% increase in sales volumes. Average selling prices decreased primarily as a result of competitive pressure and the foreign currency exchange impact of a stronger U.S. dollar primarily against the euro. Sales volumes increased primarily due to increased end-use demand. Cost of sales decreased by $67 million primarily as a result of $103 million of cost synergies from restructuring initiatives, partially offset by higher sales volumes. Fixed costs decreased by $29 million, primarily as a result of $16 million of cost synergies from restructuring initiatives. The increase in segment adjusted EBITDA of $69 million was primarily due to the decrease in operating expenses resulting from restructuring savings as discussed above and higher sales volumes, partially offset by lower selling prices.

  Performance Additives

        The increase in revenues in our Performance Additives segment of $8 million, or 1%, for the year ended December 31, 2016 compared to the same period of 2015 was due to a 4% increase in sales volumes, partially offset by a 1% decrease in average selling prices. Costs of sales increased by $5 million due to higher sales volumes, partially offset by $12 million of cost synergies from restructuring initiatives. Segment adjusted EBITDA remained substantially unchanged as the benefit of higher sales volumes and cost synergies were offset by lower average selling prices.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

        For the year ended December 31, 2015, net loss was $241 million on revenues of $3,406 million, compared with net loss of $47 million on revenues of $3,045 million for 2014. The increase of $194 million in net loss was the result of the following items:

  •
  Revenues for the year ended December 31, 2015 increased by $361 million, or 12%, as compared with 2014. The increase was due principally to higher sales volumes due to the impact of the Rockwood acquisition, partially offset by lower average selling prices in both of our segments. See "—Segment Analysis" below.

  •
  Our operating expenses for the year ended December 31, 2015 increased by $73 million, or 19%, as compared with 2014, primarily related to the inclusion of $88 million of operating expenses due to the Rockwood acquisition, offset in part by a $23 million foreign currency exchange impact of the strengthening U.S. dollar against other major international currencies.

  •
  Restructuring, impairment and plant closing costs for the year ended December 31, 2015 increased to $229 million from $67 million in 2014. For more information concerning restructuring activities, see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

  •
  Our income tax benefit for the year ended December 31, 2015 decreased to $30 million from $35 million in 2014. Our tax benefit is significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see note "18. Income Taxes" to our combined financial statements.

Segment Analysis

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

	Year Ended December 31,
			Percent Change Favorable (Unfavorable)
	2015	2014
	(in millions)
Revenues
Titanium Dioxide	$1,583	$1,411	12%
Performance Additives	577	138	318%
Other businesses	1,246	1,496	(17)%

Total	$3,406	$3,045	12%

Segment Adjusted EBITDA
Titanium Dioxide	$(8)	$62	NM
Performance Additives	69	14	393%
Other businesses	72	86	(16)%

Total	$133	$162	(18)%

	Year Ended December 31, 2015 vs. 2014
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other(2)	Sales Volumes(3)
Period-Over-Period (Decrease) Increase
Titanium Dioxide	(7)%	(12)%	36%	(5)%
Performance Additives	(10)%	(4)%	337%	(5)%

  NM—Not meaningful

(1)
Excludes revenues from tolling arrangements, by-products and raw materials.

(2)
Includes the impact from the Rockwood acquisition.

(3)
Excludes sales volumes of by-products and raw materials.

  Titanium Dioxide

        The increase in revenues in our Titanium Dioxide segment for 2015 compared to 2014 was primarily due to the impact of the Rockwood acquisition which added $411 million to revenue and $373 million to cost of sales. Fixed costs increased by $27 million due to recognizing a full year of Rockwood costs. Other than the impact of the Rockwood acquisition, average selling prices decreased 19% primarily as a result of high TiO2 industry inventory levels and the foreign currency exchange impact of a stronger U.S. dollar against major European currencies; these factors reduced revenues by $235 million. Sales volumes decreased 5% in 2015 primarily as a result of lower end-use demand. Other than the impact of the Rockwood acquisition, fixed costs decreased by $18 million primarily due to the foreign currency exchange impact of a stronger U.S. dollar against major European currencies and $4 million in cost synergies from restructuring initiatives. The impact of a nitrogen tank explosion owned and operated by a third party at our Uerdingen, Germany facility disrupted our manufacturing during the third quarter of 2015 and reduced adjusted EBITDA by approximately $6 million, the impact of which is included in the above figures. The decrease in segment adjusted EBITDA was primarily due to lower average selling prices, partially offset by the decrease in operating expenses resulting from restructuring savings, as discussed above, lower raw material and energy prices, and the Rockwood acquisition.

  Performance Additives

        The increase in revenues in our Performance Additives segment for 2015 compared to 2014 was primarily due to the impact of the Rockwood acquisition in October 2014, which added $413 million to revenue and $308 million to cost of sales. Fixed costs increased by $73 million due to recognizing a full year of Rockwood costs, partially offset by $6 million of cost synergies. The increase of $55 million in segment adjusted EBITDA was primarily attributable to the inclusion of a full year of business results due to the Rockwood acquisition.

Liquidity and Capital Resources

        Our primary sources of liquidity and capital resources have historically been cash flows from operations, our participation in a cash pooling program with Huntsman and debt incurred by Huntsman. Following the spin-off, we will not receive any capital contributions from Huntsman or funding through the Huntsman cash pooling program. As of both December 31, 2016 and December 31, 2015, we had $55 million in cash and restricted cash. Prior to the spin-off, we anticipate having an asset-based lending facility or a revolving credit facility available for our immediate working capital needs and general corporate purposes.

        In connection with the spin-off, we intend to enter into new financing arrangements, which may include the issuance of senior notes, term loans, borrowings under an asset-based lending facility or a revolving credit facility or a combination thereof. After we have entered into our new financing arrangements but immediately prior to the separation, we intend to make a cash distribution of $             million to Huntsman International, and, at separation, we intend to assume approximately $            of debt from Huntsman International. We intend to fund such cash distribution and repay such assumed indebtedness with the proceeds of our new financing arrangements. We expect the covenants included in any new financing arrangement to be consistent with those obtained by other similar commercial borrowers with similar credit ratings.

        We expect to have adequate liquidity to meet our obligations over the next 12 months. Additionally, we believe our future obligations, including needs for capital expenditures and acquisitions will be met by available cash at the distribution date, cash generated from operations and borrowings under our new financing arrangements.

Items Impacting Short-Term and Long-Term Liquidity

        Our liquidity can be significantly impacted by various factors. The following matters had, or are expected to have, a significant impact on our liquidity:

  •
  Cash from our accounts receivable and inventory, net of accounts payable, was approximately $90 million for the year ended December 31, 2016, as reflected in our combined statements of cash flows. We expect volatility in our working capital components to continue after our spin-off from Huntsman due to seasonal changes in working capital throughout the year.

  •
  During 2017, we expect to spend approximately $90 million on capital expenditures, net of reimbursements. Our future expenditures include certain EHS maintenance and upgrades; periodic maintenance and repairs applicable to major units of manufacturing facilities; expansions of our existing facilities or construction of new facilities; certain cost reduction projects; and certain information technology expenditures. We expect to fund this spending with cash provided by operations.

  •
  During the year ended December 31, 2016, we made contributions to our pension and postretirement benefit plans of $31 million. We currently expect to make contributions in 2017 similar in amount to that of 2016.

  •
  We are also involved in a number of cost reduction programs for which we have established restructuring accruals. As of December 31, 2016, we had $25 million of accrued restructuring costs of which $17 million is classified as current. We expect to incur and pay additional restructuring and plant closing costs of approximately $18 million. For further discussion of these plans and the costs involved, see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

    Further, we expect to incur additional restructuring charges for recently identified plans for business improvements in our Titanium Dioxide and Performance Additives businesses expected to be completed by the end of 2018 and will provide the estimated amount of such charges in a subsequent filing. We expect these additional business improvements to provide additional contributions to adjusted EBITDA beginning in late 2017.

  •
  On January 30, 2017, our titanium dioxide manufacturing facility in Pori, Finland experienced fire damage and is currently not operational. The fire brigade responded quickly to extinguish the fire and there were no injuries. We have notified applicable customers and suppliers of this force majeure event. We are committed to repairing the facility as quickly as possible and anticipate that some level of production will have resumed prior to completion of the spin-off, but we do not yet have an estimated time frame for how long until the facility's full capacity will be available. The Pori facility has a nameplate capacity of up to 130,000 metric tons, which represents approximately 16% of our total TiO2 nameplate capacity and approximately 10% of total European titanium dioxide demand. The site is insured for property damage as well as business interruption losses. However, if we experience delays in receiving the insurance proceeds, our short term liquidity may be impacted.

        As of December 31, 2016, we had $11 million classified as current portion of debt.

        As of December 31, 2016, we had approximately $51 million of cash and cash equivalents, including restricted cash, held by our foreign subsidiaries, including our variable interest entities. We intend to use cash held in our foreign subsidiaries to fund our local operations. Nevertheless, we could repatriate this cash or future operating cash from earnings as dividends to our U.S. enterprise. If foreign cash were repatriated as dividends, under current tax law, existing tax attributes of Venator provide the ability to repatriate the cash without incurring incremental U.S. income tax. We anticipate that these attributes will be sufficient to allow for the repatriation of an amount of cash equivalent to at least our expected third-party debt at the time of the spin-off. Cash held by certain foreign subsidiaries, including our variable interest entities, may also be subject to legal restrictions, including those arising from the interests of our partners, which could limit the amounts available for repatriation.

Cash Flows for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

        Net cash provided by operating activities for 2016 and 2015 was $144 million and $229 million, respectively. The decrease in net cash provided by operating activities during 2016 compared with 2015 was primarily attributable to a $224 million unfavorable variance in operating assets and liabilities for 2016 as compared with 2015, partially offset by a decrease in net loss as described in "—Results of Operations" above.

        Net cash used in investing activities for 2016 and 2015 was $104 million and $206 million, respectively. During 2016 and 2015, we paid $118 million and $218 million, respectively, for capital expenditures. During 2016 and 2015, we made investments in Louisiana Pigment Company, L.P. ("LPC") of $29 million and $42 million, respectively, and we received dividends from LPC of $33 million and $48 million, respectively.

        Net cash used in financing activities for 2016 and 2015 was $37 million and $36 million, respectively. The increase in net cash used in financing activities was primarily due to an increase in dividend payments to noncontrolling interests and a decrease in Huntsman investments partially offset by a decrease in principal payments on long-term debt.

Cash Flows for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

        Net cash provided by operating activities for 2015 and 2014 was $229 million and $140 million, respectively. The increase in net cash provided by operating activities during 2015 compared with 2014 was primarily attributable to a $133 million favorable variance in operating assets and liabilities for 2015 as compared with 2014 and noncash adjustments in 2015 for impairment of assets and accelerated depreciation in our Titanium Dioxide and Performance Additives segment, partially offset by an increase in net loss as described in "—Results of Operations" above. See note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

        Net cash used in investing activities for 2015 and 2014 was $206 million and $63 million, respectively. During 2015 and 2014, we paid $218 million and $150 million, respectively, for capital expenditures. During 2015 and 2014, we made investments in LPC of $42 million and $37 million, respectively, and we received dividends from LPC of $48 million in both periods. During 2014, we received $77 million in cash in connection with the Rockwood acquisition.

        Net cash used in financing activities for 2015 and 2014 was $36 million and $53 million, respectively. The decrease in net cash used in financing activities was primarily due to an increase in Huntsman investment, partially offset by an increase in partial payments on long-term debt.

Changes in Financial Condition

        The following information summarizes our working capital as of December 31, 2016 and December 31, 2015 (dollars in millions):

	December 31 2016	December 31, 2015	Increase (Decrease)	Percent Change
Cash and cash equivalents	$54	$53	$1	2%
Restricted cash	1	2	(1)	(50)%
Accounts and notes receivable, net	372	377	(5)	(1)%
Accounts receivable from affiliates	436	518	(82)	(16)%
Inventories	576	728	(152)	(21)%
Prepaid expenses	14	51	(37)	(73)%
Other current assets	75	80	(5)	(6)%

Total current assets	1,528	1,809	(281)	(16)%

Accounts payable	372	383	(11)	(3)%
Accounts payable to affiliates	1,646	1,693	(47)	(3)%
Accrued liabilities	205	288	(83)	(29)%
Current portion of debt	11	13	(2)	(15)%

Total current liabilities	2,234	2,377	(143)	(6)%

Working capital	$(706)	$(568)	$(138)	(24)%

        Our working capital decreased by $138 million as a result of the net impact of the following significant changes:

  •
  Inventories decreased by $152 million mainly due to lower inventory volumes and lower raw material costs, primarily in the Titanium Dioxide segment.

  •
  Prepaid expenses decreased by $37 million primarily due to the distribution of employee termination and other restructuring costs that were prefunded during the fourth quarter of 2015.

  •
  Accounts payable decreased by $11 million primarily due to lower purchases consistent with the lower inventory balances noted above.

  •
  Accrued liabilities decreased by $83 million primarily due to the distribution of prefunded restructuring costs.

  •
  Accounts receivable from and accounts payable to affiliates represent financing arrangements with affiliates of Huntsman. For further information, see note "14. Related Party Financing—Cash Pooling Program" to our combined financial statements.

Third-Party Debt Agreements

        See note "15. Third-Party Debt Agreements" to our combined financial statements.

A/R Programs

        See note "14. Related Party Financing—A/R Programs" to our combined financial statements.

Contractual Obligations and Commercial Commitments

        Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments as of December 31, 2016 are summarized below (dollars in millions):

	2017	2018 - 2019	2020 - 2021	After 2021	Total
Long-term debt, including current portion(1)	$11	$4	$3	$7	$25
Interest(2)	—	1	1	2	4
Operating leases	11	14	8	6	39
Purchase commitments(3)	770	681	82	221	1,754

Total(4)(5)	$792	$700	$94	$236	$1,822

(1)
Excludes long-term debt to affiliates. Further, we expect to borrow $            under either senior notes, term loans, asset based lending facilities, revolving credit facilities, or a combination thereof, to repay debt assumed from Huntsman International in connection with our separation from Huntsman and to make a cash distribution of $             million to Huntsman International.

(2)
Interest calculated using interest rates as of December 31, 2016 and contractual maturity dates.

(3)
We have various purchase commitments extending through 2029 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2016. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our current pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. For each of the years ended December 31, 2016, 2015 and 2014, we made minimum payments of $1 million, nil and nil, respectively, under such take or pay contracts without taking the product.

(4)
Totals do not include commitments pertaining to our pension and other postretirement obligations. Our estimated future contributions to our pension and postretirement plans are as follows (dollars in millions):

	2017	2018 - 2019	2020 - 2021	5-Year Average Annual
Pension plans	$28	$62	$67	$38
Other postretirement obligations	—	—	—	—
(5)
The above table does not reflect expected tax payments and unrecognized tax benefits due to the inability to make reasonably reliable estimates of the timing and amount of payments. For additional discussion on unrecognized tax benefits, see note "18. Income Taxes" to our combined financial statements.

Off-Balance-Sheet Arrangements

        No off-balance sheet arrangements exist at this time.

Restructuring, Impairment and Plant Closing Costs

        Since the Rockwood acquisition, we identified 21 projects in our Titanium Dioxide and Performance Additives segments that have produced significant cost savings and improved global competitiveness. The benefits of these programs were measured at the individual project level while the cost performance of the business as a whole was measured against a benchmark period (fiscal years 2013 and 2014). In addition, we have announced a capacity reduction at our TiO2 manufacturing facility in Calais, France expected to generate approximately $35 million of annual savings. In total, the successful completion of these programs delivered more than $200 million of annual cost synergies to businesses that will be assumed by Venator in connection with the spin-off, 85% of which is attributable to costs of goods sold and 15% of which is attributable to selling, general and administrative expenses.

        For a discussion of restructuring, impairment and plant closing costs, see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

Legal Proceedings

        For a discussion of legal proceedings, see note "21. Commitments and Contingencies" to our combined financial statements.

Environmental, Health and Safety Matters

        As noted in "Business—Environmental, Health and Safety Matters" and " "Risk Factors," we are subject to extensive environmental regulations, which may impose significant additional costs on our operations in the future. While we do not expect any of these enactments or proposals to have a material adverse effect on us in the near term, we cannot predict the longer-term effect of any of these regulations or proposals on our future financial condition. For a discussion of EHS matters, see note "22. Environmental, Health and Safety Matters" to our combined financial statements.

Recently Issued Accounting Pronouncements

        For a discussion of recently issued accounting pronouncements, see note "2. Recently Issued Accounting Pronouncements" to our combined financial statements.

Critical Accounting Policies

        The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in our combined financial statements. Our significant accounting policies are summarized in note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies" to our combined financial statements. Summarized below are our critical accounting policies:

Employee Benefit Programs

        We sponsor several contributory and non-contributory defined benefit plans, covering employees primarily in the U.S., the U.K., Germany and Finland, but also covering employees in a number of other countries. We fund the material plans through trust arrangements (or local equivalents) where the assets are held separately from us. We also sponsor unfunded postretirement plans which provide medical and, in some cases, life insurance benefits covering certain employees in the U.S., Canada and South Africa. Amounts recorded in our combined financial statements are recorded based upon actuarial valuations performed by various third-party actuaries. Inherent in these valuations are numerous assumptions regarding expected long-term rates of return on plan assets, discount rates, compensation increases, mortality rates and health care cost trends. These assumptions are described in note "19. Employee Benefit Plans" to our combined financial statements.

        Management, with the advice of actuaries, uses judgment to make assumptions on which our employee pension and postretirement benefit plan obligations and expenses are based. The effect of a 1% change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Discount rate
—1% increase	$(8)	$(219)
—1% decrease	13	265
Expected long-term rates of return on plan assets
—1% increase	(13)	—
—1% decrease	13	—
Rate of compensation increase
—1% increase	3	25
—1% decrease	(3)	(23)

(1)
Estimated (decrease) increase on 2016 net periodic benefit cost

(2)
Estimated increase (decrease) on December 31, 2016 pension and postretirement liabilities and accumulated other comprehensive loss

Income Taxes

        We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable jurisdictions could affect the realization of deferred tax assets in those jurisdictions. As of December 31, 2016, we had total valuation allowances of $324 million. See note "18. Income Taxes" to our combined financial statements for more information regarding our valuation allowances.

        As of December 31, 2016 and 2015, there were no unremitted earnings of subsidiaries to consider for indefinite reinvestment. Going forward, to the extent future U.S. cash flow needs require distributions from foreign subsidiaries, based on existing law, we expect to have tax attributes (at least up to the amount of anticipated external Venator debt) that could allow repatriation of earnings to the U.S. without incremental U.S. income tax.

        Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make significant judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and apply assumptions in order to measure the amount of the tax benefits to recognize. These judgments are based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in our combined financial statements.

Long-Lived Assets

        The useful lives of our property, plant and equipment are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our property range from 3 to 50 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

        Management uses judgment to estimate the useful lives of our long-lived assets. At December 31, 2016, if the estimated useful lives of our property, plant and equipment had either been one year greater or one year less than their recorded lives, then depreciation expense for 2016 would have been approximately $10 million less or $12 million greater, respectively.

        We are required to evaluate the carrying value of our long-lived tangible and intangible assets whenever events indicate that such carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups that are largely independent of the cash flows of other asset groups to their carrying values. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations. In connection with our asset evaluation policy, we reviewed all of our long-lived assets for indicators that the carrying value may not be recoverable. During 2016, we recorded an impairment charge of $1 million related to the impairment of our South African asset group. See note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

Restructuring and Plant Closing Costs

        We have recorded restructuring charges in recent periods in connection with closing certain plant locations, workforce reductions and other cost savings programs in each of our business segments. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Estimates for plant closing costs include the write-off of the carrying value of the plant, any necessary environmental and/or regulatory costs, contract termination and demolition costs. Estimates for workforce reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information, as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the currently recorded estimate. For further discussion of our restructuring activities, see note "11. Restructuring, Impairment and Plant Closing Costs" to our combined financial statements.

Contingent Loss Accruals

        Environmental remediation costs for our facilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimates of environmental reserves require evaluating government regulation, available technology, site-specific information and remediation alternatives. We accrue an amount equal to our best estimate of the costs to remediate based upon the available information. The extent of environmental impacts may not be fully known and the processes and costs of remediation may change as new information is obtained or technology for remediation is improved. Our process for estimating the expected cost for remediation considers the information available, technology that can be utilized and estimates of the extent of environmental damage. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. As of December 31, 2016, we had recognized a liability of $12 million related to these environmental matters. For further information, see note "22. Environmental, Health and Safety Matters" to our combined financial statements.

        We are subject to legal proceedings and claims arising out of our business operations. We routinely assess the likelihood of any adverse outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known claim. We have an active risk management program consisting of numerous insurance policies secured from many carriers. These policies often provide coverage that is intended to minimize the financial impact, if any, of the legal proceedings. The required reserves may change in the future due to new developments in each matter. For further information, see note "21. Commitments and Contingencies—Legal Proceedings" to our combined financial statements.

Variable Interest Entities—Primary Beneficiary

        We evaluate each of our variable interest entities on an on-going basis to determine whether we are the primary beneficiary. Management assesses, on an on-going basis, the nature of our relationship to the variable interest entity, including the amount of control that we exercise over the entity as well as the amount of risk that we bear and rewards we receive in regards to the entity, to determine if we are the primary beneficiary of that variable interest entity. Management judgment is required to assess whether these attributes are significant. The factors management considered when determining if we have the power to direct the activities that most significantly impact each of our variable interest entity's economic performance included supply arrangements, manufacturing arrangements, marketing arrangements and sales arrangements. We consolidate all variable interest entities for which we have concluded that we are the primary beneficiary. Only two of the three variable interest entities consolidated at December 31, 2016 will ultimately be part of Venator after the spin-off. For the years ended December 31, 2016, 2015 and 2014, the percentage of revenues from our consolidated variable interest entities that will ultimately be attributable to Venator after the spin-off in relation to total revenues from our consolidated variable interest entities is 54%, 44% and 11%, respectively. For further information, see note "7. Variable Interest Entities" to our combined financial statements.

Qualitative and Quantitative Disclosures about Market Risk

        We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity prices. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive loss.

Interest Rate Risk

        In connection with the spin-off, we intend to enter into new financing arrangements. Through our borrowing activities, we expect to be exposed to interest rate risk. Such risk will arise due to the anticipated structure of our debt portfolio, including the mix of fixed and floating interest rates. Actions we may take to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

        From time to time, we may purchase interest rate swaps and/or other derivative instruments to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount.

Foreign Exchange Rate Risk

        Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various foreign currencies. Huntsman has historically entered into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. While it is uncertain whether or not all, or a portion of any, of these derivative instruments will transfer to Venator in connection with the spin-off, it is expected that Venator will continue, at least initially, to enter into future foreign currency derivative transactions, consistent with past practices of Huntsman. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2016 and 2015, we had approximately $64 million and $62 million notional amount (in U.S. dollar equivalents) outstanding, respectively, in forward foreign currency contracts with a term of approximately one month.

BUSINESS

Overview

        Following its spin-off from Huntsman, Venator will be a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide and Performance Additives. We are a leading global producer in many of our key product lines, including TiO2, color pigments, functional additives, timber treatment and water treatment products. We operate 27 facilities, employ approximately 4,500 associates worldwide and sell our products in more than 110 countries.

        We operate in a variety of end markets, including industrial and architectural coatings, construction materials, plastics, paper, printing inks, pharmaceuticals, food, cosmetics, fibers and films and personal care. Within these end markets, our products serve more than 8,500 customers globally. Our production capabilities allow us to manufacture a broad range of functional TiO2 products as well as specialty TiO2 products that provide critical performance for our customers and sell at a premium for certain end-use applications. We are a leading global manufacturer of color pigments and functional additives products and a leading North American producer of timber treatment products. These products provide essential properties for our customers' end-use applications by enhancing the color and appearance of construction materials and delivering performance benefits in other applications such as corrosion and fade resistance, water repellence and flame suppression. We believe that our global footprint and broad product offering differentiates us from our competitors and allows us to better meet our customers' needs.

        For the twelve months ended December 31, 2016, we had total pro forma revenues of $2,139 million. Adjusted EBITDA for the twelve months ended December 31, 2016 was $61 million for our Titanium Dioxide segment and $69 million for our Performance Additives segment. If the 2014 acquisition of Rockwood were to have occurred on January 1, 2010, during the period 2010 through 2016 our combined annual adjusted EBITDA for our business would have averaged $316 million with a high of $818 million and low of $61 million.

        We have substantially transformed our Titanium Dioxide and Performance Additives segments in recent years and have firmly established ourselves as a market leader in each of the industries in which we operate. Our Titanium Dioxide and Performance Additives segments spent $1.3 billion from January 1, 2014 to December 31, 2016 on acquisitions, restructuring and integration. We have recently identified plans for additional business improvements in our Titanium Dioxide and Performance Additives businesses, which are expected to be completed by the end of 2018 and deliver additional adjusted EBITDA to our business. As a result of these efforts, we believe we are well-positioned to capitalize on market recovery and growth opportunities, and maximize profitability as demand and prices increase.

        The table below summarizes the key products, end markets and applications, representative customers, revenues and sales information by segment:

        For additional information about our business segments, including related financial information, see note "24. Operating Segment Information" to our combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Core Strengths

        Venator is committed to continued value creation for its customers and stockholders by focusing on its competitive strengths, including the following:

Well-Positioned to Capitalize on Market Recovery and Growth Opportunities

        We believe that our Titanium Dioxide segment is well-positioned to take advantage of an improvement in the TiO2 industry cycle. TZMI estimates that global TiO2 demand grew by approximately 8.5% in 2016 while production capacity grew by approximately 1%, creating an environment favorable for TiO2 price increases. We successfully negotiated consecutive TiO2 price increases which took effect in the second, third and fourth quarters of 2016, and TZMI estimates that the market price of global high quality TiO2 will grow by approximately $500 per metric ton from December 31, 2016 through the end of 2017. With approximately 782,000 metric tons of annual nameplate production capacity, we are poised to capitalize on recovering TiO2 demand and prices. According to TZMI, most North American plants are currently running at full operating rates and long delivery lead times and in Europe, several plants are running at full operating rates. With the expectation of further price increases beyond 2017, and as capacity utilization increases globally, TiO2 margins are expected to increase to more historically normalized levels. Additionally, with specialty and differentiated products accounting for approximately half of our 2015 TiO2 sales, we believe we are well-positioned to benefit from our attractive market positioning throughout the cycle.

Successful Implementation of Business Transformations

        We have a strong track record of successfully implementing business transformations and have been optimizing our Titanium Dioxide and Performance Additives segments for the past several years. We spent $1.3 billion from January 1, 2014 to December 31, 2016 on acquisitions, restructuring and integration. With these projects, we have positioned ourselves to take advantage of increased demand and product prices during the industry's recovery cycle. Specifically, our Rockwood acquisition provided us the ability to (i) target more specialty and differentiated end markets that yield higher and more stable margins and (ii) deliver more than $200 million of annual cost synergies. We believe our investment in restructuring and acquisitions has materially improved our competitive position and operational profile relative to our competitors, which has positioned us to capitalize on growth opportunities. We have recently identified plans for additional business improvements in our Titanium Dioxide and Performance Additives businesses, which are expected to be completed by the end of 2018 and deliver additional adjusted EBITDA to our business.

Global Producer with Leading Market Positions

        Venator is a leading global producer in many of its key product lines. We are one of the six major producers of TiO2, and we are among the three largest TiO2 producers, with nameplate production capacity of approximately 782,000 metric tons per year, accounting for approximately 11% of global TiO2 production capacity. We believe we are the leader in the specialty TiO2 industry segment, which includes products that sell at a premium and have more stable margins. We believe we are the TiO2 market leader in the fibers and films, cosmetics and food end markets, and are at the forefront of innovation in these applications, with an exciting pipeline of new products and developments that we believe will further enhance our competitive position. We have a leading position in differentiated markets, including performance plastics and printing inks, as well as in a variety of niche market segments where innovation and specialization are high. We believe the differentiation of our products allows us to generate greater growth prospects and stronger customer relationships.

        We believe we are the leading global manufacturer of zinc and barium functional additives, including the only producer of zinc sulfide and the largest global supplier of synthetic barium sulfate, with nameplate capacity to produce 100,000 metric tons of functional additives per year. We are a leading global producer of colored inorganic pigments for the construction materials, coating, plastics and specialty markets. We are one of three global leaders in the manufacture and processing of liquid, powder and granulated forms of iron oxide color pigments, producing approximately 95,000 metric tons per year. We also sell natural and synthetic inorganic pigments and metal carboxylate driers, and are the world's second largest manufacturer of technical grade ultramarine blue pigments.

High Degree of Diversification Across End Markets, Geographies and Customers

        We operate a highly diversified, global business serving a variety of end markets, which provides us with the balance to withstand weakness in any particular market segment. We have total production capacity of approximately 1.3 million metric tons per year through 27 manufacturing facilities operating in 10 countries around the world, which allows us to service the needs of both local and global customers. We have exposure to more than 10 end markets, including architectural coatings, industrial coatings, construction materials, plastics, paper, printing inks, fibers and films, pharmaceuticals, food, cosmetics, wood protection and water purification.

        While our customers include some of the most recognizable names in their respective industries, during the year ended December 31, 2016, no single customer accounted for more than 10% of our Titanium Dioxide segment revenues or more than 10% of Performance Additives segment revenues. We have exposure to both emerging and mature markets, and we believe our geographic mix positions us to take advantage of significant growth opportunities while maintaining a steady stream of cash flows.

Broad Manufacturing Network Enhances Relationships with Global Customers

        We maintain a global manufacturing and distribution network that enables us to serve customers worldwide in a timely and efficient manner. Our Titanium Dioxide segment operates eight TiO2 manufacturing facilities in Europe, North America and Asia and our Performance Additives segment operates 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia. The location of our facilities allows us to be closer to our customers, which enables us to service our customers with greater speed, while reducing tariffs and transportation costs and maximizing our cost competitiveness. Approximately 85% of our TiO2 sales are made directly to customers through our own global sales and technical services network, enabling us to work directly with our customers.

Product Innovation and Technical Services to Grow Our Business

        We maintain a vibrant pipeline of new product developments that are closely aligned with the needs of our customers. Approximately 7% of the 2016 revenues generated by TiO2 originate from products launched in the last five years. In the specialty markets, which have demanding requirements, more than 20% of revenues are generated from products commercialized in the last five years. Our technical expertise and knowledge of our customers' applications is a source of significant competitive advantage, particularly in specialty applications. We believe our business is recognized by customers as the leading innovator in many applications. Our innovations pipeline is focused on differentiated and more specialized product offers for printing inks, industrial coatings performance plastics, cosmetics, food and fibers. Although TiO2 is primarily known for its opacifying properties, our expertise has also enabled us to unlock additional functionality from the TiO2 crystal and our teams are at the leading edge of innovations in UV absorption technology, solar reflectance and catalytic applications. As an example, our UV technology is critical to the development of sunscreens, and our catalyst technology has enabled us to produce TiO2 particles that strip pollutants from exhaust gases and help to remove nitrogen and sulfur contaminants from refinery process streams.

Strong Management Team Driving Results

        We have a strong executive management team that combines deep industry experience with proven leadership. Simon Turner, our President and Chief Executive Officer, previously served as President of the Pigments & Additives segment of Huntsman. He has been employed in the Pigments division for 27 years and his wealth of experience brings an immediate, demonstrated track record of success to Venator. Mr. Turner led the successful business transformation of our business, where we spent $1.3 billion on acquisitions, restructuring and integration positioning us to take advantage of increased demand and product prices during the industry's recovery cycle. Mr. Turner also led the successful integration of our Rockwood acquisition, providing us the ability to (i) target more specialty and differentiated end markets that yield higher and more stable margins and (ii) deliver more than $200 million of annual cost synergies.

        Kurt Ogden, our Senior Vice President and Chief Financial Officer, previously served as Huntsman's Vice President, Investor Relations and Finance, and Russ Stolle, our Senior Vice President, General Counsel and Chief Compliance Officer, previously served as Huntsman's Senior Vice President and Deputy General Counsel. Together, they bring more than 45 years of experience in the chemicals industry, strong relationships with financial markets and a history of success as part of Huntsman's senior management team.

Our Strategy

        As a separate company, we intend to leverage our strengths to accelerate growth and improve profitability by implementing the following strategies:

Focus on Cash Flow Generation and Solid Balance Sheet

        We will focus on cash flow generation by optimizing our cost structure, working capital and capital allocation, including capital expenditures.

        We spent $1.3 billion from January 1, 2014 to December 31, 2016 on acquisitions, restructuring and integration. These restructuring and integration initiatives were substantially completed by the end of 2016. We believe we are now well positioned to reap the benefits of these initiatives. In addition, we have recently identified plans for business improvements in our Titanium Dioxide and Performance Additives businesses, which are expected to be completed by the end of 2018 and deliver additional adjusted EBITDA to our business.

        We will continue to focus on managing fixed costs, increasing productivity and optimizing our manufacturing footprint in each of our segments. We expect that Venator will have a moderate amount of leverage as of the distribution date and will not assume any environmental or legal liabilities from Huntsman which are not directly related to our Titanium Dioxide and Performance Additives businesses. As the TiO2 industry cycle continues to improve and we realize the benefits of our identified business improvements, generating higher EBITDA and cash flow, we expect that Venator's leverage ratios will also improve, providing a solid balance sheet, financial flexibility and the sustainable cash flow to support and further develop our business.

Continue to Drive Operational Excellence and Efficiency Using Innovative and Sustainable Practices

        We will pursue profitable growth for our stockholders and operational excellence and efficiency for our customers while continuing our commitment to safety, sustainability and innovation. We will continue to improve our operational efficiency by moderating our capacity and managing our cash and working capital demands. We have effectively restructured our facilities to adapt to market dynamics and maximize asset efficiency, closed plants as necessary to adjust for changing demand and expanded into new geographies when growth opportunities arose. We continue to exceed industry standards for sustainable practices and are committed to ensuring that our actions are environmentally conscious, which is critical to our future success and vision.

        In our Titanium Dioxide segment, we have developed an asset portfolio that has positioned us as the leading differentiated TiO2 producer in the world, with the ability to flexibly meet customers' demands for both sulfate and chloride TiO2. This has allowed us to reduce our exposure to more commoditized TiO2 applications, while growing our position in the higher value differentiated applications where there is a greater need for technical expertise and client service. We have positioned ourselves to benefit from a return to normalized demand and prices, and we will continue to evaluate industry dynamics to ensure that our strategic position remains flexible and adaptable. We believe our specialty business is three times larger than our next closest competitor.

        In our Performance Additives segment, we have reviewed and rationalized our asset and product portfolio to position us as a competitive, high quality additives supplier into construction materials, coatings and plastics end applications. We continue to optimize our global manufacturing network to reduce operational costs and improve service. We have strong positions in barium and zinc products, ultramarine blue, iron oxides and timber treatment and our customers value our ability to tailor colors and products to meet their exacting specifications.

        Through the restructuring and integration of the Rockwood businesses, including work force reductions, variable and fixed cost optimization and facility closures, we have delivered more than $200 million of annual cost synergies and we will continue to seek opportunities to further optimize our business.

Leverage Leadership and Innovation to Drive Growth

        We plan to leverage management's experience in prior business optimization, restructuring and integration to continue creating leaner business segments that will allow us to more effectively manage costs and drive profitability. We have experienced success in recent cost management programs and plan to continue careful oversight of our cost structure and revenue selections in order to further growth. We continue to focus on using our industry leading technology, innovation and sustainability practices to develop differentiated cutting edge products that meet the needs of our global customers.

        In addition, we benefit from our technical expertise and our ability to provide end-to-end solutions to our customers. We provide our customers with a range of support that includes guidance on the selection of the appropriate products, advice on regulatory aspects and recommendations on the testing of products in final applications. We plan to continue to leverage our technical expertise and knowledge in order to provide an optimal customer platform that is conducive to future growth.

Our Business

        We manufacture TiO2, functional additives, color pigments, timber treatment and water treatment products. Our broad product range, coupled with our ability to develop and supply specialized products into technically exacting end-use applications, has positioned us as a leader in the markets we serve. In 2014, Huntsman acquired the performance additives and TiO2 businesses of Rockwood, broadening our specialty TiO2 product offerings and adding significant scale and capacity to our TiO2 facilities. The Rockwood acquisition positioned us as a leader in the specialty and differentiated TiO2 industry segments, which includes products that sell at a premium and have more stable margins. The Rockwood acquisition also provided us with complementary functional additives, color pigments, timber treatment and water treatment businesses. We have 27 manufacturing facilities operating in 10 countries with a total production capacity of approximately 1.3 million metric tons per year. We operate eight TiO2 manufacturing facilities in Europe, North America and Asia and 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia. For the twelve months ended December 31, 2016, our revenues were $2,139 million. We believe recovery in

TiO2 margins to historic normalized levels would result in a substantial increase in our profitability and cash flow. If the 2014 acquisition of Rockwood were to have occurred on January 1, 2010, during the period 2010 through 2016 our combined annual adjusted EBITDA would have averaged $316 million with a high of $818 million and low of $61 million.

Titanium Dioxide Segment

        TiO2 is derived from titanium bearing ores and is a white inert pigment that provides whiteness, opacity and brightness to thousands of everyday items, including coatings, plastics, paper, printing inks, fibers, food and personal care products. We are one of the six major producers of TiO2 that collectively account for approximately 60% of global TiO2 production capacity according to TZMI. Producers of the remaining 40% are primarily single-plant producers that focus on regional sales. We are among the three largest global TiO2 producers, with nameplate production capacity of approximately 782,000 metric tons per year, accounting for approximately 11% of global TiO2 production capacity. We are able to manufacture a broad range of TiO2 products from functional to specialty. Our specialty products sell at a premium into specialized applications such as fibers, catalysts, food, pharmaceuticals and cosmetics. Our production capabilities are distinguished from some of our competitors because of our ability to manufacture TiO2 using both sulfate and chloride manufacturing processes, which gives us the flexibility to tailor our products to meet our customers' needs. By operating both sulfate and chloride processes, we also have the ability to use a wide range of titanium feedstocks, which enhances the competitiveness of our manufacturing operations, by providing flexibility in the selection of raw materials. This helps insulate us from price fluctuations for any particular feedstock and allows us to reduce our raw material costs.

        In January 2017, a fire started at our TiO2 manufacturing facility in Pori, Finland which has halted production at the facility. The full extent of the damage and resulting financial statement impact are not known at the time of this filing, although we expect that production will not have resumed prior to the completion of the spin-off. Huntsman maintains property and business interruption insurance coverage and the Separation and Distribution Agreement will provide that Venator will have the benefit of the insurance proceeds related to covered costs incurred in connection with repairs or covered lost profits incurred following the distribution date. While we and Huntsman are committed to (i) repairing the facility as quickly as possible, and we anticipate that some level of production will have resumed prior to completion of the spin-off, and (ii) working with our insurer to recoup losses incurred as a result of the fire, until full repairs are made, we will lose access to TiO2 nameplate capacity of up to 130,000 metric tons, which represents approximately 16% of our total TiO2 nameplate capacity.

        We own a portfolio of brands including the TIOXIDE®, HOMBITAN®, HOMBITECH®, UVTITAN® and ALTIRIS® ranges, which are produced in our eight manufacturing facilities around the globe. We service over 2,300 customers in most major industries and geographic regions. Our global manufacturing footprint allows us to service the needs of both local and global customers, including A. Schulman, AkzoNobel, Ampacet, BASF, Clariant, DSM, Flint, PPG, PolyOne, Sherwin-Williams and Sun Chemical.

        There are two manufacturing processes for the production of TiO2, the sulfate process and the chloride process. We believe that the chloride process accounts for approximately 45% of global production capacity. Our production capabilities are distinguished from some of our competitors because of our ability to manufacture TiO2 using both sulfate and chloride manufacturing processes, which gives us the flexibility to tailor our products to meet our customers' needs. Most end-use applications can use pigments produced by either process, although there are markets that prefer pigment from a specific manufacturing route—for example, the inks market prefers sulfate products and the automotive coatings market prefers chloride products. Regional customers typically favor products that are available locally. The sulfate process produces TiO2 in both the rutile and anatase forms, the latter being used in certain high-value specialty applications.

        Once an intermediate TiO2 pigment has been produced using either the chloride or sulfate process, it is "finished" into a product with specific performance characteristics for particular end-use applications. Co-products from both processes require treatment prior to disposal to comply with environmental regulations. In order to reduce our disposal costs and to increase our cost competitiveness, we have developed and marketed the co-products of our Titanium Dioxide segment. We sell approximately 60% of the co-products generated by our business.

        We have an established broad customer base and have successfully differentiated ourselves by establishing ourselves as a market leader in a variety of niche market segments where the innovation and specialization of our products is rewarded with higher growth prospects and strong customer relationships.

Product Type	Rutile TiO2	Anatase TiO2	Nano TiO2
Characteristics	Most common crystal form of TiO2. Harder and more durable crystal form	Softer, less abrasive pigment, preferred for some specialty applications	Ultra-fine TiO2 and other TiO2 specialties
Applications	Coatings, printing inks, PVC window frames, plastic masterbatches	Cosmetics, pharmaceuticals, food, polyester fibers, polyamide fibers	Catalysts and cosmetics

Performance Additives Segment

        Functional Additives.    Functional additives are barium and zinc based inorganic chemicals used to make colors more brilliant, coatings shine, plastic more stable and protect products from fading. We believe we are the leading global manufacturer of zinc and barium functional additives. The demand dynamics of functional additives are closely aligned with those of functional TiO2 given the overlap in applications served, including coatings, plastics and pharmaceuticals.

Product Type	Barium and Zinc Additives
Characteristics	Specialty pigments and fillers based on barium and zinc based chemistry
Applications	Coatings, films, pharmaceuticals, paper and glass fiber reinforced plastics

        Color Pigments.    We are a leading global producer of colored inorganic pigments for the construction, coating, plastics and specialty markets. We are one of three global leaders in the manufacture and processing of liquid, powder and granulated forms of iron oxide color pigments. We also sell natural and synthetic inorganic pigments and metal carboxylate driers. The cost effectiveness, weather resistance, chemical and thermal stability and coloring strength of iron oxide make it an ideal colorant for construction materials, such as concrete, brick and roof tile, and for coatings and plastics. We produce a wide range of color pigments and are the world's second largest manufacturer of technical grade ultramarine blue pigments, which have a unique blue shade and are widely used to correct colors, giving them a desirable clean, blue undertone. These attributes have resulted in ultramarine blue being used world-wide for polymeric applications such as construction plastics, food packaging, automotive polymers, consumer plastics, coatings and cosmetics.

        Our products are sold under a portfolio of brands that are targeted to the construction sector such as DAVIS COLORS®, GRANUFIN® and FERROXIDE® and the following brands HOLLIDAY PIGMENTS, COPPERAS RED® and MAPICO® focused predominantly on the coatings and plastics sectors.

        Our products are also used by manufacturers of colorants, rubber, paper, cosmetics, pet food, digital ink, toner and other industrial uses delivering benefits in other applications such as corrosion protection and catalysis.

        Our construction customers value our broad product range and benefit from our custom blending, color matching and color dosing systems. Our coatings customers benefit from a consistent and quality product.

Product Type	Iron Oxides	Ultramarines	Specialty Inorganics Chemicals	Driers
Characteristics	Powdered, granulated or in liquid form are synthesized using a range of feedstocks	Range of ultramarine blue and violet and also manganese violet pigments	Complex inorganic pigments and cadmium pigments	A range of metal carboxylates and driers
Applications	Construction, coatings, plastics, cosmetics, inks, catalyst and laminates	Predominantly used in plastics, coatings and cosmetics	Coatings, plastics and inks	Predominantly coatings

        Iron oxide pigment's cost effectiveness, weather resistance, chemical and thermal stability and coloring strength make it an ideal colorant for construction materials, such as concrete, brick and roof tile, and for coatings such as paints and plastics. We are one of the three largest synthetic inorganic color pigments producers which together represent more than 50% of the global market for iron oxide pigments. The remaining market share consists primarily of Chinese competitors.

        Made from clay, our ultramarine blue pigments are non-toxic, weather resistant and thermally stable. Ultramarine blue is used world-wide for food contact applications. Our synthetic ultramarines are permitted for unrestricted use in certain cosmetics applications. Ultramarine blue is used extensively in plastics and the paint industry. We focus on supplying our customers with technical grade ultramarine blues and violets to high specification markets such as the cosmetics industry.

        We are now commissioning a new production facility in Augusta, Georgia for the synthesis of iron oxide pigments, which we purchased from Rockwood. During commissioning, the facility has experienced delays producing products at the expected specifications and quantities, causing us to question the capabilities of the Augusta technology. Based on the facility's performance during the commissioning process, we have concluded that production capacity at our Augusta facility will be substantially lower than originally anticipated.

        Copperas, iron and alkali are raw materials for the manufacture of iron oxide pigments. They are used to produce colored pigment particles which are further processed into a finished pigment in powder, liquid, granule or blended powder form.

        Timber Treatment and Water Treatment.    We manufacture wood protection chemicals used primarily in residential and commercial applications to prolong the service life of wood through protection from decay and fungal or insect attack. Wood that has been treated with our products is sold to consumers through major branded retail outlets such as Lowe's.

        We manufacture our timber treatment chemicals in the U.S. and market our products primarily in North America through Viance, LLC ("Viance"), our 50%-owned joint venture with Dow Chemical formed in 2007. Our residential construction products such as ACQ, ECOLIFE™ and Copper Azole are sold for use in decking, fencing and other residential outdoor wood structures. Our industrial construction products such as Chromated Copper Arsenate (CCA) are sold for use in telephone poles and salt water piers and pilings.

        We manufacture our water treatment chemicals in Germany, and these products are used to improve water purity in industrial, commercial and municipal applications. We are one of Europe's largest suppliers of polyaluminium chloride (PAC) based flocculants with approximately 140,000 metric tons of production capacity. Our main markets are municipal and industrial waste water treatment and the paper industry.

Industry Overview and Market Outlook

        Global TiO2 demand growth rates tend to track Global GDP growth rates over the medium term; however, this varies by region. Developed markets such as the U.S. and Western Europe exhibit higher consumption per person but lower demand growth rates, while emerging markets such as Asia exhibit much higher demand growth rates. The TiO2 industry experiences some seasonality in sales reflecting the high exposure to seasonal coatings end-use markets. Coating sales generally peak during the spring and summer months in the northern hemisphere, resulting in greater sales volumes during the second and third quarters of the year.

        Our Company is one of the six major producers of TiO2 in the world that collectively account for approximately 60% of global TiO2 production capacity according to TZMI. Producers of the remaining 40% are primarily single-plant producers that focus on regional sales. TiO2 supply has historically kept pace with increases in demand as producers increased capacity through low cost incremental debottlenecks, efficiency improvements and, more recently, new capacity additions mainly in China. During periods of low TiO2 demand, the industry experiences high stock levels and consequently reduces production to manage working capital. Pricing in the industry is driven primarily by the supply/demand balance.

        Global TiO2 sales in 2016 exceeded 6.0 million metric tons, generating approximately $12.6 billion in industry-wide revenues according to TZMI. The global TiO2 market is highly competitive, and competition is based primarily on product price, quality and technical service. We face competition from producers using the chloride process as well as those using the sulfate process. Due to the ease of transporting TiO2, there is also competition between producers with facilities in different geographies. Over the last decade, there has been substantial growth in TiO2 demand in emerging economies, notably Asia. The growing demand in Asia has consumed the majority of Chinese production. We operate primarily in markets where our product quality and service is valued or preferred by our customers and differentiate us from Chinese TiO2 competitors. Cost advantages are typically driven by the scale of the plant, type of feedstock, source of energy and cost of local labor. We are able to reduce production costs by finding innovative solutions to convert the by-products arising from our sulfate process into value-adding co-products. Today, approximately 60% of all by-products of our sulfate processes are sold as co-products, and we are one of the largest producers of sulfate co-products in the world, including gypsum, copperas and other iron salts. The profitability of a plant is not solely related to its cost structure, but also importantly to its slate of manufactured products. Our differentiated and specialty products, along with our ability to profitably commercialize the associated co-products, significantly enhance our plants' overall profitability. With our competitive cost structure, and our slate of differentiated and specialty products, we believe we are well positioned to compete in a cyclical market.

        Historically, the market for large volume TiO2 applications, including coatings, paper and plastics, has experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of lower capacity utilization, resulting in declining prices and margins. The volatility this market experiences occurs as a result of significant changes in the demand for products as a consequence of global economic activity and changes in customers' requirements. The supply-demand balance is also impacted by capacity additions or reductions that result in changes of utilization rates. In addition, TiO2 margins are impacted by significant changes in major input costs such as energy and feedstock.

        Profitability for TiO2 reached a peak in 2011, with significantly higher demand, prices and margins. Following the peak, utilization rates dropped in 2012 as demand fell due to weaker economic conditions, industry de-stocking and the addition of new TiO2 capacity. There was an associated decline in prices and margins. Over the following three years, demand recovered slowly; however, this modest demand improvement did not result in any significant increase in operating rates, and TiO2 prices consequently declined throughout the period. After reaching a trough in the first quarter of 2016, supply/demand fundamentals began improving in 2016 primarily due to strong global demand growth and some capacity rationalizations. Though the TiO2 market has shown signs of recovery, prices and margins remain below normalized historical levels. With the expectation of global capacity utilization rate improvements and further price increases, TiO2 margins are expected to increase to more historically normalized values. With approximately 70% of Venator's revenue being derived from TiO2 sales during the twelve months ended December 31, 2016, we believe recovery in TiO2 margins to historic normalized levels will result in a substantial increase in our profitability and cash flow.

        Global demand for iron oxide pigments is approximately 1.3 million metric tons per year. Approximately 45% of this demand is generated from Asia, with Europe representing approximately 23% of demand and North America representing approximately 21% of demand. The construction industry consumes approximately 45% of colored iron oxide pigments, where the products are used for the coloring of manufactured concrete products such as paving tiles and precast roof tiles as well as for coloring cast in place concrete such as ready-mix, stucco and mortar. Industrial and architectural coatings represent the second largest segment for iron oxides (approximately 30% of total demand), where these pigments bring color, opacity and fade resistance to a variety of solvent and water-borne coating systems. Growth in the demand for iron oxide pigments is therefore closely linked to demand in the construction and coatings industries.

        More than 90% of functional additives are sold into coatings, plastics and pharmaceuticals end markets. The demand dynamics for functional additives are therefore similar to those of TiO2. Over the last five years, there has been strong growth in demand for functional additives in specific applications such as white BOPET films. Final applications of these films include flat panel displays for televisions, labels and medical diagnostic devices. The demand for ultramarine blue pigments is primarily driven by the plastics industry, with approximately two-thirds of all ultramarine pigments used as colorants in polymeric materials such as packaging, automotive components and consumer plastics.

Customers, Sales, Marketing and Distribution

  Titanium Dioxide Segment

        We serve over 2,300 customers through our Titanium Dioxide segment. These customers produce paints and coatings, plastics, paper, printing inks, fibers and films, pharmaceuticals, food and cosmetics.

        Our ten largest customers accounted for approximately 22% of the segment's sales in 2016 and no single TiO2 customer represented more than 10% of our sales in 2016. Approximately 85% of our TiO2 sales are made directly to customers through our own global sales and technical services network. This network enables us to work directly with our customers and develop a deep understanding of our customers' needs and to develop valuable relationships. The remaining 15% of sales are made through our distribution network. We maximize the reach our distribution network by utilizing specialty distributors in selected markets.

        Larger customers are typically served via our own sales network and these customers often have annual volume targets with associated pricing mechanisms. Smaller customers are served through a combination of our global sales teams and a distribution network, and the route to market decision is often dependent upon customer size and end application.

        Our focus is on marketing products and services to higher growth and higher value applications. For example, we believe that our Titanium Dioxide segment is well-positioned to benefit from growth sectors, such as fibers and films, catalysts, cosmetics, pharmaceuticals and food, where customers' needs are complex resulting in fewer companies that have the capability to support them. We maximize reach through specialty distributors in selected markets. Our focused sales effort, technical expertise, strong customer service and local manufacturing presence have allowed us to achieve leading market positions in a number of the countries where we manufacture our products.

  Performance Additives Segment

        We serve over 6,500 customers through our Performance Additives segment. These customers produce materials for the construction industry, as well as coatings, plastics, pharmaceutical, personal care and catalyst applications.

        Our ten largest customers accounted for approximately 17% of the segment's sales in 2016 and no single Performance Additives customer represented more than 5% of our sales in 2016. Performance Additives segment sales are made directly to customers through our own global sales and technical services network, in addition to utilizing specialty distributors. Our focused sales effort, technical expertise, strong customer service and local manufacturing presence have allowed us to achieve leading market positions in a number of the countries where we manufacture our products. We sell iron oxides primarily through our global sales force whereas our ultramarine sales are predominantly through specialty distributors. We sell the majority of our timber treatment products directly to end customers via our joint venture Viance.

Manufacturing and Operations

  Titanium Dioxide Segment

        As of December 31, 2016, our Titanium Dioxide segment has eight manufacturing facilities operating in seven countries with a total production capacity of approximately 782 thousand metric tons per year.

	Annual Capacity (metric tons)
Product Area	EAME(1)	North America	APAC(2)	Total
TiO2	647,000	75,000	60,000	782,000

(1)
"EAME" refers to Europe, Africa and the Middle East.

(2)
"APAC" refers to the Asia-Pacific region including India.

        Production capacities of our eight TiO2 manufacturing facilities are listed below. Approximately 80% of our TiO2 capacity is in Western Europe.

	Annual Capacity (metric tons)
Site	EAME(1)	North America	APAC	Process
Greatham, U.K.	150,000			Chloride TiO2
Pori, Finland(3)	130,000			Sulfate TiO2
Uerdingen, Germany	107,000			Sulfate TiO2
Duisburg, Germany	100,000			Sulfate TiO2
Huelva, Spain	80,000			Sulfate TiO2
Scarlino, Italy	80,000			Sulfate TiO2
Lake Charles, Louisiana(2)		75,000		Chloride TiO2
Teluk Kalung, Malaysia			60,000	Sulfate TiO2

Total	647,000	75,000	60,000

(1)
Excludes a sulfate plant in Umbogintwini, South Africa, which closed in the fourth quarter of 2016, and our TiO2 finishing plant in Calais, France.

(2)
This facility is owned and operated by LPC, a manufacturing joint venture that is owned 50% by us and 50% by Kronos. The capacity shown reflects our 50% interest in LPC.

(3)
In January 2017, a fire started at our TiO2 manufacturing facility in Pori, Finland which has halted production indefinitely at the facility. While we and Huntsman are committed to (i) repairing the facility as quickly as possible, and we anticipate that some level of production will have resumed prior to completion of the spin-off, and (ii) working with our insurer to recoup losses incurred as a result of the fire, until full repairs are made, we will lose access to up to approximately 16% of our total TiO2 nameplate capacity.

  Performance Additives Segment

        As of December 31, 2016, our Performance Additives segment has 19 manufacturing facilities operating in seven countries with a total production capacity of approximately 540 thousand metric tons per year.

	Annual Capacity (metric tons)
Product Area	EAME	North America	APAC	Total
Functional additives	100,000			100,000
Color pigments	85,000	55,000	20,000	160,000
Timber treatment		140,000		140,000
Water treatment	140,000			140,000

Joint Ventures

        LPC is our 50%-owned joint venture with Kronos. We share production offtake and operating costs of the plant with Kronos, though we market our share of the production independently. The operations of the joint venture are under the direction of a supervisory committee on which each partner has equal representation. Our investment in LPC is accounted for using the equity method.

        Viance is our 50%-owned joint venture with Dow Chemical. Viance markets our timber treatment products. Our joint venture interest in Viance was acquired as part of the Rockwood acquisition on October 1, 2014. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility, and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance's behalf. As a result, we concluded that we are the primary beneficiary and began consolidating Viance upon the Rockwood acquisition on October 1, 2014.

Raw Materials

  Titanium Dioxide Segment

        The primary raw materials used in our Titanium Dioxide segment are titanium-bearing ores.

Titanium Dioxide
Primary raw materials	Titanium bearing ore, sulfuric acid, chlorine

        The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, titanium slag (chloride slag and sulfate slag) and synthetic rutile. According to TZMI, the world market for titanium-bearing ores has a diverse range of suppliers with the four largest accounting for approximately 40% of global supply. The majority of our titanium-bearing ores are sourced from India, Africa, Canada and Norway. Ore accounts for approximately 45% of TiO2 variable manufacturing costs, while utilities (electricity, gas and steam), sulfuric acid and chlorine collectively account for approximately 30% of variable manufacturing costs.

        The majority of the titanium-bearing ores market is transacted on short-term contracts, or longer-term volume contracts with market-based pricing re-negotiated several times per year. This form of market-based ore contract provides flexibility and responsiveness in terms of pricing and quantity obligations.

  Performance Additives Segment

        Our primary raw materials for our Performance Additives segment are as follows:

	Functional Additives	Color Pigments	Timber Treatment	Water Chemicals
Primary raw materials	Barium and zinc based inorganics	Iron oxide particles, scrap iron, copperas alkali	DCOIT, copper, monoethanolamine	Aluminum oxide

        The primary raw materials for functional additives production are barite and zinc. We currently source material barite from China, where we have long standing supplier relationships and pricing is negotiated largely on a purchase by purchase basis. The quality of zinc required for our business is mainly mined in Australia but can also be sourced from Canada and South America. The majority of our zinc is sourced from two key suppliers with whom we have long standing relationships.

        We source our raw material for the majority of our color pigments business from China, the U.S., France and Italy. Key raw materials are iron powder and metal scrap that are sourced from various mid-size and smaller producers primarily on a spot contract basis.

        The primary raw materials for our timber treatment business are dichloro-octylisothiazolinone ("DCOIT") and copper. We source the raw materials for the majority of our timber treatment business from China and the U.S. DCOIT is sourced on a long term contract whereas copper is procured from various mid-size and larger producers primarily on a spot contract basis.

        The primary raw materials for our water treatment business are aluminum hydroxide, hydrochloric acid and nitric acid, which are widely available from a number of sources and typically sourced through long-term contracts. We also use sulfuric acid which we source internally.

Competition

        The global markets in which our business operates are highly competitive and vary according to segment.

  Titanium Dioxide Segment

        Competition within the standard grade TiO2 market is based on price, product quality and service. Our key competitors are The Chemours Company, Tronox Limited, Kronos and National Titanium Dioxide Company, Ltd. ("Cristal"), each of which is a major global producer with the ability to service all global markets and Henan, a Chinese TiO2 producer. If any of our current or future competitors develops proprietary technology that enables them to produce products at a significantly lower cost, our technology could be rendered uneconomical or obsolete. Moreover, the sulfate based TiO2 technology used by our Titanium Dioxide segment is widely available. Accordingly, barriers to entry, apart from capital availability, may be low and the entrance of new competitors into the industry may reduce our ability to capture improving margins in circumstances where capacity utilization in the industry is increasing.

        Competition within the specialty TiO2 market and the color pigments market is based on customer service, technical expertise in the customers' applications, product attributes (such as product form and quality), and price. Product quality is particularly critical in the technically demanding applications in which we focus as inconsistent product quality adversely impacts consistency in the end-product. Our primary competitors within specialty TiO2 include Fuji Titanium Industry, Kronos and Precheza.

  Performance Additives Segment

        Competition within the functional additives market is primarily based on application know-how, brand recognition, product quality and price. Key competitors for barium-based additives include Solvay S.A.,

Sakai Chemical Industry Co., Ltd., 20 Microns Ltd., and various Chinese barium producers. Key competitors for zinc-based additives include various Chinese lithopone producers.

        Our primary competitors within color pigments include Lanxess AG, Cathay Pigments Group, Ferro Corporation and Shanghai Yipin Pigments Co., Ltd.

        Competition within the timber treatment market is based on price, customer support services, innovative technology, including sustainable solutions and product range. Our primary competitors are Lonza Group and Koppers Inc. Competition within the water treatment market is based on proximity to customers and price. Our primary competitors are Kemira Oyj and Feralco Group.

Intellectual Property

        Proprietary protection of our processes, apparatuses, and other technology and inventions is important to our businesses. When appropriate, we file patent and trademark applications, often on a global basis, for new product development technologies. For example, we have patented and trademarked our new solar reflecting technologies (ALTIRIS® pigments) that are used to keep colored surfaces cooler when they are exposed to the sun. We hold numerous patents and, while a presumption of validity exists with respect to issued U.S. patents, we cannot assure that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure the issuance of any pending patent application, or that if patents do issue, that these patents will provide meaningful protection against competitors or against competitive technologies. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner.

        We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. There can be no assurance, however, that confidentiality and other agreements into which we enter and have entered will not be breached, that they will provide meaningful protection for our trade secrets or proprietary know-how, or that adequate remedies will be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, there can be no assurance that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

        In addition to our own patents, patent applications, proprietary trade secrets and know-how, we are a party to certain licensing arrangements and other agreements authorizing us to use trade secrets, know-how and related technology and/or operate within the scope of certain patents owned by other entities. We also have licensed or sub-licensed intellectual property rights to third parties.

        Certain of our products are well-known brand names. Some of these registrations and applications include filings under the Madrid system for the international registration of marks and may confer rights in multiple countries. However, there can be no assurance that the trademark registrations will provide meaningful protection against the use of similar trademarks by competitors, or that the value of our trademarks will not be diluted. In our Titanium Dioxide segment, we consider our TIOXIDE®, HOMBITAN®, HOMBITECH®, UVTITAN®, HOMBIKAT™, DELTIO® and ALTIRIS® trademarks to be valuable assets. In our Performance Additives segment, we consider BLANC FIXE™, GRANUFIN™, FERROXIDE®, ECOLIFE™ and NICASAL® trademarks to be valuable assets.

        Because of the breadth and nature of our intellectual property rights and our business, we do not believe that any single intellectual property right (other than certain trademarks for which we intend to maintain the applicable registrations) is material to our business. Moreover, we do not believe that the termination of intellectual property rights expected to occur over the next several years, either individually or in the aggregate, will materially adversely affect our business, financial condition or results of operations.

        Please also see the section entitled "Arrangements between Huntsman and our Company" for a description of the material terms of the intellectual property license arrangements that we intend to enter into with Huntsman prior to the consummation of the distribution.

Research and Development

        We support our businesses with a major commitment to research and development, technical services and process engineering improvement. We believe innovation is critical in providing customer satisfaction and in maintaining sustainability and competitiveness in markets in which we participate. Our research and development and technical services facilities are in Wynyard, England and Duisburg, Germany. Much of our research and development is focused on solutions that address significant emerging trends in the market.

        The research and development team maintains a vibrant pipeline of new developments that are closely aligned with the needs of our customers. Approximately 7% of the 2016 revenues generated by TiO2 originate from products launched in the last five years. In the specialty markets, which have demanding and dynamic requirements, more than 20% of revenues are generated from products commercialized in the last five years. We believe we are recognized by our customers as the leading innovator in applications such as printing inks, performance plastics, cosmetics, food and fibers, and our products in these applications are regarded as benchmarks in the industry. Our innovations include the development of different pigmentary properties, such as enhanced glossiness and opacity in ink products, as well as new dosage forms of TiO2. In addition, our expertise has also enabled us to unlock additional functionality from the TiO2 crystal and our teams are at the leading edge of innovations in UV absorption technology that is critical to the development of sunscreens, as well as the optimization of TiO2 particles for use in catalytic processes that strip pollutants from exhaust gases and help to remove nitrogen and sulfur contaminants from refinery process streams.

        For the years ended December 31, 2016, 2015 and 2014, on a pro forma basis for the Rockwood acquisition as if it occured on January 1, 2014, we spent $15.2 million, $16.6 million and $20.8 million, respectively, on research and development.

Geographic Data

        For sales revenue and long-lived assets by geographic areas, see note "13. Operating Segment Information" to our combined financial statements.

Environmental, Health and Safety Matters

        General.    We are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to safety, pollution, protection of the environment, product management and distribution, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of safety laws, environmental laws or permit requirements could result in restrictions or prohibitions on plant operations or product distribution, substantial civil or criminal sanctions, and, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities. Information related to EHS matters may also be found in other areas of this report including "Risk Factors," note "2. Summary of Significant Accounting Policies—Environmental Expenditures" to our combined financial statements and note "22. Environmental, Health and Safety Matters" to our combined financial statements.

        We are subject to a wide array of laws governing chemicals, including the regulation of chemical substances and inventories under TSCA in the U.S. and CLP regulation in Europe. Analogous regimes exist in other parts of the world, including China, South Korea, and Taiwan. In addition, a number of countries where we operate, including the United Kingdom, have adopted rules to conform chemical labeling in accordance with the globally harmonized system. Many of these foreign regulatory regimes are in the process of a multi-year implementation period for these rules. For example, GHS established a uniform system for the classification, labeling and packaging of certain chemical substances and ECHA is currently in the process of determining if certain chemicals should be proposed to the European Commission to receive a carcinogenic classification.

        Certain of our products are being evaluated under CLP regulation and their classification could negatively impact sales. On May 31, 2016, ANSES submitted a proposal to ECHA that would classify TiO2 as a Category 1B Carcinogen classification presumed to have carcinogenic potential for humans by inhalation. Potential outcomes before both the RAC and the Commission are a final classification as a Category 1B Carcinogen (described by the EU regulation as "presumed to have carcinogenic potential for humans, classification is largely based on human evidence"), a Category 2 Carcinogen classification (described by the EU regulation as "suspected human carcinogens", classification on the basis of evidence obtained from human and/or animal studies, but which is not sufficiently convincing to place the substance in category 1A or 1B) or a decision of no classification, with the Commission making the final decision. Huntsman, together with other companies, relevant trade associations and Cefic, submitted comments opposing any classification of TiO2 as carcinogenic, based on evidence from multiple epidemiological studies covering more than 24,000 production workers at 18 TiO2 manufacturing sites over several decades that found no increased incidence of lung cancer as a result of workplace exposure to TiO2 and other scientific studies that concluded that the response to lung overload studies with poorly soluble particles upon which the ANSES proposed classification is based is unique to the rat and is not seen in other animal species or humans. If ECHA were to recommend, and the European Commission were to subsequently adopt, either a Category 1B or Category 2 Carcinogen classification, it could require that many end-use products manufactured with TiO2 be classified as containing a potential carcinogenic component, which could negatively impact public perception of products containing TiO2, limit the marketability of and demand for TiO2 or products containing TiO2 and potentially have spill-over, restrictive effects under other EU laws, e.g., those affecting medical and pharmaceutical applications, cosmetics, food packaging and food additives. Such classifications would also affect manufacturing operations by subjecting us to new work place requirements that could significantly increase costs. The resulting restrictions in the market place and impact on operations and profitability would be less significant in the event of a Category 2 classification for TiO2 compared to the Category 1B classification proposed by ANSES. In addition, under the Separation and Distribution Agreement, we are required to indemnify Huntsman for any liabilities relating to our TiO2 operations.

        Environmental, Health and Safety Systems.    We are committed to achieving and maintaining compliance with all applicable EHS legal requirements, and we have developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to our operations, enhance compliance with applicable legal requirements, improve the safety of our employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist us in our compliance goals while also fostering efficiency and improvement and reducing overall risk to us.

        Environmental Remediation.    We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources. Based on available information, we believe that the costs to investigate and remediate known contamination will not have a material effect on our financial statements. At the current time, we are unable to estimate the total cost to remediate contamination sites.

        Under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third party sites, including, but not limited to, sites listed under CERCLA.

        Under the Resource Conservation and Recovery Act in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities, such as India, France and Italy.

        Climate Change.    Globally, our operations are increasingly subject to regulations that seek to reduce emissions of GHGs, such as carbon dioxide and methane, which may be contributing to changes in the earth's climate. At the Durban negotiations of the Conference of the Parties to the Kyoto Protocol in 2012, a limited group of nations, including the EU, agreed to a second commitment period for the Kyoto Protocol, an international treaty that provides for reductions in GHG emissions. More significantly, the EU GHG Emissions Trading System ("ETS"), established pursuant to the Kyoto Protocol to reduce GHG emissions in the EU, continues in its third phase. The European Parliament has used a process to formalized "backloading"—the withholding of GHG allowances during 2012-2016 until 2019-2020 to prop up carbon prices. As backloading is only a temporary measure, a sustainable solution to the imbalance between supply and demand requires structural changes to the ETS. The European Commission proposes to establish a market stability reserve to address the current surplus of allowances and improve the system's resilience. The reserve will start operating in 2019. In addition, the EU has recently announced the binding target to reduce domestic GHG emissions by at least 40% below the 1990 level by 2030. The European Commission proposed an objective of increasing the share of renewable energy to at least 27% of the EU's energy consumption by 2030. The European Council endorsed this target, which is binding at the EU level. The European Commission also proposed a 30% energy savings target for 2030. The European Council, however, endorsed an indicative target of 27% to be reviewed in 2020 having in mind a 30% target. In addition, the 2015 Paris climate summit agreement resulted in voluntary commitments by numerous countries to reduce their GHG emissions. More than 100 nations have ratified the agreement, and it entered into force on November 4, 2016. The agreement could result in additional firm commitments by various nations with respect to future GHG emissions.

        In addition, at the 2015 United Nations Framework Convention on Climate Change in Paris, the United States and nearly 200 other nations entered into an international climate agreement. Although this agreement does not create any binding obligations for nations to limit their GHG emissions, it does include pledges to voluntarily limit or reduce future emissions. The Paris Agreement entered into force in November 2016. The United States is one of over 100 nations that have indicated an intent to comply with the agreement.

        Federal climate change legislation in the U.S. appears unlikely in the near-term. As a result, domestic efforts to curb GHG emissions will continue to be led by the EPA's GHG regulations and the efforts of states. To the extent that our domestic operations are subject to the EPA's GHG regulations, we may face increased capital and operating costs associated with new or expanded facilities. Significant expansions of our existing facilities or construction of new facilities may be subject to the Clean Air Act's (the "CAA") requirements for pollutants regulated under the Prevention of Significant Deterioration and Title V programs.

        In August 2015, the EPA issued its final Clean Power Plan rules that establish carbon pollution standards for power plants, called CO2 emission performance rates. In February 2016, the U.S. Supreme Court granted a stay of the implementation of the Clean Power Plan. This stay will remain in effect until the conclusion of the appeals process. It is not yet clear how the courts will rule on the legality of the Clean Power Plan. If the rules are upheld at the conclusion of this appellate process, and depending on how states decide to implement these rules, they may result in national or regional credit trading schemes. Collectively, these rules and agreements may affect the long-term price and supply of electricity and natural gas and demand for products that contribute to energy efficiency and renewable energy. These various regulations and agreements are likely to result in increased costs to purchased energy, additional capital costs for installation or modification of GHG emitting equipment, and additional costs associated directly with GHG emissions (such as cap and trade systems or carbon taxes), which are primarily related to energy use. Compliance with these regulations and any more stringent restrictions in the future may increase our operational costs.

        Under a consent decree with states and environmental groups, the EPA is due to propose new source performance standards for GHG emissions from refineries. These standards could significantly increase the costs of constructing or adding capacity to refineries and may ultimately increase the costs or decrease the supply of refined products. Either of these events could have an adverse effect on our business. We are already managing and reporting GHG emissions, to varying degrees, as required by law for our sites in locations subject to Kyoto Protocol obligations and/or ETS requirements. Although these sites are subject to existing GHG legislation, few have experienced or anticipate significant cost increases as a result of these programs, although it is possible that GHG emission restrictions may increase over time. Potential consequences of such restrictions include capital requirements to modify assets to meet GHG emission restrictions and/or increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

        Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any of those effects were to occur, they could have an adverse effect on our assets and operations.

Employees

        As of December 31, 2016, we employed approximately 4,500 associates in our operations around the world. We believe our relations with our employees are good.

Legal Proceedings

        We are a party to various legal proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws.

        Pursuant to the Separation and Distribution Agreement, we expect Venator to indemnify Huntsman against certain liabilities, including the litigation liabilities discussed below that arose prior to the distribution. The term of this indemnification is indefinite and includes defense costs and expenses, as well as monetary and non-monetary settlements and judgments. Also, pursuant to the Separation and Distribution Agreement, we expect Venator to indemnify Huntsman against liabilities that may arise in the future in connection with the Venator business, including environmental, tax and product liabilities. For additional information see note "21. Commitments and Contingencies" to our combined financial statements.

        Antitrust Matters.    We were named as a defendant in consolidated class action civil antitrust suits filed on February 9 and 12, 2010 in the U.S. District Court for the District of Maryland alleging that we, our co-defendants and other alleged co-conspirators conspired to fix prices of TiO2 sold in the U.S. between at least March 1, 2002 and the present. The other defendants named in this matter were E. I. du Pont de Nemours and Company (DuPont), Kronos and Cristal (formerly Millennium). On August 28, 2012, the court certified a class consisting of all U.S. customers who purchased TiO2 directly from the defendants (the "Direct Purchasers") since February 1, 2003. On December 13, 2013, we and all other defendants settled the Direct Purchasers litigation and the court approved the settlement. We paid the settlement in an amount immaterial to our financial statements.

        On November 22, 2013, we were named as a defendant in a civil antitrust suit filed in the U.S. District Court for the District of Minnesota brought by a Direct Purchaser who opted out of the Direct Purchasers class litigation (the "Opt-Out Litigation"). On April 21, 2014, the court severed the claims against us from the other defendants sued and ordered our case transferred to the U.S. District Court for the Southern District of Texas. Subsequently, Kronos, another defendant, was also severed from the Minnesota case and claims against it were transferred and consolidated for trial with our case in the Southern District of Texas. On February 26, 2016, we reached an agreement to settle the Opt-Out Litigation and subsequently paid the settlement in an amount immaterial to our financial statements.

        We were also named as a defendant in a class action civil antitrust suit filed on March 15, 2013 in the U.S. District Court for the Northern District of California by the purchasers of products made from TiO2 (the "Indirect Purchasers") making essentially the same allegations as did the Direct Purchasers. On October 14, 2014, plaintiffs filed their Second Amended Class Action Complaint narrowing the class of plaintiffs to those merchants and consumers of architectural coatings containing TiO2. On August 11, 2015, the court granted our motion to dismiss the Indirect Purchasers litigation with leave to amend the complaint. A Third Amended Class Action Complaint was filed on September 29, 2015 further limiting the class to consumers of architectural paints. Plaintiffs have raised state antitrust claims under the laws of 15 states, consumer protection claims under the laws of nine states, and unjust enrichment claims under the laws of 16 states. On November 4, 2015, we and our co-defendants filed another motion to dismiss. On June 13, 2016, the court substantially denied the motion to dismiss except as to consumer protection claims in one state. The parties are negotiating a resolution to this action.

        On August 23, 2016, we were named as a defendant in a fourth civil antitrust suit filed in the U.S. District Court for the Northern District of California by an Indirect Purchaser, Home Depot. Home Depot is an Indirect Purchase primarily through paints it purchases from various manufacturers. Home Depot makes the same claims as the Direct and Indirect Purchasers and seeks treble damages for its increased costs from purchasing paint.

        These Indirect Purchasers seek to recover injunctive relief, treble damages or the maximum damages allowed by state law, costs of suit and attorneys' fees. We are not aware of any illegal conduct by us or any of our employees. Nevertheless, we have incurred costs relating to these claims and could incur additional costs in amounts which in the aggregate could be material to us. Because of the overall complexity of these cases, we are unable to reasonably estimate any possible loss or range of loss and we have not made a material accrual with respect to these claims.

        Other Proceedings.    We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in our combined financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.

Properties

        We own or lease chemical manufacturing and research facilities in the locations indicated in the list below which we believe are adequate for our short-term and anticipated long-term needs. We own or lease office space and storage facilities throughout the world. Our headquarters operations are conducted across two of our administrative offices: The Woodlands, Texas and Wynyard, U.K. The Woodlands location is where our principal executive offices are located, at 10001 Woodloch Forest Drive, The Woodlands, Texas, 77380. The following is a list of our principal owned or leased properties where manufacturing, research and main office facilities are located.

Location(2)	Business Segment(4)	Description of Facility
Wynyard, U.K.(1)	Various	Headquarters & Administrative Offices, Research Facility and Shared Services Center
Greatham, U.K.	TiO2	TiO2 Manufacturing Facility
Birtley, U.K.	Additives	Color Pigments Manufacturing Facility
Kidsgrove, U.K.	Additives	Color Pigments Manufacturing Facility
Sudbury, U.K.	Additives	Color Pigments Manufacturing Facility
Duisburg, Germany	Various	TiO2, Functional Additives, Water Treatment Manufacturing and Research Facility and Administrative Offices
Ibbenbueren, Germany	Additives	Water Treatment Manufacturing Facility
Uerdingen, Germany(1)	TiO2	TiO2 Manufacturing Facility
Schwarzheide, Germany(1)	Additives	Water Treatment Manufacturing Facility
Walluf, Germany(1)	Additives	Color Pigments Manufacturing Facility
Everberg, Belgium	Various	Shared Services Center and Administrative Offices
Calais, France	TiO2	TiO2 Finishing Facility
Comines, France	Additives	Color Pigments Manufacturing Facility
Huelva, Spain	TiO2	TiO2 Manufacturing Facility
Scarlino, Italy	TiO2	TiO2 Manufacturing Facility
Turin, Italy	Additives	Color Pigments Manufacturing Facility
Pori, Finland	TiO2	TiO2 Manufacturing Facility
Taicang, China(1)	Additives	Color Pigments Manufacturing Facility
Teluk Kalung, Malaysia	TiO2	TiO2 Manufacturing Facility
Kuala Lumpur, Malaysia(1)	Various	Shared Services Center and Administrative Offices
Dandenong, Australia(1)	Additives	Color Pigments Manufacturing Facility
Augusta, Georgia	Additives	Color Pigments Manufacturing Facility
Lake Charles, Louisiana(3)	TiO2	TiO2 Manufacturing Facility
Beltsville, Maryland(1)	Additives	Color Pigments Manufacturing Facility
Los Angeles, California	Additives	Color Pigments Manufacturing Facility
St. Louis, Missouri(1)	Additives	Color Pigments Manufacturing Facility
Harrisburg, North Carolina	Additives	Timber Treatments Manufacturing Facility
Easton, Pennsylvania(1)	Additives	Color Pigments Manufacturing Facility
Freeport, Texas	Additives	Timber Treatments Manufacturing Facility
The Woodlands, Texas(1)	Various	Headquarters & Administrative Offices

(1)
Leased land and/or building.

(2)
Excludes a sulfate plant in Umbogintwini, South Africa, which was closed in the fourth quarter of 2016.

(3)
Owned by LPC, our unconsolidated manufacturing joint venture which is owned 50% by us and 50% by Kronos.

(4)
Solely for purposes of this column, "TiO2" and "Additives" represent the Titanium Dioxide and Performance Additives segments, respectively.

MANAGEMENT

Executive Officers

        The following table sets forth information, as of March 14, 2017, regarding the individuals who are expected to serve as our executive officers following the distribution.

Name	Age	Position(s) at Venator
Simon Turner	53	President and Chief Executive Officer
Kurt D. Ogden	48	Senior Vice President and Chief Financial Officer
Russ R. Stolle	54	Senior Vice President, General Counsel and Chief Compliance Officer

        Simon Turner will serve as President and Chief Executive Officer of Venator and as a director of Venator. Mr. Turner has served as Division President, Pigments & Additives, at Huntsman since November 2008, Senior Vice President, Pigments & Additives, from April 2008 to November 2008, Vice President of Global Sales from September 2004 to April 2008 and General Manager Co-Products and Director Supply Chain and Shared Services from July 1999 to September 2004. Prior to joining Huntsman, Mr. Turner held various positions with Imperial Chemical Industries (ICI). Mr. Turner's extensive experience in the chemical industry, his wealth of knowledge of our business and his demonstrated track record of success in leading the Pigments & Additives segment of Huntsman will make him a valuable member of our board of directors.

        Kurt D. Ogden will serve as Senior Vice President and Chief Financial Officer of Venator. Mr. Ogden has served as Vice President, Investor Relations and Finance of Huntsman since February 2009 and as Director, Corporate Finance from October 2004 to February 2009. Between 2000 and 2004, he was Executive Director Financial Planning and Analysis with Hillenbrand Industries and Vice President Treasurer with Pliant Corporation. Mr. Ogden began his career with Huntsman Chemical Corporation in 1993 and held various positions with related companies up to 2000. Mr. Ogden is a Certified Public Accountant.

        Russ R. Stolle will serve as Senior Vice President, General Counsel and Chief Compliance Officer of Venator. Mr. Stolle has served as Senior Vice President and Deputy General Counsel of Huntsman since January 2010. From October 2006 to January 2010, Mr. Stolle served as Huntsman's Senior Vice President, Global Public Affairs and Communications, from November 2002 to October 2006, he served as Huntsman's Vice President and Deputy General Counsel, from October 2000 to November 2002, he served as Huntsman's Vice President and Chief Technology Counsel and from April 1994 to October 2000 he served as Huntsman's Chief Patent and Licensing Counsel. Prior to joining Huntsman in 1994, Mr. Stolle had been an attorney with Texaco Inc. and an associate with the law firm of Baker Botts L.L.P.

Board of Directors

        The following table sets forth information, as of March 14, 2017, regarding the individuals who are expected to serve as members of our board of directors following the distribution. Additional individuals will be appointed prior to the distribution, and we will include information concerning those individuals, including class assignments, in an amendment to this information statement.

Name	Age
Peter R. Huntsman	53
Simon Turner	53

        Peter R. Huntsman was appointed as a director of Venator in October 2016. Mr. Huntsman currently serves as President, Chief Executive Officer and a director of Huntsman and has served as a director of Huntsman and its affiliated companies since 1994. Prior to his appointment in July 2000 as CEO of Huntsman, Mr. Huntsman had served as its President and Chief Operating Officer since 1994. In 1987, after working for Olympus Oil since 1983, Mr. Huntsman joined Huntsman Polypropylene Corporation as Vice President before serving as Senior Vice President and General Manager. Mr. Huntsman has also served as Senior Vice President of Huntsman Chemical Corporation and as a Senior Vice President of Huntsman Packaging Corporation, a former subsidiary of Huntsman. Mr. Huntsman's current position as Huntsman's CEO enables him to bring invaluable operational, financial, regulatory and governance insights to our board of directors, and his considerable role in the history and management of Huntsman and its affiliates enables him to advise our board of directors on our business, the chemical industry and related opportunities and challenges as we transition into a standalone company, and will help provide continuity for employees and customers.

Board Committees

        Upon completion of the spin-off, our board of directors will have the following committees:

  Audit Committee

        Our Audit Committee will be composed entirely of independent directors. The committee will meet separately with representatives of our independent auditors, our internal audit personnel and representatives of senior management in performing its functions. The Audit Committee will approve the services of the independent auditors and review the general scope of audit coverage, matters relating to internal controls systems and other matters related to accounting and reporting functions. The board of directors is expected to determine that all of the members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as required by the applicable NYSE listing standards. The board of directors is also expected to determine that at least one member of the Audit Committee will qualify as an audit committee financial expert under the applicable rules of the Exchange Act.

  Compensation Committee

        Our Compensation Committee will be composed of a majority of independent directors. The committee will be responsible for (i) determining compensation for our Chief Executive Officer and other executive officers, (ii) overseeing and approving compensation and employee benefit policies and (iii) reviewing and discussing with our management the Compensation Discussion and Analysis and related disclosure included in our annual proxy statement.

  Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee will be composed of a majority of independent directors. The committee will make proposals to the board of directors for candidates to be nominated by the board of directors to fill vacancies or for new directorship positions, if any, which may be created from time to time. The Nominating and Corporate Governance Committee will also develop and recommend a set of corporate governance guidelines to our board of directors and oversee evaluation of our board and management.

Director Independence

        To qualify as "independent" under the NYSE listing standards, a director must meet objective criteria set forth in the NYSE listing standards, and the board of directors must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director. The NYSE independence criteria include that the director not be our employee and not have engaged in various types of business dealings with us.

        The board of directors will review all direct or indirect business relationships between each Director (including his or her immediate family) and us, as well as each Director's relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. Immediately following the separation, we expect a majority of the board of directors will be independent.

Corporate Governance Policies

        Our board of directors will adopt corporate governance policies that among other matters, will provide for the following: membership on the board is made up of a majority of independent directors who, at a minimum, meet the criteria for independence required by the NYSE; each regularly scheduled board of directors meeting will include an executive session of the non-management directors; the independent directors will meet in executive session at least once annually; the board of directors and its committees will conduct an annual self-evaluation; non-management directors are not permitted to serve as a director for more than three other public companies; our Chief Executive Officer is not permitted to serve as a director for more than two other public companies; directors are expected to attend all meetings of the board of directors and of the committees of which they are members; directors not also serving as executive officers are required to offer their resignation effective at the next annual meeting of stockholders upon reaching their 75th birthday (subject to certain exceptions); directors are required to offer their resignation upon a change in their principal occupation; directors should function consistent with the highest level of professional ethics and integrity; and to effectively discharge their oversight duties, directors have full and free access to our officers and employees.

Financial Code of Ethics and Business Conduct Guidelines

        Our board of directors will adopt a Financial Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer or Controller. Among other matters, this code will be designed to promote: honest and ethical conduct; ethical handling of actual or apparent conflicts of interest; full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications; compliance with applicable governmental laws and regulations and stock exchange rules; prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and accountability for adherence to the code. In addition, our board of directors will adopt Business Conduct Guidelines, which will require all directors, officers and employees to adhere to these guidelines in addressing the legal and ethical issues encountered in conducting their work.

Compensation Committee Interlocks and Insider Participation

        During the fiscal year ended December 31, 2016, the Titanium Dioxide and Performance Additives segments were operated by subsidiaries of Huntsman and not through a separate company and therefore did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as our executive officers will be made initially by Huntsman.

 EXECUTIVE COMPENSATION

        Upon the completion of the spin-off, we will be a newly incorporated company formed to hold the assets of the Titanium Dioxide and Performance Additives segment of Huntsman's business, which, prior to the consummation of the spin-off, comprised a portion of the business and assets of Huntsman. The individuals identified above as our executive officers will serve as our "named executive officers" (or "NEOs"), and these individuals have not historically acted as a management team prior to this spin-off. Two of the executive officers have not historically provided management services specifically directed at the combined assets, as Messrs. Ogden and Stolle have historically provided services to Huntsman generally across all its operating segments. Accordingly, we do not have historical compensation information for Messrs. Ogden and Stolle to disclose at this time. Mr. Simon Turner has acted as the President of the Pigments & Additives segment of Huntsman in previous years, therefore we have included information regarding the compensation and benefits that Huntsman provided to Mr. Turner during the 2016 year (and with respect to the Summary Compensation Table, with respect to the 2014 and 2015 years). All discussions regarding compensation policies and programs with respect to Mr. Turner's historical compensation relate to Huntsman policies and programs. For a more detailed explanation of the Huntsman compensation plans applicable to Huntsman's named executive officers and certain executive officers, see the section titled "Compensation Discussion and Analysis" within Huntsman's latest definitive proxy statement filed with the SEC. Following the spin-off, Mr. Turner and our other NEOs will receive compensation and benefits under our compensation programs and plans, which may not mirror the Huntsman plans described below for Mr. Turner.

2016 Summary Compensation Table

        The following table details compensation paid to or earned by Simon Turner, our President and Chief Executive Officer under Huntsman's compensation programs and plans for the years ended December 31, 2016, 2015 and 2014.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value & Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
Simon Turner(6)	2016	$517,419	$—	$420,000	$179,999	$541,785	$2,420,323	$111,052	$4,190,578
President and Chief	2015	544,616	—	595,003	255,001	843,613	1,181,977	107,519	3,527,729
Executive Officer	2014	539,219	150,000	400,000	400,000	171,542	1,658,686	86,037	3,405,484

(1)
This column reflects the aggregate grant date fair value of awards of restricted stock and, beginning in 2015, performance share units computed in accordance with FASB ASC Topic 718. For purposes of restricted stock awards, fair value is calculated using the closing price of Huntsman stock on the date of grant. For purposes of performance share unit awards, fair value is calculated based on the probability of attaining the target performance goals on the date of grant. For information on the valuation assumptions with regard to stock awards, refer to the notes to Huntsman's financial statements in its annual report on Form 10-K for the applicable years ended December 31, 2016, 2015 or 2014, respectively, as filed with the SEC. These amounts reflect the fair value of the reported awards on the date of grant and may not correspond to the actual value that will be recognized.

(2)
This column reflects the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. The fair value of each stock option award is determined on the date of the grant using the Black-Scholes valuation model. For information on the valuation assumptions regarding option awards, refer to the notes to Huntsman's financial statements in its annual report on Form 10-K for the applicable years ended December 31, 2016, 2015 or 2014, respectively, as filed with the SEC.

(3)
This column reflects the Huntsman annual cash performance awards that were earned for 2016 and paid during the first quarter of 2017.

(4)
This column reflects the aggregate amount of any change in pension value in 2016, to the extent any such aggregate change is positive.

(5)
The methodology used to compute the aggregate incremental cost of perquisites and other personal benefits is based on the total cost to Huntsman, and such costs are required to be reported under SEC rules when the total cost exceeds $10,000 in the aggregate for a NEO. The table below details the components reported in the "All Other Compensation" column of the Summary Compensation Table for 2016. Amounts in the table were either paid directly by or were reimbursed by Huntsman.

Simon Turner
Personal Use of Auto	$20,937
Family Travel	4,652
Company Contributions to Retirement
Huntsman UK Pension Plan	—
Huntsman UK Pension Plan Cash Alternative*	78,267
Global Pension Membership Tax Gross-Up*	7,196

Total	$111,052

*
During 2016, Huntsman incurred $78,267, which represents the contribution amount over the allowable limit to the Huntsman UK Pension Plan payable in cash to Mr. Turner. The Huntsman UK Pension Plan is a qualified defined contribution retirement plan available to its U.K. employees. Associated with the nonqualified Huntsman Global Pension Scheme, Huntsman incurred $7,196 to gross-up taxes associated with its contributions to this plan.
(6)
For reporting purposes, the 2016 values for Mr. Turner have been converted using an exchange rate of 1 GBP to 1.3953 USD, being the exchange rate as of February 29, 2016 (which is the internal date used to estimate pro forma elements of compensation). Values for 2014 and 2015 were calculated based on exchange rates applicable in those years and have not been recast to conform to the 2016 GBP exchange rate.

Grants of Plan-Based Awards in 2016

        The following table provides information about annual cash performance awards granted through Huntsman's annual cash performance award program and long-term equity incentive awards granted through the Huntsman Stock Incentive Plan to Mr. Turner in 2016.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)					Exercise or Base Price of Option Awards(5) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(6) ($)
								All Other Stock Awards(3) (#)	All Other Option Awards(4) (#)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Simon Turner	02/03/16	$0	$364,850	$729,700	—	—	—	—	—	—	—
	02/03/16	—	—	—	5,079	20,316	40,632	—	—	—	$180,000
	02/03/16	—	—	—	—	—	—	27,088	—	—	240,000
	02/03/16	—	—	—	—	—	—	—	61,224	$8.86	179,999

(1)
This column shows annual cash performance awards granted under Huntsman's annual cash performance award program to Mr. Turner in 2016. The amounts reported in the table represent the target and maximum cash performance award guidelines established by the Compensation Committee of the Huntsman Board of Directors but do not reflect the maximum annual dollar denominated incentive award amount that could be paid under the annual pool program, which amount is not determinable at the time the awards are granted and may not exceed the $15 million limit under the Huntsman Stock Incentive Plan. The amounts actually earned by Mr. Turner pursuant to Huntsman's annual cash performance award program for 2016 are reported in the "Non-equity incentive plan compensation" column of the Summary Compensation Table.

(2)
This column shows performance share units granted under the Huntsman Stock Incentive Plan to Mr. Turner in 2016. The performance share units will be eligible to vest on December 31, 2018, subject to the achievement of relative TSR performance metrics. Amounts reported in the (a) "Threshold" column reflect the threshold number of performance share units (i.e., 25% of target) that may be earned for a certain minimum level of performance, (b) "Target" column reflect the target number of shows performance share units, or 100%, that may be earned and (c) "Maximum" column reflect the maximum number of performance share units that may be earned (i.e., 200% of target), in each case, based on relative TSR achievement against applicable performance metrics. If performance is below the threshold, no performance share units are earned.

(3)
This column shows the number of restricted shares granted under the Huntsman Stock Incentive Plan to Mr. Turner in 2016. The restricted shares vest ratably in three equal annual installments beginning on the first anniversary of the grant date. During the restriction period, each restricted share entitles the individual to vote such share, and each restricted share entitles the individual to accrue quarterly payments by Huntsman equal to the quarterly dividend on one share of Huntsman common stock.

(4)
This column shows the number of nonqualified options granted under the Huntsman Stock Incentive Plan to Mr. Turner in 2016. The option awards become exercisable and vest ratably in three equal annual installments beginning on the first anniversary of the grant date.

(5)
The exercise price of the nonqualified options disclosed in this column is equal to the closing price of Huntsman's common stock on the New York Stock Exchange on the date of grant.

(6)
This column shows the full grant date fair value of the awards computed in accordance with FASB ASC Topic 718. With respect to the performance share units, the amount shown reflects the full grant date fair value computed in accordance with FASB ASC Topic 718 based on probable achievement of the market conditions, which is consistent with the estimate of aggregate compensation to be recognized over the service period, excluding the effect of estimated forfeitures.

Narrative Disclosure to Summary Compensation Table and
Grants of Plan-Based Awards Table

        Mr. Turner was not a party to an employment agreement with Huntsman during the 2016 year. His base salary, annual bonus opportunity and equity grants were each determined by Huntsman. Huntsman designs base salaries to be a fixed portion of total compensation, with an executive officer's base salary generally reflecting the officer's responsibilities, tenure, job performance, special circumstances (such as overseas assignments) and the market for the executive's services.

        Mr. Turner's 2016 annual bonus was granted pursuant to Huntsman's annual cash performance award program. The Huntsman 2016 annual bonus plan was based on various performance goals, including corporate and divisional adjusted EBITDA, cash flow and inventory goals, as individualized for each executive based on his or her responsibilities. Mr. Turner's target bonus award was set at 70% of his base salary, with a maximum payout set at 200% of his target amount. Mr. Turner received a payout for the 2016 year that was in the mid-range of his target and maximum bonus award amounts.

        For 2016 Huntsman approved awards of stock options, time based restricted stock and performance share units, which vest upon the achievement of relative TSR milestones. The long term equity incentive awards granted to Mr. Turner in 2016 comprised a mix of stock options (30% value), restricted stock (40% value) and performance share units (30% value). The vesting schedules for each award are described above with in the footnotes to the Grants of Plan-Based Awards table above.

        With respect to the perquisites provided to Mr. Turner during the 2016 year, Huntsman provides executive officers with leased vehicles for business use, which executives may also use for personal transportation. Executive officers are responsible for the taxes on imputed income associated with the personal use of these vehicles. Travel costs for family members of employees or consultants are reimbursable by Huntsman under limited circumstances. Employees and consultants are responsible for any taxable income associated with this reimbursement.

 Outstanding Equity Awards at 2016 Year-End

        The following table provides information on the outstanding stock options, restricted stock awards and performance share units held by Mr. Turner as of December 31, 2016. The market value of the restricted stock and performance share unit awards is based on the closing market price of Huntsman stock on December 30, 2016, the last day of trading in 2016, which was $19.08.

		Option Awards				Stock Awards
									Equity Incentive Plan Awards: Market Value of Unearned Shares that Have Not Vested(5) ($)
								Equity Incentive Plan Awards: Number of Unearned Shares that Have Not Vested(4) (#)
							Market Value of Shares or Units of Stock That Have Not Vested(3) ($)
		Number of Securities Underlying Unexercised Options(1)				Number of Shares or Units of Stock that Have Not Vested(2) #
				Option Exercise Price ($)
Name	Date of Award	Exercisable (#)	Unexercisable (#)		Option Expiration Date
Simon Turner	02/03/16	—	61,224	$8.86	02/03/26	27,088	$516,839	40,632	$775,259
	02/04/15	8,383	16,765	$22.77	02/04/25	9,954	$189,922	1,400	$26,712
	02/05/14	27,692	13,845	$21.22	02/05/24	6,283	$119,880	—	—
	02/06/13	53,662	—	$17.85	02/06/23	—	—	—	—
	02/01/12	62,893	—	$13.41	02/01/22	—	—	—	—
	02/02/11	46,231	—	$17.59	02/02/21	—	—	—	—
	02/23/10	21,459	—	$13.50	02/23/20	—	—	—	—
	03/02/09	89,561	—	$2.59	03/02/19	—	—	—	—

(1)
Huntsman option awards vest and become exercisable ratably in three equal annual installments on the first three anniversaries of each respective grant date. The outstanding option awards granted on February 5, 2014 were 66 2/3% vested as of December 31, 2016 and vested as to 100% on February 5, 2017. The outstanding option awards granted on February 4, 2015 vested as to 33 1/3% on February 5, 2016, vested as to 66 2/3% on February 4, 2017, and as to 100% on February 4, 2018. The outstanding option awards granted on February 3, 2016 vest as to 33 1/3% on February 3, 2017, vest as to 66 2/3% on February 3, 2018, and as to 100% on February 3, 2019.

(2)
Huntsman restricted stock awards vest and lapse their associated restrictions ratably in three equal annual installments on the first three anniversaries of each respective grant date. Restricted stock awards have generally been granted on the same day as option awards and vest on the same schedule as footnoted for option awards above. The restricted stock awards granted on February 5, 2014 were 66 2/3% vested as of December 31, 2016, and vest as to 100% on February 5, 2017. The restricted stock awards granted on February 4, 2015 were vested as to 33 1/3% on December 31, 2016, vested as to 66 2/3% on February 4, 2017, and vest as to 100% on February 4, 2018. The restricted stock awards granted on February 3, 2016 vest as to 33 1/3% on February 3, 2017, vest as to 66 2/3% on February 3, 2018, and vest as to 100% on February 3, 2019.

(3)
The market value of unvested restricted stock reported in this column is calculated by multiplying $19.08, the closing market price of Huntsman's stock on December 30, 2016, by the number of unvested restricted shares as of December 31, 2016 for each restricted stock grant listed above.

(4)
For Huntsman's performance share units granted on February 4, 2015, awards were divided into two equal tranches. The first tranche had a performance period that ended on December 31, 2016. None of the performance share units assigned to that tranche were deemed to be earned as of December 31, 2016, therefore no awards from that tranche are deemed to be outstanding for purposes of this table. The second tranche has a performance period that is scheduled to end on December 31, 2017, subject to the achievement of relative TSR performance metrics. Amounts in this table with respect to the second tranche of the 2015 awards reflect an estimated payout of a number of shares based on the threshold level of achievement with respect to the applicable performance metrics, as Huntsman's performance at December 31, 2016 did not exceed the threshold performance level. The performance share units granted on February 3, 2016 have a performance period of three years, spanning from January 1, 2016 to December 31, 2018, also subject to the achievement of relative TSR performance metrics. The number of outstanding performance units relating to the 2016 grant reflects an estimated payout of a number of shares based on the maximum level of achievement with respect to the applicable performance metrics, as Huntsman's performance through December 31, 2016 for the 2016 awards exceeded the target performance level.

(5)
The market value of unvested performance share units reported in this column is calculated by multiplying $19.08, the closing market price of Huntsman's stock on December 30, 2016, by the number of unvested performance share units as of December 31, 2016 based on the level of achievement with respect to the applicable performance metrics.

Option Exercises and Stock Vested During 2016

        The following table presents information regarding the vesting of Huntsman restricted stock awards during 2016 for Mr. Turner. Mr. Turner did not exercise any Huntsman stock options during the 2016 year, and no Huntsman performance share units were eligible to vest during the 2016 year.

	Stock Awards (1)
Name	Number of Shares Vested in 2016 (#)	Value Realized on Vesting ($)
Simon Turner	19,197	173,961

(1)
Amounts reflected in this table reflect the gross number of shares that vested in 2016. The following tabular disclosure provides information regarding the market value of the underlying shares on the vesting date and the number of shares that were withheld in connection with each transaction to satisfy tax obligations.

				Restricted Stock Vested		Shares Withheld for Tax Obligation		Net Shares Issued
Name	Grant Date	Vest Date	Closing Price on Vest Date	(#)	Value Realized	(#)	Value Paid	(#)	Market Value
Simon Turner	02/04/15	02/04/16	$9.41	4,978	$46,843	2,340	$22,019	2,638	$24,824
	02/05/14	02/05/16	$8.94	6,283	$56,170	2,954	$26,409	3,329	$29,761
	02/06/13	02/06/16	$8.94	7,936	$70,948	3,730	33,346	4,206	$37,602

Total				19,197	$173,961	9,024	$81,774	10,173	$92,187

Pension Benefits in 2016

        The table below sets forth information on the pension benefits for Mr. Turner under Huntsman's pension plans, each of which is more fully described in the narrative following the table. The amounts reported in the table below equal the present value of the accumulated benefit at December 31, 2016 for Mr. Turner under each plan based upon the assumptions described below.

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefit(2)	Payments During Last Fiscal Year
		(#)	($)	($)
Simon Turner(3)	Tioxide Pension Fund	26.833	$1,427,816	—
	Huntsman Global Pension Scheme		$1,092,038	—
	Huntsman Top-Up Payment		$7,403,046	—

(1)
The number of years of service credited to Mr. Turner is determined using the same pension plan measurement date used for financial statement reporting purposes. These assumptions are discussed in note "17. Employee Benefit Plans" to Huntsman's consolidated financial statements included in its 2016 Annual Report on Form 10-K.

(2)
The actuarial present value of the accumulated benefits is determined using the same pension plan measurement date and assumptions as used for financial reporting purposes. These assumptions are discussed in note "17. Employee Benefit Plans" to Huntsman's consolidated financial statements included in its 2016 Annual Report on Form 10-K. For purposes of performing these calculations, a normal retirement age of 60 was used for Mr. Turner. Benefit values reported in this table have been projected out to assume payment at the normal retirement age then have been discounted back to a present value as of December 31, 2016.

(3)
During 2012, a top-up payment agreement was put in place that made up for benefits lost due to salary restrictions in the U.K. and provides benefits under the Huntsman Global Pension Scheme based on Mr. Turner's uncapped final pensionable salary.

        Huntsman sponsors retirement benefit plans in connection with its operations in the U.K. Mr. Turner participates in the Huntsman UK Pension Plan (a qualified defined contribution pension plan) with trailing participation in the nonqualified Huntsman Global Pension Scheme (a defined benefit plan) and the qualified Tioxide Pension Fund (a defined benefit plan) for all U.K. associates in the Pigments & Additives segment. In addition, Mr. Turner has a Huntsman top-up promise that is based on a payment difference between the final pensionable pay limitations in the Tioxide Pension Fund and Huntsman Global Pension Scheme, where Mr. Turner's pensionable pay is limited to (£150,600) $210,132 and his total pensionable salary (£373,550) $521,214. Mr. Turner became a member of the Huntsman UK Pension Plan in January 2011 after his benefits, along with other UK Pigments & Additives associates in the Tioxide Pension Fund, were closed to future service accrual.

        Mr. Turner participates in a defined benefit pension arrangement through the tax-qualified Tioxide Pension Fund for service with Huntsman prior to January 1, 2011. The Tioxide Pension Fund was a traditional defined benefit pension plan that provided benefit accruals based on final average earnings, with a typical accrual rate of 1/55th for senior managers and a normal retirement age of 60. Defined benefit pension arrangements for the Tioxide Pension Fund were closed for Pigments & Additives associates on December 31, 2010, and arrangements were shifted to participation in the defined contribution Huntsman UK Pension Plan, on January 1, 2011. The Huntsman UK Pension Plan provides a 3-for-1 matching formula whereby an associate can receive a company matching contribution of up to 15% of pay if the associate contributed 5% of pay. For five years following implantation of this plan, associates receive an additional company contribution through transition credits. For as long as associates remain with Huntsman, they retain a link between future pensionable salary growth and accrued service to the date of closure of the Tioxide Pension Fund. The Huntsman Global Pension Scheme is a non-registered defined benefit pension plan designed to restore benefits that cannot be provided in a registered plan due to pension or tax regulations or due to international assignments. During 2012, a top-up payment agreement was put in place to make up for benefits lost due to salary restrictions in the U.K. and provides benefits under the Huntsman Global Pension Scheme based on Mr. Turner's uncapped final salary. As of December 31, 2016, Mr. Turner had approximately 29 years of service in the U.K., and is fully vested in benefits from these plans.

Potential Payments Upon Termination or Change of Control

        As of December 31, 2016, Mr. Turner could have received compensation in connection with an involuntary termination of employment or a change of control pursuant to the terms of the following arrangements:

  •
  the Huntsman Executive Severance Plan;

  •
  the Huntsman Stock Incentive Plan; and

  •
  other existing plans and arrangements in which Huntsman's executive officers participate.

        Executive Severance Plan.    Through its Executive Severance Plan, Huntsman provides its executive officers, including its NEOs, with severance benefits in connection with a termination of an executive's employment by Huntsman without "Reasonable Cause" or by the executive for "Good Reason." Pursuant to the Huntsman Executive Severance Plan, Huntsman provides its executives with a lump sum severance payment equal to two times base salary in order to attract and retain the executive talent necessary for its business. The level of severance is evaluated each year. As defined in the Huntsman Executive Severance Plan:

        "Reasonable Cause" means: (1) the grossly negligent, fraudulent, dishonest or willful violation of any law or the material violation of any of Huntsman's significant policies that materially and adversely affects it, or (2) the failure of the participant to substantially perform his duties.

        "Good Reason" means a voluntary termination of employment by the participant as a result of (1) a materially detrimental reduction or change to the job responsibilities or in the current base compensation of the Participant, or (2) within a period of 12 months following a Change of Control, changing the participant's principal place of work by more than 50 miles, in each case, which is not remedied by the Company within 30 days after receipt of notice.

        A "Change of Control" is defined pursuant to the Huntsman Stock Incentive Plan and means the occurrence of any of the following:

  •
  An acquisition by any person of 20% or more of the combined voting power of Huntsman's outstanding voting securities.

  •
  The consummation of a reorganization, merger, consolidation or other transaction in which Huntsman's stockholders do not own, immediately thereafter, more than 20% or more of the combined voting power of the resulting entity in substantially the same proportion as their stock ownership prior to the transaction.

  •
  The sale or disposition of all or substantially all of Huntsman's assets.

  •
  A majority change in the incumbent directors of the Huntsman Board.

  •
  An approval by the Huntsman Board or its stockholders of a complete or substantially complete liquidation or dissolution.

        A participant is not entitled to benefits under the Huntsman Executive Severance Plan if the participant is reemployed with an employer in Huntsman's controlled group, if the participant refuses to sign a waiver and release of claims in Huntsman's favor if requested, or if the participant is entitled to severance benefits under a separate agreement or plan maintained by Huntsman.

        As a citizen of the U.K., Mr. Turner is an entitled participant in his respective business severance plan. At the time of a termination, payout potential from the Huntsman Executive Severance Plan and Mr. Turner's U.K. business plan would be considered, then the plan generating the more generous payout would be used. Mr. Turner is entitled to 200% of his annual base pay and 12 months' notice upon termination as is the case with all U.K. associates in Huntsman's Pigments & Additives segment. Accordingly, his potential severance payment would be 36 times base monthly salary upon termination. The respective U.K. business severance plans provide greater severance amounts than the Executive Severance Plan for Mr. Turner in the event of a termination without "Reasonable Cause" or upon a termination by the executive for "Good Reason."

        Huntsman Stock Incentive Plan Awards.    Long-term equity incentive awards granted under the Huntsman Stock Incentive Plan provide for accelerated vesting upon a change of control or certain other events, including certain terminations of employment or service, at the discretion of Huntsman's Compensation Committee. The performance share unit award agreements provide that, upon a termination of employment due to death or disability or upon the occurrence of a change of control (within the meaning of Section 409A of the Internal Revenue Code), the Huntsman Compensation Committee may, in its discretion, waive any remaining restrictions on the performance share units, in whole or in part, and deem the applicable performance period to end immediately prior to the date of death, disability or the occurrence of the change of control, in which case the satisfaction of the applicable relative TSR performance metrics will be based upon actual performance as of the end of the revised performance period. Any such provision made by the Compensation Committee could benefit all participants in the Huntsman Stock Incentive Plan, including the NEOs. If there is a Change of Control, the Compensation Committee may, in its discretion, provide for:

  •
  assumption by the successor company of an award, or the substitution thereof for similar options, rights or awards covering the stock of the successor company;

  •
  acceleration of the vesting of all or any portion of an award;

  •
  changing the period of time during which vested awards may be exercised (for example, but not by way of limitation, by requiring that unexercised, vested awards terminate upon consummation of the change of control);

  •
  payment of substantially equivalent value in exchange for the cancellation of an award; and/or

  •
  issuance of substitute awards of substantially equivalent value.

        Quantification of Potential Payments and Benefits.    The table below reflects the compensation that could have been payable to or on behalf of Mr. Turner upon an involuntary termination or a change of control. The amounts shown assume that such termination or change of control was effective as of December 31, 2016. All equity acceleration values have been calculated using the closing price of Huntsman's stock on December 30, 2016 of $19.08. The actual amounts Huntsman could have be required to disburse could only be determined at the time of the applicable circumstance.

Payment Type	Simon Turner
INVOLUNTARY TERMINATION—WITHOUT CAUSE OR FOR GOOD REASON
Cash Severance(1)	$1,552,257
Health & Welfare(2)	$1,391
Outplacement Services(3)	$5,750
TOTAL TERMINATION BENEFITS
CHANGE OF CONTROL
Accelerated Equity Awards(4)	$1,946,808
CHANGE OF CONTROL/ INVOLUNTARY TERMINATION WITHOUT CAUSE OR FOR GOOD REASON
Cash Severance	$—

(1)
This amount is based on a total of 36 months (24 months plus 12 months of notice) of Mr. Turner's year-end pay and has been converted using an exchange rate as of February 29, 2016 of 1 GBP to 1.3935 USD (which is an internal date used to estimate pro forma elements of compensation).

(2)
In the case of an involuntary termination without Reasonable Cause or for Good Reason, entitlement is based on continued coverage for twelve months and is linked to the notice period.

(3)
Huntsman contracts with a third-party provider for 12 months of outplacement services. To the extent these services might be utilized, Huntsman expects the cost to it would be as set forth herein.

(4)
Any acceleration of vesting of long-term equity incentive awards held by Mr. Turner requires the approval of the Compensation Committee of the Huntsman Board of Directors, which Huntsman assumes for purposes of this table would have occurred on December 31, 2016. An acceleration of Mr. Turner's 43,325 unvested shares of restricted stock would have an estimated value of $826,641 and 25,915 target unvested performance share units would have an estimated value of $494,458. In addition, an acceleration of Mr. Turner's 91,834 unvested options would have an estimated value of $625,709 on December 31, 2016.

Venator Materials Corporation
Future Compensation and Incentive and Benefit Plans and Arrangements

Venator Materials Corporation 2017 Long Term Incentive Plan

        We expect to adopt an omnibus equity compensation plan in connection with the spin-off. The expected terms of the Venator Materials Corporation 2017 Long Term Incentive Plan (the "LTIP") are set forth below, but at the time of this filing we have not adopted this plan nor made any decisions regarding equity awards that may be granted pursuant to such a plan. The purpose of the LTIP is to provide incentives to our employees and consultants (and those of our subsidiaries) and to members of our Board who are not employees or consultants to devote their abilities and energies to our success through affording such individuals a means to acquire and maintain stock ownership or awards, the value of which is tied to the performance of our common stock. The LTIP permits the grant of nonstatutory options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards, bonus stock, dividend equivalents, substitute awards, and other stock-based awards (collectively referred to as "Awards").

Administration

        The LTIP will be administered by a committee of our Board pursuant to its terms and all applicable state, federal or other rules or laws. However, our Board may also take any action designated to the committee, unless it is determined that administration of the LTIP by "outside directors" is necessary with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). The Compensation Committee will act as the committee for purposes of the LTIP. The Compensation Committee has the sole discretion to determine the eligible employees, directors and consultants to whom Awards are granted under the LTIP and the manner in which such Awards will vest. Awards may be granted by the Compensation Committee to employees, directors and consultants in such amounts (measured in cash, shares of common stock or as otherwise designated) and at such times during the Term of the LTIP as the Compensation Committee shall determine. Subject to applicable law and the terms of the LTIP, the Compensation Committee is authorized to interpret the LTIP, to establish, amend and rescind any rules and regulations relating to the LTIP, to delegate duties under the LTIP, to terminate, modify or amend the LTIP (except for certain amendments that require stockholder approval as described below), and to make any other determinations that it deems necessary or desirable for the administration of the LTIP. The Compensation Committee may correct any defect, supply any omission or reconcile any inconsistency in the LTIP in the manner and to the extent the Compensation Committee deems necessary or desirable.

Eligibility

        Consistent with certain provisions of Section 162(m) and the accompanying regulations, the employees eligible to receive compensation must be set forth in the plan and approved by our stockholders. The employees eligible to receive Awards under the LTIP are our employees and those of our subsidiaries. Members of our Board who are not employees or consultants of us or our subsidiaries are eligible to receive Awards and individuals who provide consulting, advisory or other similar services to us or our subsidiaries are also eligible to receive Awards. Eligible employees, directors or consultants who are designated by the Compensation Committee to receive an Award under the LTIP are referred to as "Participants."

Individual Limits on Awards

        Consistent with certain provisions of Section 162(m) and accompanying regulations, restrictions on the maximum number of shares that may be granted to a Participant in a specified period and restrictions on the maximum amount of cash compensation payable pursuant to an Award under the LTIP to a

Participant must be provided for in the plan and approved by our stockholders. Accordingly, no Participant may receive share-denominated Awards during a calendar year with respect to more than             shares of our common stock. For dollar-denominated Awards, the maximum aggregate dollar amount that may be granted to any Participant in any calendar year is limited to $            .

Number of Shares Subject to the LTIP

        The number of shares of our common stock reserved for issuance under the LTIP is            shares, subject to certain adjustments as provided in the LTIP. In addition, if an Award is surrendered, exchanged, forfeited, settled in cash or otherwise lapses, expires, terminates, or is canceled without the actual delivery of the shares, including (a) shares forfeited with respect to restricted stock, and (b) the number of shares withheld or surrendered in payment of any exercise or purchase price of an Award or taxes related to an Award, the shares subject to those Awards will again be available for issuance under the LTIP, unless an applicable law or regulation prevents such re-issuance.

Source of Shares

        Common stock issued under the LTIP may come from authorized but unissued shares of our common stock, from treasury stock held by the company or from previously issued shares of common stock reacquired by us, including shares purchased on the open market.

Stock Options

        Stock options to purchase one or more shares of our common stock may be granted under the LTIP. The Compensation Committee may determine to grant stock options that are either incentive stock options governed by Section 422 of the Internal Revenue Code, or stock options that are not intended to meet these requirements (called "nonstatutory options"). The Compensation Committee will determine the specific terms and conditions of any stock option at the time of grant. The exercise price of any stock option will not be less than 100% of the fair market value of our common stock on the date of the grant (other than in limited situations pertaining to substitute Awards, as noted below), and in the case of an incentive stock option granted to an eligible employee that owns more than 10% of our common stock, the exercise price will not be less than 110% percent of the fair market value of our common stock on the date of grant. Stock options may be exercised by paying the exercise price in cash, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the stock option and to deliver to us an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased, withholding (netting) shares from the exercised Award or such other methods as the Compensation Committee has determined to be appropriate. The term for a stock option may not exceed 10 years.

Stock Appreciation Rights

        The Compensation Committee may grant stock appreciation rights (or "SARs") independent of or in connection with a stock option. The exercise price per share of an SAR will be an amount determined by the Compensation Committee. However, SARs must generally have an exercise price not less than the fair market value of the common stock on the date the SAR is granted. Generally, each SAR will entitle a Participant upon exercise to an amount equal to (i) the excess of (a) the fair market value of one share of common stock on the exercise date over (b) the exercise price, times (ii) the number of shares of common stock covered by the SAR. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, as determined by the Compensation Committee. The term of an SAR may not exceed 10 years.

Performance Awards

        The LTIP provides for the grant of performance awards, which are (i) rights to receive a grant or to exercise or receive vesting or settlement of any Award subject to performance goals specified by the Compensation Committee, and (ii) dollar-denominated Awards granted by the Compensation Committee where the attainment of one or more performance goals during a specified performance period will be measured for purposes of determining a Participant's right to, and the amount of payment of, the Award. Performance awards made to Covered Employees may be designed to qualify as "performance-based compensation" under Section 162(m). See "—Performance-Based Compensation" below. The Compensation Committee will determine both the performance goals and the performance period that will be associated with a performance award, as well as the method to be used in calculating the amount, if any, of the performance award at the end of the performance period. In connection with performance awards, the Compensation Committee may establish a performance award pool, which will be an unfunded pool, for the purpose of measuring performance, with the amount of such pool based on the achievement of performance goals specified by the Compensation Committee, including performance goals based on the business criteria described below. The Compensation Committee shall also determine whether performance awards will be paid in cash, our common stock, or a combination of both cash and stock. The Compensation Committee may exercise its discretion to reduce or increase the amounts payable under any performance award, except for any performance award intended to qualify as "performance-based compensation" under Section 162(m), in which case discretion may be used to decrease but not increase the amount of the Award.

Restricted Stock

        Restricted stock may be granted under the LTIP, which means shares of our common stock are granted to an individual subject to transfer limitations, a risk of forfeiture and other restrictions imposed by the Compensation Committee in its discretion. During the restricted period, the Participant may not sell, assign or otherwise dispose of the restricted stock, and any stock certificate will contain an appropriate legend noting the restrictions upon such common stock until such time as all restrictions have been removed. Subject to acceleration of vesting upon a Permitted Waiver Event, a Participant will forfeit all restricted stock (and any dividends or distributions accumulated thereon that are subject to restrictions) upon his or her termination of service prior to the satisfaction of the vesting restrictions placed upon the Award. Restrictions may lapse at such times and under such circumstances as determined by the Compensation Committee. During the restricted period, the holder will have rights as a stockholder, including the right to vote the common stock subject to the Award. Unless otherwise specified in the applicable Award agreement, any dividends or distributions on the restricted stock during the restricted period shall be held by us and be subject to the same "vesting" terms as applicable to the restricted stock.

Phantom Shares

        The LTIP allows the Compensation Committee to grant phantom shares, which are notional shares that entitle the Participant to receive at the end of a specified deferral period (which may or may not be coterminous to the vesting period applicable to the Award) either shares of our common stock or cash equal to the then fair market value of our common stock, or any combination of shares and cash, as determined by the Compensation Committee. The terms and conditions attached to any phantom share award will be determined by the Compensation Committee, including the vesting period and whether vesting is based upon the attainment of any performance objectives or subject to acceleration upon a Permitted Waiver Event. While the Participant shall not have the rights of stock ownership during the applicable restricted period, the Compensation Committee may establish a bookkeeping account ("DER Account") for the Participant that is credited with dividend equivalents with respect to dividends paid on shares of our common stock during the vesting period. The DER Account may or may not be credited with interest, as provided by the Compensation Committee, and will vest or be forfeited at the same time as the related phantom shares vest or are forfeited, unless otherwise provided in the applicable Award agreement.

Bonus Stock

        Bonus stock awards may be granted to eligible individuals. Each bonus stock award will constitute a transfer of unrestricted shares of common stock on terms and conditions determined by the Compensation Committee.

Dividend Equivalents

        Dividend equivalents may be granted to eligible individuals, entitling the Participant to receive cash, common stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of common stock, or other periodic payments at the discretion of the Compensation Committee. Dividend equivalents may be awarded on a freestanding basis or in connection with another Award. The Compensation Committee may provide that dividend equivalents will be payable or distributed when accrued, deferred until a later payment date or deemed reinvested in additional common stock, Awards, or other investment vehicles. The Compensation Committee will specify any restrictions on transferability and risks of forfeiture imposed upon dividend equivalents.

Substitute Awards

        Individuals who become eligible to participate in the LTIP following a merger, consolidation or other acquisition by our company may be entitled to receive substitute Awards in exchange for similar awards that the individual may have held prior to the applicable merger, consolidation or other acquisition. If the substitute Award is in the form of a stock option or SAR, these Awards may be granted with an exercise price that is less than the fair market value per share on the replacement date, to the extent necessary to preserve the value of the original award for that individual.

Other Stock-Based Awards

        Other stock-based awards may be granted that consist of a right denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of our common stock. In the discretion of the Compensation Committee, other stock-based awards may be subject to such vesting and other terms as the Compensation Committee may establish, including performance goals. Cash awards may be granted as an element of or a supplement to any other stock-based awards permitted under the LTIP.

Performance-Based Compensation

        If the Compensation Committee determines that an eligible person is or is likely to be a Covered Employee under Section 162(m) or the regulations thereunder and the contemplated Award is intended to qualify as "performance-based compensation" under such section, then the grant, exercise, vesting and/or settlement of such Award will be contingent upon the achievement of one or more pre-established performance goals based on one or more of the business criteria set forth below. Consistent with certain provisions of Section 162(m) and accompanying regulations, the business criteria on which performance goals may be based must be provided for in the plan and approved by our stockholders. However, even if stockholders approve the business criteria set forth below and the other material plan terms of the LTIP for purposes of the "performance-based compensation" exception, the Compensation Committee may determine to pay compensation that is not "performance-based compensation" under Section 162(m) and that is not deductible by reason thereof. With respect to Awards intended to constitute "performance-based compensation," performance goals will be designed to be objective, "substantially uncertain" of achievement at the date of grant and will otherwise meet the requirements of Section 162(m) and regulations thereunder. Performance goals may vary among Award recipients or among Awards to the same recipient. Performance goals will be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be required or permitted for "performance-based compensation" under Section 162(m).

        One or more of the following business criteria for the company, on a consolidated basis, and/or for specified subsidiaries, divisions, businesses or geographical units of the company (except with respect to stock price and earnings per share criteria), will be used by the Compensation Committee in establishing performance goals:                    . To the extent consistent with Section 162(m) with respect to Awards intended to constitute "performance-based compensation," the Compensation Committee (i) shall appropriately adjust any evaluation of performance under a performance goal to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle, all as determined in accordance with applicable accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements; and (ii) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following that occurs during the applicable performance period: (a) asset write-downs, (b) litigation, claims, judgments or settlements, (c) the effect of changes in tax law or other such laws or provisions affecting reported results, (d) accruals for reorganization and restructuring programs, or (e) accruals of any amounts for payment under the LTIP or any other compensation arrangement maintained by the Company. The performance measures may be absolute or measured relative to one or more peer companies or public indexes

Minimum Vesting Requirements

        Awards that are options, SARs or other Awards for which a Participant pays (or the value or amount payable under the Award is reduced by) an amount equal to or exceeding the fair market value of the stock determined as of the grant date are subject to a one-year minimum vesting or forfeiture restriction period. This one-year minimum vesting or forfeiture restriction period does not apply to the grant of any such Awards with respect to an aggregate number of shares that does not exceed 5% of the total shares reserved for issuance under the LTIP.

Recapitalization Adjustments

        In the event of any "equity restructuring" event (such as a stock dividend, stock split, reverse stock split or similar event) with respect to our common stock, the number of shares of common stock with respect which Awards may be granted, the number of shares subject to outstanding Awards, the exercise price with respect to outstanding Awards and the individual grant limits with respect to share-denominated Awards shall be equitably adjusted to reflect such event.

Change of Control

        Unless the applicable Award agreement (including any severance agreement or similar arrangement) provides otherwise or an Award is replaced or continued by the successor in connection with a "change of control" (as defined in the LTIP), upon a change of control (i) Awards solely dependent on the satisfaction of a service obligation shall become fully vested and (ii) Awards dependent in any part on the satisfaction of performance objectives shall vest with performance determined based on actual performance achieved as of the date of the change of control or on a pro-rated basis based on target performance.

Unusual Transactions or Events; Change of Control

        In the event of any distribution, recapitalization, reorganization, merger, spin-off, combination, repurchase, exchange of securities, or other corporate transaction or event or any other unusual or nonrecurring transactions or events (including without limitation a "change of control" as defined in the LTIP), or of changes in applicable laws, regulations or accounting principles, the Compensation Committee may provide, in general, for (i) the termination of an Award, with or without exchange for a cash payment or other rights or property of substantially equivalent value, (ii) the acceleration of vesting, exercisability or payment with respect to all or any portion of an Award, (iii) the issuance of substitute Awards by the successor or survivor entity, or (v) other adjustments in the terms of an Award.

Discontinuance or Amendment of the LTIP; No Repricing

        Our Board or the Compensation Committee may amend or discontinue the LTIP in any respect at any time, but no amendment may materially diminish any of the rights of a Participant under any Awards previously granted without his or her consent, except as may be necessary to comply with applicable laws. In addition, no amendment may, without the approval of the stockholders, (i) increase the number of shares available for Awards, (ii) enlarge the class of individuals eligible to receive Awards, (iii) materially increase the benefits available under the LTIP or (iv) reduce the exercise price of an outstanding stock option or SAR or cancel or exchange outstanding stock options or SARs for cash or other Awards or for stock options or SARs with lower exercise prices than the original stock option or SAR, and stockholder approval will also be required with respect to other amendments to the extent required by applicable law or listing requirements. The Compensation Committee may, except as otherwise provided in the LTIP, waive any conditions or rights under, or amend, alter, suspend or terminate any Award previously granted and any Award agreement related thereto, provided, that without the consent of the affected Participant, no Compensation Committee action may materially and adversely affect the rights of the Participant, except as may be necessary to comply with applicable laws.

Venator Materials Corporation Executive Severance Plan

        We anticipate that we will adopt a severance plan to provide severance and change of control benefits to certain executive officers in connection with a termination of an executive's employment by us without "Reasonable Cause," or by the executive for "Good Reason." At the time of this filing we have not adopted such a plan, but through the Venator Materials Corporation Executive Severance Plan (the "Executive Severance Plan") we expect to provide our executive officers, including our NEOs, a lump sum severance payment equal to two times base salary in order to attract and retain the executive talent necessary for our business. The level of severance will be evaluated each year. Pursuant to the Executive Severance Plan:

  •
  "Reasonable Cause" means: (1) the grossly negligent, fraudulent, dishonest or willful violation of any law or the material violation of any of our significant policies that materially and adversely affects us, or (2) the failure of the participant to substantially perform his duties.

  •
  "Good Reason" means a voluntary termination of employment by the participant as a result of (1) a materially detrimental reduction or change to the job responsibilities or in the current base compensation of the Participant, or (2) within a period of 12 months following a Change of Control, changing the participant's principal place of work by more than 50 miles, in each case, which is not remedied by the Company within 30 days after receipt of notice.

  •
  A "Change of Control" is defined pursuant to the LTIP and means the occurrence of any of the following:

  •
  An acquisition by any person of 20% or more of the combined voting power of our outstanding voting securities;

    •
    The consummation of a reorganization, merger, consolidation or other transaction in which our stockholders do not own, immediately thereafter, more than 20% or more of the combined voting power of the resulting entity in substantially the same proportion as their stock ownership prior to the transaction;

    •
    The sale or disposition of all or substantially all of our assets;

    •
    A majority change in the incumbent directors of the Board; or

    •
    An approval by the Board or our stockholders of a complete or substantially complete liquidation or dissolution.

        The Executive Severance Plan also provides the continuation of medical benefits for U.S. participants for up to two years following termination (which will be in the form of a lump sum cash payment equal to the COBRA premium at the time of departure multiplied by the severance period multiplied by 150%), and outplacement services for a period of one year.

        A participant is not entitled to benefits under the Executive Severance Plan if the participant is reemployed with an employer in our controlled group, if the participant refuses to sign a waiver and release of claims in our favor if requested, or if the participant is entitled to severance benefits under a separate agreement or plan maintained by us.

        We are currently in the process of determining the compensation programs and policies that will be applicable to our executive officers following this spin-off. We anticipate that we will adopt an omnibus equity compensation plan prior to the completion of the spin-off, but at the time of this filing we have not made final decisions regarding any applicable compensation plans.

DIRECTOR COMPENSATION

        We are currently in the process of determining the compensation programs and policies that will be applicable to our directors following this spin-off. We will provide any known and required director compensation information for our directors in a subsequent amendment.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date of this information statement, all outstanding shares of our common stock are owned beneficially and of record by Huntsman. After the spin-off, Huntsman will hold the Retained Securities for a maximum of five years. The following table sets forth information with respect to the anticipated beneficial ownership of our common stock by:

  •
  each stockholder we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

  •
  each person who is expected to serve as a director upon completion of the spin-off;

  •
  each person who is expected to serve as an executive officer upon completion of the spin-off; and

  •
  all persons who are expected to serve as directors or executive officers upon completion of the spin-off as a group.

        Except as otherwise noted below, we based the share amounts shown on each person's beneficial ownership of Huntsman common stock known to us on                        , and a distribution ratio of                shares of Class B common stock for each share of Huntsman common stock held by such person.

        To the extent persons who are directors or executive officers or who are expected to serve as directors or executive officers upon completion of the spin-off own Huntsman common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Huntsman common stock.

        Immediately following the spin-off, we expect to have approximately                registered holders of our Class B common stock, based on the number of registered holders of Huntsman common stock as of                , and one holder of our Class A common stock. Upon completion of the spin-off, we estimate that we will have an aggregate of approximately                 shares of Class B common stock outstanding based on approximately                shares of Huntsman common stock outstanding as of                , assuming distribution of all of our Class B common stock to stockholders of Huntsman and that each Huntsman stockholder will receive                shares of Class B common stock for each share of Huntsman common stock. As a result, we expect to distribute approximately                shares of Class B common stock to Huntsman stockholders.

        To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the common stock indicated.

	Beneficial Ownership prior to the Distribution						Beneficial Ownership after to the Distribution
					% of Total Voting Power prior to the Distribution	Number of shares of Class B Common Stock Distributed					% of Total Voting Power after to the Distribution
Name and Address of Beneficial Owners(1)	Class A Common Stock	%	Class B Common Stock	%			Class A Common Stock	%	Class B Common Stock	%
5% or greater stockholders
Directors and executive officers
Peter R. Huntsman
Simon Turner
Kurt D. Ogden
Russ R. Stolle
All directors and executive officers as a group ( persons)

(1)
Unless otherwise indicated, the address of each owner is c/o 10001 Woodloch Forest Drive, The Woodlands, Texas 77380.

 ARRANGEMENTS BETWEEN HUNTSMAN AND OUR COMPANY

        This section provides a summary description of agreements expected to be entered into between Huntsman and us relating to the spin-off (including our restructuring transactions) and our relationship with Huntsman after the spin-off. This description of the agreements between Huntsman and us is a summary and, with respect to each such agreement, is qualified by reference to the terms of the agreement, a form of each of which will be filed as an exhibit to the registration statement of which this information statement is a part. We urge you to read the full text of these agreements. We will enter into these agreements with Huntsman prior to the completion of the spin-off; accordingly, we will enter into these agreements with Huntsman in the context of our relationship as a wholly-owned subsidiary of Huntsman. Huntsman will determine the terms of these agreements, which may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

        The terms of the agreements described below have not yet been finalized. Changes, some of which may be material, may be made prior to our separation from Huntsman, in Huntsman's sole discretion. No changes may be made after the spin-off without our consent.

Separation and Distribution Agreement

        The Separation and Distribution Agreement will govern the terms of the separation of the Titanium Dioxide and Performance Additives business from Huntsman's other business. Generally, the Separation and Distribution Agreement will include the agreements of Huntsman and us on the steps to be taken to complete the separation, including the assets and rights to be transferred, liabilities to be assumed or retained, contracts to be assigned and related matters. Subject to the receipt of required governmental and other consents and approvals, in order to accomplish the separation, the Separation and Distribution Agreement will provide for Huntsman and us to transfer specified assets and liabilities between the two companies to separate the Titanium Dioxide and Performance Additives business from Huntsman's remaining businesses. As a result of this transfer, we will own all assets exclusively related to the Titanium Dioxide and Performance Additives business, including the assets reflected on our balance sheet as of                other than assets disposed of after such date, and certain other assets related to the Titanium Dioxide and Performance Additives business specifically allocated to us. We expect that we will also be responsible for all liabilities, including environmental liabilities, to the extent relating to the operation or ownership of the Titanium Dioxide and Performance Additives business (including liabilities related to discontinued businesses that were part of the Titanium Dioxide and Performance Additives business prior to being discontinued) or any of the assets allocated to us in the separation, as well as all liabilities arising out of, relating to or resulting from our new financing arrangements or reflected as liabilities on our balance sheet as of                , subject to the discharge of any such liabilities after                . We expect that Huntsman will retain all other assets and liabilities, including assets and liabilities related to discontinued businesses (other than those businesses that were a part of the Titanium Dioxide and Performance Additives business prior to being discontinued).

        Unless otherwise provided in the Separation and Distribution Agreement or any of the ancillary agreements, we expect that all assets will be transferred on an "as is, where is" basis.

        We expect that the Separation and Distribution Agreement will require Huntsman and us to endeavor to obtain consents, approvals and amendments required to novate or assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement as soon as reasonably practicable. Generally, if the transfer of any assets or liabilities requires a consent that will not be obtained before the distribution, or if any assets or liabilities are erroneously transferred or if any assets or liabilities are erroneously not transferred, we expect that each party will agree to hold the relevant assets or liabilities for the intended party's use and benefit (at the intended party's expense) until they can be transferred to the intended party.

        The Separation and Distribution Agreement will also govern the treatment of all aspects relating to indemnification (other than for tax matters) and insurance, and we expect that it will generally provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of the remaining Huntsman business with Huntsman. The Separation and Distribution Agreement will also establish procedures for handling claims subject to indemnification and related matters. We and Huntsman will also generally release each other from all claims arising prior to the spin-off other than claims arising under the transaction agreements, including the indemnification provisions described above.

        The Separation and Distribution Agreement will also provide that Venator will have the benefit of the property and business interruption insurance proceeds related to covered repair costs or covered lost profits incurred following the distribution date related to the January 2017 fire at our TiO2 manufacturing facility in Pori, Finland which has halted production at the facility. The full extent of the damage and resulting financial statement impact are not known at the time of this filing and currently we do not know when full production will resume, although we anticipate that some level of production will have resumed prior to completion of the spin-off.

        In February 2017, Huntsman filed suit against the legacy owner and certain former executives of Rockwood, primarily related to the failure of new technology that Huntsman acquired in the Rockwood acquisition that was to be implemented at the new Augusta facility and subsequently at other facilities. Huntsman is seeking various forms of legal remedy, including compensatory damages, punitive damages, expectation damages, consequential damages, restitution, and rescission of the Rockwood Acquisition or, to the extent that rescission is not feasible, rescissory damages. We are not party to the suit. We will provide more information regarding such matters to the extent they may impact us, and regarding any relevant provisions of the Separation and Distribution Agreement, in subsequent amendments.

        In addition, Huntsman will have the right to determine the date and terms of the distribution and will have the right, at any time until completion of the distribution, to determine to abandon or modify the distribution and to terminate or modify the Separation and Distribution Agreement.

Transition Services Agreement

        The Transition Services Agreement will set forth the terms on which Huntsman will provide to us, and we will provide to Huntsman, on a temporary basis following the spin-off, certain services or functions that the companies historically have shared. Transition services may include administrative, payroll, human resources, data processing, EHS, financial audit support, financial transaction support, marketing support and other support services, information technology systems and various other corporate services. We are in the process of determining the specific services and the periods for which Huntsman and we will provide specified transition services and the related applicable costs.

Tax Matters Agreement

        The Tax Matters Agreement will govern the respective rights, responsibilities, and obligations of Huntsman and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes.

        In general, pursuant to the Tax Matters Agreement, we expect that:

  •
  we will be responsible for, and indemnify Huntsman for, taxes attributable to the operations of our businesses prior to the spin-off;

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  we and Huntsman will agree to cooperate in the preparation of tax returns, refund claims and conducting tax audits concerning matters covered by the agreement;

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  we and Huntsman will be assigned responsibilities for administrative matters, such as the filing of tax returns, payment of taxes due, retention of records and conduct of audits, examinations, and similar proceedings;

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  Huntsman will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only Huntsman and/or its subsidiaries (excluding us and our subsidiaries), and we will be responsible for any U.S. federal, state, local or foreign taxes due with respect to tax returns that include only us and/or our subsidiaries;

  •
  under certain circumstances, we will indemnify Huntsman for any taxes on any gain or income recognized by Huntsman (including its subsidiaries) in connection with the failure of the spin-off or certain transactions undertaken in preparation for, or in connection with, the spin-off, to qualify for tax-free treatment under the relevant provisions of the Code;

  •
  we will be subject to restrictions on our ability to sell assets outside the ordinary course of business, and, during the first two years following the spin-off (or, if any Retained Securities are exchanged for Huntsman's third-party debt within 18 months after the spin-off, then during the first two years following the last such exchange), we will be prohibited from issuing or selling any additional common stock or other securities; provided, however, that these restrictions could be released upon obtaining a waiver from Huntsman;

  •
  we will be subject to restrictions on our ability to take actions inconsistent with representations made to the IRS in connection with the request for the IRS private letter ruling addressing certain aspects of the spin-off (such representations include representations to the effect that (i) during the Initial Period, no action will be taken (including the adoption of any plan or policy), that would (if implemented) actually or effectively result in an elimination of the disparate voting rights associated with our classes of common stock, and (ii) during the 24-month period after the Initial Period, no such action will be taken other than in connection with a transaction with one or more persons unrelated to the Company (for example, our merger with another corporation) with respect to which there was no agreement, understanding, arrangement, or substantial negotiations or discussions at any time during the 24-months prior to the end of the Initial Period); and

  •
  we will agree to certain restrictions that are intended to preserve the tax-free status of the contribution, distribution, and related transactions.

Employee Matters Agreement

        The Employee Matters Agreement will govern Huntsman's and our compensation and employee benefit obligations with respect to the current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will generally provide for the following:

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  the transfer of all employees who, following the spin-off, will work for the Titanium Dioxide and Performance Additives business ("transferred employees") to us or one of our subsidiaries;

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  the assumption (or retention) by us and our subsidiaries of certain liabilities and obligations relating to current and former employees of the Titanium Dioxide and Performance Additives business (excluding, with respect to current employees, certain pension obligations and, with respect to former employees, certain pension, retiree medical and nonqualified deferred compensation plan obligations);

  •
  the retention by Huntsman of all employee and benefit plan-related liabilities and obligations not relating to current or former employees of the Titanium Dioxide and Performance Additives business;

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  the establishment by us and our subsidiaries of new employee benefit plans for purposes of providing benefits to transferred employees;

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  the cessation of active participation by transferred employees under all benefit plans sponsored by Huntsman;

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  the conversion or adjustment of Huntsman equity and equity-based awards held by transferred employees;

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  that the spin-off is not intended to constitute a "change in control" or similar transaction under Huntsman or our benefit and compensation plans;

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  the crediting of transferred employees for their service with Huntsman for purposes of determining eligibility, vesting and benefit levels under our benefit plans; and

  •
  general cooperation and sharing of information between us and Huntsman on matters relating to the transfers of employees and employee benefit plan- related liabilities and obligations.

Stockholder's and Registration Rights Agreement

        Prior to the distribution, we and Huntsman will enter into a Stockholder's and Registration Rights Agreement pursuant to which we expect that we will agree, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of the disposition of our Class A common stock retained by Huntsman and to list the Class A common stock on the NYSE. We expect that the Stockholder's and Registration Rights Agreement will contain demand and piggyback registration rights, suspension rights and other customary terms. We expect that we will also agree that, upon the request of Huntsman, to use our best efforts to effect the registration under applicable securities laws of an offer by Huntsman to one or more holders of Huntsman debt securities to exchange such Huntsman debt securities for shares of Class A common stock retained by Huntsman. In addition, Huntsman will grant us a proxy to vote all of our Class A common stock held by Huntsman immediately after the distribution in proportion to the votes cast by our Class B common stockholders. This proxy, however, will be automatically revoked as to a particular share of Class A common stock upon any transfer of such Class A common stock from Huntsman to a person other than Huntsman, and neither the voting agreement nor the proxy will limit or prohibit any transfer.

Intellectual Property License Agreement

        The Intellectual Property License Agreement will set forth the terms on which Huntsman, on behalf of itself and its affiliates, will license certain intellectual property and documentation to us and our affiliates, including software owned by Huntsman and its affiliates. We will have the right to create derivative works of the software and documentation and use them for our internal business purposes. The Intellectual Property License Agreement will also set forth the terms on which we will license Huntsman and its affiliates certain data and documentation. Huntsman and its affiliates will have the right to create derivative works of such data and documentation and use them for their internal business purposes.

Master Lease Agreement

        The Master Lease Agreement will set forth the terms on which Huntsman, on behalf of itself and its affiliates, will lease space to us at certain shared facilities. We will include a description of such agreement in a future filing prior to the distribution.

 OTHER RELATED PARTY TRANSACTIONS

        In addition to the related party transactions described in "Arrangements Between Huntsman and Our Company" above, this section discusses other transactions and relationships with related persons during the past three fiscal years. As a current subsidiary of Huntsman, we engage in related party transactions with Huntsman. Those transactions are described in more detail in the notes to the accompanying combined financial statements.

Allocation of Selling, General and Administrative Expenses

        Huntsman's executive, information technology, EHS and certain other corporate departments perform certain administrative and other services for the Titanium Dioxide and Performance Additives business. Additionally, Huntsman performs certain site services for the Titanium Dioxide and Performance Additives business. Expenses incurred by Huntsman and allocated to these businesses are determined based on specific services provided or are allocated based on the businesses' total revenues, total assets, and total employees in proportion to those of Huntsman. Corporate allocations include allocated selling, general, and administrative expenses of $147 million, $132 million and $136 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Sales to and Purchases from Unconsolidated Affiliates

        We enter into transactions in the normal course of our business with parties under common ownership. Sales of raw materials to LPC as part of a sourcing arrangement were $67 million, $80 million and $108 million for the years ended December 31, 2016, 2015 and 2014, respectively. Proceeds from this arrangement are recorded as a reduction of cost of goods sold in Venator's combined statements of operations. Purchases of finished goods from LPC were $158 million, $163 million and $194 million for the years ended December 31, 2016, 2015 and 2014, respectively. Sales by us to other unconsolidated affiliates of Huntsman were nil, nil and $25 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Related Party Financing

        We have historically received financing from Huntsman International and its subsidiaries, which are related parties.

Cash Pooling Program

        We have historically addressed cash flow needs by participating in a cash pooling program. The cash pooling program is an intercompany borrowing arrangement designed to reduce our dependence on external short-term borrowing. The cash pool provides for the participating subsidiaries of Huntsman to loan or borrow funds daily from the cash pool. We record these transactions as either amounts receivable from affiliates or amounts payable to affiliates. Interest income is earned if we are a net lender to the cash pool and paid if we are a net borrower from the cash pool based on a variable interest rate determined from time to time by Huntsman.

        See note "14. Related Party Financing" to our combined financial statements.

A/R Programs

        Certain legal entities comprising the Titanium Dioxide and Performance Additives segments participate in the A/R Programs sponsored by Huntsman. Under the A/R Programs, these entities sell certain of their trade receivables to Huntsman International. Huntsman grants an undivided interest in these receivables to a special purpose entity, which serves as security for the issuance of debt of Huntsman. These entities continue to service the securitized receivables. As of December 31, 2016 and 2015,

Huntsman had $144 million and $152 million, respectively, of net receivables in the A/R Program and reflected on its balance sheet associated with the Titanium Dioxide and Performance Additives segments. The entities' allocated losses on the A/R Programs for the years ended December 31, 2016, 2015 and 2014 were $5 million, $3 million and $5 million, respectively. The allocation of losses on sale of accounts receivable is based upon the pro-rata portion of total receivables sold into the securitization program as well as other program and interest expenses associated with the A/R Programs.

Policies and Procedures with Respect to Approval of Related Party Transactions

        Prior to the spin-off, we will adopt a policy for approval of Related Party Transactions. Pursuant to this policy, we expect that our audit committee will review all material Related Party Transactions. A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or directors;

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  any person who is known by us to be the beneficial owner of more than 5% of our common stock;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

 DESCRIPTION OF MATERIAL INDEBTEDNESS

        In connection with the separation, we expect to incur an aggregate of $            in new debt. We expect that this indebtedness will consist of the issuance of senior notes, term loans, borrowings under an asset-based lending facility or a revolving credit facility or a combination thereof.

        We will describe the terms and covenants of any debt instruments to be entered into in an amendment to the registration statement of which this information statement is a part.

 DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our capital stock as provided in our amended and restated certificate of incorporation and amended and restated bylaws, as each is anticipated to be in effect upon the completion of the spin-off. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of these documents. For a complete description, we refer you to, and the following summaries and descriptions are qualified in their entirety by reference to, our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this information statement forms a part.

Authorized Capitalization

        Following completion of the spin-off, our authorized capital stock will consist of (i)             shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding and (ii)             shares of common stock, par value $0.01 per share, which will consist of            shares of our Class A common stock and            shares of our Class B common stock. Immediately following the distribution, we expect that approximately            shares of our Class B common stock and approximately            shares of our Class A common stock will be outstanding. Holders of Class B common stock and Class A common stock will have the same rights other than with respect to voting. See "—Common Stock." Upon the distribution, Huntsman will retain all of our shares of Class A common stock. We refer to our Class B common stock and our Class A common stock collectively as "our common stock."

Common Stock

        Holders of our Class B common stock are entitled to            votes and holders of our Class A common stock are entitled to             votes, in each case on all matters submitted to a vote of the stockholders, except as provided by law or in a preferred stock designation. Upon the spin-off, Huntsman will retain all of our Class A common stock. Holders of Class B common stock and Class A common stock will have the same rights other than with respect to voting.

        Except as provided by law or in a preferred stock designation, holders of our Class B common stock and our Class A common stock, voting together, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock (whether Class B common stock or Class A common stock) held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the spin-off will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, preemption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by then that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, par value $0.01 per share, covering up to an aggregate of            shares of preferred stock. Each series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion or exchange rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

        Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could make acquisitions of control of our company by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors more difficult. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire control of our company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        We will be subject to Section 203 of the DGCL, which generally prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder (which is defined generally as a person owning 15% or more of a Delaware corporation's outstanding voting stock) or its affiliates or associates for a period of three years following the time that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors before the time the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

        We may elect in the future to not be subject to the provisions of Section 203 of the DGCL.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective following the spin-off, may delay or discourage transactions involving an actual or potential change in control or change in our management, or transactions that our stockholders might otherwise deem to be in their best interests or in our best interests, including transactions that might result in a premium over the market price for our shares. Therefore, these provisions could adversely affect the price of our Class B common stock.

        Among other things, upon the completion of the spin-off, our amended and restated certificate of incorporation and amended and restated bylaws will:

  •
  establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not later than 90 days nor earlier than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting, and may discourage or deter a third party from conducting a solicitation of proxies to elect its slate of directors or to approve its proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders;

  •
  provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

  •
  provide that our board of directors is initially divided into three classes, but that our classified board structure will be automatically eliminated at our 2020 annual meeting, when stockholders will be permitted to elect all of our board members annually. The terms of our initial first class of directors will expire at our 2017 annual meeting of stockholders, and their successors will be elected for a three-year term. The terms of our initial second class of directors will expire at our 2018 annual meeting of stockholders, and their successors will be elected for a two-year term. The terms of our initial third class of directors will expire at our 2019 annual meeting of stockholders, and their successors will be elected for a one-year term. These provisions regarding the election of our board of directors may have the effect of deterring hostile takeovers or delaying changes in control or management of our company prior to our 2020 annual meeting;

  •
  provide that (x) the authorized number of directors may be changed only by resolution of the board of directors, (y) all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, and (z) for so long as we have a classified board of directors, our stockholders will have no ability to remove our directors without cause, and that, upon the declassification of our board of directors, directors may be removed without cause by our stockholders only upon the affirmative vote of holders of at least two-thirds of the voting power of our then outstanding common stock. "Cause" is defined as the director's (i) conviction of a serious felony involving moral turpitude or a violation of federal or state securities laws; (ii) the commission of any material act of dishonesty resulting or intended to result in material personal gain or enrichment of such director at the expense of Venator or any of its subsidiaries and which act, if made the subject of criminal charges, would be reasonably likely to be charged as a felony; or (iii) adjudication as legally incompetent by a court of competent jurisdiction. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

  •
  provide that (x) any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series, and (y) special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board. These provisions regarding our stockholder meetings may have the effect of deterring hostile takeovers or delaying changes in control or management of our company; and

  •
  provide that certain provisions in our amended and restated certificate of incorporation related to our classified board structure described above may be amended only by the affirmative vote of at least two-thirds of the voting power of our then outstanding common stock, in addition to the approval of a majority of our directors then in office. These provisions regarding the amendment of our amended and restated certificate of incorporation may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Forum Selection

        Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

  •
  any derivative action or proceeding brought on our behalf;

  •
  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders;

  •
  any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or

  •
  any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine.

        Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law permits a certificate of incorporation to provide that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We may from time to time enter into indemnification agreements with our directors and officers. These agreements will typically require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and any indemnification agreements we enter into will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Sale of Unregistered Securities

        Upon our incorporation, we issued 1,000 shares of our common stock, par value $0.01 per share, to Huntsman upon payment by Huntsman of $10.00 pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering. Prior to the distribution, we expect that these shares of common stock will be recapitalized into shares of our Class B common stock, which will be distributed to the stockholder of Huntsman, and shares of our Class A common stock, which will be retained by Huntsman.

Transfer Agent and Registrar

        Following the distribution, the transfer agent and registrar for our Class B common stock will be            .

Listing

        Following the distribution, our Class B common stock will trade on the NYSE under the symbol "VNTR."

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement on Form 10 for our common stock that Huntsman stockholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits to the Form 10. We have omitted some items in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, we refer you to the Form 10 and its exhibits, which are on file at the offices of the SEC. Statements contained in this information statement about the contents of any contract or other document referred to may not be complete, and in each instance, if we have filed the contract or document as an exhibit to the Form 10, we refer you to the copy of the contract or other documents so filed. We qualify each statement in all respects by the relevant reference.

        You may inspect and copy the Form 10 and exhibits that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Form 10, including its exhibits.

        We maintain an Internet site at www.venatorcorp.com, and it will be completed and become fully functional in connection with the completion of the spin-off. We do not incorporate our Internet site, or the information contained on that site or connected to that site, into the information statement or our Registration Statement on Form 10.

        As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill those obligations with respect to these requirements by filing periodic reports and other information with the SEC.

        We plan to make available free of charge on our website, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Venator Materials Corporation:

        We have audited the accompanying balance sheet of Venator Materials Corporation (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Houston, Texas
March 14, 2017

VENATOR MATERIALS CORPORATION

Balance Sheet

December 31, 2016
ASSETS
Total Assets	$—

LIABILITIES AND EQUITY
Total liabilities	$—
Equity
Common stock ($0.01 par value per share, 1,000 shares authorized, 1,000 shares subscribed)	$10
Common stock receivable from Huntsman International LLC	(10)

Total equity	$—

Total Liabilities and Equity	$—

VENATOR MATERIALS CORPORATION

Notes to Balance Sheet

1. Background and Basis of Presentation

        Venator Materials Corporation (the "Company"), a Delaware corporation, was formed on October 19, 2016. The Company is a wholly-owned subsidiary of Huntsman International LLC and has no assets, no liabilities and has conducted no operations. It is intended that the Company will assume, in connection with the spin-off, the Titanium Dioxide and Performance Additives businesses of Huntsman Corporation ("Huntsman") and the related operations, assets, liabilities and obligations. It is also intended that the Company will ultimately operate in two segments, Titanium Dioxide and Performance Additives.

        The accompanying balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The Company has authorized 1,000 shares of $0.01 par value per share common stock. On October 26, 2016, Huntsman International LLC subscribed to 1,000 shares for $10. This amount has been reflected in the accompanying balance sheet as a reduction of equity.

2. Subsequent Events

        Venator Materials Corporation evaluated subsequent events through March 14, 2017, the date this balance sheet was available to be issued.

******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Huntsman Corporation:

        We have audited the accompanying combined balance sheets of Venator (comprising the combined operations and legal entities of the Pigments & Additives division and certain other operations of Huntsman Corporation) (the "Company") as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in the index. These financial statements and financial statement schedule are the responsibility of Huntsman Corporation's management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 1 to the combined financial statements, the combined financial statements include allocations of direct and indirect corporate expenses from Huntsman Corporation and are presented on a stand-alone basis as if the Company's operations had been conducted independently from Huntsman Corporation; however, the Company did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be fully indicative of the Company's financial position, results of operations and cash flows as an unaffiliated company from Huntsman Corporation.

/s/ DELOITTE & TOUCHE LLP
Houston, Texas
March 14, 2017

VENATOR
(Combined Divisions of Huntsman Corporation)
COMBINED BALANCE SHEETS
(Dollars in millions)

	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents(a)	$54	$53
Restricted cash(a)	1	2
Accounts receivable (net of allowance for doubtful accounts of $9 and $10, respectively)(a)	372	377
Accounts receivable from affiliates	436	518
Inventories(a)	576	728
Prepaid expenses	14	51
Other current assets(a)	75	80

Total current assets	1,528	1,809
Property, plant and equipment, net(a)	1,337	1,490
Intangible assets, net(a)	33	39
Goodwill	49	50
Investment in unconsolidated affiliates	102	115
Deferred income taxes	217	230
Notes receivable from affiliates	148	422
Other noncurrent assets(a)	50	54

Total assets	$3,464	$4,209

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$372	$383
Accounts payable to affiliates	1,646	1,693
Accrued liabilities(a)	205	288
Current portion of debt(a)	11	13

Total current liabilities	2,234	2,377
Long-term debt(a)	14	22
Long-term portion of debt to affiliates	309	310
Deferred income taxes	12	30
Other noncurrent liabilities(a)	504	513

Total liabilities	3,073	3,252
Commitments and contingencies (Notes 21 and 22)
Equity
Parent's net investment and advances	889	1,371
Accumulated other comprehensive loss	(571)	(501)

Total Venator	318	870
Noncontrolling interest in subsidiaries	73	87

Total equity	391	957

Total liabilities and equity	$3,464	$4,209

(a)
At December 31, 2016 and 2015, respectively, $20 and $28 of cash and cash equivalents, nil and $2 of restricted cash, $20 and $19 of accounts receivable (net), $6 and $7 of inventories, $5 each of other current assets, $83 and $97 of property, plant and equipment (net), $30 and $34 of intangible assets (net), $10 and $12 of other noncurrent assets, $9 and $8 of accounts payable, $14 and $12 of accrued liabilities, $2 and $4 of current portion of debt, nil and $5 of long-term debt, and $2 and $3 of other noncurrent liabilities from consolidated variable interest entities are included in the respective balance sheet captions above. See note "7. Variable Interest Entities."

See notes to combined financial statements.

VENATOR
(Combined Divisions of Huntsman Corporation)
COMBINED STATEMENTS OF OPERATIONS
(Dollars in millions)

	Year ended December 31,
	2016	2015	2014
Revenues:
Trade sales, services and fees, net	$3,153	$3,272	$2,856
Related party sales	123	134	189

Total revenues	3,276	3,406	3,045
Cost of goods sold	2,857	2,994	2,682
Operating expenses:
Selling, general, and administrative (includes corporate allocations of $147, $132 and $136, respectively)	442	449	407
Restructuring, impairment and plant closing costs	34	229	67
Other (income) expense	(33)	5	(26)

Total expenses	443	683	448

Operating loss	(24)	(271)	(85)
Interest expense	(45)	(40)	(43)
Interest income	24	40	46
Other income	1	—	—

Loss before income taxes	(44)	(271)	(82)
Income tax (expense) benefit	(3)	30	35

Net loss	(47)	(241)	(47)
Net income attributable to noncontrolling interests	(13)	(18)	(14)

Net loss attributable to Venator	$(60)	$(259)	$(61)

See notes to combined financial statements.

VENATOR
(Combined Divisions of Huntsman Corporation)

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(Dollars in millions)

	Year ended December 31,
	2016	2015	2014
Net loss	$(47)	$(241)	$(47)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(10)	(132)	(188)
Pension and other postretirement benefits adjustments	(63)	(8)	(38)
Other, net	—	(1)	(2)

Other comprehensive loss, net of tax:	(73)	(141)	(228)
Comprehensive loss	(120)	(382)	(275)
Comprehensive income attributable to noncontrolling interest	(10)	(10)	(5)

Comprehensive loss attributable to Venator	$(130)	$(392)	$(280)

See notes to combined financial statements.

VENATOR
(Combined Divisions of Huntsman Corporation)

COMBINED STATEMENTS OF EQUITY

(Dollars in millions)

	Venator Equity
	Parent's Net Investment and Advances	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
Balance, January 1, 2014	$1,542	$(149)	$69	$1,462
Net (loss) income	(61)	—	14	(47)
Net changes in other comprehensive loss	—	(219)	(9)	(228)
Dividends paid to noncontrolling interests	—	—	(4)	(4)
Acquisition of a business	—	—	16	16
Net changes in parent's net investment and advances	1,253	—	—	1,253

Balance, December 31, 2014	2,734	(368)	86	2,452
Net (loss) income	(259)	—	18	(241)
Net changes in other comprehensive loss	—	(133)	(8)	(141)
Dividends paid to noncontrolling interests	—	—	(9)	(9)
Net changes in parent's net investment and advances	(1,104)	—	—	(1,104)

Balance, December 31, 2015	1,371	(501)	87	957
Net (loss) income	(60)	—	13	(47)
Net changes in other comprehensive loss	—	(70)	(3)	(73)
Dividends paid to noncontrolling interests			(24)	(24)
Net changes in parent's net investment and advances	(422)	—	—	(422)

Balance, December 31, 2016	$889	$(571)	$73	$391

See notes to combined financial statements.

VENATOR
(Combined Divisions of Huntsman Corporation)

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in millions)

	Year ended December 31,
	2016	2015	2014
Operating Activities:
Net loss	$(47)	$(241)	$(47)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	140	126	121
Deferred income taxes	(9)	(39)	(36)
(Gain) loss on disposal of assets	(22)	4	(1)
Noncash restructuring charges and impairment of assets	9	105	—
Noncash interest	20	1	(7)
Noncash loss (gain) on foreign currency transactions	4	7	(32)
Other, net	3	(4)	5
Changes in operating assets and liabilities:
Accounts receivable	(13)	40	37
Inventories	124	90	2
Prepaid expenses	1	(42)	(1)
Other current assets	(2)	8	(9)
Other noncurrent assets	(9)	(9)	(10)
Accounts payable	(21)	184	153
Accrued liabilities	(13)	29	18
Other noncurrent liabilities	(21)	(30)	(53)

Net cash provided by operating activities	144	229	140

Investing Activities:
Capital expenditures	(118)	(218)	(150)
Cash received from unconsolidated affiliates	33	48	48
Investment in unconsolidated affiliates	(29)	(42)	(37)
Cash acquired from the acquisition of business	—	—	77
Proceeds from sale of businesses/assets	9	1	1
Change in restricted cash	1	5	(1)
Other	—	—	(1)

Net cash used in investing activities	(104)	(206)	(63)

Financing Activities:
Proceeds from notes payable	2	1	2
Repayments of notes payable	(2)	(1)	(2)
Net change in parent company investment	(3)	12	(27)
Principal payments on long-term debt	(10)	(39)	(22)
Dividends paid to noncontrolling interest	(24)	(9)	(4)

Net cash used in financing activities	(37)	(36)	(53)

Effect of exchange rate changes on cash	(2)	(9)	(6)

Increase (decrease) in cash and cash equivalents	1	(22)	18
Cash and cash equivalents at beginning of period	53	75	57

Cash and cash equivalents at end of period	$54	$53	$75

Supplemental cash flow information:
Cash paid for interest	$6	$6	$9
Cash paid for income taxes	16	19	12
Noncash investing and financing activities:
As of the years December 31, 2016, 2015 and 2014, the amount of capital expenditures in accounts payable was $22, $23 and $39, respectively.

During the years ended December 31, 2016 and 2015, we received noncash settlements of notes receivable from affiliates of $274 and $683, respectively. During the year ended December 31, 2014, we issued noncash notes receivable to affiliates of $196.

During the years ended December 31, 2016, 2015 and 2014, we settled noncash long-term debt to affiliates of $1, $167 and $47, respectively.
During the year ended December 31, 2014, Huntsman Corporation made a noncash capital contribution of $960 to contribute the Rockwood Acquisition to Venator.

See notes to combined financial statements.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        General—For convenience in this report, the terms "our," "us" or "we" may be used to refer to Venator and, unless the context otherwise requires, its subsidiaries.

        Description of Business—Venator (comprising the combined operations and legal entities of the Pigments & Additives division and certain other operations of Huntsman Corporation, or Huntsman) operates in two segments: Titanium Dioxide and Performance Additives. The Titanium Dioxide segment manufactures and sells primarily titanium dioxide ("TiO2"), and has global operations operating eight TiO2 manufacturing facilities, predominantly in Europe. The Performance Additives segment manufactures and sells functional additives, color pigments, timber treatment and water treatment chemicals. This segment operates 19 color pigments, functional additives, water treatment and timber treatment manufacturing and processing facilities in Europe, North America, Asia and Australia.

        Recent Developments—In February 2017, Huntsman filed suit against the legacy owner and certain former executives of Rockwood, primarily related to the failure of new technology that Huntsman acquired in the Rockwood acquisition that was to be implemented at the new Augusta facility and subsequently at other facilities. Huntsman is seeking various forms of legal remedy, including compensatory damages, punitive damages, expectation damages, consequential damages, restitution, and rescission of the Rockwood Acquisition or, to the extent that rescission is not feasible, rescissory damages. Venator is not party to the suit.

        On January 30, 2017, Venator's titanium dioxide manufacturing facility in Pori, Finland experienced fire damage and is currently not operational. We are committed to repairing the facility as quickly as possible and anticipate that some level of production will have resumed prior to completion of the spin-off, but we do not yet have an estimated time frame for how long until the facility's full capacity will be available. The site is insured for property damage as well as business interruption losses.

        Basis of Presentation—Venator's combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP" or "U.S. GAAP"). Venator's operations were included in Huntsman Corporation's financial results in different legal forms, including but not limited to: (1) wholly-owned subsidiaries for which the Titanium Dioxide and Performance Additives businesses were the sole businesses; (2) legal entities which are comprised of other businesses and include the Titanium Dioxide and Performance Additives businesses; and (3) variable interest entities in which the Titanium Dioxide and Performance Additives and other businesses are the primary beneficiaries. The combined financial statements include all revenues, costs, assets, liabilities and cash flows directly attributable to Venator, as well as allocations of direct and indirect corporate expenses, which are based upon an allocation method that in the opinion of management is reasonable. The combined financial statements have been prepared from Huntsman Corporation's historical accounting records and are presented on a stand-alone basis as if Venator's operations had been conducted separately from Huntsman Corporation; however, Venator did not operate as a separate, stand-alone entity for the periods presented and, as such, the combined financial statements may not be indicative of the financial position, results of operations and cash flows had Venator been a stand-alone company.

        For purposes of these combined financial statements, all significant transactions with Huntsman International LLC ("Huntsman International"), a wholly-owned subsidiary of Huntsman through which Huntsman operates all of its businesses, have been included in group equity. All intercompany transactions

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

within the combined business have been eliminated. Additional disclosures are included in note "20. Related Party Transactions."

        Huntsman Corporation's executive, information technology, environmental, health and safety and certain other corporate departments perform certain administrative and other services for Venator. Additionally, Huntsman Corporation performs certain site services for Venator. Expenses incurred by Huntsman Corporation and allocated to Venator are determined based on specific services provided or are allocated based on Venator's total revenues, total assets, and total employees in proportion to those of Huntsman Corporation. Management believes that such expense allocations are reasonable. Corporate allocations include allocated selling, general, and administrative expenses of $147 million, $132 million and $136 million for the years ended December 31, 2016, 2015 and 2014, respectively.

        Asset Retirement Obligations—Venator accrues for asset retirement obligations, which consist primarily of asbestos abatement costs, demolition and removal costs, leasehold remediation costs and landfill closure costs, in the period in which the obligations are incurred. Asset retirement obligations are initially recorded at estimated fair value. When the related liability is initially recorded, Venator capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its estimated settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, Venator will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

        Carrying Value of Long-Lived Assets—Venator reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows, and Venator recognizes an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved.

        Cash and Cash Equivalents—Venator considers cash in bank accounts and short-term highly liquid investments with remaining maturities of three months or less at the date of purchase to be cash and cash equivalents. Venator's day-to-day funding requirements are primarily met by the Huntsman International treasury function.

        Venator participates in Huntsman International's cash pooling program. The cash pooling program is an intercompany borrowing arrangement designed to reduce Venator's dependence on external short-term borrowing. See note "14. Related Party Financing."

        Cost of Goods Sold—Venator classifies the costs of manufacturing and distributing its products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs include, among other things, plant site operating costs and overhead costs (including depreciation), production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight, and warehousing costs are also included in cost of goods sold.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Derivative Transactions—All derivatives are recorded on Venator's balance sheet at fair value. Changes in fair value of derivatives are recognized in earnings. See note "15. Third-Party Debt Agreements."

        Environmental Expenditures—Environmental-related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and cleanup obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and incurred and are expensed or capitalized as appropriate. See note "22. Environmental, Health and Safety Matters."

        Financial Instruments—The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, amounts receivable from affiliates, accounts payable, amounts payable to affiliates, and accrued liabilities approximate their fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of Venator's long-term debt are based on quoted market prices for the identical liability when traded as an asset in an active market.

        Foreign Currency Translation—The accounts of Venator's operating subsidiaries outside of the U.S. consider the functional currency to be the currency of the economic environment in which they operate. Accordingly, assets and liabilities are translated at rates prevailing at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average rate for the period. Cumulative translation adjustments are recorded to equity as a component of accumulated other comprehensive loss.

        Foreign currency transaction gains and losses are recorded in other (income) expense in the combined statements of operations and were net losses (gains) of $4 million, $7 million and $(32) million for the years ended December 31, 2016, 2015 and 2014, respectively.

        Income Taxes—Venator is comprised of operations in various tax jurisdictions. Venator's operations were included in Huntsman Corporation's financial results in different legal forms, including but not limited to wholly-owned subsidiaries for which Venator was the sole business, components of legal entities in which Venator operated in conjunction with other Huntsman Corporation businesses and variable interest entities in which Venator is the primary beneficiary.

        Similarly, Venator's tax obligations and filings were included in different legal forms, including but not limited to legal entities in certain countries where fiscal unity or consolidation is allowed or required with other Huntsman Corporation businesses, components of legal entities in which Venator operated in conjunction with other Huntsman Corporation businesses, and legal entities which file separate tax returns in their respective tax jurisdictions.

        The combined financial statements have been prepared from Huntsman Corporation's historical accounting records and are presented on a stand-alone basis as if Venator's operations had been conducted separately from Huntsman; however, Venator did not operate as a separate, stand-alone entity for the periods presented and, as such, the tax results and attributes presented in these combined financial statements would not be indicative of the income tax expense or benefit, income tax related assets and liabilities and cash taxes had Venator been a stand-alone company.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The combined financial statements have been prepared under the currently anticipated legal structure of the Venator such that the historical results of legal entities are presented as follows: The historical tax results of legal entities which file separate tax returns in their respective tax jurisdictions and which need no restructuring before being contributed to Venator Materials Corporation are included without adjustment, including the inclusion of any currently held subsidiaries. The historical tax results of legal entities in which Venator operated in conjunction with other Huntsman Corporation businesses for which new legal entities will be formed for Venator operations are presented on a stand-alone basis as if their operations had been conducted separately from Huntsman and any adjustments to current taxes payable have been treated as adjustments to parent's net investment and advances. The historical tax results of legal entities in which Venator operated in conjunction with other Huntsman Corporation businesses for which the Huntsman business will be transferred out have been presented without adjustment, including the historical results of the Huntsman businesses which are unrelated to Venator operating businesses.

        Pursuant to tax-sharing agreements, subsidiaries of Huntsman Corporation are charged or credited, in general, with an amount of income taxes as if they filed separate income tax returns. Adjustments to current income taxes payable by Venator have been treated as adjustments to parent's net investment and advances.

        Venator includes the U.S. Titanium Dioxide and Performance Additives subsidiaries of Huntsman International which are treated for U.S. tax purposes as divisions of Huntsman International. Huntsman International is included in the U.S. consolidated tax return of its parent, Huntsman Corporation. A 2% U.S. state income tax rate (net of federal benefit) was estimated for Venator based upon the estimated apportionment factors and actual income tax rates in state tax jurisdictions where it has nexus. U.S. foreign tax credits relating to taxes paid by non-U.S. business entities have been generated and utilized by Huntsman. On a separate entity basis, these foreign tax credits would not have been generated or utilized, therefore, no additional allocation of Huntsman foreign tax credits was necessary. Additionally, Huntsman had no U.S. net operating loss carryforward amounts ("NOLs") or similar attributes to allocate. Venator believes this methodology is reasonable and complies with Staff Accounting Bulletin Topic 1B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.

        Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Venator evaluates deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, Venator considers the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits Venator's ability to consider other subjective evidence such as Venator's projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

        As of December 31, 2016 and 2015, there were no unremitted earnings of subsidiaries to consider for indefinite reinvestment. Going forward, to the extent future U.S. cash flow needs require distributions

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from foreign subsidiaries, based on existing law, we expect to have tax attributes (at least up to the amount of anticipated external Venator debt) that could allow repatriation of earnings to the U.S. without incremental U.S. income tax.

        The U.S. tax expense, deferred tax assets, and deferred tax liabilities in these financial statements do not necessarily reflect the tax expense, deferred tax assets, or deferred tax liabilities that would have resulted had Venator not been operated as a U.S. income tax branch structure in combination with Huntsman Corporation. By illustration, there are no net operating losses to be allocated to Venator given the overall profitability of the Huntsman group in the U.S.

        The tax provision is not intended in any way to be representative of future taxes. Further, the tax attributes presented reflect calculated unaffiliated results based upon the legal entity structure of Venator and using the stand-alone methodology. The actual income tax attributes that would be allocated under the various required tax laws to the specific legal entities comprising Venator would be different than the amounts presented.

        Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. Venator is required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires Venator to make significant judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not, Venator is required to make judgments and apply assumptions in order to measure the amount of the tax benefits to recognize. The judgments are based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the combined financial statements.

        Intangible Assets and Goodwill—Intangible assets are stated at cost (fair value at the time of acquisition) and are amortized using the straight-line method over the estimated useful lives or the life of the related agreement as follows:

Patents and technology	5 - 30 years
Trademarks	9 - 30 years
Licenses and other agreements	5 - 15 years
Other intangibles	5 - 15 years

        Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not subject to any method of amortization, but is tested for impairment annually (at the beginning of the third quarter) and when events and circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. When the fair value is less than the carrying value of the related reporting unit, Venator is required to reduce the amount of goodwill through a charge to earnings. Fair value is estimated using the market approach, as well as the income

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

approach based on discounted cash flow projections. Goodwill has been assigned to reporting units for purposes of impairment testing.

        Inventories—Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out and average costs methods for different components of inventory.

        Legal Costs—Venator expenses legal costs, including those legal costs incurred in connection with a loss contingency, as incurred.

        Property, Plant, and Equipment—Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	5 - 50 years
Plant and equipment	3 - 30 years
Furniture, fixtures and leasehold improvements	5 - 20 years

        Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments, and major repairs that significantly extend the useful life of the assets are capitalized and the assets replaced, if any, are retired.

        Research and Development—Research and development costs are expensed as incurred and recorded in selling, general and administrative expense. Research and development costs charged to expense were $29 million, $30 million and $24 million for the years ended December 31, 2016, 2015 and 2014, respectively.

        Revenue Recognition—Venator generates substantially all of its revenues through sales in the open market and long-term supply agreements. Venator recognizes revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured, and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made. The revenue recognition policy for sales to related parties does not differ from the policy described above.

        Securitization of Accounts Receivable—Venator participates in A/R Programs sponsored by Huntsman International. Under the A/R Programs, Venator sells certain of its trade receivables to Huntsman International. Huntsman International grants an undivided interest in these receivables to bankruptcy remote special purpose entities ("SPE"), which serve as security for the issuance of debt of Huntsman International. See note "14. Related Party Financing."

        Subsequent Events—Venator evaluated material subsequent events through March 14, 2017, the date these combined financial statements were available to be issued.

        Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF BUSINESS, RECENT DEVELOPMENTS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Pending Adoption in Future Periods

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), outlining a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, deferring the effective date of ASU No. 2014-09 for all entities by one year. Further, in March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), clarifying the implementation guidance on principal versus agent considerations, in April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the implementation guidance on identifying performance obligations in a contract and determining whether an entity's promise to grant a license provides a customer with either a right to use the entity's intellectual property (which is satisfied at a point in time) or a right to access the entity's intellectual property (which is satisfied over time), in May 2016, the FASB issued ASU No. 2016-12, Revenue from Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, providing clarifications and practical expedients for certain narrow aspects in Topic 606, and in December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The amendments in these ASUs are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The amendments in ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 should be applied retrospectively, and early application is permitted. We are currently performing the analysis identifying areas that will be impacted by the adoption of the amendments in ASU No. 2014-09, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2016-20 on our combined financial statements. The standard will be adopted in our fiscal year 2018 and we have not yet determined the transition method.

        In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in this ASU do not apply to inventory that is measured using last-in first-out ("LIFO") or the retail inventory method, but rather does apply to all other inventory, which includes inventory that is measured using first-in first-out or average cost. An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU will increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU will require lessees to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early application of the amendments in this ASU is permitted for all entities. Reporting entities are required to recognize and measure leases under these amendments at the beginning of the earliest period presented using a modified retrospective approach. We are currently evaluating the impact of the adoption of the amendments in this ASU on our combined financial statements and believe, based on our preliminary assessment, that we will record significant additional right-to-use assets and lease obligations.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify and include specific guidance to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

        In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The amendments in this ASU require entities to recognize the current and deferred income taxes for an intra-entity transfer of an asset other than inventory when the transfer occurs, as opposed to deferring the recognition of the income tax consequences until the asset has been sold to an outside party. The amendments in this ASU are effective for annual reporting periods beginning after December 31, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in this ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

        In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

        In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosures are required at transition. We do not expect the adoption of the amendments in this ASU to have a significant impact on our combined financial statements.

3. BUSINESS COMBINATIONS

ROCKWOOD ACQUISITION

        On October 1, 2014, Huntsman completed the Rockwood acquisition. Huntsman paid $1.02 billion in cash and assumed certain unfunded pension liabilities in connection with the Rockwood acquisition and subsequently contributed these businesses to our Titanium Dioxide and Performance Additives divisions. The acquisition was financed using a bank term loan. Transaction costs charged to expense related to this acquisition were approximately nil, nil and $24 million for the years ended December 31, 2016, 2015 and 2014, respectively, and were recorded in selling, general and administrative expenses in the combined statements of operations.

        The following businesses were acquired from Rockwood:

  •
  TiO2, with strong specialty business in fibers, inks, pharmaceuticals, food and cosmetics;

  •
  functional additives made from barium and zinc based inorganics used to make colors more brilliant, primarily in plastics, coatings, films, food, cosmetics, pharmaceuticals and paper;

  •
  color pigments made from synthetic iron-oxide and other non-TiO2 inorganic pigments used by manufacturers of coatings and colorants;

  •
  timber treatment wood protection chemicals used primarily in residential and commercial applications

  •
  water treatment products used to improve water purity in industrial, commercial and municipal applications; and

  •
  specialty automotive molded components.

        In connection with securing certain regulatory approvals required to complete the Rockwood acquisition, we sold our TiO2 TR52 product line used in printing inks to Henan in December 2014. The sale did not include any manufacturing assets but does include an agreement to supply TR52 product to Henan during a transitional period.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. BUSINESS COMBINATIONS (Continued)

        We have accounted for the Rockwood acquisition using the acquisition method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed. The allocation of acquisition cost to the assets acquired and liabilities assumed is summarized as follows (dollars in millions):

Cash paid for Rockwood Acquisition in 2014	$1,038
Purchase price adjustment received in 2015	(18)

Net acquisition cost	$1,020

Fair value of assets acquired and liabilities assumed:
Cash	$77
Accounts receivable	220
Inventories	401
Prepaid expenses and other current assets	55
Property, plant and equipment	665
Intangible assets	31
Deferred income taxes, non-current	106
Other assets	8
Accounts payable	(146)
Accrued expenses and other current liabilities	(106)
Long-term debt, non-current	(3)
Pension and related liabilities	(233)
Deferred income taxes, non-current	(9)
Other liabilities	(30)

Total fair value of net assets acquired	1,036
Noncontrolling interest	(16)

Total	$1,020

        During the second quarter of 2015, we received $18 million related to the settlement of certain purchase price adjustments. As a result of the finalization of the valuation of the assets and liabilities, reallocations were made in certain property, plant and equipment, deferred tax, accrued liability and other long-term liability balances. None of the fair value of this acquisition was allocated to goodwill. Intangible assets acquired consist primarily of developed technology, trademarks and customer relationships, all of which are being amortized over nine years. The noncontrolling interest primarily relates to Viance, a 50%-owned joint venture with Dow Chemical acquired as part of the Rockwood acquisition. The noncontrolling interest was valued at 50% of the fair value of the net assets of Viance as of October 1, 2014, as dictated by the ownership interest percentages. If the Rockwood acquisition were to have occurred on January 1, 2014,

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. BUSINESS COMBINATIONS (Continued)

the following estimated pro forma revenues and net income attributable to Venator would have been reported (dollars in millions):

Pro Forma
Year ended December 31, 2014 (Unaudited)
Revenues	$4,191
Net income attributable to Venator	38

4. INVENTORIES

        Inventories at December 31, 2016 and 2015 consisted of the following (dollars in millions):

	December 31,
	2016	2015
Raw materials and supplies	$165	$213
Work in process	59	85
Finished goods	352	430

Total	$576	$728

5. PROPERTY, PLANT AND EQUIPMENT

        The cost and accumulated depreciation of property, plant and equipment at December 31, 2016 and 2015 were as follows (dollars in millions):

	December 31,
	2016	2015
Land and land improvements	$103	$87
Buildings	260	230
Plant and equipment	2,109	2,079
Construction in progress	109	320

Total	2,581	2,716
Less accumulated depreciation	(1,244)	(1,226)

Property, plant, and equipment—net	$1,337	$1,490

        Depreciation expense for the years ended December 31, 2016, 2015 and 2014 was $132 million, $123 million and $116 million, respectively.

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES

        Investments in companies in which we exercise significant influence, but do not control, are accounted for using the equity method. Investments in companies in which we do not exercise significant influence are accounted for using the cost method.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

        Tioxide Americas Inc., a wholly-owned subsidiary of Venator, has a 50% interest in Louisiana Pigment Company, L.P. ("LPC"). Located in Lake Charles, Louisiana, LPC is a joint venture that produces TiO2 for the exclusive benefit of each of the joint venture partners. In accordance with the joint venture agreement, this plant operates on a break-even basis. This investment is accounted for using the equity method and totaled $81 million and $84 million at December 31, 2016 and 2015, respectively.

        During 2012, we made a $3 million investment in White Mountain Titanium Corporation, which reflects a 3% ownership interest. This investment is accounted for using the cost method and totaled $3 million each at December 31, 2016 and 2015.

        Investments in other affiliates of Venator's parent company totaled $18 million and $28 million at December 31, 2016 and 2015, respectively.

7. VARIABLE INTEREST ENTITIES

        We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following joint ventures for which we are the primary beneficiary:

  •
  Pacific Iron Products Sdn Bhd is our 50%-owned joint venture with Coogee Chemicals that manufactures products for Venator. It was determined that the activities that most significantly impact its economic performance are raw material supply, manufacturing and sales. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing. As a result, we concluded that we are the primary beneficiary.

  •
  Viance, LLC ("Viance") is our 50%-owned joint venture with Dow Chemical. Viance markets timber treatment products for Venator. Our joint venture interest in Viance was acquired as part of the Rockwood acquisition. It was determined that the activity that most significantly impacts its economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance's behalf. As a result, we concluded that we are the primary beneficiary and began consolidating Viance upon the Rockwood acquisition on October 1, 2014.

  •
  Sasol-Huntsman is Huntsman's 50%-owned joint venture with Sasol that owns and operates a maleic anhydride facility in Moers, Germany. The activities that most significantly impact this joint venture's economic performance were constructing a maleic anhydride plant expansion, manufacturing, and sales. At the date of assessment, Huntsman bore a disproportionate amount of risk of loss due to a related-party loan to Sasol-Huntsman for which Huntsman bore the default risk. This joint venture manufactures products for Huntsman using Huntsman's technology and expertise and services the European market in Huntsman's stead. As a result, we concluded that we are the primary beneficiary. This joint venture will not ultimately be part of Venator after the spin-off.

        Creditors of these entities have no recourse to Venator's general credit. As the primary beneficiary of these variable interest entities at December 31, 2016, the joint ventures' assets, liabilities and results of

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. VARIABLE INTEREST ENTITIES (Continued)

operations are included in Venator's combined financial statements. This includes goodwill of $12 million and $13 million, respectively, and deferred tax liabilities of $10 million and $11 million, respectively, related to Sasol-Huntsman as of December 31, 2016 and 2015.

        The revenues, income from continuing operations before income taxes and net cash provided by operating activities for our variable interest entities for the years ended December 31, 2016, 2015 and 2014 are as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Revenues	$213	$230	$219
Income from continuing operations before income taxes	28	40	32
Net cash provided by operating activities	46	47	37

8. INTANGIBLE ASSETS

	December 31, 2016			December 31, 2015
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	$18	$1	$17	$19	$4	$15
Licenses and other agreements	14	3	11	15	3	12
Other intangibles	20	15	5	29	17	12

Total	$52	$19	$33	$63	$24	$39

        Amortization expense was $8 million, $3 million and $5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

        Our estimated future amortization expense for intangible assets over the next five years is as follows (dollars in millions):

Year ending December 31,
2017	$4
2018	4
2019	4
2020	4
2021	4

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. OTHER NONCURRENT ASSETS

        Other noncurrent assets at December 31, 2016 and 2015 consisted of the following (dollars in millions):

	December 31,
	2016	2015
Spare parts inventory	$13	$15
Catalysts	10	12
Notes receivable	7	7
Deposits	1	5
Pension assets	5	4
Other	14	11

Total	$50	$54

10. ACCRUED LIABILITIES

        Accrued liabilities at December 31, 2016 and 2015 consisted of the following (dollars in millions):

	December 31,
	2016	2015
Payroll and benefits	$63	$67
Restructuring and plant closing costs	17	87
Rebate accrual	27	24
Current taxes payable	7	9
Asset retirement obligation	13	18
Taxes other than income taxes	1	4
Pension liabilities	5	5
Other miscellaneous accruals	72	74

Total	$205	$288

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS

        Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency. As of December 31, 2016, 2015 and 2014, accrued restructuring and plant closing costs by type of cost and initiative consisted of the following (dollars in millions):

	Workforce reductions(1)	Demolition and decommissioning	Other restructuring costs	Total(2)
Accrued liabilities as of January 1, 2014	$9	$—	$—	$9
2014 charges	65	—	2	67
2014 payments	(11)	—	(1)	(12)
Adjustment to Titanium Dioxide and Performance Additives opening balance sheet liabilities	1	—	—	1
Foreign currency effect on liability balance	(1)	—	—	(1)

Accrued liabilities as of December 31, 2014	63	—	1	64
2015 charges	98	1	22	121
2015 payments	(61)	(1)	(21)	(83)
Opening balance sheet liabilities	1	—	—	1
Foreign currency effect on liability balance	(6)	—	—	(6)

Accrued liabilities as of December 31, 2015	95	—	2	97
2016 charges	9	—	16	25
2016 payments	(43)	—	(17)	(60)
Distribution of prefunded restructuring costs	(36)	—	—	(36)
Foreign currency effect on liability balance	(1)	—	—	(1)

Accrued liabilities as of December 31, 2016	$24	$—	$1	$25

(1)
The total workforce reduction reserves of $24 million relate to the termination of 361 positions, of which 326 positions had not been terminated as of December 31, 2016.

(2)
Accrued liabilities remaining at December 31, 2016 and 2015 by year of initiatives were as follows (dollars in millions):

	December 31,
	2016	2015
2014 initiatives and prior	$21	$81
2015 initiatives	4	16

Total	$25	$97

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

        Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative (dollars in millions):

	Titanium Dioxide	Performance Additives	Other businesses	Total
Accrued liabilities as of January 1, 2014	$2	$—	$7	$9
2014 charges	51	9	7	67
2014 payments	(4)	—	(8)	(12)
Adjustment to Titanium Dioxide and Performance Additives opening balance sheet liabilities	—	1	—	1
Foreign currency effect on liability balance	—	—	(1)	(1)

Accrued liabilities as of December 31, 2014	49	10	5	64
2015 charges	75	36	10	121
2015 payments	(62)	(13)	(8)	(83)
Opening balance sheet liabilities	—	1	—	1
Foreign currency effect on liability balance	(5)	(1)	—	(6)

Accrued liabilities as of December 31, 2015	57	33	7	97
2016 charges	9	16	—	25
Distribution of prefunded restructuring costs	(23)	(13)	—	(36)
2016 payments	(29)	(29)	(2)	(60)
Foreign currency effect on liability balance	(2)	2	(1)	(1)

Accrued liabilities as of December 31, 2016	$12	$9	$4	$25

Current portion of restructuring reserves	$5	$9	$3	$17
Long-term portion of restructuring reserve	7	—	1	8

        Details with respect to cash and noncash restructuring charges for the years ended December 31, 2016, 2015 and 2014 by initiative are provided below (dollars in millions):

Cash charges:
2016 charges	$25
Accelerated depreciation	8
Other non-cash charges	1

Total 2016 Restructuring, Impairment and Plant Closing Costs	$34

Cash charges:
2015 charges	$121
Pension-related charges	3
Accelerated depreciation	68
Other non-cash charges	37

Total 2015 Restructuring, Impairment and Plant Closing Costs	$229

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Cash charges:
2014 charges	$67
Non-cash charges	—

Total 2014 Restructuring, Impairment and Plant Closing Costs	$67

2016 RESTRUCTURING ACTIVITIES

        In December 2014, we announced a comprehensive restructuring program to improve the global competitiveness of our Titanium Dioxide and Performance Additives divisions. As part of the program, we are reducing our workforce by approximately 900 positions. In connection with this restructuring program, we recorded restructuring expense of $3 million in 2016. We expect to incur additional charges of approximately $4 million through the end of 2017.

        In February 2015, we announced a plan to close the 'black end' manufacturing operations and ancillary activities at our Calais, France site, which will reduce our TiO2 capacity by approximately 100,000 metric tons, or 13% of our European TiO2 capacity. In connection with this announcement, we recorded restructuring expense of $1 million in the first quarter of 2016. All expected charges have been incurred as of the end of 2016.

        In March 2015, we announced plans to restructure our color pigments business, another step in our previously announced plan to significantly restructure our global Titanium Dioxide and Performance Additives divisions, and recorded restructuring expense of approximately $15 million in 2016. We expect to incur additional charges of approximately $10 million through the end of 2017.

        In July 2016, we announced plans to close our Umbogintwini, South Africa TiO2 manufacturing facility. As part of the program, we recorded restructuring expense of approximately $6 million in 2016. Additionally, we recorded an impairment charge of $1 million during the second quarter of 2016. The majority of the long-lived assets associated with this manufacturing facility were impaired in the fourth quarter of 2015. We expect to incur additional charges of approximately $5 million through the third quarter of 2018.

        In connection with planned restructuring activities, our Titanium Dioxide and Performance Additives divisions recorded accelerated depreciation as restructuring expense of $8 million during 2016.

2015 RESTRUCTURING ACTIVITIES

        In December 2014, we announced a comprehensive restructuring program to improve the global competitiveness of our Titanium Dioxide and Performance Additives divisions. As part of the program, we are reducing our workforce by approximately 900 positions. In connection with this restructuring program, during 2015, we recorded charges of $61 million for workforce reductions, $3 million for pension related charges and $15 million in other restructuring costs associated with this initiative.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

        In February 2015, we announced a plan to close the 'black end' manufacturing operations and ancillary activities at our Calais, France site, which will reduce our TiO2 capacity by approximately 100,000 metric tons, or 13%, of our European TiO2 capacity. In connection with this announcement, we began to accelerate depreciation on the affected assets and recorded accelerated depreciation in 2015 of $68 million as restructuring, impairment and plant closing costs. In addition, during 2015, we recorded charges of $30 million primarily for workforce reductions and non-cash charges of $17 million.

        In March 2015, we announced plans to restructure our color pigments business, another step in our previously announced plan to significantly restructure our global Titanium Dioxide and Performance Additives divisions, and recorded restructuring expense of approximately $4 million during 2015 primarily related to workforce reductions.

        During the fourth quarter of 2015, in connection with our plans to shut down the TiO2 manufacturing facility in Umbogintwini, South Africa by the end of the fourth quarter of 2016, we determined that the South African asset group was impaired and recorded an impairment charge of $19 million.

2014 RESTRUCTURING ACTIVITIES

        In December 2014, we announced a comprehensive restructuring program to improve the global competitiveness of our Titanium Dioxide and Performance Additives divisions. As part of the we are reducing our workforce by approximately 900 positions. In connection with this restructuring program, we recorded restructuring expense of $57 million in the fourth quarter of 2014 related primarily to workforce reductions.

12. ASSET RETIREMENT OBLIGATIONS

        Asset retirement obligations consist primarily of asbestos abatement costs, demolition and removal costs, leasehold remediation costs and landfill closure costs. Venator is legally required to perform capping and closure and post-closure care on the landfills and asbestos abatement on certain of its premises. For each asset retirement obligation, Venator recognized the estimated fair value of a liability and capitalized the cost as part of the cost basis of the related asset.

        The following table describes changes to Venator's asset retirement obligation liabilities (dollars in millions):

	December 31,
	2016	2015
Asset retirement obligations at beginning of year	$47	$21
Accretion expense	2	2
Liabilities incurred	—	—
Liabilities assumed in connection with the Rockwood acquisition	—	30
Liabilities settled	(4)	(1)
Foreign currency effect on reserve balance	(3)	(5)

Asset retirement obligations at end of year	$42	$47

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. OTHER NONCURRENT LIABILITIES

        Other noncurrent liabilities at December 31, 2016 and 2015 consisted of the following (dollars in millions):

	December 31,
	2016	2015
Pension liabilities	$434	$434
Employee benefit accrual	7	8
Asset retirement obligations	29	29
Other postretirement benefits	3	5
Environmental reserves	12	11
Restructuring and plant closing costs	8	10
Other	11	16

Total	$504	$513

14. RELATED PARTY FINANCING

        Venator receives financing from Huntsman International and its subsidiaries, which are related parties. The financing relates to Venator's participation in a cash pooling program. See note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies."

        Cash Pooling Program—Venator addresses cash flow needs by participating in a cash pooling program. The cash pool provides for the participating subsidiaries of Huntsman International to loan or borrow funds daily from the cash pool. The business records these transactions as either amounts receivable from affiliates or amounts payable to affiliates. Interest income is earned if Venator is a net lender to the cash pool and paid if Venator is a net borrower from the cash pool based on a variable interest rate determined from time to time by Huntsman International. See note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies."

        Notes Receivable and Payable of Venator to Subsidiaries of Huntsman International—As of December 31, 2016 and 2015, Venator had notes receivable outstanding from affiliates of $148 million and $422 million, respectively, and notes payable outstanding to affiliates totaling $309 million and $310 million, respectively. The borrowers and lenders are subsidiaries of Huntsman International and the notes are unsecured. Under the terms of the notes, Venator promises to pay interest on the unpaid principal amounts at a rate per annum as agreed upon from time to time by Huntsman International and Venator. As of December 31, 2016, the average interest rate on notes receivable and notes payable was 4%.

        A/R Programs—Certain of our entities participate in the accounts receivable securitization programs ("A/R Programs") sponsored by Huntsman International. Under the A/R Programs, these entities sell certain of their trade receivables to Huntsman International. Huntsman International grants an undivided interest in these receivables to a SPE, which serve as security for the issuance of debt of Huntsman International. These entities continue to service the securitized receivables. As of December 31, 2016 and 2015, Huntsman International had $144 million and $152 million, respectively, of net receivables in their A/R Programs and reflected on their balance sheet associated with Venator. The entities allocated losses

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

14. RELATED PARTY FINANCING (Continued)

on the A/R Programs for the years ended December 31, 2016, 2015 and 2014 were $5 million, $3 million and $5 million, respectively. The allocation of losses on sale of accounts receivable is based upon the pro-rata portion of total receivables sold into the securitization program as well as other program and interest expenses associated with the A/R Programs.

15. THIRD-PARTY DEBT AGREEMENTS

        As of December 31, 2015 Sasol-Huntsman, Venator's consolidated 50%-owned venture, had €7 million (approximately $8 million) outstanding under the term loan facility, of which €3 million (approximately $3 million) was recorded as current portion of debt. The facility was repaid in full in 2016.

        Venator also has lease obligations accounted for as capital leases primarily related to manufacturing facilities which are included in other long-term debt. The scheduled maturities of Venator's commitments under capital leases are as follows (dollars in millions):

Year ending December 31:
2017	$7
2018	2
2019	2
2020	2
Thereafter	11

Total minimum payments	24
Less: Amounts representing interest	(4)

Present value of minimum lease payments	20
Less: Current portion of capital leases	(7)

Long-term portion of capital leases	$13

16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

        Venator is exposed to market risks associated with foreign exchange risks. From time to time, Venator, through Huntsman International or its subsidiaries, will enter into hedging or derivative transactions to mitigate these exposures.

        Venator's cash flows and earnings are subject to fluctuations due to exchange rate variation. Venator's revenues and expenses are denominated in various foreign currencies. From time to time, Venator may enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, Venator generally nets multicurrency cash balances among its subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). Venator does not hedge its foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on its cash flows and earnings. As of December 31, 2016 and 2015, Venator had approximately $64 million and $62 million in notional amount (in U.S. dollar equivalents) outstanding, respectively, in forward foreign currency contracts with a term of approximately one month.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

17. STOCK-BASED COMPENSATION PLAN

        Under the Huntsman Corporation Stock Incentive Plan, a plan approved by stockholders, Huntsman Corporation may grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards and other stock-based awards to its employees, directors and consultants and to employees and consultants of its subsidiaries, provided that incentive stock options may be granted solely to employees. The terms of the grants are fixed at the grant date. Option awards have a maximum contractual term of 10 years and generally must have an exercise price at least equal to the market price of Huntsman Corporation's common stock on the date the option award is granted. Stock-based awards generally vest over a three-year period; certain performance awards vest over a two-year period and awards to Huntsman Corporation's directors vest on the grant date.

        The compensation cost from continuing operations under the Stock Incentive Plan allocated to Venator was approximately $3 million, $2 million and $2 million for the years ended December 31, 2016, 2015 and 2014, respectively. The allocation was determined annually based upon the outstanding number of shares of each type of award granted to individuals employed by Venator.

STOCK OPTIONS

        The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of Huntsman Corporation's common stock through the grant date. The expected term of options granted was estimated based on the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions noted below represent the weighted averages of the assumptions utilized for all stock options granted during the year.

	Year ended December 31,
	2016	2015	2014
Dividend yield	5.6%	2.3%	2.4%
Expected volatility	57.9%	57.6%	60.3%
Risk-free interest rate	1.4%	1.4%	1.7%
Expected life of stock options granted during the period	5.9 years	5.9 years	5.7 years

NONVESTED SHARES

        Nonvested shares granted under the Huntsman Corporation Stock Incentive Plan consist of restricted stock, which is accounted for as an equity award, and phantom stock, which is accounted for as a liability award because it can be settled in either stock or cash.

        The fair value of each performance share unit award is estimated using a Monte Carlo simulation model that uses various assumptions, including an expected volatility rate and a risk-free interest rate. For the years ended December 31, 2016 and 2015, the weighted-average expected volatility rate was 39.3% and 30.0%, respectively and the weighted average risk-free interest rate was 0.9% and 0.7%, respectively. For the performance awards granted during the years ended December 31, 2016 and 2015, the number of shares earned varies based upon Huntsman Corporation achieving certain performance criteria over

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

17. STOCK-BASED COMPENSATION PLAN (Continued)

two-year and three-year performance periods. The performance criteria are total stockholder return of Huntsman Corporation's common stock relative to the total stockholder return of a specified industry peer-group for the two-year and three-year performance periods. No performance share unit awards were granted during the year ended December 31, 2014.

18. INCOME TAXES

        Our income tax basis of presentation is summarized in note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies."

        A summary of the provisions for current and deferred income taxes is as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Income tax (benefit) expense:
U.S.
Current	$—	$(5)	$(8)
Deferred	(2)	(7)	—
Non-U.S.
Current	12	14	9
Deferred	(7)	(32)	(36)

Total	$3	$(30)	$(35)

        The reconciliation of the differences between the U.S. federal income taxes at the U.S. statutory rate to Venator's provision for income taxes is as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Loss from continuing operations before income taxes	$(44)	$(271)	$(82)

Expected tax benefit at U.S. statutory rate of 35%	$(15)	$(95)	$(29)
Change resulting from:
State tax benefit net of federal benefit	(1)	—	—
Non-U.S. tax rate differentials	(12)	14	(1)
Effects of non-U.S. operations	(3)	(2)	(7)
Non-taxable portion of gain on sale of businesses	(3)	—	—
Unrealized currency exchange gains and losses	1	(21)	—
Tax authority audits and dispute resolutions	(2)	3	3
Tax benefit of losses with valuation allowances as a result of other comprehensive income	(1)	(1)	(6)
Change in valuation allowance	42	74	3
Other, net	(3)	(2)	2

Total income tax (benefit) expense	$3	$(30)	$(35)

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

        Included in the non-U.S. deferred tax expense are income tax benefits of $1 million in 2016, $1 million in 2015 and $6 million in 2014 for losses from continuing operations for certain jurisdictions with valuation allowances to the extent that income was recorded in other comprehensive income in that same jurisdiction. Foreign currency gains and changes in pension related items resulted in other comprehensive income where Venator has a full valuation allowance against the net deferred tax asset. An offsetting income tax expense was recognized in accumulated other comprehensive loss.

        Venator operates in over 25 non-U.S. tax jurisdictions with no specific country earning a predominant amount of its off-shore earnings. The vast majority of these countries have income tax rates that are lower than the U.S. statutory rate. In 2016, the average statutory rate for countries with pre-tax income was lower than the average statutory rate for countries with pre-tax losses, resulting in a net benefit as compared to the U.S. statutory rate. For the year ended December 31, 2016, the tax rate differential resulted in lower tax expense of $12 million, reflected in the reconciliation above.

        In certain non-U.S. tax jurisdictions, Venator's U.S. GAAP functional currency is different than the local tax currency. As a result, foreign exchange gains and losses will impact Venator's effective tax rate. For 2016, this resulted in a tax expense of $1 million. For 2015, this resulted in a tax benefit of $11 million ($21 million of benefit included in "unrealized currency exchange gains and losses" in the reconciliation above, net of $10 million of expense related to establishing contingent liabilities for potential non-deductibility of these foreign currency losses included in "tax authority audits and dispute resolutions" in the reconciliation above). During 2015, a number of Venator's intercompany liabilities that were denominated in U.S. dollars were owed by entities whose tax currency was the euro. As a result of the depreciation in the euro opposite the U.S. dollar, these entities recorded a tax only foreign exchange loss. Most of the receivables associated with these same U.S. dollar denominated intercompany debts were held by entities with a tax currency of the U.S. dollar which, therefore, resulted in no taxable gain.

        The components of loss before income taxes were as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
U.S.	$(33)	$(45)	$(24)
Non-U.S.	(11)	(226)	(58)

Total	$(44)	$(271)	$(82)

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

        Components of deferred income tax assets and liabilities at December 31, 2016 and 2015 were as follows (dollars in millions):

	December 31,
	2016	2015
Deferred income tax assets:
Net operating carryforwards	$496	$387
Pension and other employee compensation	88	89
Property, plant and equipment	34	63
Intangible assets	19	29
Other, net	40	61

Total	$677	$629

Total deferred income tax liabilities:
Property, plant and equipment	$(138)	$(114)
Pension and other employee compensation	(1)	(1)
Intangible assets	(4)	(5)
Other, net	(5)	(6)

Total	$(148)	$(126)

Net deferred tax assets before valuation allowance	$529	$503
Valuation allowance	(324)	(303)

Net deferred tax assets	$205	$200

Non-current deferred tax assets	217	230
Non-current deferred tax liabilities	(12)	(30)

Net deferred tax assets	$205	$200

        The net operating loss carryforward amounts ("NOLs"), including the amounts discussed below, and other attributes reflected in these combined financial statements are based upon the legal entity structure of Venator using the stand-alone methodology with on-top income adjustments and do not reflect the actual NOLs and other tax attributes that exist or that would be allocated under the various required tax laws to the specific legal entities comprising Venator. Under the stand-alone methodology, NOLs that would have been created, utilized or expire unused do not reflect the actual creation, utilization and expiration of NOLs in the legal entities comprising Venator. For example, Huntsman had no U.S. NOLs to allocate to Venator.

        Venator has NOLs of $1,507 million in various non-U.S. jurisdictions. While the majority of the NOLs have no expiration date, $4 million have a limited life (all of which are subject to a valuation allowance) and will expire starting in 2020. Venator had no NOLs expire unused in 2016. Venator has NOLs of $189 million in U.S. federal and $189 million in U.S. state jurisdictions.

        Venator has total tax-effected NOLs of $496 million. Venator has a full valuation allowance on tax-effected NOLs, before deferred tax liabilities, of $302 million in the following countries: Belgium, France, India, Italy, Spain, South Africa, the U.K. and the U.S. In Luxembourg, Venator has tax-effected

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

NOLs of $83 million with a partial valuation allowance of $64 million, leaving $19 million not subject to a valuation allowance. Venator also has tax-effected NOLs of $111 million, not subject to full valuation allowances, in the following countries: Austria, Brazil, Germany, Hong Kong and Singapore.

        Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions and result in additional valuation allowances in future periods.

        Valuation allowances are determined on a tax jurisdiction by jurisdiction basis. While Venator has generated consolidated losses before income taxes over the past three years, certain jurisdictions, significantly Germany, but also including Brazil, China, Finland and Singapore, are profitable and recognize net deferred tax assets.

        During 2016, Venator established valuation allowances of $15 million and released valuation allowances of $6 million. In the U.S., Venator established $15 million of valuation allowances on certain net deferred tax assets (principally NOLs from 2016 operating losses), where in prior years there was a net deferred tax liability. In France Venator released valuation allowances of $6 million as a result of deferred tax liabilities offsetting deferred tax assets, which previously had a valuation allowance.

        During 2015, Venator established valuation allowances of $12 million and released valuation allowances of $6 million. In Italy, Venator established $10 million of valuation allowances on certain net deferred tax assets as a result of cumulative losses, and, in South Africa, Venator established a full valuation allowance on $2 million of deferred tax assets as a result of current year losses shifting it from a net deferred tax liability position. In Luxembourg, Venator released a valuation allowance on $6 million of certain net deferred tax assets as a result of significant changes in estimated future taxable income resulting from increased intercompany receivables and, therefore, increased interest income in Luxembourg, its primary treasury center outside of the U.S.

        During 2014, Venator released valuation allowances of $18 million and established valuation allowances of $3 million. In Luxembourg, Venator released a valuation allowance on $18 million of certain net deferred tax assets as a result of significant changes in estimated future taxable income resulting from increased intercompany receivables and, therefore, increased interest income in Luxembourg, its primary treasury center outside of the U.S.

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

        The following is a summary of changes in the valuation allowance (dollars in millions):

	2016	2015	2014
Valuation allowance as of January 1	$303	$230	$243
Valuation allowance as of December 31	324	303	230

Net (increase) decrease	(21)	(73)	13
Foreign currency movements	(20)	(17)	(18)
(Decrease) increase to deferred assets with an offsetting increase or decrease to valuation allowances	(1)	16	2

Change in valuation allowance per rate reconciliation	$(42)	$(74)	$(3)

Components of change in valuation allowance affecting operating tax expense:
Pre-tax income and pre-tax (losses) in jurisdictions with valuation allowances resulting in no tax expense or benefit	$(33)	$(68)	$(18)
Release of valuation allowance in various jurisdictions	6	6	18
Establishments of valuation allowances in various jurisdictions	(15)	(12)	(3)

Change in valuation allowances per rate reconciliation	$(42)	$(74)	$(3)

        The following is a reconciliation of the unrecognized tax benefits (dollars in millions):

	2016	2015	2014
Unrecognized tax benefits as of January 1	$27	$31	$37
Gross increases and decreases—tax positions taken during a prior period	—	1	2
Gross increases and decreases—tax positions taken during the current period	—	8	1
Decreases related to settlements of amounts due to tax authorities	(1)	(2)	(5)
Reductions resulting from the lapse of statutes of limitation	—	(8)	(1)
Foreign currency movements	(1)	(3)	(3)

Unrecognized tax benefits as of December 31	$25	$27	$31

        As of December 31, 2016, 2015 and 2014, the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $14 million, $17 million and $19 million, respectively.

        In accordance with Venator's accounting policy, it recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.

	Year ended December 31,
	2016	2015	2014
Interest included in income tax expense	$—	$(2)	$—
Penalties expense included in tax expense	—	—	—

Venator
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. INCOME TAXES (Continued)

	December 31,
	2016	2015
Accrued liability for interest	$1	$1

        Venator conducts business globally and, as a result, files income tax returns in the U.S. federal, various U.S. state and various non-U.S. jurisdictions. The following table summarizes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdiction	Open Tax Years
China	2012 and later
France	2002 and later
Germany	2011 and later
India	2004 and later
Italy	2012 and later
Malaysia	2012 and later
Spain	2002 and later
United Kingdom	2015 and later
United States federal	2009 and later

        Certain of Venator's U.S. and non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately agreed upon in resolution of the issues raised may differ materially from the amounts accrued.

        Venator estimates that it is reasonably possible that certain of its non-U.S. unrecognized tax benefits could change within 12 months of the reporting date with a resulting decrease in the unrecognized tax benefits within a reasonably possible range of nil to $4 million. For the 12-month period from the reporting date, Venator would expect that a substantial portion of the decrease in its unrecognized tax benefits would result in a corresponding benefit to its income tax expense.

        As of December 31, 2016 and 2015, there were no unremitted earnings of subsidiaries to consider for indefinite reinvestment. Going forward, to the extent future U.S. cash flow needs require distributions from foreign subsidiaries, based on existing law, we expect to have tax attributes (at least up to the amount of anticipated external Venator debt) that could allow repatriation of earnings to the U.S. without incremental U.S. income tax.

19. EMPLOYEE BENEFIT PLANS

Defined Benefit and Other Postretirement Benefit Plans

        Venator sponsors defined benefit plans in a number of countries outside of the U.S. in which employees of Venator participate. The availability of these plans and their specific design provisions are consistent with local competitive practices and regulations.

        During 2012, Venator's U.K. pension plan was closed to new entrants. For existing participants, benefits will only grow as a result of increases in pay. A defined contribution plan was established to replace this pension plan for future benefit accruals.

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

        The disclosures for the defined benefit and other postretirement benefit plans within the U.S. are combined with the disclosures of the plans outside of the U.S. Of the total projected benefit obligations for Venator as of December 31, 2016 and 2015, the amount related to the U.S. benefit plans is $15 million and $14 million, respectively, or 1% each. Of the total fair value of plan assets for Venator, the amount related to the U.S. benefit plans for December 31, 2016 and 2015 was $11 million and $10 million, respectively, or 1% each.

        Certain plans are shared by Venator and other Huntsman International subsidiaries unrelated to Venator. In such cases, the projected benefit obligation is allocated based upon individual employee census data and the fair value of plan assets is allocated based upon a relevant percentage of projected benefit obligation.

        On December 31, 2016, legal entity restructuring commenced for other businesses that will not ultimately be part of Venator after the spin-off. As a result, certain other businesses within three legal entities were disposed of via transfers to Huntsman in preparation for the spin-off.

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

        The following table sets forth the funded status of the plans for Venator and the amounts recognized in the combined balance sheets at December 31, 2016 and 2015 (dollars in millions):

	Defined Benefit Plans		Other Postretirement Benefit Plans
	2016	2015	2016	2015
Change in benefit obligation
Benefit obligation at beginning of year	1,349	$1,485	5	$8
Service cost	9	10	—	—
Interest cost	40	43	1	—
Actuarial (gain) loss	233	(36)	—	—
Acquisitions/disposals	(42)	6	—	—
Gross benefits paid	(57)	(59)	(1)	—
Plan amendments	—	4	(2)	(2)
Exchange rates	(190)	(102)	—	(1)
Curtailments	—	(4)	—	—
Special termination benefits	—	2	—	—

Benefit obligation at end of year	$1,342	$1,349	$3	$5

Change in plan assets
Fair value of plan assets at beginning of year	$914	$977	$—	$—
Actual return on plan assets	178	6	—	—
Employer contribution	30	45	1	—
Gross benefits paid	(57)	(59)	(1)	—
Acquisitions/disposals	(1)	—	—	—
Exchange rates	(156)	(55)	—	—

Fair value of plan assets at end of year	$908	$914	$—	$—

Funded status
Fair value of plan assets	$908	$914	$—	$—
Benefit obligation	1,342	1,349	3	5

Accrued benefit cost	$(434)	$(435)	$(3)	$(5)

Amounts recognized in balance sheet:
Noncurrent asset	$5	$4	$—	$—
Current liability	(5)	(5)	—	—
Noncurrent liability	(434)	(434)	(3)	(5)

Total	$(434)	$(435)	$(3)	$(5)

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

	Defined Benefit Plans		Other Postretirement Benefit Plans
	2016	2015	2016	2015
Amounts recognized in accumulated other comprehensive loss:
Net actuarial loss (gain)	$432	$369	$(3)	$(3)
Prior service cost (credit)	8	8	(3)	(1)

Total	$440	$377	$(6)	$(4)

        The amounts in accumulated other comprehensive (loss) income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (dollars in millions):

	Defined Benefit Plans	Other Postretirement Benefit Plans
Actuarial loss	$20	$1
Prior service credit	—	(3)

Total	$20	$(2)

        Components of net periodic benefit costs for the years ended December 31, 2016, 2015 and 2014 were as follows (dollars in millions):

	Defined Benefit Plans
	2016	2015	2014
Service cost	$9	$10	$6
Interest cost	40	43	48
Expected return on plan assets	(46)	(57)	(50)
Amortization of actuarial loss	15	14	13
Amortization of prior service cost	—	1	—
Special termination benefit	—	2	—

Net periodic benefit cost	$18	$13	$17

Other Postretirement Benefit Plans
	2016	2015	2014
Service cost	$—	$—	$—
Interest cost	—	—	—

Net periodic benefit cost	$—	$—	$—

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

        The amounts recognized in net periodic benefit cost and other comprehensive (loss) income as of December 31, 2016, 2015 and 2014 were as follows (dollars in millions):

	Defined Benefit Plans
	2016	2015	2014
Current year actuarial loss	$100	$12	$64
Amortization of actuarial loss	(15)	(14)	(13)
Current year prior service cost	—	9	—
Amortization of prior service credits	—	(1)	—
Disposals	(22)	—	—

Total recognized in other comprehensive (loss) income	63	6	51
Net periodic benefit cost	18	13	17

Total recognized in net periodic benefit cost and other comprehensive income	$81	$19	$68

	Other Postretirement Benefit Plans
	2016	2015	2014
Current year actuarial loss	$—	$—	$1
Current year prior service credits	(2)	(2)	—

Total recognized in other comprehensive (loss) income	(2)	(2)	1
Net periodic benefit cost	—	—	—

Total recognized in net periodic benefit cost and other comprehensive income	$(2)	$(2)	$1

        The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost for the year:

	Defined Benefit Plans
	2016	2015	2014
Projected benefit obligation:
Discount rate	2.23%	3.17%	3.03%
Rate of compensation increase	3.72%	3.60%	3.60%
Net periodic pension cost:
Discount rate	3.17%	3.03%	4.24%
Rate of compensation increase	3.60%	3.58%	3.99%
Expected return on plan assets	5.34%	6.03%	6.24%

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

	Other Postretirement Benefit Plans
	2016	2015	2014
Projected benefit obligation:
Discount rate	3.72%	6.94%	5.65%
Net periodic pension cost:
Discount rate	6.94%	5.65%	6.59%

        At December 31, 2016 and 2015, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 5.82% and 7.0%, respectively, decreasing to 4.38% after 2030. Assumed health care cost trend rates can have a significant effect on the amounts reported for the postretirement benefit plans. A one-percent point change in assumed health care cost trend rates would not have a significant effect.

        The projected benefit obligation and fair value of plan assets for the defined benefit plans with projected benefit obligations in excess of plan assets as were as follows (dollars in millions):

	December 31,
	2016	2015
Projected benefit obligation	$1,316	$1,319
Fair value of plan assets	877	880

        The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2016 and 2015 were as follows (dollars in millions):

	December 31,
	2016	2015
Projected benefit obligation	$1,316	$630
Accumulated benefit obligation	1,251	587
Fair value of plan assets	877	223

        Expected future contributions and benefit payments are as follows (dollars in millions):

	Defined Benefit Plans	Other Postretirement Benefit Plans
2017 expected employer contributions:
To plan trusts	$28	$—
Expected benefit payments:
2017	43	—
2018	44	—
2019	45	—
2020	48	—
2021	49	—
2022 – 2026	267	1

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

        Our investment strategy with respect to pension assets is to pursue an investment plan that, over the long term, is expected to protect the funded status of the plan, enhance the real purchasing power of plan assets and not threaten the plan's ability to meet currently committed obligations. Additionally, our investment strategy is to achieve returns on plan assets, subject to a prudent level of portfolio risk. Plan assets are invested in a broad range of investments. These investments are diversified in terms of domestic and international equities, both growth and value funds, including small, mid and large capitalization equities; short-term and long-term debt securities; real estate; and cash and cash equivalents. The investments are further diversified within each asset category. The portfolio diversification provides protection against a single investment or asset category having a disproportionate impact on the aggregate performance of the plan assets.

        Our pension plan assets are managed by outside investment managers. The investment managers value our plan assets using quoted market prices, other observable inputs or unobservable inputs. For certain assets, the investment managers obtain third-party appraisals at least annually, which use valuation techniques and inputs specific to the applicable property, market or geographic location. We have established target allocations for each asset category. Venator's pension plan assets are periodically rebalanced based upon our target allocations.

        The fair value of plan assets for the pension plans was $908 million and $914 million at December 31, 2016 and 2015, respectively. The following plan assets are measured at fair value on a recurring basis (dollars in millions):

Asset Category	December 31, 2016	Fair Value Amounts Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pension plans:
Equities	$261	$255	$6	$—
Fixed income	547	44	497	6
Real estate/other	96	62	7	27
Cash and cash equivalents	4	4	—	—

Total pension plan assets	$908	$365	$510	$33

Asset Category	December 31, 2015	Fair Value Amounts Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pension plans:
Equities	$256	$247	$9	$—
Fixed income	572	44	528	—
Real estate/other	78	54	15	9
Cash and cash equivalents	8	3	5	—

Total pension plan assets	$914	$348	$557	$9

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

	Real Estate/ Other Year ended December 31,
	2016	2015
Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)
Balance at the beginning of the period	$9	$10
Return on pension plan assets	—	(1)
Purchases, sales and settlements	19	—
Transfers (out of) into Level 3	—	—
Disposals	(1)	—

Balance at the end of the period	$27	$9

	Fixed Income Year ended December 31,
	2016	2015
Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)
Balance at the beginning of the period	$—	$—
Return on pension plan assets	—	—
Purchases, sales and settlements	6	—
Transfers (out of) into Level 3	—	—

Balance at the end of the period	$6	$—

        Based upon historical returns, the expectations of our investment committee and outside advisors, the expected long-term rate of return on the pension assets is estimated to be between 5.34% and 6.24%. The asset allocation for our pension plans at December 31, 2016 and 2015 and the target allocation for 2017, by asset category, are as follows:

Asset category	Target allocation 2017	Allocation at December 31, 2016	Allocation at December 31, 2015
Pension plans:
Equities	29%	29%	28%
Fixed income	60%	60%	63%
Real estate/other	11%	11%	8%
Cash	—	—	1%

Total pension plans	100%	100%	100%

        Equity securities in Venator's pension plans did not include any equity securities of Huntsman Corporation or Venator and its affiliates at the end of 2016.

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

U.S. Benefit Plans

        Defined Benefit and Other Postretirement Benefit Plans Sponsored by Huntsman International —Venator's U.S. employees participate in a trusteed, non-contributory defined benefit pension plan (the "Plan") that covers substantially all of Huntsman International's full-time U.S. employees. Effective July 1, 2004, the Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts. For participating employees, benefits accrued under the prior formula were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on July 1, 2004 may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The conversion to the cash balance plan did not have a significant impact on the accrued benefit liability, the funded status or ongoing pension expense. Beginning July 1, 2014, the Huntsman Defined Benefit Pension Plan was closed to new, non-union entrants. New hires will be provided with a defined contribution plan with a non-discretionary employer contribution of 6% of pay and a company match of up to 4% of pay, for a total company contribution of up to 10% of pay.

        Our employees also participate in an unfunded postretirement benefit plan, which provides medical and life insurance benefits. This plan is sponsored by Huntsman International.

        Our U.S. employees participate in a postretirement benefit plan that provides a fully insured Medicare Part D plan including prescription drug benefits affected by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). Neither Venator nor Huntsman can determine whether the medical benefits provided by these postretirement benefit plans are actuarially equivalent to those provided by the Act. Neither Venator nor Huntsman collects a subsidy, and our net periodic postretirement benefits cost, and related benefit obligation, do not reflect an amount associated with the subsidy.

Non-U.S. Defined Contribution Plans

        We have defined contribution plans in a variety of non-U.S. locations.

        Venator's combined expense for these defined contribution plans for the years ended December 31, 2016, 2015 and 2014 was $9 million, $10 million and $10 million, respectively, primarily related to the Huntsman UK Pension Plan.

        All UK associates are eligible to participate in the Huntsman UK Pension Plan, a contract based arrangement with a third party. Company contributions vary by business during a five year transition period. Plan participants elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute a matching amount not to exceed 12% of the participant's salary for new hires and 15% of the participant's salary for all other participants.

U.S. Defined Contribution Plans

        We have a money purchase pension plan covering substantially all of our domestic employees who were hired prior to January 1, 2004. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%). During 2014, we closed this plan to non-union participants, continuing to provide equivalent benefits to those covered under this plan into their salary deferral accounts.

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

19. EMPLOYEE BENEFIT PLANS (Continued)

        We also have a salary deferral plan covering substantially all U.S. employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute an amount equal to one-half of the participant's contribution, not to exceed 2% of the participant's compensation.

        Along with the introduction of the cash balance formula within the defined benefit pension plan, the money purchase pension plan was closed to new hires. At the same time, the employer match in the salary deferral plan was increased, for new hires, to a 100% match, not to exceed 4% of the participant's compensation, once the participant has achieved six years of service with us.

        Our total combined expense for the above defined contribution plans was $1 million for the year ended December 31, 2016 and de minimus for each of the years ended December 31, 2015 and 2014.

20. RELATED PARTY TRANSACTIONS

        Huntsman Corporation's executive, information technology, EHS and certain other corporate departments perform certain administrative and other services for Venator. Additionally, Huntsman Corporation performs certain site services for Venator. Expenses incurred by Huntsman Corporation and allocated to Venator are determined based on specific services provided or are allocated based on our total revenues, total assets, and total employees in proportion to those of Huntsman Corporation. Management believes that such expense allocations are reasonable. It is not practical to estimate the expenses that would have been incurred by Venator had it been operated on a stand-alone basis. Corporate allocations include allocated selling, general, and administrative expenses of $147 million, $132 million and $136 million for the years ended December 31, 2016, 2015 and 2014, respectively.

        We also conduct transactions in the normal course of business with parties under common ownership. Sales of raw materials to LPC as part of a sourcing arrangement were $67 million, $80 million and $108 million for the years ended December 31, 2016, 2015 and 2014, respectively. Proceeds from this arrangement are recorded as a reduction of cost of goods sold in Venator's combined statements of operations. Related to this same arrangement, purchases of finished goods from LPC were $158 million, $163 million and $194 million for the years ended December 31, 2016, 2015 and 2014, respectively. Sales to other affiliates of Huntsman by Venator were $122 million, $134 million and $189 million for the years ended December 31, 2016, 2015 and 2014, respectively. Inventory purchases from other affiliates of Huntsman by Venator were $252 million, $284 million and $319 million for the years ended December 31, 2016, 2015 and 2014, respectively. The related accounts receivable from affiliates and accounts payable to affiliates as of December 31, 2016 and 2015 are recognized in the combined balance sheets.

        We participate in a cash management system with various subsidiaries of Huntsman International, which results in interest expense to Venator. See note "1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies" and note "14. Related Party Financing."

21. COMMITMENTS AND CONTINGENCIES

        Purchase Commitments—We have various purchase commitments extending through 2029 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table below are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2017. Certain contracts allow for changes in

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES (Continued)

minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period; such notice period has been included in the table below. The contractual purchase prices for substantially all of these contracts are variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our current pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. For the years ended December 31, 2016, 2015 and 2014, we made minimum payments under such take or pay contracts without taking the product of $1 million, nil and nil, respectively. Total purchase commitments as of December 31, 2016 were as follows (dollars in millions):

Year Ending December 31:	Pigments & Additives	Other businesses	Total
2017	$582	$188	$770
2018	438	129	567
2019	49	65	114
2020	14	28	42
2021	12	28	40
Thereafter	39	182	221

        Operating Leases—We lease certain premises, automobiles, and office equipment under long-term lease agreements. The total expense recorded under operating lease agreements in the combined statements of operations was approximately $14 million, $14 million and $10 million for the years ended December 31, 2016, 2015 and 2014, respectively.

        Future minimum lease payments under noncancelable operating leases as of December 31, 2016 were as follows (dollars in millions):

Year Ending December 31:
2017	$11
2018	9
2019	5
2020	4
2021	4
Thereafter	6

Total	$39

        Guarantees—Substantially all of our U.S. operations and certain of their foreign subsidiary holdings fully and unconditionally guaranteed Huntsman International's outstanding notes. Subsequent to the spin-off, such operations and entities will no longer guarantee Huntsman International's outstanding notes. As of December 31, 2016 and 2015, Huntsman International and its guarantors had third-party debt outstanding of $3,793 million and $4,318 million, respectively. As of December 31, 2016 and 2015, our U.S. operations and certain of our foreign subsidiaries had total assets, excluding intercompany amounts, of $502 million and $384 million, respectively.

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES (Continued)

LEGAL PROCEEDINGS

        Antitrust Matters—We were named as a defendant in consolidated class action civil antitrust suits filed on February 9 and 12, 2010 in the U.S. District Court for the District of Maryland alleging that we, our co-defendants and other alleged co-conspirators conspired to fix prices of TiO2 sold in the U.S. between at least March 1, 2002 and the present. The other defendants named in this matter were E. I. du Pont de Nemours and Company (DuPont), Kronos Worldwide, Inc. ("Kronos") and National Titanium Dioxide Company, Ltd. ("Cristal") (formerly Millennium). On August 28, 2012, the court certified a class consisting of all U.S. customers who purchased TiO2 directly from the defendants (the "Direct Purchasers") since February 1, 2003. On December 13, 2013, we and all other defendants settled the Direct Purchasers litigation and the court approved the settlement. We paid the settlement in an amount immaterial to our combined financial statements.

        On November 22, 2013, we were named as a defendant in a civil antitrust suit filed in the U.S. District Court for the District of Minnesota brought by a Direct Purchaser who opted out of the Direct Purchasers class litigation (the "Opt-Out Litigation"). On April 21, 2014, the court severed the claims against us from the other defendants sued and ordered our case transferred to the U.S. District Court for the Southern District of Texas. Subsequently, Kronos, another defendant, was also severed from the Minnesota case and claims against it were transferred and consolidated for trial with our case in the Southern District of Texas. On February 26, 2016, we reached an agreement to settle the Opt-Out litigation and subsequently paid the settlement in an amount immaterial to our combined financial statements.

        We were also named as a defendant in a class action civil antitrust suit filed on March 15, 2013 in the U.S. District Court for the Northern District of California by the purchasers of products made from TiO2 (the "Indirect Purchasers") making essentially the same allegations as did the Direct Purchasers. On October 14, 2014, plaintiffs filed their Second Amended Class Action Complaint narrowing the class of plaintiffs to those merchants and consumers of architectural coatings containing TiO2. On August 11, 2015, the court granted our motion to dismiss the Indirect Purchasers litigation with leave to amend the complaint. A Third Amended Class Action Complaint was filed on September 29, 2015 further limiting the class to consumers of architectural paints. Plaintiffs have raised state antitrust claims under the laws of 15 states, consumer protection claims under the laws of nine states, and unjust enrichment claims under the laws of 16 states. On November 4, 2015, we and our co-defendants filed another motion to dismiss. On June 13, 2016, the court substantially denied the motion to dismiss except as to consumer protection claims in one state. The parties are negotiating a resolution to this action.

        On August 23, 2016, we were named as a defendant in a fourth civil antitrust suit filed in the U.S. District Court for the Northern District of California by an indirect purchaser of TiO2, Home Depot. Home Depot is an indirect purchaser of TiO2 primarily through paints it purchases from various manufacturers. Home Depot makes the same claims as the Direct and Indirect Purchasers and seeks treble damages for its increased costs from purchasing paint.

        These Indirect Purchasers seek to recover injunctive relief, treble damages or the maximum damages allowed by state law, costs of suit and attorneys' fees. We are not aware of any illegal conduct by us or any of our employees. Nevertheless, we have incurred costs relating to these claims and could incur additional costs in amounts which in the aggregate could be material to us. Because of the overall complexity of these cases, we are unable to reasonably estimate any possible loss or range of loss and we have not made a material accrual with respect to these claims.

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES (Continued)

        Other Proceedings—We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in these combined financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.

22. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

        Environmental, Health and Safety ("EHS") Capital Expenditures—We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2016, 2015 and 2014, our capital expenditures for EHS matters totaled $18 million, $46 million and $31 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws.

        Environmental Reserves—We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques as appropriate and are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of December 31, 2016 and 2015, we had environmental reserves of $12 million and $14 million, respectively. We may incur losses for environmental remediation.

        Environmental Matters—We have incurred and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

        Under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.

        Under the Resource Conservation and Recovery Act in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities, such as France and Italy.

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

23. OTHER COMPREHENSIVE LOSS

        Other comprehensive loss consisted of the following (dollars in millions):

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments, net of tax(b)	Other comprehensive income of unconsolidated affiliates	Other, net	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2016	$(218)	$(305)	$5	$1	$(517)	$16	$(501)

Other comprehensive (loss) income before reclassifications	(9)	(75)	—	—	(84)	3	(81)
Tax expense	(1)	(2)	—	—	(3)	—	(3)
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	15	—	—	15	—	15
Tax expense	—	(1)	—	—	(1)	—	(1)

Net current-period other comprehensive (loss) income	(10)	(63)	—	—	(73)	3	(70)

Ending balance, December 31, 2016	$(228)	$(368)	$5	$1	$(590)	$19	$(571)

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments, net of tax(b)	Other comprehensive income of unconsolidated affiliates	Other, net	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2015	$(86)	$(297)	$6	$1	$(376)	$8	$(368)

Other comprehensive (loss) income before reclassifications	(134)	(18)	(1)	—	(153)	8	(145)
Tax benefit (expense)	2	(6)	—	—	(4)	—	(4)
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	14	—	—	14	—	14
Tax benefit	—	2	—	—	2	—	2

Net current-period other comprehensive (loss) income	(132)	(8)	(1)	—	(141)	8	(133)

Ending balance, December 31, 2015	$(218)	$(305)	$5	$1	$(517)	$16	$(501)

(a)
Amounts are net of tax of $3 and $2 as of December 31, 2016 and 2015, respectively.

(b)
Amounts are net of tax of $65 and $68 as of December 31, 2016 and 2015, respectively.

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

23. OTHER COMPREHENSIVE LOSS (Continued)

(c)
See table below for details about these reclassifications.

	Year ended December 31, 2016	Year ended December 31, 2015
Details about Accumulated Other Comprehensive Loss Components(a):	Amount reclassified from accumulated other comprehensive loss	Amount reclassified from accumulated other comprehensive loss	Affected line item in the statement where net income is presented
Amortization of pension and other postretirement benefits:
Actuarial loss	$15	$13	(b)
Settlement loss	—	1	(b)

	15	14	Total before tax
	(1)	2	Income tax (expense) benefit

Total reclassifications for the period	$14	$16	Net of tax

(a)
Pension and other postretirement benefit amounts in parentheses indicate credits on our combined statements of operations.

(b)
These accumulated other comprehensive loss components are included in the computation of net periodic pension costs. See note "19. Employee Benefit Plans."

24. OPERATING SEGMENT INFORMATION

        We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of commodity chemical products. We have reported our operations through our two segments, Titanium Dioxide and Performance Additives, and organized our business and derived our operating segments around differences in product lines. We also conduct other business within components of legal entities we operated in conjunction with Huntsman businesses. These other businesses will not ultimately be part of Venator after the spin-off and will be transferred to Huntsman in connection with the spin-off. As such, these other businesses do not meet the definition of operating segments.

        The major product groups of each reportable operating segment are as follows:

Segment	Product Group
Titanium Dioxide	titanium dioxide
Performance Additives	functional additives, color pigments, timber treatment and water treatment chemicals

        Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our global

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. OPERATING SEGMENT INFORMATION (Continued)

business units and for reporting the results of our operating segments. The revenues and adjusted EBITDA for each of the two reportable operating segments are as follows (dollars in millions):

	Year ended December 31,
	2016	2015	2014
Revenues:
Titanium Dioxide	$1,554	$1,583	$1,411
Performance Additives	585	577	138
Corporate and other	1,137	1,246	1,496

Total	$3,276	$3,406	$3,045

Segment adjusted EBITDA(1)
Titanium Dioxide	$61	$(8)	$62
Performance Additives	69	69	14
Corporate and other	15	72	86

Total	$145	$133	$162
Reconciliation of adjusted EBITDA to net loss:
Interest expense	(45)	(40)	(43)
Interest income	24	40	46
Income tax (expense) benefit	(3)	30	35
Depreciation and amortization	(140)	(126)	(121)
Net income attributable to noncontrolling interests	13	18	14
Other adjustments:
Acquisition and integration expenses	(11)	(44)	(45)
Purchase accounting adjustments	—	—	(13)
Gain (loss) on disposition of business/assets	22	(2)	1
Certain legal settlements and related expenses	(2)	(3)	(3)
Amortization of pension and postretirement actuarial losses	(15)	(14)	(13)
Net plant incident remediation costs	(1)	(4)	—
Restructuring, impairment and plant closing and transition costs	(34)	(229)	(67)

Net loss	$(47)	$(241)	$(47)

Depreciation and Amortization:
Titanium Dioxide	$87	$73	$73
Performance Additives	19	20	5
Other businesses	34	33	43

Total	$140	$126	$121

Capital Expenditures:
Titanium Dioxide	$73	$124	$109
Performance Additives	30	79	27
Other businesses	15	15	14

Total	$118	$218	$150

Total Assets:
Titanium Dioxide	$1,561	$1,707	$2,059
Performance Additives	764	783	724
Other businesses	1,139	1,719	2,509

Total	$3,464	$4,209	$5,292

(1)
Adjusted EBITDA is defined as net income (loss) of Venator before interest, income tax, depreciation and amortization and net income attributable to noncontrolling interests, as well as eliminating the following adjustments from net income (loss): (a) acquisition and integration expenses; (b) purchase accounting adjustments; (c) gain (loss) on disposition of businesses/assets; (d) certain legal settlements and related expenses; (e) amortization of pension and

VENATOR
(Combined Divisions of Huntsman Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. OPERATING SEGMENT INFORMATION (Continued)

  postretirement actuarial losses; (f) net plant incident remediation costs; and (g) restructuring, impairment, plant closing costs.

	Year ended December 31,
By Geographic Area	2016	2015	2014
Revenues(1):
United States	$516	$538	$352
Germany	410	457	395
China	261	255	204
Italy	189	184	153
United Kingdon	185	192	187
France	149	149	153
Spain	123	115	117
Brazil	112	138	152
Other nations	1,331	1,378	1,332

Total	$3,276	$3,406	$3,045

	December 31,
	2016	2015	2014
Long-Lived Assets:
Germany	$318	$362	$381
United Kingdom	218	280	272
United States	263	256	187
Italy	163	172	176
Finland	143	150	170
Other nations	232	270	417

Total	$1,337	$1,490	$1,603

(1)
Geographic information for revenues is based upon countries into which product is sold.

******

Schedule II—Valuation and Qualifying Accounts

VENATOR

(Dollars in millions)

		Additions
Description	Balance at beginning of period	Charges to cost and expenses	Charged to other accounts	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2016	$10	$—	$(1)	$—	$9
Year ended December 31, 2015	11	—	(1)	—	10
Year ended December 31, 2014	16	—	(5)	—	11

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